As filed with the Securities and Exchange Commission on September 9, 2004

Registration No. 333-117111

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

REGISTRATION STATEMENT
UNDER
SCHEDULE B
OF
THE SECURITIES ACT OF 1933

THE REPUBLIC OF ARGENTINA

(Name of Registrant)

Federico C. Molina
Office of the Financial Representative of Argentina
1800 K Street, N.W., Suite 924
Washington, D.C. 20006

(Name and Address of authorized representative
of the Registrant in the United States)

Copies to:
Carmen Amalia Corrales
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

     The Registrant will offer the securities being registered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	per Unit (1)	Offering Price (1)(2)	Fee
Debt Securities, Warrants and/or Units	$12,625,000,000 (3)	100%	$12,625,000,000 (3)	$3,156,230 (3)

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Exclusive of accrued interest, if any.

(3)	In accordance with Rule 457(p) of the Securities Act of 1933, the registration fee of $3,156,230 relating to unsold debt securities and/or warrants having an aggregate principal amount of $12,625,000,000 (registered under the Registrant’s Registration Statement No. 333-13536 under Schedule B, filed on May 18, 2001) is being transferred to this Registration Statement.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

     This Registration Statement contains a prospectus, consisting of a cover page, numbered pages 1 through 190 and annexes A1 through D, relating to the debt securities, warrants, and/or units of the Republic of Argentina (“Argentina”) with a maximum aggregate principal amount of U.S. $12,625,000,000 or its equivalent in other currencies or currency units that Argentina may offer and sell in the United States on or after the date of effectiveness of this Registration Statement.

     Argentina may offer debt securities, warrants or units pursuant to the prospectus contained in this Registration Statement. Upon any public offering or sale of any series of debt securities, warrants and/or units covered by the prospectus, Argentina will file a prospectus supplement or supplements describing that series of debt securities, warrants and/or units, and the particular terms of the offer or sale will be filed in accordance with the rules and regulations of the Securities and Exchange Commission (the “Commission”).

CROSS REFERENCE SHEET
Between Schedule B of the Securities Act of 1933 and the Prospectus

Schedule B
Item	Heading of Prospectus
1.	Cover Page
2.	Use of Proceeds*
3.	Public Sector Debt; Description of the Securities*,**
4.	Public Sector Debt
5.	Public Sector Finances**
6.	**
7.	Authorized Representative in the United States
8.	*
9.	*
10.	Plan of Distribution*
11.	***
12.	Validity of the Securities***
13.	***
14.	***

*	Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities, warrants to purchase debt securities, and/or units.

**	Information to be provided from time to time by amendment to this registration statement.

***	Information included in Part II to this registration statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this registration statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
DATED SEPTEMBER 9, 2004

PROSPECTUS

The Republic of Argentina

Debt Securities
Warrants
Units

     We may from time to time offer and sell our debt securities, warrants and units in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus. We may offer debt securities in exchange for other debt securities or that are convertible into new debt securities. We may offer securities having an aggregate principal amount of up to U.S.$12,625,000,000 in the United States. The securities will be direct, general and unconditional public debt of the Republic of Argentina, or Argentina, and will rank equal in right of payment among themselves and with all other unsecured and unsubordinated public debt of Argentina.

     We may sell the securities directly, through agents designated from time to time or through underwriters or dealers. If any agents of Argentina or any underwriters are involved in the sale of securities, we will include the names of those agents or underwriters and any commissions or discounts they may receive in the applicable prospectus supplement

     This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement. You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of those documents.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is      , 2004.

i

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that Argentina filed with the United States Securities and Exchange Commission, or SEC, under the “shelf” registration process. Under this shelf process, Argentina may sell, from time to time, any of the debt securities, warrants or units described in this prospectus in one or more offerings up to a total amount of U.S.$12,625,000,000 or the equivalent thereof in another currency or currency unit. This prospectus provides you with basic information about Argentina and a general description of the securities Argentina may offer under this shelf process. Each time Argentina sells securities under this shelf process, it will provide a prospectus supplement that will contain additional information about Argentina and, if necessary, the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement. You should rely only on the information contained in this prospectus and any prospectus supplement. Argentina has not authorized anyone to provide you with information different from that contained in these documents.

     This prospectus is based on information that is publicly available or that Argentina has supplied, unless otherwise expressly stated. Argentina confirms that:

•	the information contained in this prospectus is true and correct in all material respects and is not misleading as of the date of this prospectus;

•	it has not omitted facts, the omission of which makes this prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus and will provide in any prospectus supplement.

CERTAIN DEFINED TERMS AND CONVENTIONS

Certain Defined Terms

     All references in this prospectus to the “Government” are to the non-financial sector of the federal government of Argentina, excluding the Central Bank of Argentina (which we refer to as the “Central Bank”).

     The terms set forth below have the following meanings for the purposes of this prospectus:

•	Gross domestic product, or GDP, means the total value of final products and services produced in Argentina during the relevant period.

•	Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon entry of goods into Argentina on a cost, insurance and freight included basis or CIF basis and (ii) for purposes of the balance of payments accounts, statistics collected on a free on board or FOB basis at a given departure location.

•	Exports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon departure of goods from Argentina on a FOB basis and (ii) for purposes of the balance of payments accounts, statistics collected on a FOB basis.

•	The rate of inflation or inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy. The inflation rate is generally measured by the rate of change in the consumer price index or CPI, between two periods unless otherwise specified. The annual percentage rate of change in the CPI as of a particular date is calculated by comparing the index as of that date against the index as of the date twelve months prior. The CPI is calculated on a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households using a monthly averaging method. The Government also compiles statistics on the wholesale price index, or WPI. The annual percentage rate of change in the WPI as of a particular date is calculated by comparing the index as of that date against the index as of the date twelve months prior. The WPI is based on a basket of goods and services that reflects the pattern of consumption of Argentine retailers. The CPI measures changes in the price level of goods and services to the final consumer and therefore tends to reflect changes in the cost of living. While the WPI also provides a measure of inflation, it is more limited in scope since it measures changes in the price of goods and services paid by retailers and not the end consumers.

•	Certain data included in this prospectus has been adjusted for inflation based on the Coeficiente de Estabilización de Referencia, or “CER,” or the Coeficiente de Variación Salarial, or “CVS.” CERs are units of account whose value in pesos is indexed to consumer price inflation. The nominal amount of a CER-based financial instrument is converted to a CER-adjusted amount and interest on the financial instrument is calculated on the CER-adjusted balance. CVSs are units of account whose value in pesos is determined based on changes in an index of public and private sector wages. The nominal amount of a CVS-based financial instrument is converted to a CVS-adjusted amount and interest on the financial instrument is calculated on the CVS-adjusted balance.

•	The Unemployment Rate represents the percentage of Argentina’s labor force that has not worked a minimum of one hour with remuneration or fifteen hours without remuneration during the week preceding the date of measurement. The “labor force” refers to the sum of the population in major urban centers across Argentina that has worked a minimum of one hour with remuneration or fifteen hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.

•	Underemployment Rate represents the percentage of Argentina’s labor force that has worked fewer than thirty-five hours during the week preceding the date of measurement and seeks to work more.

•	Defaulted debt or debt in default as of any given date refers to all of Argentina’s public indebtedness on which Argentina is not paying principal or interest as of such date, plus any past-due principal and interest payments.

•	Non-performing debt refers to public indebtedness of Argentina that is formally subject to the suspension of payments declared by the Government in December 2001, although it also includes (i) certain debt obligations on which the Government has continued to make payments on a case-by-case basis (such as in cases of extreme necessity (e.g., for senior citizens 75 years of age or older) or when the provision of essential services is threatened), despite being formally subject to the suspension of debt payments and (ii) certain obligations that resulted from the advance payment of tax obligations by certain companies. These advance tax payments gave rise to claims against the Government for the amount of the payment. The Government considers these claims additional public indebtedness of Argentina and they are treated as such in the Government’s accounts. These claims, however, are discharged when the tax obligation that gave rise to the advanced payment actually becomes payable, at which time the tax obligation is cancelled. Accordingly, although formally subject to the suspension of payments, the Government’s obligations in respect of these claims are not in default. Argentina’s “non-performing” debt encompasses all the public debt in which Argentina is in default as of any given date, but excluding past-due principal and interest payments.

•	Past-due payments or payments in arrears refers to past-due principal or interest payments on Argentina’s public indebtedness.

For purposes of this prospectus, the following terms, which refer to various public debt instruments, have the meanings set forth below:

•	Bocones. Bonds that the Government began issuing in 1991 to restructure its obligations to pensioners and various private creditors and as reparation to the families of those who were imprisoned by, or who disappeared under the rule of, the military dictatorship.

•	Boden. Bonds that the Government began issuing in 2002 to compensate individuals and financial institutions affected by some of the emergency measures adopted by the Government during the recent economic crisis. Boden include the following:

–	Boden Compensation. Issued to compensate banks for losses attributable to the difference in value between their pesified assets and their pesified liabilities that resulted from the asymmetric pesification of substantially all foreign-currency denominated loans and liabilities.

–	Boden Coverage. Issued to compensate banks for losses attributable to any amounts by which their remaining foreign-currency denominated liabilities not subject to pesification exceeded their remaining foreign-currency denominated assets not subject to pesification.

–	Boden Depositor. Issued to compensate depositors for losses that resulted from the pesification and rescheduling of bank deposits.

–	Boden Quasi-Currency. Issued to the Central Bank in order to redeem quasi-currency bonds issued by the federal and provincial governments. “Quasi-currency” bonds refers to debt instruments issued by the federal and provincial governments that circulated in the Argentine economy as an alternative form of currency since they could be used by the holder to discharge a variety of obligations, including tax obligations.

–	Boden Restitution. Issued to compensate pensioners and public-sector employees for the 13% reductions in benefits and salaries that took place in 2001.

•	Bogar. Bonds issued by the Provincial Development Fund in order to restructure debt obligations of the provinces. These bonds are guaranteed by the Government. This guarantee is, in turn, secured through a pledge of revenue from certain Government taxes. Additionally, the provinces have an obligation to reimburse the Provincial Development Fund and, indirectly, the Government for any amounts paid under these bonds. This obligation is secured by a pledge of a portion of the tax-revenue transfer the provinces receive from the Government.

•	Bontes. Medium- to long-term Government treasury bonds issued domestically in the late 1990s.

•	Bonos-Pagaré. Medium- to long-term Government treasury bonds issued domestically in the late 1990s.

•	Brady Bonds. Collateralized Government bonds issued in 1992 pursuant to the Brady Plan to restructure Argentina’s outstanding medium- and long-term commercial bank debt. These bonds consisted of par bonds, discount bonds and floating-rate bonds.

•	Cedros. Negotiable instruments issued by financial institutions representing claims on term deposits that were rescheduled by the Government as part of the emergency measures it adopted during the recent economic crisis. Cedros can be used to repay certain bank loans, are not backed by the Government and trade on the Buenos Aires Stock Exchange.

•	Eurobond. Government bonds issued in the international capital markets under the Government’s U.S.$15.0 billion Medium-Term Note Programme.

•	Global bond. Government bonds issued in the international capital markets under the Government’s shelf registration statements filed with the SEC.

•	Lecops. Government-issued quasi-currency bonds.

•	Letes. Short-term Government treasury bonds issued domestically in the late 1990s.

•	National guaranteed loans. Tax-secured loans that the Government exchanged for previously outstanding Government bonds as part of a voluntary debt exchange offer that took place in 2001. Holders of national guaranteed loans retained the right to recover their original bonds upon any default (we refer to this process as the reverse swap of national guaranteed loans).

•	Patacones. Quasi-currency treasury bonds issued by the Province of Buenos Aires in 2001 and 2002 to finance its fiscal deficits.

•	Samurai bonds. Yen-denominated bonds issued by the Government in Japan and that are governed by Japanese law.

•	Spanish bonds. Government bonds issued to Spanish banks in 1993 as part of the Brady restructuring. They have shorter maturities than Brady Bonds and, instead of being secured with collateral, are guaranteed by the Spanish government.

Currency of Presentation

     Unless otherwise specified, references in this prospectus to “dollars,” “U.S. dollars,” “U.S.$” and “$” are to the currency of the United States of America, references to “euros” or “€” are to the currency of the European Union and references to “pesos” and “Ps.” are to Argentine pesos. The Government publishes most of its economic indicators and other statistics in pesos. From April 1, 1991 through January 6, 2002, the amounts presented to reflect economic indicators were the same in dollars and in pesos due to the one-to-one dollar/peso exchange rate that prevailed during this period. For figures reflecting flows of peso amounts during a specified period, the average dollar-peso exchange rate for that period is used. For figures reflecting amounts as of a specific date, the exchange rate applicable on that date is used.

     From January 6, 2002, through February 11, 2002, the following two separate peso-dollar exchange rates were in place:

•	the official rate, set at Ps.1.40 per U.S. dollar, used for export transactions, selected imports and capital payments, and

•	the unofficial rate, a floating rate that applied to all other transactions.

     The peso now floats against other currencies, although the Central Bank of Argentina purchases or sells U.S. dollars on the currency exchange market from time to time in order to minimize fluctuations in the value of the peso. At December 31, 2002, the exchange rate as reported by the Central Bank was Ps.3.36 per U.S. dollar. At December 31, 2003, the exchange rate as reported by the Central Bank was Ps.2.93 per U.S. dollar. On June 28, 2004, the exchange rate as reported by the Central Bank was Ps.2.96 per U.S. dollar.

     Currency conversions, including conversions of pesos into U.S. dollars, are included for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into any particular denomination, at any particular rate or at all.

     Unless otherwise stated, prices and figures are stated in current values of the currency presented.

     The following table shows the average and period-end peso/dollar exchange rates as reported by the Central Bank for the dates and periods indicated:

Nominal Exchange Rate
(pesos per U.S. dollar)

	Average	Period-end
1999	1.00	1.00
2000	1.00	1.00
2001	1.00	1.00
2002(1)	3.07	3.36
2003
January	3.26	3.18
February	3.16	3.20
March	3.07	2.96
April	2.89	2.83
May	2.84	2.86
June	2.81	2.81
July	2.80	2.93
August	2.93	2.95
September	2.92	2.91
October	2.86	2.88
November	2.88	2.99
December	2.96	2.93
2004
January	2.89	2.94
February	2.93	2.92
March	2.90	2.86
April	2.84	2.85
May	2.92	2.96
June	2.96	2.96
July	2.96	2.98
August	3.01	3.00

(1)	From January 1, 2002 until March 3, 2002, the nominal exchange rate used is the “valuation exchange rate” and since March 4, 2002, the exchange rate used is the “reference exchange rate” (both of which are published by the Central Bank).
Source: Central Bank.

Presentation of Financial Information

     All annual information presented in this prospectus is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

     Certain statistical information included in this prospectus is preliminary in nature and reflects the most recent reliable data readily available to the Government as of the date of this prospectus. The Central Bank, the Ministry of Economy and Production and other government entities conduct reviews of Argentina’s official financial and economic statistics after these statistics are first published. These reviews are conducted periodically depending on the period of time covered by the data. Annual figures are reviewed once a year, quarterly figures are reviewed once a quarter and monthly figures are reviewed once a month. Accordingly, certain financial and economic information presented in this prospectus may subsequently be adjusted or revised to reflect new or more accurate data or in accordance with Argentina’s ongoing review of its financial and economic data. The Government believes that this review process is substantially similar to the practices of other industrialized nations. The Government does not expect revisions of the data contained in this prospectus to be material, although it cannot assure you that it will not make material revisions.

     During the first half of 1999, the Government undertook a comprehensive revision of its methodology for calculating GDP and balance of payments accounts in order to provide a more accurate measure of the Argentine economy. Prior to this revision, the Government had used 1986 as the base year for calculating GDP. Under the revised methodology, the Government uses 1993 as the base year for calculating GDP and assigns different weights to selected sectors of the economy to reflect their relative importance.

     The Government’s revised methodology conforms to international statistical norms recommended by the International Monetary Fund or IMF. Under the methodology, Argentina’s current account includes transactions involving non-residents, incorporates estimates regarding business, technical and personal services, and utilizes various sources of information, including account balances of private sector businesses. Argentina’s capital account under the new methodology includes investments by non-residents in Argentine businesses and estimates of bank deposits and investment portfolios.

FORWARD-LOOKING STATEMENTS

     This prospectus and any related prospectus supplement may contain forward-looking statements.

     Forward-looking statements are statements that are not historical facts, including statements about the Government’s beliefs and expectations. These statements are based on Argentina’s current plans, estimates and projections. Therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Argentina undertakes no obligation to update any of them in light of new information or future events.

     Forward-looking statements involve inherent risks and uncertainties, including, but not limited to, those set forth in “Risk Factors” in this prospectus and any related prospectus supplement. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The information contained in this prospectus identifies important factors that could cause such differences. Such factors include, but are not limited to:

•	adverse external factors, such as a decline in foreign investment, changes in international prices (including commodity prices), high international interest rates and recession or low economic growth in Argentina’s trading partners. A decline in foreign direct investment could deprive the Argentine economy of capital needed for economic growth. Changes in international prices and high international interest rates could increase Argentina’s current account deficit and budgetary expenditures. Recession or low economic growth in Argentina’s trading partners could decrease exports from Argentina, induce a contraction of the Argentine economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	adverse domestic factors, such as increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower economic growth; and

•	other adverse factors, such as climatic or political events, international or domestic hostilities and political uncertainty.

DATA DISSEMINATION

     Argentina is a subscriber to the IMF’s Special Data Dissemination Standard or SDDS, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar.” For Argentina, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org. Neither the Government nor any agents or underwriters acting on behalf of the Government in connection with the offer and sale of securities as contemplated in this prospectus accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus.

USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement, the Government will use any net proceeds from the sale of securities offered by this prospectus for the general purposes of the government of Argentina.

SELECTED ECONOMIC INFORMATION

     The following summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that you should consider before investing in the securities. You should read the entire prospectus and any prospectus supplement carefully.

Selected Economic Information
(in billions of pesos unless otherwise indicated)

	For the year ended and as of December 31,
	1999		2000		2001		2002		2003
THE ECONOMY:
Real GDP (in billions of 1993 pesos)	Ps.	278.4	Ps.	276.2	Ps.	264.0	Ps.	235.2	Ps.	255.8
Rate of change from prior year		(3.4)%		(0.8)%		(4.4)%		(10.9)%		8.7%
Nominal GDP		283.5		284.2		268.7		312.6		376.2
CPI (rate of change from prior year)		(1.8)%		(0.7)%		(1.5)%		41.0%		3.7%
WPI (rate of change from prior year)		1.2%		2.4%		(5.3)%		118.0%		2.0%
Unemployment rate (as of May 31 of each year)		14.5%		15.4%		16.4%		21.5%		15.6%
BALANCE OF PAYMENTS
(in billions of U.S. dollars):
Current account	U.S.$	(12.0)	U.S.$	(9.0)	U.S.$	(3.9)	U.S.$	9.6	U.S.$	7.9
Of which:
Imports of goods		24.1		23.9		19.2		8.5		13.1
Exports of goods		23.3		26.3		26.5		25.7		29.4
Capital and financial account		13.7		8.7		(5.3)		(12.4)		(2.9)
Change in gross international reserves of the Central Bank		1.2		(0.4)		(12.1)		(4.5)		3.6
Gross international reserves (at end of period) of the Central Bank		19.2		18.8		18.3		10.5		14.1
PUBLIC FINANCE:
Revenues	Ps.	54.8	Ps.	55.5	Ps.	50.4	Ps.	55.1	Ps.	77.2
As a % of GDP		19.3%		19.5%		18.8%		17.6%		20.5%
Expenditures		54.0		52.7		49.0		52.8		68.5
As a % of GDP		19.0%		18.6%		18.2%		16.9%		18.2%
Primary fiscal balance(1)		0.9		2.7		1.4		2.3		8.7
As a % of GDP		0.3%		1.0%		0.5%		0.7%		2.3%
Overall fiscal balance		(4.8)		(6.8)		(8.7)		(4.5)		1.8
As a % of GDP		(1.7)%		(2.4)%		(3.2)%		(1.5)%		0.5%
PUBLIC DEBT(2)
(in billions of U.S. dollars):
Peso-denominated debt	U.S.$	8.1	U.S.$	5.7	U.S.$	4.7	U.S.$	29.6	U.S.$	36.7
Foreign-currency denominated debt		113.7		122.3		139.8		95.7		114.1
Total principal arrears		0		0		0		7.7		18.0
Total interest arrears		0		0		0		4.3		10.0

Total gross public debt(3)	U.S.$	121.9	U.S.$	128.0	U.S.$	144.5	U.S.$	137.3	U.S.$	178.8

Total net public debt (including arrears)(4)		110.9		119.2		134.7		130.1		157.9
Total gross debt as a % of GDP		43.0%		45.0%		53.8%		129.7%		139.5%
Total gross debt as a % of Government revenues		222.3%		230.8%		286.7%		764.3%		683.6%

(1)	Excluding privatizations and interest payments.

(2)	Excluding direct debt of the provinces and municipalities not guaranteed by the Government.

(3)	As of December 31, 2003, of the U.S.$150.8 billion total gross debt outstanding, U.S.$73.2 billion was in default.

(4)	Net of collateral.

SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the securities. You should read this entire prospectus and any prospectus supplement carefully including the statements set forth under “Risk Factors” in this prospectus and any prospectus supplement.

Republic of Argentina

Introduction

     Argentina is a representative democracy located in southeastern South America with an estimated population as of 2001, the date of the most recent census, of 36.6 million. Argentina is currently recovering from a severe economic recession that began in the fourth quarter of 1998 and culminated, after a decade of relative stability and economic prosperity, in unprecedented social, economic and political crises in 2001 and 2002. From 1999 through 2002, Argentina’s economy contracted significantly and poverty and unemployment reached record levels. The administration of President Fernando De la Rúa, which took office in October 1999, was unable to restore economic growth.

     In December 2001, the Government imposed restrictions on the withdrawal of bank deposits to safeguard the viability of the banking system. These restrictions triggered widespread social unrest that resulted in the resignation of President De la Rúa. During the weeks that followed, Congress, in accordance with the Constitution, appointed three new presidents, each of whom resigned amidst political turmoil. On January 1, 2002, Congress elected Eduardo Duhalde to serve as President through the end of 2003.

     President Duhalde called for elections that were held on April 27, 2003. Carlos Menem, former president of Argentina from 1989 through 1999, and Néstor Kirchner, the former governor of the province of Santa Cruz, emerged as the leading candidates. Faced with polls indicating that 74% of the voters favored Kirchner, Menem withdrew from the race prior to a run-off election required by the Constitution. This left Néstor Kirchner as president-elect.

     The Argentine economy began to show signs of recovery in the second half of 2002. This recovery continued during 2003 and the first quarter of 2004.

The Kirchner Administration

     Néstor Kirchner was sworn in as president of Argentina on May 25, 2003. The overall goal of the administration is to achieve sustainable growth through structural reforms, while maintaining a focus on ameliorating poverty and social inequities, which were exacerbated as a result of the 1998-2002 recession. To achieve this, the Kirchner administration has presented a medium-term program for the period through 2006. The main goals of the administration’s program are as follows:

•	to increase growth and solidify price stability through macroeconomic policy;

•	to increase spending on social programs and investments in public infrastructure;

•	to restructure Argentina’s public debt, to achieve fiscal discipline at the federal and provincial levels and to establish responsible fiscal policies with the goal of achieving sustainable debt service obligations;

•	to implement reforms designed to deter widespread tax evasion;

•	to reform the social security system;

•	to reach a sustainable revenue-sharing agreement with the provinces;

•	to increase lending activity by strengthening the stability of the financial system, phasing out of certain bank regulations implemented during the economic crisis and conducting audits and strategic reviews of the leading public banks to ensure their independence from the Government;

•	to implement an inflation-targeting monetary system; and

•	to attract private sector investment by creating a predictable and efficient legal framework to restructure corporate debts.

     These priorities are the basis for various initiatives that the Kirchner administration has pursued since assuming office. These initiatives include the following:

•	Between October and December of 2003, Congress approved a proposed budget for 2004 founded on fiscal discipline and approved certain reforms to improve tax collection.

•	The Kirchner administration has implemented social programs to help the poor, the unemployed, seniors and other people in need.

•	While the Kirchner administration does not seek a return to the state-led capitalism that characterized the Argentine economy prior to the 1990s, it has identified areas where it intends to increase and improve state regulation, supervision and involvement. Recent initiatives in this regard include the reversal, through the revocation of the concessions under which they previously operated, of the privatization of Correo Argentino (Argentina’s postal service) and Thales Spectrum (the company that administered Argentina’s airwaves), as well as the creation of a national airline (Lineas Aereas Federales S.A.) and the announcement in May 2004 of the creation of a state-owned energy company—Energía Argentina S.A., or ENARSA—in response to the recent energy crisis. See “Economy — Role of the State in the Economy.”

The Economy

     History and Background

     During the 1980s, high levels of state intervention in the economy, combined with high levels of inflation, frequent changes in Government policy and financial market instability, inhibited any significant growth in the Argentine economy. During the 1990s, the Menem administration adopted a fixed exchange rate regime (known as Convertibility) and neo-liberal economic policies that included privatization, deregulation and trade liberalization programs. It also sought to improve Argentina’s relations with its creditors.

     The Convertibility regime and the Government’s free-market initiatives temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment. From 1993 through 1998, GDP grew in real terms at an average annual rate of 4%, despite a 3% contraction in 1995 due to the Mexican financial crisis of 1994.

     The Beginning of the Economic Recession: 1999-2001

     Argentina’s recent severe economic recession was triggered in part by a series of external shocks that took place between the last quarter of 1997 and the fall of 2001, including financial crises in Russia, Asia and Brazil and rising worldwide interest rates. Domestic structural barriers to economic growth also contributed to the crisis. Together, these factors resulted in a deep contraction in the economy, a banking and fiscal crisis and capital flight from Argentina. From 1998 through 2002, real GDP contracted by a cumulative 18.4%. As of May 31, 2002, the unemployment rate had reached 21.5% and more than half of the population subsisted below the poverty line.

     The Collapse of the Convertibility Regime - 2002

     In 2002, in response to a massive run on bank deposits and capital flight, the Government ended the peg of the peso to the U.S. dollar. Following the collapse of the Convertibility regime, the peso lost significant value, both against foreign currencies and in terms of domestic purchasing power. In the first six months of 2002, the peso lost approximately 74.2% of its value against the U.S. dollar, reaching a low of U.S.$0.258 per one peso on June 26, 2002.

     During 2002, Argentina experienced a 10.9% reduction in GDP. As a result of strict restrictions imposed by the Government on bank withdrawals and foreign exchange transactions, economic activity declined dramatically, with gross investment and private consumption decreasing by 36.4% and 15.0%, respectively, in 2002. During this year, Government consumption also declined, by 5.1%. Beginning in the second half of the year, however, the devaluation of the peso caused a shift in domestic consumption. As the price of imported goods increased due to the devaluation of the peso, Argentine consumers shifted their purchases away from foreign products and towards domestic products. This import substitution process reactivated domestic production, which triggered the economic recovery.

     Continued Economic Recovery - 2003 and first quarter 2004

     During 2003, the economic recovery broadened and accelerated, as increased production gave rise to higher employment and wages, which in turn fueled domestic consumption. During 2003, GDP increased 8.7%, due primarily to a 7.3% increase in domestic consumption and a 38.1% increase in gross investment. By May 31, 2003, the unemployment rate decreased to 15.6%, as compared to 21.5% at May 31, 2002. Preliminary figures indicate that GDP increased 11.2% in the first quarter of 2004 as compared to the same period of 2003. This growth was led by the growth of the construction sector, which increased 40.1%. Manufacturing grew by 15.6%, agriculture, livestock, fisheries and forestry grew by 6.7% and services grew by 6.7%.

     Despite this recovery, the Argentine economy still faces significant challenges, including widespread poverty, high unemployment and underemployment, energy shortages, the restructuring of Argentina’s public sector debt, the stabilization of the financial system and the renegotiation of utility rates.

Balance of Payments

     History and Background

     Argentina’s balance of payments played a pivotal role in the economic downturn that gripped the economy beginning in late 1998. During the Convertibility regime, the Argentine economy grew dependent on a steady inflow of foreign capital to finance its recurring dual deficits, in its current account and in the Government’s fiscal accounts.

     Throughout most of the 1990s, these capital inflows materialized, as the free-market reforms adopted by the Government and the economic expansion fueled a growing appetite among foreign investors for Argentine assets and investments. As a result, throughout most of the 1990s Argentina registered surpluses in its capital account, which offset its current account deficits. The flow of foreign capital into Argentina, however, was volatile, due in part to the elimination of restrictions on capital flows.

     1998-2001

     Between the fourth quarter of 1998 and the fall of 2001, several factors, including international financial crises, a rise in U.S. interest rates and an increasing fiscal deficit, triggered a significant reduction in net capital inflows to the Argentine economy, which led to a reversal of Argentina’s balance of payments surplus.

     The following changes in the balance of payments accounts took place from 1999 through 2001:

•	In 1999, the surplus in Argentina’s balance of payments began to decrease, declining 65.1% to U.S.$1.2 billion, as a result of a decrease in the net capital flowing into the Argentine economy. Exports decreased 11.8% in 1999, due to the devaluation of the Brazilian real and sluggish growth in the Brazilian economy (Argentina’s largest export market). Imports fell 18.4% in 1999. In 1999,

•	Argentina registered a 25.3% decline in its capital account surplus to U.S.$13.7 billion, as the reduction in net capital inflows originally triggered by the Russian financial crisis accelerated due to the devaluation of the Brazilian real and the decision by the U.S. Federal Reserve in June 1999 to begin raising U.S. interest rates.

•	In 2000, Argentina registered a U.S.$439 million deficit in the balance of payments. Exports increased 13.0% as a result of the recovery of the Brazilian economy during that year. Imports remained relatively stable in 2000. The capital account surplus dropped 36.3% in 2000 to U.S.$8.7 billion.

•	In 2001, the balance of payments deficit reached U.S.$12.1 billion. The level of exports registered almost no change during that year. Imports declined 19.8% in 2001 due to reduced consumer demand attributable to the recession. Additionally, Argentina registered the first deficit in its capital account in almost ten years, as the perception of an imminent collapse of the Convertibility regime triggered a run on bank deposits and a rush to convert pesos into dollars and pull them out of Argentina. This capital flight, coupled with the reluctance of foreign investors to invest in the Argentine economy, plunged the capital account into a U.S.$5.3 billion deficit in 2001.

     2002 and 2003

     During 2002, the deficit in the balance of payments decreased 62.6% to U.S.$4.5 billion. Exports declined 3.1% in 2002, as the contribution of the devaluation of the peso to the competitiveness of Argentine goods abroad was undermined by the collapse of the banking sector at the end of 2001, significantly reducing credit, and the rise in the price of imported intermediate and capital goods, which increased the production costs of Argentine products. Imports decreased by 55.8% in 2002 due to the combined effect of the recession and the devaluation of the peso, which increased the price of foreign goods. In 2002, the capital account deficit increased 134.9% to U.S.$12.5 billion, as significant capital flight continued to plague the Argentine economy, despite the Government restrictions on bank withdrawals and foreign exchange transactions.

     In 2003, Argentina registered a surplus in its balance of payments accounts of U.S.$3.6 billion, resulting primarily from a 76.8% decrease in the country’s capital account deficit. In 2003, exports increased 14.3%, notwithstanding the economic slowdown that affected certain of Argentina’s main trading partners (Brazil and certain European countries). This increase in exports was attributable primarily to an increase in the international prices of oil and other commodities (such as wheat and soy). Imports increased 54.4% in 2003 due to increased demand resulting from the growth of the Argentine economy and the appreciation of the peso, which made foreign products relatively cheaper as compared to 2002. In 2003, Argentina’s capital account deficit decreased 76.8% to U.S.$2.9 billion. This decrease resulted primarily from a 65.7% decrease in the deficit of capital flows to the non-financial private sector, to U.S.$4.5 billion.

Monetary System

     The Central Bank and Monetary Policy

     The Convertibility Law of 1991, which fixed a one-to-one exchange rate between the peso and the U.S. dollar, dictated Argentina’s monetary policy from 1991 through 2001. The Convertibility Law was complemented by the 1992 amendments to the Central Bank charter, which limited the tools available to the Central Bank with respect to regulating the money supply. On January 6, 2002, the Argentine Congress enacted the Law of Public Emergency and Reform of the Exchange Rate Regime, which effectively brought an end to the Convertibility regime. The Public Emergency Law abolished the peg between the peso and the U.S. dollar and granted the executive branch the power to regulate the foreign exchange market and to establish foreign exchange rates.

     The Central Bank now focuses its monetary policy on providing adequate liquidity to the economy while maintaining the stability of the rate of inflation and the exchange rate. To improve its decision-making ability, on September 10, 2003 the Central Bank announced that beginning in January 2005 it would adopt inflation targeting as the basis of its monetary policy.

     Inflation

     Prior to the adoption of the Convertibility regime, Argentina had been plagued by high inflation. By the late 1980s, Argentina was facing its latest bout of hyperinflation, with the CPI increasing by 1,344% in 1990. The restrictions imposed by the Convertibility regime brought this to an end. By 1996, the year-to-year increase in the CPI had dropped below 1%, as was the case for the WPI in 1997.

     The downturn in economic activity starting in the last quarter of 1998, however, brought about price deflation, which further aggravated Argentina’s economic downturn, as it tended to discourage consumption and put downward pressure on wages. This in turn undermined the ability of creditors to repay debts, increasing the bad-loan portfolio of the banking sector. Deflation in both consumer and wholesale prices ended in 2002 with the devaluation of the peso, which resulted in an increase in the price of foreign goods. In 2002, the CPI increased 41% and the WPI increased 118%. The rate of inflation stabilized in 2003, with the CPI increasing 4% and the WPI increasing 2%.

     The Financial System

     The monetary and financial system had achieved substantial stability and strength prior to the onset of the economic crisis and remained relatively stable during the first two years of the recession (1999 to 2000). However, as the crisis deepened and speculation of a potential devaluation mounted, confidence in the banking sector began to erode, triggering a significant run on deposits in 2001. By December 31, 2001, total deposits (peso and dollar) had declined 23.2% from the level at December 31, 2000, thus threatening the liquidity of the system, and lending to the non-financial private sector had come to a virtual standstill.

     To reduce the threat of a collapse of the banking sector, in December 2001 and February 2002 the Government imposed strict limits on bank withdrawals (known as the “corralito”) and rescheduled term deposits (known as the “corralon”). After the devaluation of the peso, in February 2002 the Government ordered the pesification of the economy, which consisted primarily of ordering the conversion of dollar-denominated loans into pesos at a rate of one peso per U.S. dollar and the conversion of dollar-denominated deposits into pesos at a rate of Ps.1.40 pesos per U.S. dollar, each adjusted by inflation. In late 2002, the Government was able to begin lifting these restrictions, as the peso stabilized and banks began to recover their liquidity. The lifting of restrictions on bank withdrawals and the stability of the inflation rate and exchange rate resulted in deposits increasing by 12.9% in 2002 and 24.0% in 2003. Lending also recovered somewhat in these years, although this recovery was driven primarily by lending to the public sector, as lending to the non-financial private sector registered slight declines.

Public Sector Finances

     History and Background

     The sustainability of Argentina’s economic growth during the 1990s was undermined by the Government’s inability to maintain fiscal discipline. Instead of capitalizing on periods of sustained growth and rising revenues to balance its budget and pay down its debt, the Government continued to incur overall fiscal deficits. This resulted primarily from inability to achieve political consensus about needed reforms, failure to reform revenue-sharing arrangements with the provinces, increasing debt service obligations and a widening gap between the Government’s social security revenues and social security outlays attributable to the privatization of the social security system. The Government’s inability to set its finances on a more sustainable course also undermined confidence in Argentina among foreign investors, increasing the Government’s borrowing costs and threatening the capital inflows on which the country had come to depend.

     Fiscal Result

     The Government achieved primary fiscal surpluses throughout the 1990s (except in 1996) and from 2000 through 2003, but registered overall fiscal deficits during these years. The most significant long-term factor in the Government’s deteriorating finances from 1999 through 2001 was a steady and pronounced rise in net interest payments on the Government’s debt, which increased 249% from U.S.$2.9 billion (1.2% of GDP) in 1993 to U.S.$10.2 billion (3.8% of GDP) in 2001. The overall fiscal deficit of the non-financial public sector increased 17.1% in 1999, 42.4% in 2000 and 28.4% in 2001.

     The Government’s overall fiscal results improved in 2002, with the overall deficit decreasing 48.1%, largely as a result of the suspension of payments on a significant portion of the Government’s public sector debt, but also due to an increase in the Government’s primary surplus. In 2003, the government achieved its first overall fiscal surplus since 1994, due in large part to the increase in the Government’s primary balance. Interest expense on the Government’s debt decreased only marginally in 2003, although the total amount of interest payments was still 32.4% lower in 2003 than at the peak of the fiscal crisis in 2001, due to the government’s continued suspension of debt payments.

     Fiscal Policy

     Since the collapse of the Convertibility regime, the Government has implemented tax reform measures designed to deter widespread tax evasion and raise tax revenues, and measures to maintain fiscal discipline. The Government has also proposed the Ley de Responsabilidad Fiscal to further increase Government accountability and prudent fiscal management at the provincial and national levels. At the same time, the Government introduced a number of social support programs designed both to ameliorate poverty and to boost domestic demand.

Public Sector Debt

     Debt Record

     Since December 24, 2001, the Government has suspended payments on a substantial portion of Argentina’s public debt. As of December 31, 2003, past-due principal payments on this debt totaled U.S.$18.0 billion and past-due interest payments totaled U.S.$10.0 billion (not including interest on past-due principal and interest payments).

     The Government has continued to meet its debt obligations only to multilateral official lenders, creditors that agreed to the pesification of their national guaranteed loans, holders of new bonds issued since the Government announced the suspension of debt payments and certain other categories of public debt.

     In September 2003, the Government set forth certain parameters for the restructuring of its defaulted debt. These parameters were further elaborated during various consultative meetings and other discussions with creditors that began in October 2003. On June 1, 2004, the government announced the principal terms for the proposed restructuring of its public debt. For a discussion of these terms, see “Public Sector Debt—Debt Record.”

     The Government’s decision to defer payments on a substantial portion of its public debt has prompted a number of lawsuits in various jurisdictions by plaintiffs seeking to collect on bonds issued by the Government.

     Debt Management

     During the 1990s, the Government increasingly accessed the international capital markets to meet its financing needs, consisting primarily of issuances of global bonds and euro bonds. As it became increasingly difficult for the Government to access the international markets in the late 1990s, however, it turned more and more to domestic debt issuances and loans from multilateral and bilateral lenders.

     From 1999 through 2001, Argentina’s gross public debt increased from 43.0% of GDP to 53.8% of GDP. Following the collapse of the Convertibility regime and the devaluation of the peso, Argentina’s gross public debt increased to 129.7% and 139.5% of GDP in 2002 and 2003, respectively.

     The Government engaged in three voluntary debt exchange offers in 2001 in an effort to make the growing public debt burden more sustainable, but these efforts proved unsuccessful.

     The Government began to issue a new type of bond (known as a Boden) beginning in 2002. Several types of Boden have been issued, primarily for the purpose of providing compensation to individuals and financial institutions affected by various measures adopted by the Government during the economic crisis.

     Composition of Public Debt

     As of December 31, 2003, 63.1% of Argentina’s public debt was owed to bondholders, while debt in the form of national guaranteed loans (which had been issued to certain creditors in exchange for bonds previously held by them) represented 7.9% of the total public debt.

     The IMF is Argentina’s single largest creditor, representing 8.6% of the Government’s total gross public debt (U.S.$15.5 billion) as of December 31, 2003. As of December 31, 2003, Argentina had exceeded its borrowing quota with the IMF by more than 500%. Since the collapse of the Convertibility regime in 2002, the Government has reached the following two stand-by agreements with the IMF:

•	an eight-month agreement reached in January 2003, under which the IMF agreed to extend to the Government a stand-by credit facility of approximately U.S.$2.9 billion to refinance principal and interest payments that would become due to the IMF during the period covered by the agreement. This agreement was conditioned on the Government achieving several monetary and fiscal targets; and

•	a thirty-six month agreement reached on September 11, 2003, under which the IMF agreed to extend to the Government an additional stand-by credit facility of approximately U.S.$13.3 billion (based on the exchange rate between the U.S. dollar and the IMF’s lending units, known as SDRs, as of December 31, 2003) for purposes of refinancing principal payments that would become due to the IMF during the period covered by the agreement. This agreement was conditioned on the Government meeting certain quantitative and qualitative performance criteria, including making progress on the restructuring of the Government’s debt obligations.

     The conditions attached to IMF funding evolve through a dialogue between the Government and the IMF with a view towards improving Argentina’s fiscal and economic conditions. These conditions have a significant bearing on the policies and priorities pursued by the Government, as IMF funding plays an important role in meeting the Government’s financing needs and is generally a prerequisite to obtaining funding from other multilateral lenders. While the Government has met many of the conditions to IMF funding, others have proven difficult to achieve.

     Other than conditioning funding on the Government making progress in the restructuring of its debt obligations, the IMF does not play any official role in this restructuring process. The IMF has a policy of lending to creditors in arrears only if such creditors engage, to the extent possible, in good faith negotiations to restructure non-performing obligations. No objective measures exist for evaluating whether such negotiations are feasible or whether they are being conducted in good faith. The Government believes that it has met the criteria of good faith through its dialogue with its creditors since it defaulted on its debt. Nevertheless, we can offer no assurance that the IMF will apply a similar standard of good faith, or that the IMF will not rely on additional or other factors in measuring the Government’s progress in restructuring its obligations.

     In August 2004, the IMF announced a delay of its quarterly review of Argentina’s compliance with the conditions of the September 2003 stand-by agreement, effectively delaying the disbursement of U.S.$728 million to Argentina under the agreement, in order to further assess the Government’s compliance with required structural reforms and its progress in the renegotiation of utility contracts and in the debt restructuring process. The Government subsequently announced that it would postpone further negotiations with the IMF through December 31, 2004 (and, consequently, forego additional IMF disbursements totaling U.S.$1.8 billion prior to that date), in order to concentrate on the restructuring of its defaulted debt. The Government also announced that it would continue to pay all amounts due to the IMF during this period. The amounts due from Argentina to the IMF between August 1, 2004, and December 31, 2004, total approximately U.S.$2.5 billion, consisting of approximately U.S.$2.4 billion in principal payments and approximately U.S.$135 million in interest payments. For a discussion of Argentina’s relations with the IMF, see “Public Sector Debt—Debt Owed to Official Institutions—International Monetary Fund.”

     The Government has also received lending from the World Bank, the Inter-American Development Bank and several other multilateral organizations. As of December 31, 2003, 18.0% of Argentina’s public debt was owed to multilateral lenders.

     As of December 31, 2003, 21.6% of Argentina’s public debt was owed to bilateral lenders.

     Outstanding Public Debt

     As of December 31, 2003, Argentina’s total gross public debt was U.S.$178.8 billion (139.5% of GDP). Of that total, peso-denominated debt totaled U.S.$43.0 billion and foreign-currency denominated debt totaled U.S.$135.9 billion. Argentine residents held approximately 43.4% and creditors outside of Argentina held approximately 56.6% of Argentina’s gross public debt as of December 31, 2003.

RISK FACTORS

     Argentina plans to undertake an exchange offer as part of a restructuring of a substantial portion of its public indebtedness. Your decision to tender bonds eligible for such an offer in exchange for new securities, warrants and/or units involves a significant degree of risk. We urge you to read carefully the entirety of this prospectus and to note, in particular, the following considerations.

Risk Factors Relating to a Future Exchange Offer

     Risks of Not Participating in an Exchange Offer

     Existing defaulted bonds eligible for exchange that are not tendered may remain in default indefinitely.

     As of March 31, 2004, Argentina was in default on approximately U.S.$101.9 billion of its public indebtedness (including approximately U.S.$21.4 billion in past-due principal payments and approximately U.S.$11.0 billion in past-due interest payments). The Government has announced that it has no intention of resuming payment on any bonds eligible to participate in an exchange offer (or another concurrent restructuring transaction) that are not tendered or otherwise restructured as part of such transaction. Consequently, if you elect not to tender your bonds in an exchange offer there can be no assurance that you will receive any future payments in respect of your bonds. For a discussion of past debt exchanges see “Public Sector Debt—Debt Management—Debt Exchanges.”

     If an exchange offer is completed, the trading market for any series of bonds eligible for exchange but not exchanged may become illiquid, which may adversely affect the market value of any bonds of such series.

     In the event a substantial amount of existing bonds eligible for exchange are tendered, the remaining bonds not tendered may be delisted on various stock exchanges or otherwise become illiquid, lacking an active trading market or published secondary market price quotations. As a result, if you elect not to participate in an exchange offer it may be difficult for you to trade your securities and the market value of your securities may be adversely affected.

     If Argentina proposes exit amendments to existing bonds in connection with an exchange offer and such amendments become effective, bonds of any series affected by such amendments that are not tendered for exchange may be significantly impaired in value.

     As part of an exchange offer, Argentina may propose that bondholders participating in the offer approve certain amendments to the terms and conditions of the existing series of bonds before accepting new debt securities and ‘exiting’ the old bonds. If such exit amendments are proposed and are approved by the specified majority or supermajority of bonds of a series necessary to make such an amendment effective upon all bonds of that series, the effect of such amendments may be to limit the ability of holders of bonds that are not tendered for exchange to enforce their instruments or to otherwise weaken or eliminate certain terms of the original debt instruments. The effectiveness of such amendments could also adversely affect the market price of bonds of any affected series. The percentage of bondholder approval necessary to make any such amendment effective varies according to the type of instrument and the type of term to be amended. The following are the thresholds for amendments to significant categories of Argentina’s bonds:

•	Global Bonds. Amendments of payment terms require unanimous bondholder approval, while amendments to non-payment terms require the vote of holders of 66 2/3% of the outstanding principal amount of the bonds.

•	Eurobonds. Amendment of non-payment terms requires the vote of holders of a simple majority of the outstanding principal amount of the bonds. Amendments of payment terms require the vote of a simple majority of the votes cast at a bondholder meeting where a quorum is present. A quorum for these purposes consists of holders of 75% of the outstanding principal amount of the bonds (25% in the event of an adjourned meeting).

•	Brady Bonds. Amendments to payment terms require unanimous bondholder approval. Amendments to non-payment terms require either:

–	the written consent of holders of a simple majority of the outstanding principal amount of the bonds or,

–	if a meeting where a quorum is present is held, approval by holders of 75% of the outstanding principal amount of bonds represented at such meeting or of holders of a simple majority of the principal amount of bonds outstanding. A quorum for these purposes consists of holders of a simple majority of the outstanding principal amount of the bonds (25% in the event of an adjourned meeting).

     Risks of Participating in an Exchange Offer

     The terms of an exchange offer may allow Argentina to complete, limit, cancel or extend the offer at Argentina’s discretion and, even if the exchange offer is completed, it may not resolve definitively Argentina’s debt crisis.

     The terms of an exchange offer may allow Argentina to complete, limit, cancel or extend the offer upon the satisfaction of certain conditions or at the Government’s discretion. If the completion of an offer is contingent upon the satisfaction of certain conditions, there can be no assurance that such conditions will be met or waived and that the offer will be completed. Even if any conditions precedent to completion of an offer are satisfied, there can be no assurance that the offer will be completed on the schedule initially set forth. If completion of an offer is delayed, holders participating in the offer may have to wait longer than expected to receive any new debt securities offered for exchange, during which time those holders may not be able to effect transfers of their bonds tendered pursuant to the offer. There can be no assurance that the Government’s decision to complete the offer will resolve definitively Argentina’s existing default on its public indebtedness or that the Government will be able to make payments on the new securities until maturity.

     Any exit amendments to existing bonds proposed in connection with an exchange offer may fail to achieve the requisite bondholder approval, which may leave some or all remaining holders of existing bonds with legal rights comparable to those of bondholders that accepted new debt securities pursuant to the exchange offer.

     While Argentina may, as part of an exchange offer, propose exit amendments that would weaken or eliminate certain terms of the existing bonds, if such amendments are not approved by the requisite majority or supermajority of bonds for any series of bonds they will not become effective with respect to such series. In this event, the rights of bondholders that declined to participate in the exchange offer would remain unchanged, and such bondholders could pursue legal action to enforce claims based on those rights.

     Argentina’s payments to holders of new debt securities issued pursuant to an exchange offer may be attached, enjoined or otherwise challenged by bondholders that declined to participate in the offer or by other creditors of Argentina.

     In recent years various investors have used litigation against sovereign debtors to target payments made by sovereigns to, among others, bondholders that have agreed to a debt restructuring by accepting new securities in an exchange offer. As noted below, Argentina has been made a defendant in suits by a number of bondholders in multiple jurisdictions, including the United States, Italy and Germany, some of which have resulted in judgments against Argentina. There can be no assurance that a creditor pursuing similar or different arguments or strategies will not be able to interfere with payments made pursuant to the completion of an exchange offer or subsequently under any new securities issued as part of such an offer.

     Enforcement of civil liabilities; waiver of sovereign immunity.

     Argentina is a foreign sovereign state. Consequently, it may be difficult for you or (if applicable) the relevant trustee to obtain or enforce judgments of courts in the United States or elsewhere against Argentina. See “Description of the Securities—Jurisdiction, Consent to Service, Enforcement of Judgment and Immunities from Attachment.”

     You should not rely on an advertisement regarding Argentina and its debt restructuring proposal that appeared in various newspapers without reading this entire prospectus, together with any related prospectus supplement, carefully, including the information about risks contained in this “Risk Factors” section.

     An advertisement concerning Argentina and its debt restructuring proposal appeared in various newspapers during July and August 2004, prior to effectiveness of Argentina’s registration statement. The advertisement contained information about Argentina’s economy, socio-political environment and debt restructuring proposal. The information contained in the advertisement was presented in isolation and did not disclose the risk factors, uncertainties and more detailed data relating to Argentina and its debt restructuring proposal contained in this prospectus together with any related prospectus supplement. You should not consider any particular statement contained in the advertisement or make your decision about whether to exchange your bonds pursuant to a debt restructuring proposal without carefully reading and considering this entire prospectus, together with any related prospectus supplement, including the risks described in this “Risk Factors” section.

     We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officials and representatives. In this case, the advertisement was sponsored by the Ministry of Foreign Relations of Argentina. While the Ministry of Foreign Relations forms part of the Government, it is a separate entity from the Ministry of Economy, which is encharged with carrying out the Government’s debt restructuring. You should rely only on the information contained in this prospectus, together with any related prospectus supplement, in making your decision about whether to exchange your bonds.

     Investors should be aware of the following modifications and updates to the advertisement’s content:

•	The advertisement states that Argentina’s fiscal surplus was neutral in 2002 and equal to 3% of GDP in 2003. This prospectus contains the following accurate information:

-	Argentina’s “primary fiscal balance” (defined as the fiscal balance of the non-financial public sector, excluding interest payments and proceeds from privatizations) equaled 0.7% of GDP in 2002 and 2.3% of GDP in 2003; and

-	Argentina’s “overall fiscal balance” (defined as the overall fiscal balance of Argentina’s non-financial sector, including interest payments and any proceeds from privatizations) equaled -1.5% of GDP in 2002 and 0.5% of GDP in 2003. (See “Public Sector Finances—National Public Accounts”.)

•	The advertisement states that 50% of all Argentines live below the poverty line. This prospectus contains the accurate statement that, as of May 31, 2003, 51.7% of the population of, and 39.4% of households in, the greater Buenos Aires area lived below the poverty line. (See “The Argentine Economy—Poverty and Income Distribution”.)

•	The advertisement states that 15% of Argentines are unemployed. This prospectus contains the accurate statement that, as of March 31, 2004, Argentina’s unemployment rate was 14.4%. (See “The Argentine Economy—Employment and Labor—Unemployment and Underemployment”.)

•	The advertisement states that Argentina’s economy achieved an 8% increase in 2003. This prospectus contains the accurate information that Argentina’s GDP increased 8.7% in 2003. (See “The Argentine Economy—Gross Domestic Product”.)

Risk Factors Relating to Argentina

     This section should be read in conjunction with the more detailed information found elsewhere in this prospectus.

     Economic Risks

     Certain risks are inherent in any investment in an emerging market such as Argentina.

     Argentina is an emerging market economy, and investing in emerging markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s economic results. Instability in Argentina and in other Latin American and emerging market countries has been caused by many different factors, including the following:

•	high interest rates;

•	changes in currency values;

•	high levels of inflation;

•	exchange controls;

•	wage and price controls;

•	changes in governmental economic or tax policies; and

•	the imposition of trade barriers.

Any of these factors, as well as volatility in the markets for securities similar to new securities we issue in an exchange offer, may adversely affect the liquidity of, and trading markets for, any new securities we issue in an exchange offer.

     Argentina’s economy may not continue to grow at current rates or may contract in the future, which could have a material adverse effect on public finances and on the market price of new securities we issue in an exchange offer.

     The Argentine economy has experienced significant volatility in recent decades, including numerous periods of low or negative growth and high and variable levels of inflation and devaluation. Since the peak of the most recent economic crisis during the first half of 2002, Argentina’s economy has experienced positive growth. However, the Government can offer no assurance that the Argentine economy will continue to grow at current rates, or at all, in the future. Economic growth is dependent on a variety of factors, including (but not limited to) international demand for Argentine exports, particularly commodities, the stability and competitiveness of the peso against foreign currencies, confidence among Argentine consumers and foreign and domestic investors and their rates of investment in Argentina, the willingness and ability of businesses to engage in new capital spending and a stable and relatively low rate of inflation. Some of these factors are outside our control. If Argentina’s economic growth slows, stops or contracts, our revenues may decrease materially, the market price of new securities we issue in an exchange offer may be adversely affected and our ability to service our public debt, including any securities we issue in an exchange offer, may again be impaired.

     The Government may remain unable or unwilling to obtain access to capital in the future and our economy and ability to service Argentina’s public debt may be adversely affected.

     The Government’s primary fiscal results (i.e., excluding interest payments on Argentina’s public debt and proceeds from privatizations) may be insufficient to meet Argentina’s debt service obligations. The Government expects to rely in part on additional financing from the domestic and international capital markets and the refinancing of obligations owed to official lenders in order to meet Argentina’s debt service obligations in the future. Nevertheless, since the suspension of principal and interest payments on a substantial portion of Argentina’s public indebtedness, the Government has been unable to access the international or domestic capital markets. In the future, the Government may not be able or willing to access the international or domestic capital markets, and Argentina’s economy and our ability to service Argentina’s public debt may be adversely affected as a result.

     A further devaluation of the peso could have a material adverse effect on the Argentine economy and our ability to service our public debt.

     Following the collapse of the dollar-peso parity Convertibility regime and the implementation of a floating exchange rate system in early 2002, the peso greatly depreciated and continues to fluctuate significantly, despite regular Central Bank intervention in the foreign exchange market to stabilize the peso’s value. We cannot assure you that the peso will not devalue significantly in the future. Additional depreciation of the peso would increase the cost of servicing Argentina’s public debt and could have a material adverse effect on Argentine companies and financial institutions, which could adversely affect the Argentine economy and the Government’s revenues, and in turn, both our ability to service our public debt and the market price of any new securities we issue in an exchange offer.

     A significant appreciation of the peso could adversely affect the competitiveness of Argentine exports and hinder Argentina’s economic growth.

     Since the peso’s depreciation to its post-Convertibility regime low in mid-2002, the peso has appreciated in value. A significant further appreciation in the value of the peso relative to the currencies of its significant trading partners and trade competitors could make Argentine exports less competitive with goods from other sources and lead to decreased export revenues. Decreased export earnings could have a material adverse effect on Argentina’s economic growth and our ability to service our public debt, including any new securities we issue in an exchange offer.

     A decline in international prices for Argentina’s principal commodity exports could have a material adverse effect on Argentina’s economic growth and our ability to service our public debt.

     Argentina’s economic recovery has been significantly assisted by recent increases in international prices for some of Argentina’s principal commodity exports, such as soy. These high commodity prices have contributed to increases in Argentina’s exports since the third quarter of 2002 and to high Government revenues from taxes on exports introduced in 2002. If international commodity prices decline significantly, the growth of the Argentine economy could be adversely affected and Government revenues from taxes on Argentine exports could decrease, producing a negative impact on public finances and our ability to service our public debt, including any new securities we issue in an exchange offer.

     An increase in inflation could have a material adverse effect on Argentina’s economic prospects.

     The devaluation of the peso created pressures on the domestic price system that generated high rates of inflation in 2002 before substantially stabilizing in 2003. In addition, in response to the economic crisis in 2002 the Government granted the Central Bank greater control over monetary policy than was available to it under the Convertibility regime, including the ability to print currency, to make advances to the Government to cover its anticipated budget deficit and to provide financial assistance to financial institutions with liquidity problems. See “Monetary System—The Collapse of the Convertibility regime.” We cannot assure you that inflation rates will remain stable in the future. Significant inflation could have a material adverse effect on Argentina’s economic growth and our ability to service our public debt and, ultimately, on the market price of any new securities we issue in an exchange offer.

     Argentina’s economy remains vulnerable to external shocks that could be caused by significant economic difficulties of its major regional trading partners or by more general ‘contagion’ effects, which could have a material adverse effect on Argentina’s economic growth and our ability to service our public debt.

     A significant decline in the economic growth of any of Argentina’s major trading partners, such as Brazil, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. Brazil is Argentina’s largest export market. A decline in Brazilian demand for imports could have a material adverse effect on Argentine exports and Argentina’s economic growth. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a ‘contagion’ effect, in which an entire region or class of investment is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other emerging market countries. In the past, Argentina has been adversely affected by such contagion effects on a number of occasions, including following the 1994 Mexican financial crisis, the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 devaluation of the Brazilian real and the 2001 collapse of Turkey’s fixed exchange rate regime. Moreover, similar developments can be expected to affect the Argentine economy in the future. Argentina may also be affected by conditions in countries with developed economies, such as the United States, that are significant trade partners or have influence over world economic cycles. We cannot assure you that events affecting other markets will not have a material adverse effect on Argentina’s growth and our ability to service our public debt, including any new securities we issue in an exchange offer.

     A significant rise in interest rates in developed economies such as the United States could have a material adverse effect on the economies of Argentina’s emerging markets trading partners and adversely affect economic growth in Argentina and our ability to service our public debt.

     If interest rates increase significantly in developed economies, including the United States, Argentina’s emerging markets trading partners could find it more difficult and expensive to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries. Decreased growth on the part of Argentina’s trading partners could have a material adverse affect on the markets for Argentine exports and, in turn, adversely affect Argentina’s economic growth. An increase in interest rates in developed economies would also increase Argentina’s debt service requirements in respect of its existing floating rate debt, which could adversely affect our ability to service our public debt generally, including any new securities we issue in an exchange offer.

     Any revisions to Argentina’s official financial or economic data resulting from any subsequent review of such data by the Central Bank or other Government entities could reveal a different economic or financial situation in Argentina which could affect your evaluation of any exchange offer.

     Certain financial, economic and other information presented in this prospectus may subsequently be materially revised to reflect new or more accurate data as a result of the periodic review by the Central Bank and other Government entities of Argentina’s official financial and economic statistics. Such revisions could reveal that Argentina’s economic and financial conditions as of any particular date are materially different from those described in this prospectus. Such differences could impact the interests of bondholders or the ability of Argentina to repay them.

     Argentina’s financial sector remains vulnerable to further shocks, which could threaten the financial system and lead to significant new government liabilities, adversely affecting the Government’s public finances and our ability to service our public debt.

     The economic crisis in 2001 and 2002 resulted in the withdrawal of a significant amount of deposits from the Argentine financial system in a short period of time. This precipitated a liquidity crisis, which prompted the Government to impose exchange controls and transfer restrictions and to require the conversion of dollar deposits and loans into pesos at asymmetric rates for depositors and financial institutions. Ultimately, many financial institutions became insolvent. As a result, the Central Bank was forced to provide substantial financial aid to many banks in our financial sector. Many Argentine financial institutions remain weakened by the effects of the economic crisis and the Government’s response to it, and depositors’ confidence in the financial system remains fragile.

     In the event of a future shock such as the failure of one or more banks or a crisis in depositor confidence, another run on deposits could result and the Government could reimpose exchange controls or transfer restrictions. There can be no assurance that the Government would choose to or be able to effectively intervene to prevent a collapse of the financial system. Any such intervention could lead to substantial unbudgeted liabilities, which could undermine the Government’s public finances and have a material adverse effect on both Argentina’s prospects for economic growth and our ability to service our public debt, including any securities we issue in an exchange offer.

     Government assistance to private pension funds may affect Argentina’s ability to service our public debt and may also affect Argentina’s ability to obtain financing through the sale of debt securities to private pension funds.

     Argentina’s private pension funds currently hold substantial amounts of Government debt in default. The Government’s ongoing default and a debt restructuring that significantly reduces the amounts payable on its outstanding debt could significantly reduce the amounts available to Argentina’s private pension funds to make pension payments. Any Government intervention to offset this decline in private pension fund assets could adversely affect Argentina’s public finances and our ability to service our public debt. Furthermore, Argentina’s pension funds have typically been significant purchasers of Government debt. A reduction in pension fund assets, or in their willingness to purchase Government debt, could adversely affect our ability to obtain domestic financing through the sale of debt securities to such pension funds.

     Argentina’s private sector remains significantly burdened by the impact of the recent economic crisis, which could have a material adverse effect on Argentina’s economic growth and our ability to service our public debt.

     During the height of Argentina’s economic crisis during the first half of 2002, political and economic uncertainty and the Government’s emergency economic measures lead to the virtual paralysis of private sector activity. Since that time many companies have ceased operations or filed some form of bankruptcy or reorganization proceeding. The recovery of the private sector is predicated in part on economic growth and in part on the ability of many private sector companies to restructure their own defaulted debt obligations with domestic and international creditors and gain access to financing. If the private sector fails to recover fully, Argentina’s economic growth could be adversely affected, unemployment could increase, and the Government could be forced to incur additional expenses associated with maintaining the stability of certain sectors of the economy, jeopardizing Argentina’s public finances and our ability to service our public debt, including any new securities we issue in an exchange offer.

     Argentina may not be able to attract foreign investment in the future and our economy and prospects may be adversely affected.

     Argentina’s recent social and economic instability, the Government’s emergency measures to address the instability and security concerns relating to an increase in crime (including the recent activities of organized picketers, or “piqueteros”) have made many foreign investors unwilling to invest in Argentina. Foreign investment is conducive in many respects to our economic recovery and future economic growth. Our continuing inability to attract foreign investment may have an adverse effect on our economy and prospects.

     The Government’s finances and its ability to service its debt could be materially and adversely affected by a default on the part of the provinces on obligations they owe to the Government.

     Argentina’s provinces have incurred certain obligations towards the Government in connection with the restructuring of their obligations, the redemption of quasi-currency bonds, multilateral loans and other transactions. A default by the provinces on these obligations could have a material adverse effect on our finances and our ability to service our public debt, including any new securities we issue in an exchange offer.

     In the event of another economic crisis, the Government could reimpose exchange controls and transfer restrictions, which could have a material adverse effect on Argentine private sector economic activity.

     During 2002 the Central Bank imposed exchange controls and transfer restrictions substantially limiting the ability of Argentine firms to retain foreign currency earnings or make foreign currency payments on debt, contributing to widespread defaults by Argentine firms on their foreign currency debt and adversely affecting Argentina’s economic growth. Although these restrictions have since been substantially eased or eliminated, there can be no assurance that in the event of renewed capital flight or a significant depreciation of the peso the Government will not reimpose exchange controls and/or transfer restrictions, which could have a material adverse effect on private sector activity and Argentina’s economic growth and our ability to service our public debt, including any new securities we issue in an exchange offer.

     Argentina’s energy crisis could have a material adverse impact on Argentina’s economic growth and, ultimately, on our ability to service our public debt.

     While previously a net exporter of energy, Argentina has since the first quarter of 2004 been experiencing energy shortages and power outages due to decreased capital investment and a drought, resulting in insufficient transportation and production capacity to meet growing demand. As a result, Argentina has in recent months significantly increased its energy imports from neighboring countries. However, political tensions with and among some countries from which Argentina imports energy and to which Argentina exports energy, most notably Bolivia and Chile, could jeopardize the continued availability of these supplies in the future. More generally, Argentina’s new reliance on imported energy has increased the vulnerability of Argentina’s economy to regional political or economic shocks that could limit the supply of energy available. If Argentina is unable to resolve the impediments to increased energy production or find reliable, adequate and cost-effective sources of energy elsewhere, the energy crisis could have a material adverse effect on Argentina’s economic growth, which could adversely affect our ability to service our public debt, including any new securities we issue in an exchange offer.

     Argentina is likely to depend on the IMF and other multilateral lending as its main source of foreign capital in the near- to medium-term; consequently, if Argentina fails to meet the performance criteria under its IMF program or the IMF otherwise decreases its lending to Argentina, Argentina’s limited access to foreign capital could be curtailed, which could have a material adverse effect on Argentina’s economic prospects.

     At present, Argentina lacks access to financing from private international capital markets and other private sources. This lack of access to private financing may continue for a number of years. The IMF and other international financial institutions such as the World Bank and the Inter-American Development Bank have continued to make loans to Argentina. Consequently, until Argentina regains access to the international private capital markets, official multilateral sources such as the IMF will likely remain Argentina’s chief source of foreign capital.

     Further disbursements under Argentina’s IMF standby program will require it to meet certain performance criteria, including both quantitative performance criteria such as fiscal targets, limits on the expansion of domestic credit and the accumulation of new debt, and qualitative performance criteria designed to assess structural reforms of the financial system and the public sector. (See “Public Sector Debt — Debt Owed to Official Institutions — International Monetary Fund”). While Argentina has satisfied some of these criteria, such as primary fiscal surplus targets for 2002 and 2003, the implementation of tax reform measures to reduce tax evasion, the lifting of certain emergency banking restrictions, and the redemption of quasi-currency bonds issued by the Government and the provinces, Argentina will need to implement additional measures to meet other performance criteria. These include achieving primary fiscal targets for 2004, progress in the negotiation of utility contracts, improvements to customs administration and social security collection, progress in the restructuring of Argentina’s public indebtedness, and the adoption of reforms to the revenue-sharing arrangement with the provinces. For a discussion of the performance criteria associated with the latest IMF programs see “Public Sector Debt — Debt Owed to Official Institutions — International Monetary Fund.”

     Since December 2001, Argentina has at times engaged in lengthy negotiations with the IMF and other multilateral institutions and has faced various suspensions of scheduled disbursements and incurred brief payment delays. In August 2004, the IMF announced a delay of its quarterly review of Argentina’s compliance with the conditions of the September 2003 stand-by agreement, effectively delaying the disbursement of U.S.$728 million to Argentina under the agreement, in order to further assess the Government’s compliance with required structural reforms and its progress in the renegotiation of utility contracts and in the debt restructuring process. The Government subsequently announced that it would postpone further negotiations with the IMF through December 31, 2004 (and, consequently, forego additional IMF disbursements totaling U.S.$1.8 billion prior to that date), in order to concentrate on the restructuring of its defaulted debt.

     If the IMF determines that Argentina has not met the performance criteria under its standby program (and such criteria are not amended or waived by the IMF), the IMF may withhold disbursement under this program indefinitely. This suspension of IMF disbursements could also interfere with the Government’s continued ability to obtain financing from other multilateral financial institutions. In addition, the Government’s efforts to comply with the IMF’s performance criteria could reduce the Government’s flexibility in setting macro-economic policy. There can be no assurance that future disbursements to Argentina from multilateral financial institutions will not be further disrupted by policy disputes or payment difficulties or by the financial institutions’ decision to curtail lending to Argentina for any other reason. The loss or limitation of official sector financing could adversely affect Argentina’s economic growth and public finances and our ability to service our public debt, including any new securities we issue in an exchange offer.

     Social and Political Risks

     The recent economic and financial crisis produced significant social and political tensions, which could worsen in the event of another shock and have a material adverse effect on Argentina’s economic growth and our ability to service our public debt.

     During the height of its recent economic crisis, Argentina experienced significant social and political turmoil, evidenced by street demonstrations, strikes, increased rates of crime and the rapid succession of four interim administrations between President De la Rúa’s resignation in December 2001 and President Duhalde’s appointment in January 2002. Despite the beginning of an economic recovery, these increased social and political tensions continue and are exacerbated by high levels of poverty and unemployment. Piqueteros continue to employ street demonstrations and other disruptive tactics to oppose Government policies. In addition, the lack of any clear political consensus in favor of a particular set of economic policies has also given rise to, and may perpetuate, significant uncertainties about our economic and political future. There can be no assurance that the significant domestic instability evident during 2001 and 2002 will not reemerge in response to an internal or external shock. Such instability could have a material adverse effect on Argentina’s economic growth and our ability to service our public debt, including any new securities we issue in an exchange offer.

     Measures to implement economic reforms, including those called for under Argentina’s IMF program, may not be successful and, regardless of their success or failure, may be unpopular and prompt further social and political unrest, which could have a material adverse effect on Argentina’s economic growth.

     The economic challenges facing Argentina and the terms of its IMF program may require the Government to adopt unpopular economic reforms and austerity measures. If adopted, such policies could prompt renewed social and political unrest. Such social or political instability may prevent the successful implementation of reforms required by the IMF program and could have a material adverse effect on Argentina’s economic growth and the market price of new securities we issue in an exchange offer. We offer no assurances of the success of measures that the Government has implemented thus far or that it may implement in the future.

     Domestic social and political dynamics could make it politically difficult for the Government to pursue economic reforms and service Argentina’s public debt.

     Argentina’s economic crisis provoked a domestic backlash against Argentina’s foreign creditors, including the IMF and other multilateral financial institutions. As a consequence, proposals to reduce public expenditures or adopt other austerity measures in order to make funds available to pay foreign creditors—even creditors that have agreed to substantially reduce their debt claims as part of a restructuring—may be politically unpopular. The existence of a significant opposition faction within President Kirchner’s Peronist party, combined with the political power of opposing parties, may create hurdles for the Kirchner administration in implementing economic reforms. There can be no assurance that the Congress will approve any of the economic measures proposed by the Kirchner administration. Furthermore, the Government may not be able to fulfill any commitments it makes to creditors, possibly including creditors that agreed to restructure their debt claims by participating in an exchange offer, if significant political opposition to such commitments subsequently arises.

     Litigation

     Argentina’s default on its public external indebtedness has prompted creditors to file a number of lawsuits, thus far in three countries, some of which have resulted in judgments against Argentina, and the possibility of continued litigation and additional judgments could have a material adverse impact on Argentina’s public finances and our ability to service our public debt.

     Bondholders have initiated numerous lawsuits against Argentina in the United States, Italy and Germany based on the Government’s default on public debt obligations with an original principal amount of U.S.$81 billion (See “Public Debt—Legal Proceedings”). In the United States, approximately 34 suits, including one suit certified as a class action and 13 suits purporting to be class actions, have been filed since March 2002, and judgment has been entered against the Government in seven cases in a total amount of approximately U.S.$739 million. In Italy the total amount claimed in bondholder proceedings against the government is €64 million plus interest, while in Germany the total amount claimed is €21.1 million plus interest. We can give no assurance that further litigation will not result in even more substantial judgments granted against the Government. Present or future litigation could result in the attachment or injunction of assets of Argentina that the Government intends for other uses, and could have a material adverse effect on public finances and on the market price of new securities we issue in an exchange offer.

     Legal challenges to Argentina’s pesification could have a material adverse effect on Argentina’s public finances and our ability to service our public debt.

     In January 2002 the Government ordered the ‘pesification’ of the economy, including the conversion of U.S. dollar-denominated debts owed to banks and financial institutions and U.S. dollar-denominated deposits owed by banks to depositors into pesos at different exchange rates, with depositors entitled to receive a greater amount of pesos per dollar. Numerous cases were brought challenging the constitutionality of this pesification by both banks and depositors. On March 5, 2003 Argentina’s Supreme Court held the Government’s conversion of U.S. dollar-denominated deposits into pesos unconstitutional in the case of deposits of the province of San Luis with Banco de la Nación Argentina. While the effect of this decision is limited to the parties involved in the controversy and this decision has no binding authority on other litigants, we can offer no assurance that other parties that have legally challenged pesification will not be able to obtain similar judgments or bring about an effective reversal of that policy. Any reversal of pesification could create substantial new liabilities of the Government to one or more of the banking institutions, depositors, insurance companies, pension funds or other participants in the financial system. Such a liability could have a material adverse effect on Argentina’s public finances and adversely affect our ability to service our public debt, including any new securities we issue in an exchange offer.

     Arbitration proceedings under bilateral investment treaties could have a material adverse effect on our finances and our ability to service our debt.

     Several arbitration proceedings have been brought against Argentina before the International Centre for the Settlement of Investment Disputes (ICSID) challenging some of the emergency measures adopted by the Government in 2001 and 2002 and seeking compensation for damages. These proceedings have been brought primarily by foreign investors in a number of privatized entities under various bilateral investment treaties. We can offer no assurance that the Government will prevail in these claims. Rulings against the Government in these proceedings could have a material adverse effect on our finances and our ability to service our public debt, including any new securities we issue in an exchange offer.

THE REPUBLIC OF ARGENTINA

Territory and Population

     The Republic of Argentina consists of 23 provinces and the City of Buenos Aires. Located in the southeastern region of South America, Argentina is the second largest country in Latin America in terms of territory, covering approximately 3.8 million square kilometers (1.5 million square miles), including territorial claims in the Antarctic region (covering approximately 970,000 square kilometers) and to certain south Atlantic islands (covering approximately 5,000 square kilometers).

     The most densely inhabited areas and the main agricultural regions of the country are located on the wide temperate belt that stretches across central Argentina. The country’s population as of 2001, the year of the most recent census, was an estimated 36.6 million. According to provisional figures, as of 2001, approximately 11.5 million people lived in the greater Buenos Aires area. Three other provinces—Córdoba, Mendoza and Santa Fe—each had urban populations of over 1,000,000. During the period from 1991 to 2001 (the last period for which figures are available), Argentina’s population grew at an average annual rate of 1.1%. Approximately 77% of the population lives in urban areas, and approximately 97% is literate.

     Prior to 2002, the International Bank for Reconstruction and Development, or the World Bank, and other international organizations classified Argentina as a middle-income developing country. The table below sets forth comparative gross national income or GNI figures and selected other comparative statistics using 2002 data (the most recent year for which this comparative information is available). See “The Argentine Economy—Poverty and Income Distribution.”

	Argentina	Brazil	Chile	Colombia	Mexico	Peru	United States
Per capita GNI(1)	$4,220	$2,830	$4,250	$1,820	$5,920	$2,020	$35,400
Life expectancy (in years)	74	69	76	72	74	70	77
Infant mortality (% of live births)	1.6%	3.3%	1.0%	1.9%	2.4%	3.0%	0.7%
Adult literacy rate (% of population age 15 or older)	97%	87%	96%	92%	91%	86%	n/a

(1)	Calculated using the World Bank Atlas method.

Source: 2004 World Bank World Development Indicators, except as otherwise indicated.

Government

     The Argentine Constitution, first adopted in 1853, provides for a tripartite system of government divided into an executive branch headed by the President, a legislative branch consisting of a bicameral Congress and a judicial branch headed by the Supreme Court of Justice. The Constitution was last amended in 1994. Each province has its own constitution and the people of each province elect a governor and legislators who are independent from the federal government. The federal government may directly intervene in the administration of the provincial governments in certain emergency situations, including, among others, to secure the republican form of government and in the case of foreign invasions. Congress in 2004 approved the Government’s intervention in the administration of the province of Santiago del Estero to protect civil liberties under the Constitution, which the provincial Government was not adequately protecting, and to ensure the proper separation of powers.

     Executive Branch

     The President and Vice President are directly elected for a four-year term, and may serve for a maximum of two consecutive terms. The President oversees the administration of the country and has the power to veto laws in whole or in part. Congress may override a presidential veto by a two-thirds majority vote in each chamber. The Jefatura del Gabinete de Ministros (the Chief of the Cabinet of Ministers) is responsible for the administration of the country and prepares the Government’s annual budget, which is subject to presidential and congressional approval. The President chooses the Chief of the Cabinet of Ministers, who may be removed by an absolute majority vote of both houses of Congress.

     Congress

     The Congress is composed of the Senate and the Chamber of Deputies.

     The Senate. There are a total of 72 senate seats: three from each province and three from the City of Buenos Aires (each a district). Of the three senators from each district, two represent the party receiving the most votes in that district, and the third represents the party receiving the second most votes. Senators are elected by popular vote to serve for six-year terms. Elections are held for one-third of the senate seats every two years.

     In October 2001, elections were held for all senate seats. This was the final step in the transition to the new electoral regime adopted under the 1994 constitutional amendments. As determined by lottery, one-third of the senators elected in 2001 served two-year terms, one-third are serving four-year terms and one-third are serving six-year terms. All senators elected after 2001 are to serve for six-year terms. Between August 24 and November 23, 2003, elections were held for one-third of the senate seats.

     The Chamber of Deputies. The Chamber of Deputies consists of 257 seats, which are allocated in proportion to each district’s population. Deputies are elected by popular vote to serve for four-year terms. Elections for half of the seats are held every two years. The last elections for seats in the Chamber of Deputies were held in 2003.

     Judicial System

     The judicial system is composed of federal and provincial trial courts, courts of appeal and the Supreme Court of Justice. The Consejo de la Magistratura, or the Council of Magistrates, an entity comprising an independent panel of lawyers, representatives of the judiciary, certain legislators, a representative of the executive branch and academics, oversees the administration of the judicial branch, the initiation of impeachment proceedings against judges other than Supreme Court justices and the selection of judges. The Jurado de Enjuiciamento, or the Jury of Prosecution, decides trials of judges for removal initiated by the Council of Magistrates. The President appoints the nine justices of the Supreme Court of Justice and all federal court judges from a list of recommendations provided by the Council of Magistrates. The nine justices of the Supreme Court and all federal court justices are appointed for life. All judicial appointments must be approved by two-thirds of the Senate. Pursuant to a decree issued by current President Kirchner, candidates’ identities and certain information regarding candidates is now made public and the executive branch provides for a period of public comment on each nomination before it is submitted to the Senate.

     In February 2002, a commission of the Chamber of Deputies began consideration of impeachment requests pending against the nine justices of the Supreme Court of Justice for alleged negligent legal decisions and breach of duty. In 2002, the Chamber of Deputies voted against these impeachment requests. In June 2003, the Congress initiated impeachment proceedings against three justices based on allegations of breach of duty. Two of these justices resigned (including then Chief Justice Julio Nazareno) and one was impeached. The impeached justice, Moliné O’Connor, is currently challenging the impeachment. Two of these vacancies have been filled, and the other is pending confirmation from the Senate. As of June 2004, an additional impeachment proceeding is pending against a fourth justice. Current Chief Justice Enrique Petracchi has served as a Supreme Court justice since 1983.

Recent Political History

     Argentina has been under uninterrupted civilian rule since 1983, when the last military government came to an end due to poor economic management and the loss of a brief war with the United Kingdom over the Malvinas (Falkland) Islands. Between 1930 and 1983, the military ruled the country for a total of 22 years, as partisan infighting, economic stagnation and deepening social divisions undermined the development of a more stable democratic regime. In 1983, Raúl Alfonsín was elected President. Since that date, four uprisings by discontented factions within the military (the most recent in December 1990) have failed to seize power, due to a lack of support from the public and the military as a whole. In 1989, Raúl Alfonsín was succeeded as President by Carlos Menem, who was re-elected in 1995 to a four-year term following the 1994 constitutional amendments that reduced the presidential term to four years from six.

     After a decade of relative stability and economic prosperity, Argentina faced an unprecedented social, economic and political crisis in 2001 and 2002. The crisis emanated primarily from the ongoing economic recession, which began in the fourth quarter of 1998. From 1999 through 2002, Argentina’s economy contracted significantly and poverty and unemployment reached record levels. The administration of President Fernando De la Rúa, which took office in October 1999, was unable to restore economic growth. During the second half of 2001, the deepening economic recession increasingly fueled social unrest.

     In December 2001, the Government imposed restrictions on the withdrawal of bank deposits to safeguard the viability of the banking system. These restrictions triggered widespread riots and protests that forced President De la Rúa and his entire cabinet to resign on December 19 and 20, 2001. During the weeks that followed, Argentina experienced significant political turmoil. On December 23, 2001, Congress appointed Adolfo Rodríguez Saá, Governor of the Province of San Luis, as President. A week later, however, he resigned, after losing the support of the public and members of his Peronist Party. On January 1, 2002, Congress elected Eduardo Duhalde, a Peronist senator defeated by De la Rúa in the 1999 presidential election, to serve as President through the end of 2003. The appointments of both Rodríguez Saá and Eduardo Duhalde were made in accordance with the Constitution.

     President Duhalde called for elections to be held on April 27, 2003, prior to the scheduled expiration of his term. Carlos Menem, a former president of Argentina, and Néstor Kirchner, the former governor of the province of Santa Cruz, emerged as the leading candidates. Menem received 24% of the popular vote and Kirchner 22% of the popular vote. Polls indicated that 74% of the voters favored Kirchner, and in the face of a run-off election required by the Constitution, Menem withdrew from the race. This left Néstor Kirchner as president-elect and he was sworn in as President on May 25, 2003. President Kirchner’s current term will expire on December 10, 2007, and the Constitution requires that Argentina’s next presidential elections take place no sooner than two months prior to that date.

Political Parties

     The two largest political parties in Argentina are the Peronist Party and the Radical Civic Union, which have broad-based support across the country. In 1997, the Radical Civic Union and Frepaso formed a political coalition know as Alianza or the Alliance. Former President Fernando De la Rúa was a member of this coalition. This coalition, however, was dissolved in 2002, in part due to the resignation of De la Rúa’s vice president as a result of bribery allegations.

     The following are Argentina’s principal political parties:

•	the Partido Justicialista, or Peronist Party, which evolved from former President Juan Perón’s efforts in the 1940s to expand the role of labor in the political process. The Peronist Party holds 54% of the senate seats and 45% of the seats in the Chamber of Deputies. President Kirchner is a member of this party;

•	the Unión Cívica Radical, or Radical Civic Union, founded in 1890;

•	the Frente de País Solidario, or Front for a Country in Solidarity (known as Frepaso), founded in 1994 by former members of the Peronist Party and a small socialist party;

•	Afirmación para una República Igualitaria, or Affirmation for an Equitable Republic (which we refer to as “ARI”), founded in 2001; and

•	the party Recrear para el Crecimiento, or Rebuild for Growth, founded in 2002 by former Minister of Defense and former Minister of Economy and Infrastructure during the De la Rúa administration, Ricardo López Murphy.

•	In addition, certain political parties of the provinces have a significant representation in the Congress, including, among others, locally-based parties from Neuquen and Salta.

     The following table shows the party composition of the Argentine Chamber of Deputies and Senate following the elections in the years indicated:

	Chamber of Deputies(1)					Senate(2)
	1997	1999	2001		2003	1995	1998		2001	2003
Party:
Peronist Party	119	101	116		116	40	39		39	41
Alliance(3)	—	125	88		—	—	—		25	—
Radical Civic Union	68	—	—		61	22	22		—	19	(6)
Frepaso	38	—	—		6	1	1		—	3	(7)
ARI	—	—	17	(4)	11	—	—		1	—
Others(8)	32	31	36		63	9	9		7	8

Total	257	257	257		257	72	71	(5)	72	71	(5)

(1)	Composition of the Chamber of Deputies as of December 10 of each year indicated, when the deputies elected during such year took office.

(2)	Composition of the Senate as of December 31 of each year indicated.

(3)	In the elections for members of the Chamber of Deputies that took place between 1999 and 2002, members of the Radical Civic Union and Frepaso ran as Alliance candidates. The Alliance was dissolved in 2002 and, consequently, candidates of the Radical Civic Union and Frepaso now run as members of their respective political parties.

(4)	Eleven Alliance deputies shifted to ARI in 2001.

(5)	In each of 1998 and 2003, the failure of the Senate to ratify the election of one senator led to the total of 71 rather than 72 senators.

(6)	Includes two senators who ran for office as part of the Radical Civic Union, but since declared themselves independent, and two senators belonging to a separate provincial party led by the Radical Civic Union.

(7)	Includes one senator from the socialist party and one senator originally from the Frente Grande, which later joined Frepaso.

(8)	Includes other registered parties, primarily represented by one legislator each, and certain local political parties of the provinces.

Source:	Senate and Chamber of Deputies of Argentina.

Foreign Affairs and International Organizations

     Argentina maintains diplomatic relations with a variety of countries and is a member of a variety of international organizations. Argentina is a charter member of the United Nations, a founding member of the Organization of American States, and a member of the following international organizations, among others:

•	the IMF;

•	the World Bank;

•	the United Nations;

•	the Organization of American States, or OAS;

•	the International Finance Corporation, or IFC;

•	the Inter-American Development Bank, or IADB;

•	the World Trade Organization, or WTO; and

•	the Latin American Integration Association, or ALADI.

     Argentina is also a permanent member of the Interim Committee of the IMF, a policy advisory committee. In October 1997, the United States designated Argentina as a non-North Atlantic Treaty Organization, or non-NATO ally.

     Argentina has entered into bilateral investment treaties, or BITs, with a variety of countries, including the United States, Canada, Germany, France, Italy, Spain, Switzerland, Sweden and the United Kingdom. These agreements cover a broad range of topics, including foreign direct investment, trade and tax matters. Several arbitration proceedings have been brought against the Republic before the International Centre for Settlement of

Investment Disputes, or ICSID, under different bilateral investment treaties. For a discussion of these disputes see “Public Sector Debt—Legal Proceedings—ICSID Arbitrations.”

     Mercosur

     One of Argentina’s most notable foreign-policy achievements was the creation of the Mercosur Common Market in March 1991. In addition to Argentina, Mercosur includes Brazil, Paraguay and Uruguay; Chile and Bolivia became associate members in 1997.

     Mercosur is currently pursuing the following trade discussions with other non-Mercosur countries and other trade blocks:

•	Mercosur is currently in discussions with the United States on various topics, including development of the American Free Trade Area or AFTA, electronic commerce, biotechnology, investments, reciprocal market access, and the position each will take in the next ministerial WTO meeting. Argentina and the other members of Mercosur have taken a unified stance in the negotiations for the establishment of the AFTA.

•	Mercosur is currently negotiating separate free trade agreements with Mexico, the Andean Pact nations (which include Peru, Bolivia, Ecuador, Colombia and Venezuela) and the European Union.

•	Mercosur countries in recent years have maintained an ongoing dialogue with the European Union and with the United States regarding trade relations.

THE ARGENTINE ECONOMY

Introduction

     From the last quarter of 1998 through the first six months of 2002, Argentina suffered a severe economic recession. This economic crisis was triggered by a series of external shocks that took place between the last quarter of 1997 and the fall of 2001, including economic and financial crises in Russia, Asia and Brazil and rising worldwide interest rates. Domestic structural barriers to economic growth also contributed to the crisis. These structural barriers included:

•	Argentina’s trade and fiscal deficits;

•	the rigidity of its monetary system and fixed exchange rate system (known as the Convertibility regime), which limited the Government’s ability to adapt its monetary policy to stimulate the economy;

•	its excessive reliance on foreign capital; and

•	mounting external debt.

Together, these factors resulted in a deep contraction in the economy, a banking and fiscal crisis and capital flight from the country. From 1998 through 2002, real GDP contracted by a cumulative 18.4%. As of May 31, 2002, the unemployment rate had reached 21.5% and more than half of the population subsisted below the poverty line.

     In late 2001 and the beginning of 2002, capital flight from Argentina and a run on bank deposits brought an end to the Convertibility regime and forced the Government to impose strict restrictions on bank withdrawals. At the same time, the Government suspended principal and interest payments on a significant portion of its public debt due to, among other factors:

•	the Government’s declining fiscal revenues;

•	its substantial debt and debt service obligations;

•	the growing deficit in the public social security system; and

•	its diminishing access to the international capital markets and other sources of credit.

     Following the collapse of the Convertibility regime, the peso lost significant value, both against foreign currencies and in terms of domestic purchasing power. In the first six months of 2002, the peso lost approximately 74.2% of its value against the U.S. dollar, reaching a low of U.S. $0.258 per one peso on June 26, 2002. During the same period, inflation increased at 30.5% as measured by the CPI, and 96.6% as measured by the WPI.

     In the third quarter of 2002, Argentina’s economic situation began to stabilize. Although the devaluation of the peso had several adverse effects and thus contributed to the economic recession, by the fall of 2002 it fueled a needed adjustment in Argentina’s foreign trade. The cheaper peso made imports more expensive, forcing consumers to shift their demand from foreign to domestic goods (a process generally referred to as import substitution). The increase in production resulting from rising domestic demand due to import substitution began to fuel an economic recovery.

     During 2003, the economic recovery broadened and accelerated, as increased production gave rise to higher employment and wages, which in turn fueled domestic consumption. During 2003, GDP increased 8.7% and by May 31, 2003, the unemployment rate decreased to 15.6%, as compared to 21.5% at May 31, 2002. Despite this recovery, the Argentine economy is still facing significant challenges, including widespread poverty, high unemployment and underemployment, energy shortages, the restructuring of Argentina’s public sector debt, the stabilization of the financial system and the renegotiation of utility rates, among others.

     The table below highlights certain key economic and financial indicators from 1993 through 2003:

Summary of Key Economic and Financial Data for 1993 through 2003

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Inflation(1).	7.4%	3.9%	1.6%	0.1%	0.3%	0.7%	(1.8)%	(0.7)%	(1.5)%	41.0%	3.7%
GDP Growth	6.9%	5.8%	(2.8)%	5.5%	8.1%	3.9%	(3.4)%	(0.8)%	(4.4)%	(10.9)%	8.7%
Current Account (as a % of GDP)	(3.5)%	(4.3)%	(2.0)%	(2.5)%	(4.2)%	(4.9)%	(4.2)%	(3.2)%	(1.5)%	9.1%	(6.2)%
Total Gross Public Debt(2) (as a % of GDP)	29.4%	31.3%	33.8%	35.7%	34.5%	37.6%	43.0%	45.0%	53.8%	129.7%	139.5%
Primary Fiscal Balance (as a % of GDP)(3)	2.2%	0.9%	0.6%	(0.4)%	0.5%	0.8%	0.3%	1.0%	0.5%	0.7%	2.3%
Overall Fiscal Balance (as a % of GDP)	1.2%	0.0%	(0.5)%	(1.9)%	(1.5)%	(1.4)%	(1.7)%	(2.4)%	(3.2)%	(1.5)%	0.5%
Unemployment rate(4)	9.9%	10.7%	18.4%	17.1%	16.1%	13.2%	14.5%	15.4%	16.4%	21.5%	15.6%
Average Nominal Exchange Rate	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	3.07	2.95

(1)	Measured by the rate of change in the CPI from prior period.

(2)	As of December 31 of each year.

(3)	Does not reflect the issuance of Bocones, which the Government uses to pay for certain of its expenditures.

(4)	As of May 31 of each year.

Source: Ministry of Economy.

Economic History

     Background

     In the late 1800s and early 1900s, Argentina enjoyed a great period of prosperity, with per capita GDP rising to the level of many Western European countries. During this period of growth, Argentina’s economy relied heavily on sustained international demand for its agricultural commodity exports.

     The onset of the Great Depression and World War II, however, brought dramatic changes in the Argentine economy, as a drastic decline in world trade deprived the country of its main source of revenue. The Government responded to these developments through a major shift in economic policy, adopting a model of state-led capitalism and import substitution. Accordingly, state intervention in the economy became pronounced.

     Beginning in the 1940s, the Government nationalized many basic industries and services and raised import barriers in a bid to make Argentina self-sufficient in industry and agriculture and to shelter its economy from foreign competition. Government involvement in sectors ranging from oil and electricity to telecommunications and financial services became significant.

     Although in the 1950s a new era of worldwide prosperity began, the Government’s role in the Argentine economy remained significant and Argentina experienced relatively low growth in comparison with other developing countries.

     By the mid-1970s, Argentina was self-sufficient in many industries, and although manufacturing had become the largest component of its economy, its exports continued to be dominated by agricultural products. The Argentine economy, however, continued to grow at substandard levels.

     In 1976, the Government began to shift away from the import-substitution model, lowering import barriers and liberalizing restrictions on foreign borrowings. Despite this shift in policy, from 1981 through 1990, political instability, increasing public spending, large subsidies of state-owned enterprises, high inflation, periodic devaluations of the currency, an inefficient tax collection system, and inefficient production undermined economic growth. From 1981 through 1990, average annual real GDP growth was -1.0% and the average real exchange rate was Ps.2.022 per one U.S. dollar. The Government financed its fiscal deficits during this period primarily through Central Bank credit and loans from foreign bilateral and multilateral creditors. The increase in Central Bank credit to the Government resulted in unchecked increases of the money supply that led to high levels of inflation. From 1981 through 1990, average annual inflation was 787%. Additionally, increased borrowing by the Government abroad resulted in a dramatic increase in Argentina’s public sector debt and in 1982 the Government defaulted on its external debt.

     During the 1980s, the Government adopted several economic plans in an effort to stabilize the economy. While these plans achieved some initial success, they ultimately failed, primarily because the Government was unable to exercise fiscal discipline. Moreover, the high levels of state intervention in the economy inhibited the competitiveness of the Argentine economy. These factors, combined with high levels of inflation, frequent changes in Government policy and financial market instability, prevented the Argentine economy from achieving real growth.

     Liberalization of the Economy

     In mid-1989, the Menem administration inherited an economy suffering from hyperinflation and in deep recession. Relations with external creditors were strained, commercial bank debts had been subjected to two restructurings and were again accumulating past-due interest, IMF and World Bank programs had lapsed and payments to the World Bank and the IADB were frequently late. Thus, the immediate objectives of the new administration were to stabilize prices and improve relations with external creditors.

     Following several unsuccessful efforts to stabilize the economy and end hyperinflation, the Menem administration adopted an economic program that sought to liberalize the economy and impose monetary discipline. The new economic program, which came to be known as the Convertibility regime, was centered on the Convertibility Law of 1991 and related measures. Its principal features were the following:

•	Fixed exchange rate regime.

–	Congress in 1991 enacted the Convertibility Law, which established a fixed exchange rate regime modeled on what is generally known as a currency board. The goal of this system was to stabilize the inflation rate by restraining the Central Bank’s ability to effect changes in the money supply by issuing additional pesos. This was accomplished by requiring that the monetary base be fully backed by the Central Bank’s gross international assets, thus pegging the exchange rate between the peso and the dollar at Ps.1.00 to U.S.$1.00.

–	Through this system, Argentina’s monetary policy was tied to the flow of foreign capital into the Argentine economy. Without an increase in the Central Bank’s international assets, the monetary base could not be expanded.

–	Related measures also restricted the Central Bank’s ability to provide credit, particularly to the public sector, and focused its mission on achieving price stability.

•	Privatization, deregulation and trade liberalization programs.

–	During the 1990s, in an effort to improve the competitiveness of the Argentine economy, the Government removed barriers to foreign investment, deregulated industries and privatized substantially all of the state-owned enterprises, including the national telephone company, the national airline, roads, railways, ports, water and electrical utilities, TV broadcasting, steel companies, the national gas company and the national oil company.

–	In 1991, the Government established the Mercosur Common Market with Brazil, Paraguay and Uruguay, in a bid to foster trade among its member countries. Soon after, Brazil became Argentina’s main trading partner.

–	In 1994, the Government introduced a private social security system intended to gradually replace the public system.

•	Improvement of relations with creditors. In 1992, the Government refinanced a substantial portion of its external debt through the Brady restructuring and regained access to global capital markets.

     The Convertibility regime and the Government’s free-market initiatives temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment. Real GDP grew 10.6% in 1991 and 9.6% in 1992. From 1993 through 1998, real GDP grew at an average annual rate of 4%, despite a 3% contraction in 1995 due to the Mexican financial crisis of 1994.

     The Convertibility regime, however, had significant disadvantages, including the following:

•	Inflexible monetary policy. By stripping the Central Bank of its monetary discretion, the Convertibility regime limited the Government’s ability to use monetary policy to stimulate the economy to counteract downturns in economic activity.

•	Dependence on foreign capital. Any sharp reduction of foreign capital inflows, often triggered by factors beyond the Government’s control, threatened untimely contractions of the money supply.

Argentina’s dependence on foreign capital was heightened by the opening of the Argentine economy to foreign trade, which resulted in significant trade deficits, and by the Government’s recurring fiscal deficits, which were heavily financed with foreign capital.

•	Vulnerability to external shocks. The dependence on foreign capital, coupled with the lifting of state controls on capital flows, made the Argentine economy vulnerable to external shocks.

•	Over-reliance on certain economic sectors. Because peso-denominated products were relatively expensive in international markets due to the peso’s peg to the dollar, economic growth during this period was driven by the services sector, and in particular the financial and public services subsectors, with production-based manufacturing and industrial sectors lagging behind. In addition, any contribution from the agricultural sector from increased volume of production was offset by declining international commodity prices.

•	Rising unemployment. Despite economic growth, the relative slow growth in labor intensive sectors such as construction and manufacturing increased unemployment levels.

     The sustainability of Argentina’s economic growth during the 1990s was also undermined by the Government’s failure to maintain fiscal discipline. Instead of capitalizing on periods of sustained growth and rising revenues to balance its budget and pay down its debt, the Government continued to incur overall fiscal deficits. This resulted primarily from the following factors:

•	Lack of political consensus. Throughout most of the 1990s, the Government lacked the political will and consensus to reduce its public expenditures and to improve tax collection. Thus, its level of spending kept pace with and in some years exceeded increases in public revenues.

•	Failure to reform revenue-sharing arrangement with the provinces. The Government’s failure to achieve a comprehensive reform of its revenue-sharing arrangement with the provinces forced it to guarantee minimum revenue transfers in exchange for concessions from the provinces necessary to advance other Government initiatives. While these minimum revenue guarantees were manageable when fiscal revenues were increasing, they further reduced the Government’s fiscal flexibility during economic downturns.

•	Existing debt service obligations. Despite the debt restructurings of the 1980s and early 1990s, the Government continued to dedicate significant resources to service its substantial levels of debt.

•	Social security deficit. The partial privatization of the social security system in 1994 resulted in a widening gap between the Government’s social security revenues and its social security outlays.

Thus, while the Government from 1993 through 1998 maintained fiscal deficits not unlike those seen in other economies, these fiscal deficits forced the Government to incur additional debt and constrained its ability to provide a fiscal stimulus to the economy during economic downturns. The Government’s inability to set its finances on a more sustainable course also undermined confidence in Argentina among foreign investors, increasing the Government’s borrowing costs and threatening the capital inflows on which the country had come to depend.

     The Mexican Crisis

     The shortcomings of the Convertibility regime became evident during the economic downturn triggered by the Mexican financial crisis of 1994. The collapse of Mexico’s crawling-peg exchange rate undermined investors’ confidence in emerging markets and raised doubts about the sustainability of the Convertibility regime. This loss of confidence triggered a sharp reduction in net capital inflows, which turned into net capital outflows in 1995, causing a liquidity crisis in the Argentine banking system. As a result, Argentina experienced its first economic contraction since the Convertibility regime had been implemented.

     Following the Mexican crisis, external conditions shifted in Argentina’s favor. The U.S. Federal Reserve Bank reduced U.S. interest rates, which in turn made yields on Argentine debt more appealing to foreign investors. Additionally, the U.S. dollar, to which the peso was pegged, depreciated and the Brazilian real appreciated, improving the competitiveness of Argentine products in its export markets. These factors, as well as the strength the banking sector had gained during the first half of the 1990s, helped avert what could have been a more damaging crisis.

     Following the Mexican crisis, Argentina’s economy resumed the levels of growth it had registered in the first half of the 1990s. From 1996 through 1998, GDP increased at an annual average rate of 6%. Nonetheless, the Government took steps to try to remedy some of the weaknesses of the Convertibility regime. These measures, which were primarily designed to improve the liquidity of the Argentine financial system at times of crisis, included:

•	reforms of bank reserve requirements;

•	the elimination of certain barriers that previously restricted foreign investment in the financial sector; and

•	the establishment of credit facilities between the Central Bank and foreign financial institutions, which enhanced its ability to provide credit during banking crises.

     These reforms helped to foster renewed confidence in the banking sector, with total deposits (in pesos and dollars) steadily increasing from Ps.44.9 billion in 1995 to Ps.79.0 billion in 1998.

     The Beginning of the Economic Crisis: 1997-2000

     The Government faced a number of new economic challenges beginning in the last quarter of 1997 and continuing through 2000, due primarily to the following external factors:

•	The Asian financial crisis. The Asian financial crisis in the fourth quarter of 1997 caused a new wave of decreasing investor confidence in emerging markets. The Argentine economy was initially able to withstand the consequences of this crisis, including significant declines in stock market values and widening spreads on the yields of the Government’s securities in the secondary market.

•	The Russian financial crisis. Investor confidence in emerging markets further eroded as a result of the devaluation of the Russian ruble in August 1998. The effects of this shock were more damaging than those of the Mexican crisis. Foreign capital inflows to emerging market economies declined dramatically, depriving the Argentine economy of needed capital and resulting in rising interest rates. As a result, gross investment in the Argentina economy declined 3.1% in the last quarter of 1998, causing a 0.4% decline in GDP in that quarter as compared to the fourth quarter of 1997.

•	The Brazilian financial crisis. The economic situation in Argentina deteriorated significantly after Brazil, itself beset by the erosion of investor confidence in emerging markets, was forced to devalue its currency in January 1999. Because Brazil was Argentina’s largest trading partner, its economic difficulties had a pronounced effect on the Argentine economy. The significant appreciation of the peso against the Brazilian real made exports from Argentina relatively more expensive in Brazil and contributed to the 11.8% decline in Argentine exports in 1999. Moreover, coming soon after the foreign-exchange crises in Mexico, Asia and Russia, the collapse of the real severely undermined investor confidence in the sustainability of Argentina’s fixed exchange rate regime. The fear of a devaluation of the peso accelerated the decline in capital inflows to the private sector that had begun following the Russian crisis and temporarily sent the Government’s borrowing costs soaring.

•	Rise in U.S. interest rates. Argentina’s economy was also adversely affected by the decision of the U.S. Federal Reserve Bank in mid-1999 to raise interest rates to slow the Internet-driven economic boom and ward off inflation. This resulted in higher returns from investment in U.S. assets and tended to divert foreign capital away from Argentine investments.

•	Falling commodity prices. The decline in international commodity prices in 1998 and 1999, particularly in the agriculture and industrial sectors, had a negative impact on Argentine exports during those years. Commodity prices recovered somewhat in 2000.

     The Government in the late 1990s lacked adequate monetary or fiscal tools to counter the decline in economic activity. Additionally, the Government tried to regain investor confidence by raising taxes and reducing public expenditures in a failed bid to balance its budget.

     The tax increases, however, further undermined economic activity and ultimately yielded the Government little benefit, as the prolonged recession eventually erased any revenue gains. Similarly, while the Government was eventually able to achieve some reductions in its expenditures, these efforts ultimately had little impact on the Government’s overall fiscal deficit, as interest payments on the Government’s debt continued to surge, outweighing any decreases in other expenditures. Moreover, the austerity measures provoked political turmoil that added to the economic uncertainty.

     Argentina also experienced deflation from 1998 through 2001, with the CPI and WPI decreasing by a total of 3.1% and 1.9% in those years, respectively. Price deflation tended to aggravate the economic downturn, as it tended to discourage consumption and put negative pressure on wages.

     A Brief Respite From the Sharp Economic Decline: 2000 — first quarter of 2001

     In 2000 and the first quarter of 2001, the following factors slowed Argentina’s economic decline:

•	During 2000, Brazil’s economy recovered, restoring demand for Argentina’s exports.

•	In December 2000, the Government secured a U.S.$39.7 billion rescue package from a broad group of lenders led by the IMF.

•	In the first quarter of 2001, the U.S. Federal Reserve Board signaled that it would begin to lower interest rates in response to the collapse of the Internet “bubble.”

These factors briefly reduced investor anxiety and stabilized capital outflows and the Government’s borrowing costs. In 2000, Argentina’s GDP decreased by only 0.8%, compared to a 3.4% decline in 1999.

     The Deepening Crisis: 2001

     Beginning in the second quarter of 2001 economic conditions deteriorated significantly, due primarily to the following factors:

•	The effect of the Convertibility regime on the level of liquidity. Starting in 2000, as net capital inflows continued to decrease, the amount of capital entering the Argentine economy was no longer sufficient to offset Argentina’s continuing trade deficit. As a result, more money was leaving the Argentine economy than was coming in, putting downward pressure on the peso. To maintain the peso’s parity with the U.S. dollar as required by the Convertibility Law, the Central Bank was thus forced to sell dollars in exchange for pesos, contracting the monetary base and reducing its international reserves by U.S.$376 million in 2000 (the first loss of reserves since the Mexican financial crisis) and by U.S.$486 million in 2001. This contraction of the monetary base raised interest rates and reduced the level of liquidity in the middle of a recession, thus worsening the economic downturn.

•	External factors. The collapse of yet another exchange rate regime, this time in Turkey in February 2001, combined with recessionary conditions worldwide, again fueled speculation that the peso was headed towards a devaluation. Recessionary conditions worldwide also had a negative effect on demand for Argentine exports.

•	Political turmoil. The deepening economic crisis and the Government’s inability to present clear solutions stoked political turmoil in Argentina that further undermined investor confidence in Argentina.

•	Increased cost of borrowing. As the Government was continually unable to reduce its fiscal deficits, its need to turn to the international markets to cover its fiscal deficit increased during a time when borrowing costs were rising dramatically, due to decreasing investor confidence in Argentine investments.

     To address the deepening crisis, beginning in 2001 the Government adopted the following measures:

•	Measures to increase exports. The Government implemented a new trade adjustment mechanism known as the convergence factor, which placed a tariff on imports and provided reimbursements to exporters based on the difference in value between the dollar and the Euro. These tariffs and reimbursements were designed to offset the lack of competitiveness of Argentine exports due to the relatively high value of the U.S. dollar at that time.

•	Changes to the Convertibility regime. The Government announced changes to the Convertibility regime pursuant to which if and when the Euro and the U.S. dollar reached value parity, the peso would be pegged to a 50/50 basket of these two currencies and not just to the U.S. dollar.

•	Targeted tax relief. In an effort to improve economic activity while maintaining fiscal revenues at existing levels, the Government began to provide targeted tax relief to key sectors of the economy.

•	Austerity measures. To reduce its fiscal deficit, the Government introduced a new tax on financial transactions and adopted the Zero Deficit Law, which required the Government to adjust its expenditures to ensure overall annual fiscal balances.

•	Measures to increase the Government’s short-term liquidity. To address its short-term liquidity problems, the Government carried out a major voluntary exchange (known as the “Mega Exchange”) of existing Government bonds for new bonds with longer maturities. It also obtained from the IMF an additional U.S.$8.0 billion increase in Argentina’s existing credit facility.

•	Measures to improve confidence in the financial system. In 2001 the Government passed the Ley de Intangibilidad de los Depósitos, pursuant to which the Government was prevented from expropriating any deposits in banks.

     The Government’s goal was to stimulate key sectors of the economy and boost exports without further undermining the Government’s finances. Ultimately, however, most of the Government’s initiatives yielded little benefit:

•	The trade adjustment mechanism was ineffective in increasing exports and the announced changes to the Convertibility regime were widely perceived as a prelude to a devaluation of the peso, which further undermined investors’ confidence and once again sent yields on the Government’s securities soaring.

•	The new tax on financial transactions failed to offset the significant decrease in fiscal revenues caused by the continued decline in economic activity. The spending cuts, on the other hand, tended to aggravate the economic downturn by reducing aggregate demand. Moreover, these fiscal measures failed to address the structural factors that were undermining the Government’s finances, namely, the growing deficit of the public social security system, mounting public debt and the inflexible revenue-sharing arrangement with the provinces.

•	The Mega Exchange and the latest IMF aid package provided only temporary relief and failed to contain the surge in the Government’s borrowing costs. Accordingly, the Government’s interest expenses continued to spiral out of control.

     Additionally, as a result of Government cuts in revenue transfers to the provinces as part of the Zero-Deficit Law, many provinces issued provincial bonds that came to be known as “quasi-currencies” in order to cover their expenses.

     The Collapse of the Convertibility Regime

     In the second half of 2001, the growing perception that a devaluation of the peso was imminent triggered a massive run on bank deposits and a significant acceleration of capital flight from the Argentine economy. Total deposits in the Argentine banking system fell by 20.6% in the second half of 2001 and the Central Bank’s international reserves fell by 14.6%.

     In a last bid to safeguard the Convertibility regime and avert the collapse of the banking sector, the Government in December 2001 imposed strict per-person per-month limits on bank withdrawals (known as the corralito) – effectively limiting the ability of depositors to withdraw approximately U.S.$60 billion in peso and dollar demand deposits from the financial system. It also imposed strict limits on certain foreign exchange transactions in Argentina. Shortly thereafter, the Government announced that it would defer interest and principal payments on a substantial portion of the Government’s debt.

     The restrictions on bank withdrawals triggered massive social unrest that brought down the De la Rúa administration and triggered a political crisis that culminated with the accession of Mr. Eduardo Duhalde to the presidency. In January 2002, Congress passed the Public Emergency and Reform Law of 2002, which abolished the parity between the peso and the U.S. dollar and brought to an end the Convertibility regime. Congress granted the Government authority to establish the exchange rate.

     The Policies of the Duhalde Administration

     Under the Duhalde administration, the Government implemented several measures to restore economic and financial stability, including the following:

•	it allowed the value of the peso to float against other currencies, eliminating the dual exchange rate system adopted immediately following the end of the Convertibility regime;

•	it ordered the conversion into pesos of certain foreign-currency denominated, Argentine law-governed debts to financial institutions and utility contracts at a rate of Ps.1.00 per U.S.$1.00, and of all foreign-currency denominated deposits at a rate of Ps.1.40 per U.S.$1.00; the resulting peso-denominated obligations were subject to adjustments for inflation;

•	it imposed further restrictions on bank withdrawals known as the corralón, which effectively froze and rescheduled all term deposits;

•	it entered into a new temporary revenue-sharing agreement with the provinces that eliminated the minimum revenue transfers required under previous agreements, thus reverting to a percentage-based revenue sharing system;

•	it introduced a series of export taxes on various products in an effort to improve the Government’s tax revenues; and

•	it introduced a series of measures to increase the Central Bank’s ability to manage the level of liquidity of the economy and stimulate economic growth through monetary policies. These measures include the following:

–	it amended the Central Bank’s charter to loosen the restrictions on its ability to provide credit to the Government and the private sector, and

–	it introduced a new type of financial instrument known as a LEBAC to absorb excess liquidity in the monetary base.

     In 2002 the Central Bank introduced a number of restrictions on foreign exchange transactions, including:

•	limits on the amount of U.S. dollars that could be held per month in bank accounts,

•	limits on transfers of foreign currency outside of Argentina, and

•	restrictions on foreign trade transactions.

     In addition, the Government amended the bankruptcy law to provide companies the option of restructuring their obligations through an acuerdo preventivo extrajudicial, a pre-packaged out-of-court restructuring arrangement that requires certain majority creditor approvals and must be formally approved by the courts. This option provides greater flexibility to insolvent private companies. The Government also passed a law preventing certain broadcasting and media companies from being purchased by non-Argentines.

     The First Six Months of 2002

     The economic crisis peaked during the first half of 2002. The end of the Convertibility regime, pesification of certain contracts, and the restrictions on bank withdrawals and foreign exchange transactions had a devastating effect on the Argentine economy and brought tremendous hardship on the Argentine people:

•	During the first six months of 2002, GDP contracted by 6.7% and as of May 31, 2002, the unemployment rate had increased to 21.5%, and more than 53% of the population was living below the poverty line.

•	As of June 26, 2002, the peso had devalued by approximately 74.2% to U.S.$0.258 per one peso. This sharp devaluation caused a significant rise in the price of imports, which in turn triggered a significant increase in inflation, but also resulted in an increase in demand for domestic goods. By the end of June 2002, the inflation rate for six months had reached 30.5% as measured by the CPI and 96.6% as measured by the WPI.

•	During the first six months of 2002, the Central Bank’s international reserves dropped by 50% to U.S.$9.6 billion, as the Central Bank struggled to support the financial system and manage the decline in the value of the peso.

•	Limitations on withdrawals from bank accounts constrained domestic consumption, and depositors in many cases began to file lawsuits against the Government challenging these restrictions.

•	Because of the asymmetric conversion of loans and deposits, but also due to the increase in banks’ bad loan portfolios and the decline in value of bank holdings of Government debt, much of the financial sector was left virtually insolvent. This significantly limited the availability of credit.

•	As a result of the suspension of debt payments, the Government and much of Argentina’s private sector had no access to the international capital markets, which increased the negative effects of the lack of domestic credit and drove many private borrowers, unable to pay dollar-denominated debt obligations, to default on those obligations.

•	Due to the Government’s inability to meet the performance measures and targets it had agreed upon, during the first six months of 2002 the IMF withheld U.S.$740 million of disbursements scheduled under its existing program

(although it did agree to extend the due date on several payments due from the Government).

     The Beginning of the Economic Recovery

     Argentina’s economic situation began to stabilize during the second half of 2002, principally as a result of the following factors:

•	Adjustments in Argentina’s foreign trade. While the devaluation of the peso had significant adverse consequences, it did permit a needed adjustment in Argentina’s current account, which in turn fostered a reactivation of domestic production. The sharp decline in the peso’s value against foreign currencies together with a decline in production costs in U.S. dollar terms made Argentine products relatively inexpensive in the country’s export markets. At the same time, the costs of imported goods increased significantly due to the devaluation of the peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products and substantially boosting domestic demand for domestic products.

•	Expansionary monetary policy. Through various policy instruments, such as temporary advances from the Central Bank to the Government, collateralized loans in the form of rediscounts provided to banks by the Central Bank and guaranteed by the Government and other monetary policy tools, the Government was able to exercise more control over the financial system and the money supply. In addition, through the sale of a new short-term financial instrument known as LEBAC, the Central Bank was able to absorb excess liquidity in the monetary base.

     By the middle of 2002, the adjustment in the current account had created the conditions for a stabilization of the peso. As the domestic currency stabilized, inflationary pressures declined. This, combined with the expansion of the monetary base, permitted a gradual stabilization of interest rates, which had sharply increased following the end of the Convertibility regime.

     During the second half of 2002, GDP increased 16%, as compared to the second half of 2001, and Argentina registered a U.S.$17.2 billion surplus in its current account. As of December 31, 2002:

•	the peso had appreciated to Ps.3.36 per dollar, compared to a low of Ps. 3.87 on June 26, 2002;

•	inflation, as measured by the CPI, was 8.0% for the six month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. For the year 2002, inflation, as measured by the CPI and WPI, was 41.0% and 118%, respectively, which, although significant, was relatively low in comparison to the more than 300% devaluation in the value of the peso during that year; and

•	the Central Bank’s international reserves had increased to U.S.$10.5 billion, from U.S.$9.6 billion on June 30, 2002.

     The improved economic conditions, in particular the reduction in capital flight from the Argentine economy, allowed the Government to begin lifting restrictions on bank withdrawals in November 2002.

     Despite the improvement in economic conditions during the second half of 2002, overall GDP declined 10.9% for the year.

     The Economic Policies of the Kirchner Administration

     Néstor Kirchner became president of Argentina on May 25, 2003. The overall goal of the administration is to achieve sustainable growth through structural reforms, while maintaining a focus on ameliorating poverty and social inequities, which were exacerbated as a result of the 2001-2003 recession. To achieve this, the Kirchner administration has presented a medium-term policy program for the period through 2006. The main goals of the administration’s program are as follows:

•	to increase growth and solidify price stability through macroeconomic policy;

•	to increase spending on social programs and investments in public infrastructure;

•	to restructure Argentina’s public debt and to achieve fiscal discipline at the federal and provincial levels with the goal of achieving sustainable debt service obligations;

•	to implement tax reform measures designed to deter widespread tax evasion;

•	to reform the social security system;

•	to reach a sustainable revenue-sharing agreement with the provinces;

•	to increase lending by strengthening the stability of the financial system, phasing out of certain bank regulations implemented during the economic crisis and conducting audits and strategic reviews of the leading public banks to ensure their efficiency;

•	to increase the Central Bank’s independence, while increasing its accountability in the supervision of the financial sector;

•	to implement an inflation-targeting monetary system; and

•	to attract private sector investment by creating a predictable and efficient legal framework to restructure corporate debts.

     2003

     The economic recovery that began in the second half of 2002 continued during 2003, with GDP increasing by 8.7% during that year.

     In 2003, the increased production and investment resulting from export growth and import substitution led to lower unemployment and an increase in wages. This, in turn, led to an increase in the level of domestic consumption, strengthening the economic recovery. The economic recovery also fostered renewed confidence in the Argentine economy as evidenced by the rise in the value of the peso, which appreciated 4.0% during the year, and a 24% rise in total bank deposits. Nevertheless, the absolute level of bank deposits remained low, at 24.7% of GDP.

     The renewed confidence in the peso and the banking sector allowed the Government to lift restrictions on withdrawals of bank deposits and certain exchange rate controls and to redeem the quasi-currencies that had been issued by provinces during the economic crisis to finance their operations.

Gross Domestic Product

     Gross domestic product, or GDP, is a measure of the total value of final products and services produced in a country. Nominal GDP measures the total value of final production in current prices. Real GDP measures the total value of final production in constant prices of a particular year, thus allowing historical GDP comparisons that exclude the effects of inflation. Argentina’s real GDP figures are measured in pesos and are based on constant 1993 prices.

     The following table sets forth the evolution of GDP, per capita GDP and per capita income for the periods indicated, at current prices:

Evolution of GDP, Per Capita GDP and Per Capita Income
(at current prices)

	1999		2000(1)		2001(1)		2002(1)			2003(1)
GDP (in millions of pesos)	Ps.	283,523	Ps.	284,204	Ps.	268,697	Ps.	312,580		Ps.	376,232
GDP (in millions of U.S. dollars)		$283,523		$284,204		$268,697		$105,861			$128,184
Per Capita GDP (in U.S. dollars)		$7,751		$7,675		$7,168		$2,915	(3)		$3,508	(3)
Per Capita Income (2) (in U.S. dollars)		$7,558		$7,482		$6,969		$2,727	(3)		n/a
Peso / U.S. dollar exchange rate	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	3.07		Ps.	2.95

(1)	Preliminary figures.

(2)	Per capita national disposable income, which is equal to gross GDP less net foreign remittances and plus net transfers, divided by the country’s population.

(3)	Estimated.

Source: Ministry of Economy.

     The following tables set forth information on Argentina’s GDP, by expenditure, for the periods indicated, at constant 1993 prices.

Composition of GDP by Expenditure
(in millions of pesos, at constant 1993 prices)

	1999		2000(1)		2001(1)		2002(1)		2003(1)
Consumption:
Public sector consumption	Ps.	36,173	Ps.	36,382	Ps.	35,629	Ps.	33,820	Ps.	34,314
Private consumption(2)		193,151		193,482		184,148		156,572		169,914

Total consumption		229,324		229,865		219,777		190,392		204,228
Gross investment:
Public sector		4,664		3,133		2,939		1,883		n/a
Private sector		48,452		46,369		38,811		24,700		n/a

Total gross investment		53,116		49,502		41,750		26,533		36,652
Exports of goods and services		30,449		31,272		32,129		33,123		35,256
Imports of goods and services		34,521		34,466		29,659		14,812		20,385

Net exports/(imports)		(4,072)		(3,194)		2,470		18,311		14,871

Real GDP	Ps.	278,369	Ps.	276,173	Ps.	263,997	Ps.	235,236	Ps.	255,751

(1)	Preliminary figures.

(2)	Includes statistical discrepancy.

Source: Ministry of Economy.

Composition of GDP by Expenditure
(as % of total GDP, at constant 1993 prices)

	1999	2000(1)	2001(1)	2002(1)	2003(1)
Consumption:
Public sector consumption	13.0%	13.2%	13.5%	14.4%	13.4%
Private consumption(2)	69.4	70.1	69.8	66.6	66.4

Total consumption	82.4	83.2	83.2	80.9	79.9
Gross investment:
Public sector	1.7	1.1	1.1	0.8	n/a
Private sector	17.4	16.8	14.7	10.5	n/a

Total gross investment	19.1	17.9	15.8	11.3	14.3
Exports of goods and services	10.9	11.3	12.2	14.1	13.8
Imports of goods and services	12.4	12.5	11.2	6.3	8.0

Net (imports) exports	(1.5)	(1.2)	0.9	7.8	5.8

GDP	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary figures.

(2)	Includes statistical discrepancy.

Source: Ministry of Economy.

Evolution of GDP by Expenditure
(% change from previous year, at constant 1993 prices)

	1999	2000(1)	2001(1)	2002(1)	2003(1)
Consumption:
Public sector consumption	2.6%	0.6%	(2.1)%	(5.1)%	1.5%
Private consumption(2)	(3.5)	0.2	(4.8)	(15.0)	8.5
Total consumption	(2.6)	0.2	(4.4)	(13.4)	7.3
Gross investment:
Public sector	(0.5)	(32.8)	(6.2)	(37.6)	n/a
Private sector	(13.6)	(4.3)	(16.3)	(36.4)	n/a
Total gross investment	(12.6)	(6.8)	(15.7)	(36.4)	38.1
Exports of goods and services	(1.3)	2.7	2.7	3.1	6.4
Imports of goods and services	(11.3)	(0.2)	(13.9)	(50.1)	37.6
Net exports (imports)	(49.5)	(21.5)	(177.3)	641.5	(18.8)
Real GDP	(3.4)%	(0.8)%	(4.4)%	(10.9)%	8.7%

(1)	Preliminary figures.

(2)	Includes statistical discrepancy.

Source: Ministry of Economy.

     Overview of GDP: 1999-2003

     Argentina’s most recent recession began in the fourth quarter of 1998. During 1999, Argentina’s GDP declined 3.4%, due in part to a continued decline in net capital inflows that began in 1998, which accelerated as a result of the Brazilian financial crisis of early 1999. During 1999 there was a 12.6% contraction in gross investment, both private and public. The downturn in economic activity also weakened domestic demand, causing a 3.5% decline in private consumption. This reduction in private consumption was partly offset by a 2.6% increase in Government consumption intended to provide a fiscal stimulus to the economy.

     Argentina’s economic contraction became temporarily less pronounced in 2000, with GDP contracting by only 0.8%, due primarily to the recovery of the Brazilian economy. Greater Brazilian demand contributed to a 2.7% rise in Argentina’s exports. Private consumption and gross investment, however, continued to decline in 2000, albeit at a slower pace than in 1999, reflecting the ongoing weakness of domestic demand and investor confidence. Government consumption increased less than one percent during this year due to the Government’s efforts to reduce expenditures following passage of the Fiscal Convertibility Law of 1999. See “Public Sector Finances—National Public Accounts—Fiscal Policy:1999-2003.”

     GDP declined 4.4% in 2001, when gross investment again declined, by 15.7%. The decline in private consumption also accelerated, as more than two years of recession significantly undermined private income and consumer confidence. The situation was aggravated by a 2.1% decline in Government consumption as the Government struggled to reduce public spending, particularly after passage of the Zero Deficit Law in July 2001.

     During 2002, Argentina experienced a 10.9% reduction in GDP as the economic crisis deepened significantly at the end of 2001, bringing about the end of the Convertibility regime. The Government then imposed strict limits on bank withdrawals and capital transfers. As a result of these restrictions, economic activity declined dramatically, with gross investment and private consumption decreasing by 36.4% and 15.0%, respectively, in 2002. During this year, public sector consumption also declined, by 5.1%. In 2002, Argentina’s net exports increased 641.5% and exports accounted for 14.1% of GDP, as the significant devaluation of the peso following the end of the Convertibility regime resulted in a 3.1% increase in exports and a 50.1% reduction in imports. Argentine consumers also shifted their consumption of foreign goods towards domestic goods, as imports became more expensive. Although the rise in net exports of goods and services tended to increase GDP, it was insufficient to offset the reductions in aggregate consumption and investment during the first half of the year. Beginning in the second half of the year, however, the rise in exports and increase in consumption of domestic goods reactivated domestic production.

     In 2003, GDP increased 8.7%, due primarily to a 7.3% increase in domestic consumption and a 38.1% increase in gross investment during this year. The increase in investment resulted in part from the export growth and import substitution process that began during 2002. This increase in production in turn led to higher levels of employment and incomes. See “Economy—Employment and Labor.” In addition, domestic consumption increased in 2003, strengthening the recovery and further encouraging domestic investment. During 2003, net exports decreased by 18.8% as compared to 2002, but still accounted for 13.8% of GDP. This decline in net exports was attributable primarily to the 37.6% increase in imports in 2003.

     First Quarter of 2004

     Preliminary figures indicate that GDP increased 11.2% in the first quarter of 2004 as compared to the same period of 2003. This growth was led by the growth of the construction sector, which increased 41.3%, reflecting the continued economic recovery. Manufacturing grew by 15.6%, agriculture, livestock, fisheries and forestry grew by 6.7% and services grew by 6.7%.

     Domestic Savings and Investment

     The table below sets forth information for Argentina’s domestic savings and investment for the periods indicated:

Domestic Savings and Investment
(in millions of pesos, at current prices)

	1999		2000(1)		2001(1)		2002(1)		2003(1)
Domestic savings	Ps.	38,679	Ps.	40,870	Ps.	38,033	Ps.	62,763		n/a
External savings(2)		11,967		8,845		3,920		(28,452)		n/a

Total savings	Ps.	50,646	Ps.	49,714	Ps.	41,952	Ps.	34,311		n/a

Domestic Investment(3)	Ps.	51,074	Ps.	46,020	Ps.	38,099	Ps.	37,387	Ps.	56,903

(1)	Preliminary figures.

(2)	A measure of the amount of funds contributed from abroad (i.e., from non-Argentine residents) for domestic investment.

(3)	Includes gross formation of fixed capital plus change in inventories. Does not include statistical discrepancy.

Source: Ministry of Economy.

     During the early 1990s, growth in external savings, resulting from a significant increase in foreign investment in Argentina, contributed to a rise in domestic investment. Beginning in 1999, declines in external savings drove a decline in total domestic investment of 36.1% from December 31, 1998 through December 31, 2001. Domestic savings also exhibited a decline during this period, of 21.0%, contributing to the overall decline in domestic investment. In 2002, domestic savings increased 65.0%. This increase, however, was offset by a shift in external savings from Ps.3.9 billion in 2001 to negative Ps.28.5 billion in 2002. As a result, domestic investment declined 1.9% in 2002.

Principal Sectors of the Economy

     The principal economic activities in Argentina are services (accounting for 62.9% of GDP in 2003) and secondary production (accounting for 23.8% of GDP in 2003).

     The following tables set forth the composition of Argentina’s GDP by economic sector for the periods indicated:

Real GDP by Sector
(in millions of pesos, at constant 1993 prices)

	1999		2000(1)		2001(1)		2002(1)		2003(1)
Primary production:
Agriculture, livestock, fisheries and forestry	Ps.	15,258	Ps.	14,991	Ps.	15,148	Ps.	14,803	Ps.	15,802
Mining and extractives (including petroleum and gas)		4,572		4,880		5,107		4,916		5,099

Total primary production		19,830		19,871		20,255		19,719		20,901
Secondary production:
Manufacturing		45,599		43,855		40,627		36,176		41,882
Construction		15,752		14,284		12,627		8,410		11,297
Electricity, gas and water		6,873		7,325		7,407		7,182		7,681

Total secondary production		68,224		65,494		60,661		51,768		60,861
Services:
Transportation, storage and communications		23,121		23,522		22,446		20,664		22,369
Commerce, hotels and restaurants		44,700		43,623		40,222		33,477		37,208
Financial services, insurance and real estate		57,159		57,893		55,328		49,993		49,445
Community, social and personal services		51,284		52,160		52,087		50,364		51,767

Total services		176,264		177,198		170,083		154,498		160,788
Plus import duties less adjustment for banking service(2)		14,051		13,640		12,998		9,251		13,201

Total GDP	Ps.	278,369	Ps.	276,173	Ps.	263,997	Ps.	235,236	Ps.	255,751

(1)	Preliminary figures.

(2)	The production figures in this table do not include duties assessed on imports needed for production, which must be taken into account for purposes of determining GDP, but include the cost of any related banking services, which are again counted in “Financial services, insurance and real estate.” This line item adds back import duties and subtracts banking services for purposes of determining GDP.

Source: Ministry of Economy.

Real GDP by Sector
(as a % of GDP, at constant 1993 prices)

	1999	2000(1)	2001(1)	2002(1)	2003(1)
Primary production:
Agriculture, livestock, fisheries and forestry	5.5%	5.4%	5.7%	6.3%	6.2%
Mining and extractives (including petroleum and gas)	1.6	1.8	1.9	2.1	2.0

Total primary production	7.1	7.2	7.7	8.4	8.2
Secondary production:
Manufacturing	16.4	15.9	15.4	15.4	16.4
Construction	5.7	5.2	4.8	3.6	4.4
Electricity, gas and water	2.5	2.7	2.8	3.1	3.0

Total secondary production	24.5	23.7	23.0	22.0	23.8
Services:
Transportation, storage and communication	8.3	8.5	8.5	8.8	8.7
Commerce, hotels and restaurants	16.1	15.8	15.2	14.2	14.5
Financial services, insurance and real estate	20.5	21.0	21.0	21.3	19.3
Community, social and personal services	18.4	18.9	19.7	21.4	20.2

Total services	63.3	64.2	64.4	65.7	62.9
Plus import duties less adjustment for banking service	5.0	4.9	4.9	3.9	5.2

Total GDP	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary figures.

(2)	The production figures in this table do not include duties assessed on imports needed for production, which must be taken into account for purposes of determining GDP, but include the cost of any related banking services, which are again counted in “Financial services, insurance and real estate.” This line item adds back import duties and subtracts banking services for purposes of determining GDP.

Source: Ministry of Economy.

     Argentina’s secondary production suffered the most during the recession, registering a 24.1% reduction in total production from 1999 through 2002 and recovering 17.6% in 2003. This decrease in secondary production during the recession resulted from significant contractions of the construction and manufacturing sectors, which were slightly offset by the growth of electricity, gas and water sectors. The services sector was also significantly affected by the downturn in economic activity, with total production decreasing 12.3% from 1999 through 2002 and recovering 4.1% in 2003. Commerce, hotel and restaurant activity was particularly affected by the recession, registering the second largest decline in production among all sectors of the Argentine economy. Primary production was the sector least affected by the recession, registering a small decrease of 0.6% from 1999 through 2002.

     The following table sets forth Argentina’s real GDP growth by sector for the periods indicated:

Real GDP Growth by Sector
(% change from previous year, at constant 1993 prices)

	1999	2000(1)	2001(1)	2002(1)	2003(1)
Primary production:
Agriculture, livestock, fisheries and forestry	2.5%	(1.7)%	1.0%	(2.3)%	6.7%
Mining and extractives (including petroleum and gas)	(3.3)	6.7	4.7	(3.7)	3.7

Total primary production	1.1	0.2	1.9	(2.6)	6.0
Secondary production:
Manufacturing	(7.9)	(3.8)	(7.4)	(11.0)	15.8
Construction	(7.9)	(9.3)	(11.6)	(33.4)	34.3
Electricity, gas and water	3.6	6.6	1.1	(3.0)	7.0

Total secondary production	(6.9)	(4.0)	(7.3)	(14.7)	17.6
Services:
Transportation, storage and communication	(1.3)	1.7	(4.6)	(7.9)	8.3
Commerce, hotels and restaurants	(6.9)	(2.4)	(7.8)	(16.8)	11.1
Financial services, insurance and real estate	(0.5)	1.3	(4.4)	(9.6)	(1.1)
Community, social and personal services	1.9	1.7	(0.1)	(3.3)	2.8

Total services	(1.6)	(0.5)	(4.0)	(9.2)	4.1
Plus import duties less adjustment for banking service(2)	(12.6)	(2.9)	(4.7)	(28.8)	42.7

Total GDP	(3.4)%	(0.8)%	(4.4)%	(10.9)%	8.7%

(1)	Preliminary figures.

(2)	The production figures in this table do not include duties assessed on imports needed for production, which must be taken into account for purposes of determining GDP, but include the cost of any related banking services, which are again counted in “Financial services, insurance and real estate.” This line item adds back import duties and subtracts banking services for purposes of determining GDP.

Source: Ministry of Economy.

Primary Production

     Agriculture, Livestock, Fisheries and Forestry

     Argentina’s agriculture, livestock, fisheries and forestry sector represented 8.2% of GDP in 2003. Argentina is self-sufficient in virtually all agricultural and livestock products and during the 1990s became a major exporter of primary products, including cereals, grains, meat and fish. From 1999 through 2002, crop and livestock production together accounted for the bulk of this sector’s total production, with crop production and livestock production each representing 63.7% and 30.0%, respectively, of this sector’s annual output in 2002. Crop production consists primarily of soy, corn and wheat. Soy production in recent years has represented an increasing percentage of exports, largely because the prices of commodities (and particularly of soy) have increased in recent years.

     The following tables set forth Argentina’s agriculture, livestock, forestry and fishing production and growth for the periods indicated:

Agriculture, Livestock, Forestry and Fishing Production

(in millions of pesos, at constant 1993 prices)

	1999			2000(1)			2001(1)			2002(1)			2003(1)
Agriculture, livestock and game:
Crops	Ps	.	8,641	Ps	.	8,638	Ps	.	8,894	Ps	.	8,960			n/a
Livestock			5,024			4,813			4,584			4,211			n/a
Agricultural and livestock services, excluding vesting services			838			788			811			880			n/a
Game, game appropriation and connected services			10			10			10			8			n/a

Total agriculture, livestock, and game			14,512			14,248			14,299			14,059			n/a

Forestry, wood extraction and connected services			312			319			313			313			n/a
Fishing			434			424			536			433			n/a

Total sector production	Ps	.	15,258	Ps	.	14,991	Ps	.	15,148	Ps	.	14,804	Ps	.	15,802

(1)	Preliminary.

Source: Ministry of Economy.

Agriculture, Livestock, Forestry and Fishing Production
(% change from prior year, at constant 1993 prices)

	1999	2000(1)	2001(1)	2002(1)	2003(1)
Agriculture, livestock and game:
Crops	(0.7)%	0.0%	3.0%	0.7%	n/a
Livestock	12.2%	(4.2)	(4.7)	(8.1)	n/a
Agricultural and livestock services, excluding vesting services	(7.7)%	(5.9)	2.9	8.5	n/a
Game, game appropriation and connected services	1.6%	(2.6)	(0.1)	(16.3)	n/a

Total agriculture, livestock, and game	2.9%	(1.8)	0.4	(1.7)	n/a

Forestry, wood extraction and connected services	(9.0)%	2.1	(1.6)	(0.2)	n/a
Fishing	(2.7)%	(2.4)	26.5	(19.3)	n/a

Total sector production	2.5%	(1.8)%	1.1%	(2.3)%	6.7%

(1)	Preliminary.

Source: Ministry of Economy.

     Argentina’s agriculture, livestock, fisheries and forestry sector registered moderate growth of 2.5% in 1999, due to a surge in livestock exports after the United States lifted in 1997 its 68-year ban on imports of Argentine beef. From 2000 through 2002, however, livestock production declined, primarily due to the detection of foot-and-mouth disease in Argentine cattle, which prompted the United States, the Europe Union and other countries to ban imports of Argentine beef in 2001.

     Despite the recession and a decline in international prices for agricultural goods, crop production generally experienced little change in the period from 1999 through 2002. In 2001, the agriculture, livestock, fisheries and forestry sector grew by 1.0%, despite the continued decline in livestock production. In the period from 1999 through 2002, production in other areas within the agriculture, livestock, fisheries and forestry sector had little bearing on total production, except for a significant increase in fishing in 2001. The sector grew 6.7% in 2003, reflecting increased domestic demand due primarily to the economic recovery.

     Argentina’s agricultural sector has benefited from the significant increase in international soy and wheat prices in recent years, which in the first half of 2004 reached record levels, although they have since declined.

     The following table sets forth average international soy and wheat prices for the periods indicated:

Average International Soy and Wheat Prices
(in U.S. dollars)

		Soy(1)	Wheat(1)
		(price per ton)	(price per ton)
1999		186.00	114.00
2000		193.55	118.55
2001		182.14	129.85
2002		201.41	153.12
2003		246.60	151.15
2004
	January	314.57	171.27
	February	330.23	165.73
	March	372.64	171.82
	April	374.05	169.71
	May	362.00	167.00
	June	342.00	158.00
	First six months of 2004	349.25	167.26

(1)	FOB prices in the Gulf of Mexico.
Source: Ministry of Economy

     Mining and Extractives (Including Petroleum and Gas Production)

     The mining and extractives sector consists primarily of precious and semi-precious metals, coal, petroleum and gas exploration and production. Historically, mining activity in Argentina has represented a very small part of the economy, accounting for 2.0% of GDP in 2003. The sector contracted 3.3% in 1999, but recovered in 2000 and 2001, due to an increase in the international prices of oil and gas. In 2002, however, total output for this sector again declined, by 3.7%, due to a reduction in foreign investment and an increase in the costs of imported capital equipment due to the devaluation of the peso. This sector recovered by 3.7% in 2003.

     The oil and gas sector underwent significant liberalization during the 1990s that attracted foreign investment and fueled its growth. In the late 1990s, however, oil production suffered due to the reduction in the international prices of oil. The recent economic crisis significantly reduced foreign investment in the oil and gas sector, and has undermined its recovery, despite the resurgence of oil prices. While previously a net exporter of oil and gas, Argentina has, since the first quarter of 2004, been experiencing energy shortages and power outages. As a result, Argentina has in recent months increased its energy imports from neighboring countries. For additional discussion of the oil and gas sector as it relates to current energy shortages in Argentina, see “The Argentine Economy—Electricity, Gas and Water.”

     The following table shows the proven reserves of petroleum and natural gas in Argentina as of the dates indicated.

Proven Reserves

	1999	2000	2001	2002	2003
Petroleum(1)	488,280	472,781	457,674	448,426	425,213
Natural gas(2)	748,133	777,609	763,526	663,523	612,496

(1)	In thousands of cubic meters.

(2)	In millions of cubic meters.

Source: Ministry of Economy.

Secondary Production

     Manufacturing

     Argentina has a diversified manufacturing sector that in 2003 accounted for 16.4% of GDP. The main areas of production in the Argentine manufacturing sector are food and beverages, chemical products and substances, coal and oil derivatives and nuclear fuel. This sector was significantly and adversely affected by the latest economic downturn, but has led economic recovery in 2003 due to increased domestic consumption.

     From 1999 through 2002 manufacturing output decreased at a compound annual rate of 7.5%, primarily as a result of rising interest rates, the decline in gross private investment and weak domestic demand. The decline in Brazilian demand for Argentine products due to the devaluation of the real in 1999 also contributed significantly to the decline in manufacturing production during this period. All areas of manufacturing were severely affected by the economic contraction, with many contracting in excess of 50% from 1999 through 2002.

     The most significant cumulative declines in manufacturing from 1999 through 2002 were registered in the furniture industry (with production decreasing by 58.2%), the textile industry (with production decreasing by 50.9%), the motor vehicle, trailers and semi-trailers industry (with production decreasing by 34.3%) and the metal products industry (excluding machinery and equipment) (with production decreasing by 37.0%). Manufacturing of tobacco products registered the smallest cumulative declines from 1999 through 2002, contracting by only 8.9%. While the food and beverages industry contracted by only 10.8% from 1999 through 2002, this reduction contributed significantly to the overall decline in the manufacturing sector due to the importance of this industry as a percentage of total GDP. The manufacturing sector registered growth of 15.8% in 2003, primarily as a result of increased domestic consumption.

     The following tables set forth manufacturing sector production and growth for the periods indicated:

Manufacturing Production by Sector
(in millions of pesos, at constant 1993 prices)

	1999		2000(1)		2001(1)		2002(1)		2003(1)
Food and beverages	Ps.	10,980	Ps.	10,579	Ps.	10,330	Ps.	9,797		n/a
Chemical products and substances		5,137		5,121		5,380		4,862		n/a
Coal, oil derivatives and nuclear combustibles(2)		4,510		4,221		4,195		3,674		n/a
Motor vehicles, trailers and semi-trailers		2,170		2,190		1,566		1,427		n/a
Rubber and plastic products		2,293		2,168		1,936		1,817		n/a
Machinery and equipment		1,910		1,833		1,621		1,649		n/a
Furniture, and industrial manufacturing		1,760		1,565		1,198		736		n/a
Metal products, excluding machinery and equipment		1,552		1,519		1,374		978		n/a
Publishing and media		2,007		1,962		1,696		1,469		n/a
Textiles		1,659		1,563		1,277		815		n/a
Tobacco		1,889		1,746		1,642		1,720		n/a
Common metals		1,533		1,662		1,520		1,493		n/a
Wood, wood products and cork products, excluding furniture: straw products and braidable materials		1,377		1,293		1,244		1,334		n/a
Others		6,822		6,434		5,649		4,405		n/a

Overall production	Ps.	45,599	Ps.	43,855	Ps.	40,627	Ps.	36,176	Ps.	41,882

(1)	Preliminary.

(2)	Includes oil refining and other secondary products.

Source: Ministry of Economy.

Manufacturing Production by Sector
(% change from previous year, at constant 1993 prices)

	1999	2000(1)	2001(1)	2002(1)	2003(1)
Food and drinks	1.5%	(3.7)%	(2.4)%	(5.2)%	n/a
Chemical products and substances	(2.0)	(0.3)	5.1	(9.6)	n/a
Coal, oil derivatives and nuclear combustibles(2)	(1.7)	(6.4)	(0.6)	(12.4)	n/a
Motor Vehicles, trailers and semi-trailers	(30.3)	0.9	(28.5)	(8.9)	n/a
Rubber and plastic products	(1.7)	(5.5)	(10.7)	(6.1)	n/a
Machinery and equipment	(21.6)	(4.0)	(11.6)	1.8	n/a
Furniture and industrial manufacturing	(20.0)	(11.1)	(23.4)	(38.6)	n/a
Metal products, excluding machinery and equipment	(19.0)	(2.1)	(9.6)	(28.8)	n/a
Publishing and media	(5.5)	(2.3)	(13.6)	(13.3)	n/a
Textiles	(17.8)	(5.8)	(18.3)	(36.2)	n/a
Tobacco	2.6	(7.6)	(5.9)	4.7	n/a
Common metals	(12.3)	8.5	(8.6)	(1.7)	n/a
Wood, wood products and cork products, excluding furniture: straw products and braidable materials	(13.0)	(6.1)	(3.8)	7.2	n/a
Others	(9.8)	(5.7)	(12.2)	(22.0)	n/a

Overall production	(7.9)%	(3.8)%	(7.4)%	(11.0)%	15.8%

(1)	Preliminary.

(2)	Includes oil refining and other secondary products.

Source: Ministry of Economy.

     Construction

     The construction sector currently represents a relatively small portion of the Argentine economy, accounting for 4.4% of GDP in 2003. In the early 1990s, the construction sector expanded significantly due to increased demand for housing following the stabilization of inflation and economic recovery which increased the availability of credit for new construction. This growth was further stimulated by increased access to mortgages due to the growth of the financial services sector throughout most of the 1990s.

     The construction sector, however, suffered the most significant setback as a result of the recession, with a cumulative decline in output of 46.6% from 1999 through 2002. This sector was particularly affected by high interest rates. This rise in the cost of borrowing and the economic downturn generally significantly reduced purchases of new homes and buildings, leading to 7.9% and 9.3% declines in construction in 1999 and 2000, respectively. Additionally, as part of its efforts to contain expenditures, in 2000 the Government suspended the majority of its infrastructure development projects, further weakening this sector. As a result, construction decreased a further 11.6% in 2001. The sector contracted even more significantly in 2002, by 33.4%, as the severe liquidity crisis of the financial sector effectively closed off credit for construction projects.

     The construction sector recovered and grew 34.3% in 2003 due to the economic recovery, the increase in public spending for infrastructure and the ability to use Government-issued Boden securities as payment for construction projects. For discussion of Boden see “Monetary System — Regulation of the Financial Sector — Measures adopted during the economic crisis.”

     Electricity, Gas and Water

     Electricity in Argentina is produced primarily from hydroelectric sources, but additional generation comes from gas, coal and nuclear plants. The electricity, gas and water sector represents a small fraction of the Argentine economy, accounting for 3.0% of GDP in 2003. It was the sector least affected by the recession, with total growth of 4.5% from 1999 through 2002. This growth was attributable in part to greater integration of the energy markets and infrastructure among the Mercosur countries, and foreign investment in oil, gas and electricity through privatizations. This allowed Argentina to become a net exporter of energy, supplying Brazil, Chile and Paraguay with electricity. The growth of this sector from 1999 through 2000, however, also resulted from Brazil’s energy crisis, which increased demand for Argentine energy.

     The energy, gas and water sector, however, was significantly affected by the devaluation of the peso in January 2002. In 2002, President Duhalde passed a decree preventing utilities from increasing rates in line with inflation and converting utility rates that had previously been denominated in dollars into pesos at a 1 to 1 exchange rate. Accordingly, while utilities’ costs increased due to inflation and their foreign-currency denominated debts became more onerous due to the depreciation of the peso, utility rates could not be increased to generate greater revenues. As result, the sector contracted 3.0% in 2002.

     The Kirchner administration maintained the freeze on utility rates implemented by the Duhalde administration until February 2004, when it established a system of graduated fees as an incentive to reduce consumption. The Government has indicated that it will require utility companies to increase their investment in development and production of energy. The Government has indicated that it intends to implement measures to gradually increase utility rates in line with inflation and economic growth by year-end 2006. In 2004 the Government passed a resolution requiring Ps.2.0 billion of any excess over the primary surplus target for the year to be spent on investment in the energy sector. The Government can offer no assurance, however, that a resolution of the economic difficulties faced by public utilities can be achieved in to the short- to medium-term.

     Argentina is currently facing an energy crisis, with energy shortages and power outages beginning in the first quarter of 2004. This crisis was caused primarily by under-investment in gas exploration and electricity generation projects, but also resulted from reduced generation by hydroelectric plants due to droughts. In response to the energy crisis, the Government ordered Argentine producers of natural gas to reduce exports of natural gas to Chile. The issue is now being discussed by the two countries and Argentina has recently eased certain of the restrictions on natural gas exports to Chile earlier put in place. The Government has also entered into agreements with Brazil, Bolivia and Venezuela to import energy, including diesel fuel and natural gas.

     Argentina’s energy crisis could have a strong negative impact on economic growth. Electricity shortages and outages at factories around the country resulted in reduced production in April 2004. The recovery of the energy sector will depend significantly on private utility companies’ ability to invest in production-generating activities and to raise rates in order to fund increased investment and production. The recovery will also be tied to the contribution in terms of production to the energy sector of the Government’s newly created state-owned energy company, Energía Argentina, or “ENARSA.” ENARSA was created with the goal of stimulating increased investment in oil and gas transportation, exploration and production, as the majority of private companies currently operating in the energy sector have defaulted on debt obligations in recent years and have few or no profits with which to make investments. No mandate has yet been given to ENARSA with respect to expected levels of exports or production.

     The following table sets forth information on Argentina’s electricity sector for the periods indicated:

Principal Economic Indicators of the Electricity Sector
(in GW/hr, unless otherwise indicated)

	1999	2000	2001	2002	2003
Production of electricity sector:
Combined Cycle	13,390	25,367	25,990	26,687	n/a
Hydroelectric(1)	21,598	28,762	36,949	35,797	n/a
Other(2)	38,181	26,930	20,048	14,153	n/a

Total generation	73,169	81,058	82,987	76,637	n/a
Consumption by economic sector:
Residential	20,141	20,814	21,523	20,643	n/a
Industrial	25,382	27,319	27,529	26,804	n/a
Government	2,027	2,161	2,188	1,951	n/a
Commercial	11,187	11,717	12,688	12,287	n/a
Others	5,526	5,597	5,842	5,590	n/a

Total consumption	64,264	67,607	69,770	67,276	n/a

(1)	Combined cycle.

(2)	Includes: diesel, wind, nuclear, gas, steam and solar energy.

Sources: Ministry of Economy.

Services

     The following tables set forth the composition and growth of the service sector for the periods indicated:

Composition of Service Sector
(in millions of pesos, at constant 1993 prices)

	1999		2000(1)		2001(1)		2002(1)		2003(1)
Transportation, storage and communication	Ps.	23,121	Ps.	23,522	Ps.	22,446	Ps.	20,664	Ps.	22,369
Commerce, hotels and restaurants		44,700		43,623		40,221		33,477		37,208
Financial services, insurance and real estate		57,159		57,893		55,328		49,993		49,445
Community, social and personal services		51,284		52,160		52,087		50,364		51,767

Total	Ps.	176,264	Ps.	177,198	Ps.	170,083	Ps.	154,498	Ps.	160,788

(1)	Preliminary.

Source: Ministry of Economy.

Growth of Service Sector
(% change from prior year, at constant 1993 prices)

	1999	2000(1)	2001(1)	2002(1)	2003(1)
Transportation, storage and communication	(1.3)%	1.7%	(4.6)%	(7.9)%	8.3%
Commerce, hotels and restaurants	(6.9)%	(2.4)	(7.8)	(16.8)	11.1
Financial services, insurance and real estate	(0.5)%	1.3	(4.4)	(9.6)	(1.1)
Community, social and personal services	1.9%	1.7	(0.1)	(3.3)	2.8

Total	(1.6)%	0.5%	(4.0)%	(9.2)%	4.1%

(1)	Preliminary.

Source: Ministry of Economy.

     The services sector represents the largest portion of the Argentine economy, accounting for 62.9% of annual GDP in 2003. After contracting slightly in 1999 and registering moderate growth in 2000, this sector contracted in both 2001 (by 4.0%) and 2002 (by 9.2%) due to the recession during these years. The contraction of the services sector in 2002 was also attributable to the devaluation of the peso, which primarily affected financial services, real estate and personal services. From 1999 through 2002, the subsectors within the services industry registered the following results:

•	The commerce, hotels and restaurants subsector registered the largest decline within the services sector from 1999 to 2002, decreasing by 6.9% in 1999, 2.4% in 2000, 7.8% in 2001 and 16.8% in 2002. The decline from 1999 through 2001 resulted from the ongoing recession and the devaluation of the Brazilian real in 1999, both of which led to a decline in tourism. Although tourism increased in 2002, the commerce, hotels and restaurants sector continued to decline due to the effect of the devaluation of the peso on the value paid for such services.

•	The financial services, insurance and real estate subsector remained stable in 1999. Financial services, insurance and real estate declined by 4.4% in 2001 as capital flight and the run on bank deposits resulted in a significant liquidity crisis. In 2002, the financial services, insurance and real estate sector contracted 9.6% due primarily to Government restrictions on bank withdrawals and capital transfers.

•	The transportation, storage and communications subsector remained relatively stable in 1999 and 2000 and contracted in 2001 and 2002, by 4.6% and 7.9%, respectively. The contraction of this sector in 2001 and 2002 is attributable primarily to the significant reduction in consumption of these services triggered by the recession.

•	The community, social and personal services subsector grew at a moderate rate from 1999 through 2000, as many displaced workers sought employment in this sector. In 2001, this subsector remained relatively stable, but it contracted 3.3% in 2002 due in part to the restrictions on bank withdrawals, which limited the availability of for-cash services.

     In 2003, all subsectors of the services industry registered growth, with the exception of financial services, insurance and real estate, which declined 1.1%. The growth in the services industry was led by an 11.1% increase in commerce, hotels and restaurants related to increased tourism in 2003.

     Telecommunications

     The table below reflects certain information regarding the telecommunications sector, which has remained relatively constant in terms of number of lines since 2001, after increasing 35.4% in 2000 due to a 95.5% increase in cell phone lines during that year. In 2003, the number of cell phone lines again increased significantly, by 19.4%, contributing to a total increase in number of lines of 9.1% in 2003. This increase in cell phone usage was due in large part to the increase in the availability of new cell phone plan options at lower costs in 2003.

Summary of Telecommunications Sector
(in thousands of lines)

	As of December 31,
	1999	2000	2001	2002	2003
Lines:
Fixed wire(1)	7,223.2	7,894.2	8,131.4	7,708.6	7,745.6
Cellular(2)	3,264.6	6,380.9	6,741.8	6,567.0	7,842.0
Public phones	168.5	156.6	160.5	138.7	139.7

Total lines	10,656.2	14,431.7	15,033.8	14,414.3	15,727.3

(1)	Lines in service.

(2)	Telephones in service.

Source: Ministry of Economy.

Employment and Labor

     Unemployment and Underemployment

     High unemployment plagued the Argentine economy in the 1990s. During the early 1990s, several factors contributed to Argentina’s persistently high unemployment. These included a shift from labor-intensive to capital-intensive production, the slower growth of labor-intensive sectors as compared to others, and efforts by employers to increase their productivity through overtime rather than by expanding their workforce.

     Beginning in 1998, these factors were significantly aggravated by the recession. From 1999 through 2002, the unemployment rate increased significantly, from 14.5% as of May 1999 to 21.5% as of May 2002. The increase in unemployment was particularly dramatic from May 2001 to May 2002, increasing from 16.4% to 21.5%, as the economic crisis reached its peak. Since May 2002, the unemployment rate has declined, from 21.5% to 15.6% in May 2003, reflecting the recovery of the Argentine economy during this period.

     The Argentine economy has also suffered from high underemployment. From 1999 through 2002 the underemployment rate generally tracked the trend in the unemployment rate, although the increase was less pronounced, rising from 13.7% as of May 31, 1999 to 18.6% as of May 31, 2002. However, while unemployment decreased from May 2002 through May 2003, underemployment continued to increase, albeit slightly, from 18.6% to 18.8%.

     In 2004, the Government changed its method for calculating employment levels from a bi-annual analysis in May and October to a quarterly analysis. According to the new methodology, restated figures show that by December 31, 2003, underemployment had declined to 16.6%. Thus, while the economic recovery during 2003 provided some work opportunities, it had a lesser impact in returning a large number of displaced workers to full-time employment. As of March 31, 2004, 14.4% of the Argentine labor force remained underemployed.

     High unemployment is also widespread throughout the country. As of May 31, 2003, 16.4% of the labor force in the Greater Buenos Aires area and 14.5% of the labor force in other major cities remained unemployed. Pursuant to the new quarterly methodology discussed above, unemployment was 14.5% at December 31, 2003 and declined only slightly, to 14.4%, as of March 31, 2004.

     In January 2002, the Duhalde administration implemented the Plan Jefes y Jefas de Hogar, or the Heads of Household Program, designed to replace the previously existing Plan Trabajar. Under the Heads of Household Program, which has been continued by the Kirchner administration, unemployed heads of household with one or more children under the age of 18 or disabled persons of any age receive Ps.150 per month in exchange for at least four hours of service in certain community service and other public works projects. Persons receiving benefits under the Heads of Household program are accounted for as employed persons in the Government’s employment statistics, including in the tables presented below.

     The following table set forth employment figures for the periods indicated:

Participation and Unemployment Rates
(in thousands of people unless otherwise indicated)

	As of May 31,
	1999	2000	2001	2002	2003
Greater Buenos Aires:
Labor force(1)	5,513	5,410	5,451	5,347	5,589
Employment(2)	4,653	4,545	4,514	4,170	4,668
Participation rate(3)	46.6%	45.3%	45.2%	44.0%	45.5%
Unemployment rate(4)	15.6%	16.0%	17.2%	22.0%	16.4%
Underemployment rate(5)	13.9%	15.0%	14.4%	19.3%	19.8%
Major interior cities: (6)
Labor force(1)	4,115	4,250	4,457	4,449	4,564
Employment(2)	3,584	3,634	3,771	3,525	3,902
Participation rate(3)	38.5%	39.0%	39.9%	39.3%	39.8%
Unemployment rate(4)	12.9%	14.5%	15.4%	20.9%	14.5%
Underemployment rate(5)	13.4%	13.6%	15.4%	17.7%	17.5%
Total Urban:
Labor force(1)	13,373	13,517	13,909	13,933	14,392
Participation rate(2)	42.8%	42.4%	42.8%	41.8%	42.8%
Unemployment rate(3)	14.5%	15.4%	16.4%	21.5%	15.6%
Underemployment rate(4)	13.7%	14.5%	14.9%	18.6%	18.8%

(1)	The labor force consists of the sum of the population that has worked a minimum of one hour with remuneration or fifteen hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.

(2)	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.

(3)	Labor force as a percentage of the total population.

(4)	Unemployed population as a percentage of the Labor force.

(5)	Underemployed population as a percentage of the Labor force. Workers are considered underemployed if they work fewer than 35 hours per week and wish to work more.

(6)	Figures for 1999 and 2000 are based on 27 major interior cities.

Source: Ministry of Economy.

     The Informal Economy

     Argentina has an informal sector of the economy composed primarily of unregistered employees in legitimate businesses and only in small part of unregistered businesses. Because of its nature, the informal economy is difficult to track through statistical information or other reliable data.

     The principal portion of Argentina’s informal economy is composed of unregistered employees not registered with Argentina’s social security system. The following table provides the estimated number of workers in Argentina’s formal and unregistered economies as of the years indicated.

Formal and Unregistered Economies
(in thousands of people)

As of May 31,	Formal	Unregistered
1999	5,250	3,087
2000	5,226	3,121
2001	5,074	3,155
2002	4,956	2,981
2003	5,146	3,186

Source:	Ministry of Economy.

     A second and much more modest segment of Argentina’s informal sector consists of economic activities that take place outside of the formal norms for economic transactions established by the state or developed through formal practices. These include small businesses that are the result of individual or family initiatives and generally involve the production and exchange of legal goods and services without the appropriate business permits, without reporting tax liability, without complying with labor regulations, and without legal guarantees for suppliers and end users. During the recent crisis, the Government estimates that informal sector employment increased and served as a cushion for cutbacks in the formal sector. As the economy has improved during 2003, the Government believes that this segment of the informal sector has decreased.

     Composition of Employment

     The services sector employs the majority of the Argentine labor force (approximately 62.9% as of December 31, 2003), followed by secondary production (which employed approximately 29.9% of the labor force as of December 31, 2003) and primary production (which employed approximately 6.5% of the labor force as of December 31, 2003). From 1999 through 2002, the construction sector lost the most number of jobs, followed by agriculture, livestock, fisheries and forestry, and then by manufacturing. From 1999 through 2002, the sectors that generated the most jobs were financial, insurance and real estate services and community, social and personal services. With the exception of the community, social and personal services sector, in which employment declined 0.5% in 2003, employment recovered in all sectors of the economy in that year, led by a 25.6% increase in construction sector employment, followed by mining and extractives (14.3%), agriculture, livestock, fisheries and forestry (6.1%) and manufacturing (5.9%). Financial services, insurance and real estate remained stable in 2003.

     The following table sets forth employment figures by sector for the periods indicated:

Employment
(% by sector)

	As of December 31,
	1999	2000	2001	2002	2003
Primary production:
Agriculture, livestock, fisheries and forestry	6.3%	6.1%	5.4%	5.6%	5.8%
Mining and extractives (including petroleum and gas)	0.5	0.5	0.6	0.6	0.7

Total primary production	6.8	6.6	6.0	6.2	6.5
Secondary production:
Manufacturing	17.9	16.6	17.6	17.3	17.8
Construction	6.2	5.5	4.4	2.9	3.6
Electricity, gas and water	1.1	1.1	1.2	1.3	1.2
Transportation, storage and communication	7.8	7.6	7.4	7.5	7.4

Total secondary production	33.0	30.9	30.6	29.0	29.9
Services:
Commerce, hotels and restaurants	14.5	13.7	16.4	16.0	16.0
Financial services, insurance and real estate	10.7	11.1	13.2	12.9	12.9
Community, social and personal services	31.6	31.1	32.8	55.2	34.0

Total services	56.8	56.0	62.4	64.0	62.9
Other	3.4	6.5	0.9	0.7	0.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source:	Ministry of Economy.

     Labor Regulation

     During the 1990s, the Government implemented several labor reform packages designed to increase the flexibility of Argentina’s labor market and the collective bargaining process. The Government sought to remove regulations that inhibited employers’ ability to adjust their workforce to economic conditions. Important initiatives in this regard included the removal of regulations that required long-term employment contracts and severance payments. The Government also adopted measures that permitted certain trial-basis employment contracts, shortened time frames for notice to be provided prior to termination of employment and a new method for the calculation of severance pay. The Government adopted several additional reforms in 2000, which, for example, extended trial-basis employment periods for newly hired workers.

     In addition to labor reforms designed to increase flexibility in the labor market, the Government has also sought to improve the collective bargaining process. For instance, the labor reforms implemented in 2000 eliminated the automatic renewal of collective labor agreements when employers and employees cannot agree on terms of a new collective agreement, and permitted decentralization of negotiations of collective agreements in order to allow for bargaining at the company level. These reforms are no longer in effect. The Kirchner administration has continued investment in a severance program pursuant to which workers laid off during the period immediately following the enactment of the Public Emergency Law through December 31, 2002 receive 180% of the value of their scheduled severance (reduced from 200% established by the Duhalde administration).

     The passing of the 2000 labor reforms had significant political consequences for the De la Rúa administration, as accusations that certain senators had accepted bribes in exchange for voting for the controversial labor reform package ultimately resulted in the resignation of then-Vice President Carlos Alvarez on October 6, 2000, although no formal charges or arrests with respect to the accusations have been filed to date.

     Labor unions still exercise significant influence in the collective bargaining process. Both local and national unions have staged various strikes in recent years to protest high unemployment and labor reforms. Strikes in 2000, 2001, 2002 and 2003 had brief but significant impacts on transportation and succeeded in bringing production to a temporary halt in various sectors of the economy, in most cases for periods of a few days at most. Several of these strikes were accompanied by violent demonstrations.

     In addition to formal labor unions, organized committees of picketers, called piqueteros, have participated in street demonstrations and strikes since the resignation of President De la Rúa, which was provoked in part by the street demonstrations that included piqueteros. Piqueteros continue to significantly influence labor reform and social policy. They have successfully blocked transportation arteries in and out of the City of Buenos Aires and elsewhere in the country since they became a presence in 2001. The piqueteros continue to employ similar strategies to make demands of the Government with respect to labor reform proposals and other social measures. At present, the piqueteros act in more isolated groups than the broader movement that arose to protest De la Rúa’s policies and they have in some instances used more violent and invasive methods, such as occupying a police precinct and sit-ins at McDonalds and other foreign-owned businesses. The Kirchner administration maintains ongoing discussions with representatives of the piqueteros.

     For a discussion of certain labor reforms of the Kirchner administration, see “—Poverty and Income Distribution” below.

     Wages and Labor Productivity

     The Ministry of Employment and Social Security sets a single minimum wage annually for all sectors of the economy based on macroeconomic indicators such as GDP growth and inflation. The minimum wage was last adjusted in January 2004 and is currently Ps. 332.4 per month. Average monthly wages of employees declined following the devaluation of the peso and during the economic recession, but began to recover in 2002 and in 2003.

     The following table provides the monthly minimum wage for the years indicated:

Monthly Minimum Nominal Wage
(in current pesos)

Year	Monthly Minimum Wage		% Change from Prior Year
1999	Ps.	270	1.2%
2000		272	0.9
2001		275	1.1
2002		221	(19.5)
2003		229	3.2
2004(1)		332	45.5

(1)	Minimum wage for 2004 as announced in January 2004.

Source: Ministry of Economy.

     The following table provides the average monthly wage of Argentine employees for the years indicated:

Average Monthly Wage

	Nominal(1)			Real(1)(2)
Year	In current pesos		% change from prior year	In constant 1999 pesos		% change from prior year
1999	Ps.	937	1.4%	Ps.	929	2.6%
2000		941	0.5		943	1.5
2001		932	(1.0)		944	0.1
2002		982	5.3		790	(16.3)
2003(3)		1,086	10.6		770	(2.5)

(1)	Calculated based on jobs reported to the Sistema Integrado de Jubilaciones y Pensiones (the Integrated System for Retirement and Pensions).

(2)	Real wages are calculated by adjusting nominal wages by changes in the CPI.

(3)	Preliminary.

Source: Ministry of Economy.

Poverty and Income Distribution

     The economic contraction from 1999 through 2002 significantly increased the level of poverty in Argentina. From May 1999 through October 2002, the number of people living below the poverty line in the greater Buenos Aires area increased from 27.1% of the population to 54.3%. The economic recovery starting in the third quarter of 2002 has slightly reduced the level of poverty. However, as of May 31, 2003, 51.7% of the population and 39.4% of households in the greater Buenos Aires area still lived below the poverty line. Assessments about national poverty levels are based primarily on figures for the greater Buenos Aires area. The measurement of poverty is based on a basket of goods and services (consisting primarily of food, clothing, transportation, health care, housing and education), which is considered the minimum necessary to sustain an individual. The basket is valued at market prices, and the resulting threshold is called the poverty line.

     The Government historically has undertaken various measures to address unemployment, which is a principal cause of poverty in Argentina. Although these measures provide additional employment opportunities, the new jobs offered are often part-time, at low pay and without health and other benefits.

     In addition, the Kirchner administration has increased spending on poverty reduction programs, including the following social welfare programs:

•	Plan Manos a la Obra (Hands to Work Program), which provides food to people in need and community development assistance;

•	Plan Mayores (Seniors’ Plan), which provides stipends for individuals over 70 years of age without a pension; and

•	Plan Jefes y Jefas del Hogar (Heads of Household Program) implemented by the Duhalde administration and described above under “—Employment and Unemployment”, which provides Ps.150 per month to certain unemployed heads of household.

     The following table sets forth the poverty levels in the greater Buenos Aires area:

Poverty in the Greater Buenos Aires Area(1)

	Total Greater
	Buenos Aires Area(2)
Period(3)	Households	Population
May 1999	19.1%	27.1%
October 1999	18.9	26.7
May 2000	21.1	29.7
October 2000	20.8	28.9
May 2001	23.5	32.7
October 2001	25.5	35.4
May 2002	37.7	49.7
October 2002	42.3	54.3
May 2003	39.4	51.7

(1)	The poverty line is based on the average cost of a basket of essential goods and services during a given period, which varies depending on the characteristics of each individual and each household. For instance, men between the ages of 30 and 59 that earned less than Ps.229.1 per month during May 2003 lived below the poverty line. For households, a family of four (two adults, one male age 35 and one female age 31, and two children ages 5 and 8) that earned in total less than Ps.708 per month during May 2003 lived below the poverty line.

(2)	The population of the greater Buenos Aires area represents approximately 34% of the total population.

(3)	Income corresponds to the immediately preceding month.

Source: Ministry of Economy.

     In Argentina, the top 10% of the population in terms of annual income account for more than one third of total national income, while the top 20% account for more than half of total national income. The table below sets forth figures on the distribution of income as of the dates indicated:

Evolution of Income Distribution
(% of total national income)

	As of May 31,
Income group	1999	2000	2001	2002	2003
Lowest 40%	13.3%	13.2%	12.8%	12.2%	12.7%
Next 20%	13.9	13.7	13.8	13.5	13.3
Next 20%	21.8	21.6	21.6	21.3	21.5
Highest 20%	51.1	51.5	51.8	52.9	52.6
Highest 10%	34.4	34.5	35.1	36.3	35.6

Source: Ministry of Economy.

Role of the State in the Economy

     Regulation of the Economy

     The Government has begun to reassess the ambitious program to liberalize and deregulate the Argentine economy that was implemented during the 1990s. As part of this program, the Government privatized the majority of state-owned enterprises, transferred to private sector management many public services, liberalized trade, removed Government controls, simplified regulations and reduced the size of the public sector. In response to the latest economic crisis, the Government re-introduced several state controls, most notably the restrictions on bank withdrawals and capital transfers. Although the economic recovery that began in the second half of 2002 allowed the Government to lift many of the restrictions, some remain. For a discussion of these restrictions see “Monetary System—Regulation of the Financial Sector.”

     While the Kirchner administration does not seek a return to the state-led capitalism that characterized the Argentine economy prior to the 1990s, it has identified areas where it intends to increase and improve state regulation, supervision and involvement. Recent initiatives in this regard include:

•	the reversal, through the revocation of the concession under which it previously operated, of the privatization of Argentina’s postal service (Correo Argentino);

•	the creation of a national airline (Lineas Aereas Federales S.A.);

•	the creation of a state-owned energy company – Energía Argentina S.A. or ENARSA – in response to the recent energy crisis. The new company will increase investment in oil and gas exploration and on expanding Argentina’s gas pipelines;

•	the reversal, through the revocation of the concession under which it previously operated, of the privatization of Thales Spectrum, the company that previously administered the airwaves in Argentina;

•	the announcement in June 2004 that the Gral-Belgrano railroad will be privatized; and

•	increased regulation of utility companies, including a continued Government-imposed freeze on utility rates.

     Privatizations

     Argentina’s privatization program during the 1990s was far-reaching. In total, more than 81 public sector enterprises were privatized, in whole or in part, from 1989 through 2002. The privatized companies included ENTEL (the national telecommunications company), Gas del Estado (the national natural gas company), SEGBA (the electricity company serving the Buenos Aires area), Yacimientos Petrolíferos Fiscales (YPF) (the national oil company) and Aerolíneas Argentinas (the national airline). The majority of these privatizations took place in the first half of the 1990s. The privatization program significantly impacted public sector employment during the early 1990s, which resulted in substantial public sector savings. In 2000, the national public sector employed 291,287 people, as compared with approximately one million people in 1991. As of December 31, 2002, the national public sector employed 265,954 people.

     In the second half of the 1990s the rate of privatizations slowed significantly as the Government had already privatized a substantial portion of its companies. Several privatizations occurred during the period from 1999 through 2001, however, including the Government’s sale of 49% of the common stock of Banco Hipotecario Nacional, the national mortgage bank, for U.S.$307.5 million.

     Proceeds from privatizations from 1990 through 1999 totaled approximately U.S.$23.8 billion, U.S.$19.4 billion of which was allocated to the Government and U.S.$4.4 billion of which was allocated to the provinces. The majority of the funds for investment in previously state-owned entities were provided by foreign lenders and investors.

     As of June 23, 2004, Government retained share ownership in the following companies:

Enterprises	% Government-owned
Railways:
Ferroexpreso Pampeano S.A.	16%
Nuevo Central Argentino S.A.	16
Ferrosur Roca S.A.	16
América Latina Logística Central S.A.	16
América Latina Logística Mesopotámico S.A.	16
Belgrano Cargas S.A.	1
Water and Electric:
Central Térmica Guemes	30
Centrales Térmicas Patagónicas S.A.	13
Central Dique S.A.	49
Hidroélectrica Piedra del Aguila	26
Transpa S.A.	6
Aerolíneas Argentinas S.A.	0.807
YPF	1000 Golden Shares(1)
Papel Prensa S.A.I.C.F. y de M.	27.46
Banco de la Nación Argentina	100
Banco de Inversión y Comercio Exterior S.A.	100
Banco Hipotecario	44
Edcadassa	55

(1)	The Government owns 1,000 of the Class A shares of YPF, which give it certain veto rights with respect to corporate actions such as mergers and changes of control.

Source: Ministry of Economy.

     Concessions

     In 1967, the Government enacted a law authorizing the granting of concessions to operate public projects. During the 1990s, some public services and state-owned entities were partially privatized through Government concessions. The sectors of the economy in which the largest number of concessions were granted included communications, highway and road construction, transportation, and oil and gas exploration and production.

     After the devaluation of the peso, in February 2002 the Duhalde administration passed a decree requiring the Ministry of the Economy to renegotiate public services concession contracts through the authority of the Commission for the Renegotiation of Contracts for Public Works and Services established pursuant to this decree. The role of the Commission is to renegotiate concession contracts in order to establish new tariff structures for the public services involved, improve the services involved, increase security and increase profits. During the first phase of the renegotiations, of the 61 total public service concession entities, 59 were required pursuant to the renegotiation process to present reports to the Commission to allow the Commission to evaluate the status of each concession. The two remaining public service concessions, Correo Argentino (Argentina’s postal service) and Thales Spectrum (the company that administered Argentina’s airwaves), were recently revoked.

     The second phase of the concession renegotiation process involved meetings and discussions between each concessionaire and the Commission. To date, the Commission has reached an interim agreement with Aguas Argentinas S.A., (regarding its water concession) and letters of understanding with Telefónica Argentina S.A. and Telecom Argentina S.A. (regarding their telecommunications concessions). The Government is also making progress in its negotiations with 35 additional concessionaires. The Government expects the proposed terms for its agreements with these concessionaires to be the subject of public hearings starting in September 2004. Following these hearings, the proposed terms would be submitted to Congress for its approval. The Government believes that final agreements with these concessionaires could be reached by the end of October 2004. The Government, however, can offer no assurance that these negotiations will be successful or completed on schedule, since they depend on various factors beyond the Government’s control, including the willingness of the concessionaires to reach an agreement on the Government’s proposed terms.

     Several arbitration proceedings have been brought before the International Centre for the Settlement of Investment Disputes, or ICSID, by foreigners that invested in Argentine utilities during the privatizations of the 1990s. These cases are based primarily on the mandatory pesification of utility rates following the collapse of the Convertibility regime or on the early termination of concession agreements.

Environment

     During the 1990s, Argentina initiated various measures to regulate, monitor and improve environmental standards comparable to measures enacted during that period in the United States and European countries, which include the creation of a national registry of producers and handlers of hazardous wastes that requires payment of annual fees based on earnings and the volume of hazardous handled. The majority of these measures required industrial companies to meet more stringent safety standards. In the 1990s the Government required purchasers of state-owned entities pursuant to its privatization efforts to comply with certain environmental standards. However, these reforms proved largely ineffective during this period as monitoring and enforcement efforts lagged behind changes to regulations. Argentina is a member of the Kyoto Protocol to curb greenhouse gas emissions and hosted a conference of the Kyoto Protocol signatories in Buenos Aires in 1998.

     As a result of the lack of monitoring and enforcement to ensure compliance with environmental standards, among the significant environmental issues in Argentina today are the regulation and remediation of water and air pollution and the disposal of hazardous wastes, the effects of deforestation and the effects of increased hydroelectricity generation.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Balance of Payments

     Introduction

     The balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. Argentina’s balance of payments accounts consist of two accounts: the current account, a broad measure of the country’s international trade, and the capital and financial account, which measures the country’s level of international borrowing, lending and investment. A surplus in the balance of payments accounts indicates that the amount of foreign currency entering the local economy (either from trade, lending or capital investments) exceeds the amount of foreign currency leaving the local economy. A deficit in the balance of payment accounts would indicate the opposite. A country’s international reserves (i.e., the amount of foreign currencies and foreign-currency denominated assets), which in Argentina are held by the Central Bank, would increase when the country registers a balance of payments surplus and would decrease with a balance of payments deficit.

     Several factors tend to affect a country’s trade balance. The most important are:

•	the relative rate of economic growth of a country as compared to that of its trading partners – generally, if a country’s economy grows faster than that of its trading partners, its relative level of consumption of goods and services will tend to rise, and its level of imports will tend to increase more rapidly than its level of exports;

•	the relative level of domestic prices against foreign prices as reflected by the real exchange rate – generally, if a country’s domestic prices rise relative to those of its trading partners, there is a tendency for the country’s level of exports to decline and for its level of imports to increase;

•	changes in production costs, technology, and worker skills – more efficient production will tend to lower production costs, which in turn will tend to lower prices. As prices fall, there will be a tendency of the country’s level of exports to increase; and

•	changes in consumer tastes, which may affect the demand for a country’s goods and services abroad and the demand for foreign products in the domestic market.

     The capital and financial account generally depends on the relative level of return that investors may expect from investments in Argentina as compared to other competing markets. As such, it is affected by the factors listed above, but also by the interest-rate levels abroad and market perceptions about the stability and risk associated with the Argentine economy.

     Argentina’s methodology for calculating the balance of payments closely conforms to international statistical norms recommended by the IMF. See “Certain Conventions.” In the discussion below, we refer to Argentina’s capital and financial account as the capital account.

     Overview

     Argentina’s balance of payments played a pivotal role in the economic downturn that gripped the economy beginning in late 1998. During the Convertibility regime, the Argentine economy grew heavily dependent on a steady inflow of foreign capital to finance its recurring dual deficits, in its current account and in the Government’s fiscal accounts.

     The growing dependency on foreign capital was also the byproduct of the Convertibility regime. The Central Bank relied heavily on foreign capital inflows to maintain the value of the peso. Without them, it risked depleting its international reserves to protect the currency. Moreover, the rigid link imposed by the Convertibility regime between the Central Bank’s international reserves and the monetary base meant that changes in foreign capital flows automatically affected the country’s level of reserves and its money supply.

     Throughout most of the 1990s, the capital inflows on which Argentina relied materialized, as the free-market reforms adopted by the Government and the economic expansion fueled a growing appetite among foreign investors for Argentine assets and investments. As result, throughout most of the 1990s Argentina registered surpluses in its capital account, which offset its current account deficits. The flow of foreign capital into Argentina, however, was volatile, due in part to the elimination of restrictions on capital flows.

     1998-2001

     Between the last quarter of 1998 and the fall of 2001, several factors triggered a significant reduction in net capital inflows to the Argentine economy, including the following.

•	several international financial crises beginning with the Russian financial crisis in October 1998 and culminating with the collapse of Turkey’s exchange rate regime in February 2001. These crises undermined confidence in emerging markets and the sustainability of fixed exchange rate regimes such as the Convertibility regime. Of these crises, the devaluation of the Brazilian real in January 1999 had the most significant adverse impact on the Argentine economy;

•	the decision by the U.S. Federal Reserve in June 1999 to begin increasing its federal funds rate (the rate for short-term interbank loans to cover the Federal Reserve’s daily reserve requirements) in response to the fast growth of the U.S. economy in the late 1990s. This decision triggered a sharp rise in U.S. interest rates that continued until January 3, 2001. The more appealing investment environment in the United States tended to drive foreign investors away from Argentine investments and raised the borrowing costs for Argentine debtors, as foreign investors demanded a greater rate of return to invest in Argentina; and

•	the Government’s growing fiscal deficit, which fueled doubts about the Government’s ability to service its debt.

     The decline in net capital inflows had several adverse effects on the Argentine economy. It triggered a decline in gross investment that plunged the country into recession and led to deficits in the balance of payments accounts beginning in 2000. These deficits meant that more dollars were leaving the Argentine economy than were coming in, creating conditions for a devaluation of the peso. Due to the requirements of the Convertibility regime, the Central Bank sold dollars to maintain the one-to-one exchange rate. This, in turn, resulted in a contraction of the monetary base, further dampening economic activity.

     The deficit in the balance of payments accounts starting in 2000 also resulted in part from the relative slow reduction in Argentina’s current account deficit. This slow adjustment was attributable to two factors:

•	Argentina devoted considerable amounts to service its external debt. This resulted in persistently high deficits in financial services trade (net of interest and dividends); and

•	the Convertibility regime prevented a devaluation of the currency and thus forestalled a more pronounced increase in exports.

     2002-2003

     The end of the Convertibility regime and subsequent devaluation of the peso resulted in a significant decline in imports in 2002, which yielded a surplus in Argentina’s current account. This surplus offset the continued capital flight from the Argentine economy, resulting in a reduction of Argentina’s balance of payments deficit. In 2003, Argentina achieved a balance of payments surplus for the first time since 1999. The improvement in 2003 was fueled by an increase in exports and a reduction in capital flight, both of which were tied to the economic recovery.

     In 2002 and 2003 unpaid interest amounts on Argentina’s external debt were reflected in the current account on an accrual basis as if payments had been made. To offset this accounting treatment, these unpaid amounts were reflected in the capital account as a financial inflow.

     The following table sets forth information on Argentina’s balance of payments for the periods indicated:

Balance of Payments
(in millions of U.S. dollars)

	1999(1)	2000(1)	2001(1)	2002(1)(11)	2003(1)(11)
Current Account:
Exports(2)	23,309	26,341	26,543	25,709	29,375
Imports(3)	24,103	23,889	19,158	8,473	13,083

Trade balance	(795)	2,452	7,385	17,236	16,292
Non-financial services, net(4)	(4,166)	(4,318)	(3,953)	(1,688)	(1,546)
Financial Services:
Interest, net	(5,852)	(5,921)	(7,516)	(7,176)	(6,851)
Dividends, net	(1,616)	(1,609)	(258)	691	(563)
Other income	11	8	4	(13)	(11)

Total financial services, net	(7,457)	(7,522)	(7,770)	(6,498)	(7,425)
Current Transfers, net	457	404	432	576	620

Total current account	(11,960)	(8,984)	(3,906)	9,627	7,941

Capital and Financial Account:
Financial account:
Central Bank(5)	(1,033)	762	10,743	(1,808)	(868)
Other financial entities(6)	2,363	(695)	845	(772)	(1,872)
Non-financial public sector(7)	10,886	8,258	(3,262)	3,208	4,285
Non-financial private sector(8)	1,407	305	(13,727)	(13,120)	(4,500)

Total financial account:	13,623	8,631	(5,401)	(12,491)	(2,955)
Capital account(9)	86	106	101	39	64

Capital and financial account	13,709	8,737	(5,301)	(12,453)	(2,891)

Errors and omissions	(548)	(192)	(2,877)	(1,690)	(1,469)
Balance of payments	1,201	(439)	(12,083)	(4,515)	3,581

Change in gross international reserves deposited in the Central Bank(10)	1,201	(439)	(12,083)	(4,515)	3,581

(1)	Preliminary figures.

(2)	Exports are calculated on a free on board (“FOB”) basis.

(3)	Imports are calculated on an FOB basis.

(4)	Includes import and export freight and insurance fees paid to non-residents.

(5)	Includes transactions between the Central Bank and foreign entities such as the IADB, the IMF and other foreign creditors.

(6)	Net assets or liabilities of financial entities (other than the Central Bank) with respect to foreign creditors.

(7)	Includes operations of the national government, provincial governments and municipal governments with foreign parties.

(8)	Includes operations of the private sector with foreign parties.

(9)	Includes certain non-recurring capital transfers (such as debt forgiveness or capital brought into Argentina by immigrants) and the transfer of certain non-financial assets or intangible assets (such as intellectual property).

(10)	Does not include the value of bonds issued by the Government and held as reserves by the Central Bank.

(11)	In 2002 and 2003 unpaid and accrued interest amounts were reflected in the current account on an accrual basis and reflected in the capital account as a financial inflow.

Source: Ministry of Economy.

     Evolution of Balance of Payments

     In 1999, the surplus in Argentina’s balance of payments began to decrease, declining 65.1% to U.S.$1.2 billion, as a result of a decrease in the net capital flowing into the Argentine economy. This trend continued in 2000, turning the surplus into a U.S.$439 million deficit, and accelerated in 2001, as net capital inflows turned for the first time since 1991 into net capital outflows. In 2001, the balance of payments deficit reached U.S.$12.1 billion (4.5% of GDP).

     During 2002, the deficit in the balance of payments decreased 62.6% to U.S.$4.5 billion, reversing the trend of prior years. In 2003, Argentina registered a surplus in its balance of payments accounts of U.S.$3.6 billion, resulting from a 76.8% decrease in the country’s capital account deficit, which was partly offset by a 17.5% reduction in Argentina’s current account surplus.

     Current Account

     The current account deficit fell 17.6% in 1999, 24.9% in 2000 and 56.5% in 2001, finally turning into a U.S.$9.6 billion surplus in 2002, which decreased 17.5% to U.S.$7.9 billion in 2003.

     These adjustments were caused primarily by changes in the level of imports of goods, which declined from 1999 through 2001 due to the reduction in domestic demand, and in 2002 as a result of the devaluation of the peso. Imports recovered in 2003 due to the appreciation of the peso and the beginning of the recovery of the Argentine economy. Exports of goods remained relatively more stable than imports from 1999 through 2003.

     From 1999 through 2003, Argentina registered deficits in its non-financial services trade, although this deficit declined significantly in 2002, in part as a result of the devaluation of the peso. During this period, Argentina’s significant external indebtedness weighed heavily on its current account balance due to the considerable amounts devoted to service this debt, which resulted in large deficits in financial services trade.

     Exports

     Exports decreased 11.8% in 1999, due to the devaluation of the Brazilian real and sluggish growth in the Brazilian economy (Argentina’s largest export market), which reduced demand for Argentine goods. In 2000, however, exports increased 13.0%, returning to the levels seen prior to the devaluation of the real, as a result of the growth of the Brazilian economy during that year. In 2001, the level of exports registered almost no change, increasing by less than 1%. The level of exports in 2001 was only U.S.$109 million, or 0.4% higher than the level of exports in 1998.

     In 2002, following the end of the Convertibility regime, there was a 3.1% reduction in exports. Although the devaluation of the peso in January 2002 tended to boost the competitiveness of Argentine goods abroad, the following factors undermined the level of exports during 2002:

•	the collapse of the banking sector at the end of 2001, which significantly undercut credit to Argentina’s export producers, thus increasing their borrowing costs and limiting their ability to meet rising demand abroad for Argentine products; and

•	the rise in the price of imported intermediate and capital goods, which increased the production costs of Argentine exporters.

     In 2003, exports increased 14.3%, notwithstanding the economic slowdown that affected certain of Argentina’s main trading partners (Brazil and certain European countries). This increase in exports was attributable primarily to an increase in the international prices of oil and other commodities (such as wheat and soy) and a significant increase in Argentine soy production, which resulted in greater exports of soy-based products.

     Imports

     The shift in the current account between 1999 and 2002 resulted primarily from a significant decline in imports. Imports fell 18.4% in 1999, 0.9% in 2000, 19.8% in 2001 and 55.8% in 2002. By 2002, imports had dropped by a total of U.S.$21.1 billion from their 1998 level, a 71.3% decline.

     The decline in imports between 1999 and 2001 resulted primarily from the recession, which reduced consumer demand, including demand for foreign goods. The less-pronounced reduction in imports in 2000 reflected the more moderate decline of the Argentine economy during that year, as compared to other years of the recession. The decline in imports in 2002 resulted from the combined effect of the recession and the devaluation of the peso, which increased the price of foreign goods.

     In 2003 this trend was reversed, as imports increased 54.4% as compared to 2002. This increase in imports resulted from the following factors:

•	the growth of the Argentine economy during 2003, which generated greater domestic demand for foreign products; and

•	the appreciation of the local currency, which made foreign products relatively cheaper.

     Despite the increase in imports during 2003, total imports during that year remained significantly below the historic levels registered during most of the 1990s.

     Merchandise Trade Balance

     As a result of the sharp reduction in imports and the relatively stable level of exports, between 1999 and 2002 there was a significant shift in Argentina’s merchandise trade balance, from a U.S.$795 million trade deficit in 1999 to a U.S.$2.5 billion surplus in 2000. This surplus subsequently increased 201.2% in 2001 and 133.4% in 2002. This significant turnaround in the merchandise trade balance was the principal cause for the shift in Argentina’s current account between 1999 and 2002. In 2003, this trend was reversed, as the trade surplus decreased 5.5% due to a 54.4% increase in imports during that year (compared to a 14.3% increase in exports).

     Non-Financial Services Trade

     The non-financial services trade balance reflects the amount of services (other than financial services, encompassing payments of interest, dividends and other income) that Argentine residents purchase outside Argentina, relative to the amount of non-financial services that foreigners purchase in Argentina. For instance, a deficit in non-financial service trade would indicate that the value of non-financial services purchased by Argentine residents outside Argentina exceeds the value of non-financial services purchased in Argentina by foreigners. Argentina’s non-financial services account reflects in part Argentina’s overall level of trade in goods, since it includes the freight and insurance services associated with these transactions.

     The services sector (excluding financial services) consistently registered a trade deficit from 1999 through 2003, although this deficit decreased by a total of 62.9% during this period. The deficit in non-financial services from 1999 through 2001 was one of the factors that slowed the reduction in the current account deficit needed to offset the reduction in net capital inflows that began in the second half of 1998.

     The deficit in non-financial services trade declined 7.5% in 1999, as the economic recession undercut domestic demand for foreign services, but increased again in 2000 (by 3.7%), reflecting the less pronounced economic contraction during that year. In 2001, the trade deficit in non-financial services again declined (by 8.5%), as economic conditions deteriorated.

     A more drastic adjustment in the non-financial services trade finally materialized in 2002, when the deficit declined by 57.3%. This decline resulted from the following factors:

•	the devaluation of the peso and the various restrictions on capital flows imposed by the Government significantly curtailed the ability of the Argentine public to travel and purchase foreign services; and

•	the reduction in Argentina’s trade of goods during that year, which reduced the value of freight and insurance services purchased in connection with Argentina’s export and import transactions.

     The deficit continued to decline in 2003, but only by 8.4%. This decline was driven primarily by a surge in tourism in Argentina and by an increase in services related to import transactions, which increased during this year.

     Financial Services Trade

     The financial services trade balance reflects the net amount of dividends, interest and other financial income flowing into and out of Argentina. For example, a deficit in net dividend payments would indicate that Argentine companies pay more in dividends to foreign shareholders than what foreign companies pay in dividends to Argentine shareholders.

     Between 1999 and 2002, significant deficits in financial services trade (net interest and dividend payments) continued to weigh heavily on Argentina’s current account, reflecting high levels of external debt service, particularly from the public sector.

     Following a steady rise that began in 1994, by 1998 the deficit in net interest and dividend payments had come to represent approximately 51% of the current account deficit. Although this deficit in financial services stabilized after 1998, increasing by no more than 1% in each of 1999 and 2000 and by 3.7% in 2001, the sustained high levels of external debt service prevented a more rapid reduction of the current account deficit needed to offset the drastic changes taking place in the capital account.

     The relative stability in the financial services deficit from 1999 through 2001 reflected the divergent trends of interest payments and dividends during this period. While dividend payments flowing out of Argentina decreased due to the effects of the economic recession on corporate profits, the amount of interest payments flowing out of Argentina continued to increase, reflecting both an increase in the total amount of external debt owed by Argentine debtors (particularly the Government) and the rise in the interest rates charged on this debt.

     In 2002, however, the deficit in financial services trade declined 16.4%, resulting from:

•	a shift in net dividend payments, from a U.S.$258 million deficit in 2001 to a U.S.$691 million surplus in 2002. This shift in dividend payments resulted in part from the combined effect of the recession and the devaluation of the peso, both of which reduced the profits of Argentine companies with foreign shareholders. It also reflected the restrictions on foreign exchange transactions imposed by the Government in 2002 (for a description of these restrictions see “Monetary System—Foreign Exchange and International Reserves”); and

•	a 4.5% reduction in the net amount of interest payments made by Argentine residents to foreign creditors. This reduction in interest payments reflected the decline in international interest rates during this period. A more significant reduction in the deficit of net interest payments was not reflected despite the widespread defaults by Argentine debtors (including the Government) and the restrictions on foreign exchange transactions imposed by the Government, since deferred interest payments were accounted for on an accrual (and not a cash) basis and thus appeared as having been paid for purposes of financial services trade. To offset this accounting treatment, the amount of deferred interest payments is reflected as a capital inflow under the capital account.

     In 2003, the financial service deficit increased 14.3% to U.S.$7.4 billion, as a result of a shift in net dividend payments, from a U.S.$691 million surplus in 2002 to a U.S.$563 million deficit in 2003. This shift in net dividend payments reflected the growth of the Argentine economy during this year, which increased corporate profits and thus the amount of dividends paid by Argentine companies to foreign shareholders, and the lifting of restrictions on capital transfers. This trend in the net dividend payments was partially offset by a 4.5% reduction in the net amount of interest payments made by

Argentine residents to foreign creditors. This decline in net interest payments again reflected the reduction in international interest rates and also the reduction in the total amount of debt owed by Argentine companies, as they began to restructure their debt.

     Capital Account

     1999

     In 1999, Argentina registered a 25.3% drop in its capital account surplus to U.S.$13.7 billion, as the reduction in net capital inflows originally triggered by the Russian financial crisis accelerated due to:

•	the devaluation of the Brazilian real in January 1999; and

•	the decision by the U.S. Federal Reserve in June 1999 to begin raising U.S. interest rates.

     The reduction in net capital inflows in 1999 affected the entire private sector and the entire financial sector (including public and private financial institutions). Only the non-financial public sector continued to see a rise in capital inflows during 1999, mainly as result of the sale of the Government’s remaining stake in YPF (the state-owned energy company) to Spain’s Repsol S.A.

     2000

     The capital account surplus dropped 36.3% in 2000 to U.S.$8.7 billion. During this year the Argentine economy entered a contractive cycle and investors were less willing to commit capital to the Argentine economy.

     In 2000, the reduction in net capital inflows encompassed both the private and non-financial public sectors of the economy. Inflows to the Central Bank increased, however, as it increased borrowings in order to maintain its international reserves at the level required by the Convertibility Law.

     2001

     In 2001, Argentina registered the first deficit in its capital account in almost ten years, as Argentines braced for the imminent collapse of the Convertibility regime, triggering a run on bank deposits and a rush to convert pesos into dollars and pull them out of the Argentine economy. This capital flight, coupled with the reluctance of foreign investors to invest in the Argentine economy, plunged the capital account into a U.S.$5.3 billion deficit in 2001, from a U.S.$8.7 billion surplus in 2000.

     In 2001, net capital flows to the non-financial private sector plunged to a U.S.$13.7 billion deficit from a U.S.$305 million surplus in 2000. Similarly, net capital flows to the non-financial public sector dropped to a U.S.$3.3 billion deficit in 2001 from a U.S.$8.3 billion surplus in 2000.

     In 2001, capital inflows to the private financial sector increased, resulting in a U.S.$845 million surplus, compared to a U.S.$695 million deficit in 2000. This increase resulted from the repatriation of reserves held by Argentine financial institutions abroad in response to the Central Bank’s decision in November 2001 to lower the limit on the reserves financial institutions could maintain outside Argentina.

     In 2001, net capital inflows to the Central Bank increased to a U.S.$10.7 billion surplus, reflecting disbursements from the IMF under the aid packages it provided to Argentina in December 2000 and August 2001. The proceeds from these IMF loans were channeled through the Central Bank and were partly intended to increase the Central Bank’s international reserves.

     2002

     In 2002, the capital account deficit increased an additional 134.9% to U.S.$12.5 billion, as significant capital flight continued to plague the Argentine economy, despite the Government restrictions on foreign exchange transactions and transfers of funds from Argentina. This deficit reflected:

•	a U.S.$1.8 billion deficit in capital flows to the Central Bank, compared to a U.S.$10.7 billion surplus in 2001. This shift resulted from the suspension of disbursements from the IMF due to the Government’s inability to meet agreed-upon fiscal targets. Additionally, the end of the Convertibility regime in January 2002 relieved the Central Bank of its obligation to maintain international assets equivalent to 100% of the monetary base, which reduced its need to obtain foreign capital; and

•	a U.S.$772 million deficit in capital flows to financial institutions (other than the Central Bank), compared to a U.S.$845 million surplus in 2001. This shift reflected primarily the fact that in the prior year private financial institutions had repatriated their foreign reserves in order to comply with new minimum reserve requirements implemented by the Central Bank.

     The results for the capital account in 2002 are partly distorted by the accounting treatment of past-due interest on debts owed by Argentine residents and the Government. Since these amounts were recorded on an accrual basis, and thus appear as having been paid under the current account, they appear as a capital inflow in the capital account. The amounts of past-due interest in 2002 were as follows:

•	U.S.$3.6 billion for the non-financial public sector;

•	U.S.$603 million for the non-financial private sector; and

•	U.S.$44 million for public and private financial institutions (other than the Central Bank).

     The accounting treatment of these past-due interest payments accounted for the U.S.$3.2 billion surplus in net capital inflows to the non-financial public sector in 2002. It also accounted for a 4.4% reduction in the deficit of capital flows to the non-financial private sector during the same year.

     2003

     In 2003, Argentina’s capital account deficit decreased 76.8% to U.S.$2.9 billion. This decrease resulted primarily from a 65.7% decrease in the deficit of capital flows to the non-financial private sector, to U.S.$4.5 billion, as a result of renewed confidence in the Argentine economy and the appreciation of the peso.

     Net capital flows to the Central Bank also increased, resulting in a 52.0% reduction in the corresponding deficit to U.S.$868 million. This increase reflected renewed disbursements from multilateral lenders, some of which were channeled through the Central Bank.

     Net capital flows to financial institutions other than the Central Bank, however, continued to decrease, resulting in a 142.5% increase in the corresponding deficit to U.S.$1.9 billion. This decrease reflected the lower need of Argentine financial institutions to seek external funding, due to their increased level of liquidity and the lack of demand for credit. See “Monetary System—Assets and Liabilities of the Financial System.”

     Only the non-financial public sector registered a capital surplus of U.S.$4.3 billion in 2003 (a 33.6% increase over the surplus in 2002), as a result of:

•	the accrual accounting treatment applied to past-due interest on Argentina’s external debt, which increased by U.S.$222 million in 2003 to U.S.$3.9 billion; and

•	renewed disbursements to the Government from multilateral lenders.

     In 2003, past-due interest totaled U.S.$189 million for the non-financial private sector (a decrease of U.S.$414 million from the previous year) and U.S.$42 million for financial institutions (a decrease of U.S.$2 million from the previous year). The accrual accounting treatment of these amounts as capital inflows reduced Argentina’s capital account deficit.

Trade Regulation

     Until the beginning of the 1990s, Argentina’s was a relatively closed economy, modeled around import-substitution policies and with significant trade barriers. Although certain reforms were pursued from the 1960s through the 1980s to liberalize trade, it was only during the Menem administration in the 1990s that significant trade liberalization measures were implemented. These measures included:

•	the creation in 1991, along with Brazil, Paraguay and Uruguay, of the Mercosur Common Market, a customs union intended to eliminate all tariffs between member countries by 2006 and to establish common external tariffs;

•	a reduction of import tariffs and the elimination of most non-tariff barriers; and

•	the elimination of export taxes and the introduction of tax reimbursements to exporters of amounts they paid on internal taxes, such as income and value-added tax, or VAT. The amount of these reimbursements is determined by applying a rate established by the Government to the value-added by an exporter to its export products.

     Trade policies remained relatively stable during the 1990s, marked by few export tariffs and low import tariffs applicable to certain sectors of the economy.

     Measures Adopted Prior to the Collapse of the Convertibility Regime

     In response to the economic downturn, in 2001 the Government began to implement a series of trade policies, including the following:

•	Tax advantages. The Government implemented a series of tax measures to stimulate export growth. These measures included tax advantages for export companies and for companies in sectors of the economy heavily dependent on exports, such as the cargo transportation and the agricultural and livestock sectors. Additionally, companies in targeted industries were generally allowed to credit their social security contributions and other select taxes (such as fuel taxes for cargo companies) towards their VAT obligations.

•	Reduction in import tariffs for capital goods. The Government also lowered import tariffs on capital goods with the goal of promoting capital investment. It sought to offset the resulting loss of revenue by raising import tariffs on consumer goods. As of December 31, 2003, tariffs on consumer goods ranged from 0% to 35%, although certain products, such as textiles, footwear and toys were exempted. See “Public Sector Finances—Tax Regime—Taxes on Foreign Trade.”

•	Reduction of tax reimbursements. To bolster its finances, the Government reduced tax reimbursements to exporters by 7% (in September 2001 certain of these reimbursements were increased to their original level to avoid a reduction of exports).

     In general, the various trade policies adopted during 2001 failed to stimulate the domestic economy or to materially affect the trade balance. Many (though not all) were reversed following the end of the Convertibility regime on the expectation that the devaluation of the peso would be sufficient to correct any imbalances in Argentina’s current account.

     Measures Adopted After the Collapse of the Convertibility Regime

     In 2002, following the collapse of the Convertibility regime, the Government introduced trade measures intended to increase Government revenues and stem the outflow of foreign currencies. These measures included the following:

•	Export taxes. The Government sought to capitalize on the expected surge in exports following the significant devaluation of the peso by introducing a series of exports taxes on a variety of products. Set forth below are the export tax rates that were in effect, with certain minor exceptions, on June 30, 2004:

–	25% on exports of crude oil;

–	20% on exports of oils, grains and products derived from soy and sunflower (and additional rate of 3.5% was applied on exports of oilseeds such as soy);

–	10% on exports of certain regional products such as fruits, honey, rice and vegetables;

–	5% on exports of gasoil (except for exports of two derivatives of gasoil, to which a 20% rate applied); and

–	5% on all other exports.

•	Restrictions on foreign-exchange transactions. The Government also adopted restriction on foreign-exchange transactions related to export and import activities, in order to stem the outflow of foreign-currency reserves from the Argentine economy. For a description of these measures see “Monetary System—Foreign Exchange and International Reserves.”

•	Reduction of tax reimbursements. The Government in 2002 further reduced tax reimbursements to exporters by 50%. As of December 31, 2003, these reimbursements range between 1.35% and 6% of the value of the exported product.

     The Government has benefited from the recent increase in international oil prices (from an average of U.S.$26.09 per barrel of Western Texas Intermediate (WTI) crude oil in 2002, to an average of U.S.$31.11 per barrel of WTI in 2003 and U.S.$36.57 per barrel of WTI in the first half of 2004), due to the export taxes it collects on petroleum products. In August 2004, the Government modified the rate of this tax to vary according to international oil prices. The new rate ranges from 25% when the price per barrel of WTI equals U.S.$32.00 or less, to 45% when the price per barrel of WTI equals or exceeds U.S.$45.00.

Composition of Exports

     Argentina’s main exports in recent years have primarily been commodities such as soy, processed agricultural products and industrial goods. In 2003, 56.1% of all exports were agricultural (either primary or processed). In recent years, fuel and energy exports have also represented a larger portion of Argentina’s total exports.

     The following tables set forth information on Argentina’s major export products for the periods indicated:

Exports by Groups of Products(1)
(in millions of U.S. dollars)

	1999	2000	2001(2)	2002(2)	2003(2)
Primary products:
Cereal	$2,063	$2,414	$2,446	$2,135	$2,314
Seeds and oilseeds	870	1,014	1,400	1,295	1,987
Fish	505	590	709	482	621
Fruits	459	416	506	391	470
Vegetables	269	210	234	185	186
Tobacco	166	120	162	148	152
Honey	96	87	72	115	160
Wool	39	43	30	35	35
Other	724	534	491	505	539

Total	5,189	5,428	6,049	5,289	6,465
Manufactured goods of agricultural origin:
Residues	2,049	2,432	2,633	2,798	3,505
Oils and fats	2,332	1,677	1,637	2,095	2,830
Meat	829	790	365	579	736
Hides and skins	779	831	821	701	730
Vegetable and fruit products	340	307	325	291	365
Processed fish	297	242	236	236	254
Processed wool	70	89	101	109	127
Other	1,486	1,478	1,346	1,358	1,446

Total	8,182	7,848	7,463	8,168	9,993
Manufactured goods of industrial origin:
Basic metals	1,077	1,407	1,441	1,602	1,520
Chemicals	1,368	1,380	1,431	1,349	1,560
Machinery and equipment	1,052	1,098	1,125	942	863
Transport equipment	1,751	1,954	1,984	1,615	1,439
Plastics	369	517	628	643	697
Textiles	278	303	264	228	211
Footwear	36	28	18	12	18
Other	1,021	1,510	1,415	1,244	1,390

Total	6,952	8,196	8,307	7,635	7,697
Fuel and energy:
Fuel	2,942	4,790	4,644	4,551	5,155
Energy	28	147	148	67	38

Total	2,970	4,938	4,791	4,618	5,193

Total Exports(3)	$23,293	$26,409	$26,610	$25,709	$29,349

(1)	Measured on an FOB basis.

(2)	Preliminary figures.

(3)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total exports in this table may differ from those in the “Balance of Payments” table.

Source: Ministry of Economy.

Exports by Groups of Products(1)
(as % of total exports)

	1999	2000	2001(2)	2002(2)	2003(2)
Primary products:
Cereal	8.9%	9.1%	9.2%	8.3%	7.9%
Seeds and oilseeds	3.7	3.8	5.3	5.0	6.8
Fish and raw seafood	2.2	2.2	2.7	1.9	2.1
Fruits	2.0	1.6	1.9	1.5	1.6
Vegetables	1.2	0.8	0.9	0.7	0.6
Tobacco	0.7	0.5	0.6	0.6	0.5
Honey	0.4	0.3	0.3	0.4	0.5
Wool	0.2	0.2	0.1	0.1	0.1
Other	3.1	2.0	1.8	2.0	1.8

Total	22.3	20.6	22.7	20.6	22.0
Manufactured goods of agricultural origin:
Residues	8.8	9.2	9.9	10.9	11.9
Oils and fats	10.0	6.4	6.2	8.2	9.6
Meat	3.6	3.0	1.4	2.3	2.5
Hides and skins	3.3	3.1	3.1	2.7	2.5
Vegetable products	1.5	1.2	1.2	1.1	1.2
Processed fish and seafood	1.3	0.9	0.9	0.9	0.9
Processed wool	0.3	0.3	0.4	0.4	0.4
Other	6.4	5.6	5.1	5.3	4.9

Total	35.1	29.7	28.0	31.8	34.1
Manufactured goods of industrial origin:
Basic metals	4.6	5.3	5.4	6.2	5.2
Chemicals	5.9	5.2	5.4	5.2	5.3
Machinery and equipment	4.5	4.2	4.2	3.7	2.9
Transport equipment	7.5	7.4	7.5	6.3	4.9
Plastics	1.6	2.0	2.4	2.5	2.4
Textiles	1.2	1.1	1.0	0.9	0.7
Footwear	0.2	0.1	0.1	0.0	0.1
Other	4.4	5.7	5.3	4.8	4.7

Total	29.8	31.0	31.2	29.7	26.2
Fuel and energy:
Fuel	12.6	18.1	17.5	17.7	17.6
Energy	0.1	0.6	0.6	0.3	0.1

Total	12.8	18.7	18.1	18.0	17.7

Total Exports	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on an FOB basis.

(2)	Preliminary figures.

Source: Ministry of Economy.

     Primary Products

     Exports of primary products consist primarily of cereal, seeds and oilseeds and represented approximately 22.0% of total exports in 2003.

     Exports of primary products decreased most significantly in 1999, as a result of a 28.4% decrease in cereal, seed and oilseed exports, and a 41.6% decrease in vegetable exports. This decrease resulted primarily from a decrease in the international prices for these products, due in part to increases in export subsidies in other countries, and, in part, greater competition from Brazil following the devaluation of the real. Exports of honey declined during 2000 and 2001, as a result of countervailing duties imposed by the United States. The United States announced in June 2004 that it would no longer impose these countervailing duties.

     Exports of primary products registered a 12.6% decline in 2002. This decline resulted primarily from a 10.8% decrease in exports of cereal, seed and oil seed as a greater amount of soy was sold in the domestic market for production of soy-based products. In 2003, exports of primary products increased 22.2%, mainly as a result of a 53.5% rise in the export of seeds and oilseeds and a 39.5% increase in the export of honey. The increase in exports of seeds and oilseeds resulted from a record harvest in Argentina, coupled with a reduction of worldwide supply of these crops. The increase in exports of honey resulted from an increase in international honey prices.

     Processed Agricultural Goods

     Exports of processed agricultural goods consist primarily of residues, oils and fats, and meat products and represented approximately 34.1% of total exports in 2003.

     Exports of meat products registered the most pronounced decline in this sector, as a result of the bans on meat imports from Argentina imposed in 2001 by the United States, the European Union and other countries, following detections of foot-and-mouth disease in Argentine cattle. Total meat exports decreased 4.7% in 2000 and 53.8% in 2001. They recovered by 59.0% in 2002, as a result of the gradual lifting of the bans on meat imports from Argentina beginning in February 2002, after evidence mounted that the spread of foot-and-mouth disease in Argentine cattle had begun to abate. Processed agricultural products were the only ones to record an increase in exports in 2002 (of 9.4%), largely offsetting the decreases in exports from the other sectors of the economy during that year.

     In 2003, exports of processed agricultural goods increased 22.3%, due to a rise in exports of oils and fats, residues and meat products of 35.0%, 25.3% and 27.0%, respectively. The increase in exports of oils and fats and residues resulted primarily from the increased production, as well as the increase in prices, of soy and its related products. Meat exports continued to recover in 2003 (by 27%) as fears of foot-and-mouth disease in Argentine cattle continued to abate.

     Industrial Products

     Exports of industrial products represented approximately 26.2% of total exports in 2003.

     Total exports of industrial products declined 19.4% in 1999 due to the devaluation of the Brazilian real, which reduced exports of industrial products across the board. As the Brazilian economy recovered in 2000, exports of industrial products returned to their 1998 levels, increasing by 17.9%. They remained relatively constant in 2001, increasing by less than 2.0%.

     Exports of industrial products decreased 8.1% in 2002 due primarily to an 18.6% reduction in exports of transport equipment and a 16.3% reduction in exports of machinery and equipment. Both of these reductions resulted from lower Brazilian demand for these products.

     In 2003, exports of industrial products increased by only 0.8%. This sector registered the lowest increase in 2003 since it did not benefit from the increase in prices registered for other sectors.

     Fuel and Energy Products

     From 1999 through 2002, exports of fuel and energy products represented an increasing percentage of total annual exports, in large part as a result of the increase in the international prices of oil registered in 1999 and 2000. Fuel and energy exports registered their most significant increase of 66.2% in 2000, as a result of rising oil prices, but declined by 3.0% in 2001 and 3.6% in 2002.

     Exports of fuel and energy products increased 12.5% in 2003, due to an increase in the price of oil and related products. Exports of fuel and energy products represented approximately 17.7% of total exports in 2003. For a discussion of the impact of the energy crisis on fuel and energy products in the first half of 2004, see “Economy—Principal Sectors of the Economy—Electricity, Gas and Water.”

Composition of Imports

     Argentina’s main imports are intermediate and capital goods, such as machinery and equipment, chemicals, vehicles and other transport products. In 2003, imports of machinery and equipment, vehicles and transport products and chemicals together accounted for approximately 60.1% of total imports.

     Imports in all categories declined significantly from 1999 through 2002, due to decreasing domestic demand resulting from the economic recession. The sharpest decline in imports was registered during 2002, as a result of the devaluation of the peso, which made almost all imports prohibitively expensive, the continuing recession, and the waiting periods imposed by the Government on the purchase of imports with foreign currencies. In 2002, imports of chemicals and minerals registered the least pronounced declines, with decreases of 30.5% and 37.6%, respectively. All other imports decreased in excess of 46%. The most significant reduction was registered in imports of machinery and equipment (decreased by 69.1%), which are most closely linked to the level of economic activity.

     During 2003, imports increased by 53.7% from the levels recorded in 2002. Over 60% of this increase is attributable to a 79.2% increase in imports of machinery and equipment, a 75.2% increase in imports of vehicles and transportation products and a 30.1% increase in imports of chemicals.

     The following tables set forth information on Argentina’s major import products for the periods indicated:

Imports by Groups of Products(1)
(in millions of U.S. dollars)

	1999	2000	2001(2)	2002(2)	2003(2)
Machinery and equipment	$8,135	$8,121	$6,084	$1,879	$3,366
Vehicles and transport products	3,796	3,119	2,123	951	1,666
Chemicals	3,916	3,933	3,618	2,514	3,270
Metals	1,609	1,452	1,306	591	814
Plastics and rubber	1,556	1,678	1,394	750	1,235
Paper	1,119	1,112	924	366	482
Textiles	927	989	814	253	612
Optics and precision equipment	785	737	620	213	353
Footwear, hats and umbrellas	198	221	208	30	100
Minerals	875	1,171	1,005	628	733
Agricultural	488	477	391	182	266
Food	615	617	630	217	248
Fats and oils	30	50	35	18	33
Leather and hides	101	99	82	35	41
Wood and Cork	174	154	119	43	76
Other Products	1,185	1,219	969	321	519

Total imports(3)	$25,508	$25,148	$20,322	$8,991	$13,814

(1)	Measured on a CIF basis.

(2)	Preliminary figures.

(3)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.

Source: Ministry of Economy.

Imports by Groups of Products(1)
(as % of total imports)

	1999	2000	2001(2)	2002(2)	2003(2)
Machinery and equipment	31.9%	32.3%	29.9%	20.9%	24.4%
Vehicles and transport products	14.9	12.4	10.4	10.6	12.1%
Chemicals	15.4	15.6	17.8	28.0	23.7
Metals	6.3	5.8	6.4	6.6	5.9
Plastics and Rubber	6.1	6.7	6.9	8.3	8.9
Paper	4.4	4.4	4.5	4.1	3.5
Textiles	3.6	3.9	4.0	2.8	4.4
Optics and precision equipment	3.1	2.9	3.1	2.4	2.6
Footwear, hats and umbrellas	0.8	0.9	1.0	0.3	0.7
Minerals	3.4	4.7	4.9	7.0	5.3
Agricultural	1.9	1.9	1.9	2.0	1.9
Food	2.4	2.5	3.1	2.4	1.8
Fats and oils	0.1	0.2	0.2	0.2	0.2
Leather and hides	0.4	0.4	0.4	0.4	0.3
Wood and Cork	0.7	0.6	0.6	0.5	0.5
Other Products	4.6	4.8	4.8	3.6	3.8

Total imports(3)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on a CIF basis.

(2)	Preliminary figures.

(3)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.

Source: Ministry of Economy.

Composition of Non-financial Services Trade

     The main components of Argentina’s non-financial services trade are transportation (freight and passenger) and travel (such as hotel and restaurants), which generally account for more than 50% of the country’s total services trade. The table below sets forth the net results of Argentina’s non-financial services trade for the periods indicated:

Non-Financial Services
(in million of U.S. dollars)

	1999		2000		2001(1)		2002(1)		2003(1)
Transportation
Freight	U.S.$	(880)	U.S.$	(864)	U.S. $	(692)	U.S.$	(169)	U.S.$	(327)
Passenger		(756)		(744)		(883)		(249)		(132)
Other		269		302		319		168		218

Total		(1,367)		(1,306)		(1,255)		(251)		(241)

Travel		(1,297)		(1,521)		(1,251)		(793)		(471)
Royalties		(520)		(509)		(478)		(257)		(296)
Professional, technical, business services		(413)		(367)		(252)		(95)		(31)
Others(2)		(570)		(616)		(716)		(292)		(507)

Total non-financial services	U.S.$	(4,166)	U.S.$	(4,318)	U.S.$	(3,953)	U.S.$	(1,688)	U.S.$	(1,546)

(1)	Preliminary figures.

(2)	Includes communication, construction, insurance, financial, information, entertainment and recreational services, as well as certain Government services.

Source: Ministry of Economy.

     The tourism sector registered deficits consistently from 1999 through 2001, as the strong peso enhanced the purchasing power of Argentines abroad, fostering foreign travel, and conversely, tended to reduce the purchasing power of foreigners, discouraging tourism in Argentina. These deficits fluctuated slightly between 1999 and 2001, while the peso remained pegged to the dollar. The devaluation of the peso in January 2002, however, forced an adjustment in the tourism sector, reducing the deficit in this sector by 36.6%.

     The following tables sets forth tourism information for the dates indicated.

Tourism Statistics

	1999	2000	2001(1)	2002(1)	2003(1)
Foreign non-resident arrivals	10,183	10,273	10,979	10,779	11,984
Average length of stay (number of nights)	9.87	9.93	10.69	9.85	10.34
Income from tourism (in millions of US$)	2,898	2,904	2,642	1,535	2,097
Expenses from tourism (in millions of US$)	4,195	4,425	3,893	2,328	2,575

Balance (in millions of US$)	(1,297)	(1,521)	(1,251)	(793)	(479)

(1)	Preliminary figures.

Source: Ministry of Economy.

Geographic Distribution of Trade

     Argentina’s primary trading partner is Brazil, which accounted for 15.7% of Argentina’s exports and 34.0% of imports in 2003. Chile accounted for 11.7% of Argentina’s exports and 2.1% of Argentina’s imports in 2003 and the United States accounted for 10.4% of Argentina’s exports and 16.2% of imports in 2003. Argentina also conducts a substantial amount of trade with other Latin American and European countries.

     The following tables provide information on the geographic distribution of Argentina’s exports for the periods indicated:

Geographic Distribution of Exports
(in millions of dollars)

	1999	2000	2001(3)	2002(3)	2003(3)
Brazil	$5,689	$6,991	$6,189	$4,846	$4,619
Chile	1,867	2,674	2,849	2,975	3,421
United States(1)	2,656	3,149	2,884	2,884	3,051
China(2)	582	885	1,224	1,099	2,453
Netherlands	1,013	746	802	1,043	1,095
Italy	689	735	853	851	933
Germany	623	595	455	607	723
Japan	521	380	351	371	343
Rest of ALADI(4)	2,645	2,774	2,968	2,817	2,929
Rest of Europe	2,630	2,832	2,680	3,060	3,774
Rest of World	4,130	4,124	4,915	4,900	5,700
Indeterminate	264	456	373	256	307

Total(5)	$23,308	$26,341	$26,543	$25,709	$29,348

Memorandum items:
MERCOSUR	$7,074	$8,441	$7,434	$5,710	$5,570
ALADI	$10,201	$12,439	$12,006	$10,606	$10,970

(1)	Including Puerto Rico.

(2)	Including Hong Kong and, beginning in 2000, Macao.

(3)	Preliminary figures.

(4)	Asociación Latinoamericana de Integración.

(5)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total exports in this table may differ from those in the “Balance of Payments” table.

Source: Ministry of Economy

Geographic Distribution of Exports
(as % of total exports)

	1999	2000	2001(3)	2002(3)	2003(3)
Brazil	24.4%	26.5%	23.3%	18.9%	15.7%
Chile	8.0	10.2	10.7	11.6	11.7
United States(1)	11.4	12.0	10.9	11.2	10.4
China(2)	2.5	3.4	4.6	4.3	8.4
Netherlands	4.4	2.8	3.0	4.1	3.7
Italy	3.0	2.8	3.2	3.3	3.2
Germany	2.7	2.3	1.7	2.4	2.5
Japan	2.2	1.4	1.3	1.4	1.2
Rest of ALADI(4)	11.3	10.5	11.2	11.0	10.0
Rest of Europe	11.3	10.8	10.1	11.9	12.9
Rest of World	17.7	15.7	18.5	19.1	19.4
Indeterminate	1.1	1.7	1.4	1.0	1.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
MERCOSUR	30.4%	32.0%	27.9%	22.2%	(2.5)%
ALADI	43.8%	47.1%	45.1%	41.3%	3.4%

(1)	Including Puerto Rico.

(2)	Including Hong Kong and, beginning in 2000, Macao.

(3)	Preliminary figures.

(4)	Asociación Latinoamericana de Integración.

Source: Ministry of Economy.

     The following tables provide information on the geographic distribution of Argentina’s imports for the periods indicated:

Geographic Distribution of Imports
(in millions of U.S. dollars)

	1999	2000	2001(3)	2002(3)	2003(3)
Brazil	$5,599	$6,478	$5,278	$2,517	$4,701
United States(1)	4,996	4,822	3,781	1,789	2,232
Germany	1,409	1,262	1,052	554	767
China(2)	1,051	1,222	1,113	330	720
Italy	1,355	1,014	839	311	440
Japan	1,068	1,006	767	314	395
Chile	639	608	506	177	290
Netherlands	252	165	131	74	106
Rest of ALADI(4)	1,501	1,572	1,306	614	805
Rest of Europe	4,915	4,155	3,235	1,546	2,041
Rest of World	2,599	2,820	2,229	688	1,227
Indeterminate	123	156	82	77	89

Total(5)	$25,508	$25,280	$20,320	$8,990	$13,813

Memorandum items:
MERCOSUR	$6,229	$7,119	$5,910	$2,896	$5,158
ALADI	$7,739	$8,658	$7,090	$3,309	$5,796

(1)	Including Puerto Rico.

(2)	Including Hong Kong and, beginning in 2000, Macao.

(3)	Preliminary figures.

(4)	Asociación Latinoamericana de Integración.

(5)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total imports in this table may differ from those in the “Balance of Payments” table.

Source: Ministry of Economy.

Geographic Distribution of Imports
(as % of total imports)

	1999	2000	2001(3)	2002(3)	2003(3)
Imports
Brazil	21.9%	25.8%	26.0%	28.0%	34.0%
United States(1)	19.6	19.2	18.6	19.9	16.2
Germany	5.5	5.0	5.2	6.2	5.6
China(2)	4.1	4.9	5.5	3.7	5.2
Italy	5.3	4.0	4.1	3.5	3.2
Japan	4.2	4.0	3.8	3.5	2.9
Chile	2.5	2.4	2.5	2.0	2.1
Netherlands	1.0	0.7	0.6	0.8	0.8
Rest of ALADI(4)	5.9	6.2	6.4	6.8	5.8
Rest of Europe	19.3	16.5	15.9	17.2	14.8
Rest of World	10.2	11.2	11.0	7.6	8.9
Indeterminate	0.5	0.1	0.4	0.9	0.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
MERCOSUR	24.4%	28.3%	36.6%	32.2%	78.1%
ALADI	30.3%	34.4%	34.9%	36.8%	75.2%

(1)	Including Puerto Rico.

(2)	Including Hong Kong and, beginning in 2000, Macao.

(3)	Preliminary figures.

(4)	Asociación Latinoamericana de Integración.

Source: Ministry of Economy.

Trade with Brazil and Other Mercosur Countries

     Trade with Brazil

     Trade Relations. Trade relations between Brazil and Argentina are defined primarily by their membership in Mercosur and are thus tied to the evolution of this common market. Nonetheless, from time to time Argentina and Brazil enter into bilateral trade arrangements to enhance their level of trade and economic integration.

     Starting in 1999, Argentina and Brazil signed a series of bilateral agreements that eliminated tariffs on trade between the two countries (with certain exceptions) and addressed issues in specific areas of commerce, including an agreement implementing a common framework for regulation of trade in automobiles. As part of that regulatory framework, the two countries established common external automotive tariffs, most of which will be set at 35% in 2006. The other Mercosur countries subsequently joined this agreement.

     The devaluation of the Brazilian real in January 1999 altered Brazil’s trade patterns with Argentina, reducing Argentina’s trade surplus with this country. In 1999, the Government imposed import tariffs on certain Brazilian products in order to offset these distortions. Some of these restrictions remain in place, despite the devaluation of the peso in January 2002. Argentine and Brazilian officials, however, have indicated in discussions since 2002 their willingness to reestablish a duty-free zone between their two countries.

     Evolution of Trade. Argentina has traditionally maintained a trade surplus with Brazil. In 1999, Argentina registered U.S.$90 million trade surplus with Brazil, although this amount represented a 90% reduction from the trade surplus in 1998 (which totaled approximately U.S.$900 million). This decrease resulted from the devaluation of the Brazilian real, which increased the price of Argentine exports to Brazil and decreased the price of imports from Brazil.

     The trade surplus with Brazil increased 470% in 2000 (to U.S.$513 million) and 78% in 2001 (to U.S.$911 million), primarily due to the recovery of the Brazilian economy during these years. In 2002, Argentina’s trade surplus with Brazil increased 156% to U.S.$2.3 billion, primarily as a result of the devaluation of the peso, which reduced the prices of Argentine exports to Brazil and increased the prices of imports from Brazil. The economic recession in Argentina also contributed to the increase in the trade surplus with Brazil, since it reduced domestic consumption, including consumption of Brazilian imports.

     In 2003, Argentina registered a trade deficit with Brazil of U.S.$82 million. This trade deficit reflected the growth of the Argentine economy, which was fueled by an increase in domestic consumption, including consumption of Brazilian products.

     Trade With Other Mercosur Countries

     Common market framework. The Mercosur common market was established among Argentina, Brazil, Paraguay and Uruguay with the signing in March 1991 of the Treaty of Asuncion. Chile and Bolivia subsequently became associate members in 1997.

     Mercosur’s objective is to gradually integrate the economies of its member countries, through the elimination of trade barriers, the harmonization of macroeconomic policies and the establishment of a common external tariff and a common external trade policy.

•	Internal trade barriers. Internal trade barriers, including import tariff and export subsidies, were originally scheduled to expire in 1994. This goal has not yet been achieved, although internal barriers have been gradually reduced, with the exception of import tariffs imposed by Argentina on certain Brazilian products after the devaluation of the Brazilian real in 1999.

•	External tariffs. In 1995, the Mercosur countries agreed to a schedule of common external tariffs, which ranged from 0% to 20%. In 1997, the external common tariffs were temporarily increased by 3.0%. From 2000 through 2003, this additional tariff was reduced several times. As of December 31, 2003, the external common tariff ranged from 0% to 35%. The Mercosur countries have also agreed to exceptions to the external common tariffs that encompass a broad range of products.

•	External trade policy. The Mercosur countries have agreed not to undertake individual trade negotiations with non-member countries or organizations unless previously authorized by Mercosur.

     Trade relations. During the early 1990s, trade among Mercosur countries expanded, not only because of the liberalization of trade among its member countries, but also because of improved economic conditions in the region and the convergence of the economic policies of Brazil and Argentina, Mercosur’s largest members. However, the series of international financial crisis that affected emerging markets starting in the mid-1990s hampered the evolution of Mercosur.

     Following the devaluation of the Brazilian real in 1999, the focus of Mercosur shifted from implementing the various agreements that had been reached and addressing outstanding issues in areas such as services trade and government procurement, to tackling more immediate concerns. These included the artificial disruption of trade patterns resulting from differences in real exchange rates among member countries. As a result of this disruption and the downturn in the regional and global economies, it became increasingly difficult to effectively coordinate macroeconomic and trade policies and trade among Mercosur countries declined.

     In 2000, the Mercosur countries launched an initiative to revitalize the evolution of Mercosur. Known as the Programa de Relanzamiento del Mercosur (Program to Re-Launch Mercosur), this initiative sought to establish a set of goals for the convergence of the principal macroeconomic variables of member countries, such as fiscal benchmarks, pricing levels and level of indebtedness. Moreover, in September 2003, the Mercosur countries agreed to plan the launch of the Instituto Monetario del Mercosur (the Mercosur Monetary Institute) to foster cooperation among the central banks of member countries.

Foreign Investment

     Regulation

     Prior to the 1990s, Argentina maintained significant barriers to foreign investment. Following the implementation of the Convertibility regime and related reforms in the early 1990s, the Government enacted structural reforms designed to attract foreign investment. These reforms included the adoption of a legislative framework that ensures equal treatment of foreign and local investors, privatization of state enterprises, foreign access to all sectors of the economy and the lifting of barriers and procedural hurdles to capital flows.

     In December 2001, to stem the significant capital outflows that were crippling the Argentine economy, particularly its banking sector, the Government imposed strict restrictions on transfers of funds from Argentina, reversing some of the reforms adopted during the 1990s. These restrictions significantly impaired the ability of foreign investors to remit their profits abroad or withdraw their investments from the Argentine economy. Some of these restrictions were lifted in 2003, as the significant shift in the current account in 2002 and 2003 eased the outflow of foreign reserves from the Argentine economy. For a description of these restrictions see “Monetary Section—Foreign Exchange and International Reserves.” In addition, in 2004 the Government placed certain restrictions on the ability of foreign companies to make investments in Argentina through special purpose vehicles.

     Evolution of Portfolio and Foreign Direct Investment

     The following table sets forth information on portfolio investment, foreign direct investment and other investment in the Argentine economy:

Flows of Portfolio, Foreign Direct and Other Investment
(in millions of U.S. dollars)

	1999	2000	2001	2002	2003
Direct Investment:
In Argentina by non-Argentine residents(1)	$23,988	$10,418	$2,166	$785	$478
Outside Argentina by Argentine residents(2)	(1,730)	(901)	(161)	627	(774)

Direct Investment, net	22,257	9,517	2,005	1,412	(296)

Portfolio Investment:
In Argentina by non-Argentine residents(1)	(4,780)	(1,331)	(9,574)	(6,802)	(7,588)
Outside Argentina by Argentine residents(2)	(2,005)	(1,252)	212	477	(95)

Portfolio Investment, net	(6,785)	(2,584)	(9,362)	(6,325)	(7,683)

Other Investment:(3)
In Argentina by non-Argentine residents(1)	1,012	3,065	3,863	1,207	9,326
Outside Argentina by Argentine residents(2)	(2,862)	(1,368)	(1,907)	(8,780)	(4,302)

Other Investment, net	$(1,850)	$1,697	$1,956	$(7,573)	$5,024

(1)	Reflects the variation in the value of net local assets owned by non-Argentine residents. If during any period, non-Argentine residents purchased more local assets than they sold, the amount for that period would be positive.

(2)	Reflects the variation in the value of the net external assets owned by Argentine residents. If during one period, Argentine residents purchased more external assets than they sold, the amount for that period would be negative.

(3)	Includes assets (loans, commercial loans and others) and liabilities (trade credit, loans, arrears and others).

Source: Ministry of Economy.

     Foreign Direct Investment

     Foreign direct investment in Argentina increased significantly following the implementation of the Convertibility regime and the elimination of barriers to foreign investment. A significant portion of the capital inflows in the early to mid-1990s resulted from the privatization of state-owned entities that attracted private foreign capital.

     Net foreign direct investment peaked in 1999 with the last major privatization in Argentina, the acquisition of the state-owned energy company YPF by Spain’s Repsol S.A. This acquisition accounted for U.S.$15.2 billion of the U.S.$24.0 billion in total foreign direct investment for that year.

     In 2000, as privatizations came to an end and foreign investors increasingly lost confidence in the Argentine economy, capital inflows from foreign direct investment declined significantly. Net direct investment decreased 57.2% in 2000 to U.S.$9.5 billion, 78.9% in 2001 to U.S.$2.0 billion and 29.6% in 2002 to U.S.$1.4 billion.

     In 2003, net foreign direct investment continued to decline, resulting in a net outflow of capital of U.S.$296 million. This net outflow in foreign direct investment was partially offset by an increase in the returns on foreign direct investment by Argentine residents outside of Argentina.

     The following tables set forth information on net foreign direct investment in Argentina by sector of the economy, for the periods shown:

Foreign Direct Investment by Sector
(in millions of U.S. dollars)

	1999	2000	2001	2002	2003
Mining and extractives (including petroleum and gas)	$15,896	$17,657	$18,110	$12,009	n/a
Manufacturing	18,610	19,919	19,289	12,075	n/a
Electricity, gas and water	8,306	7,951	8,611	4,427	n/a
Transportation, storage and communication	5,196	6,997	6,243	455	n/a
Commerce, hotels and restaurants	3,002	2,938	3,220	1,133	n/a
Financial services, insurance and real estate	6,403	5,102	6,450	2,079	n/a
Other(1)	4,673	7,206	7,012	2,610	n/a

Total Foreign Direct Investment	$62,087	$67,770	$68,935	$34,790	n/a

(1)	Includes agriculture, livestock, fisheries and forestry, construction, and community, social and personal services.

Source: Ministry of Economy.

Foreign Direct Investment by Sector
(as % of total foreign direct investment)

	1999	2000	2001	2002	2003
Mining and extractives (including petroleum and gas)	25.6%	26.1%	26.3%	34.5%	n/a
Manufacturing	30.0	29.4	28.0	34.7	n/a
Electricity, gas and water	13.4	11.7	12.5	12.7	n/a
Transportation, storage and communication	8.4	10.3	9.1	1.3	n/a
Commerce, hotels and restaurants	4.8	4.3	4.7	3.3	n/a
Financial services, insurance and real estate	10.3	7.5	9.4	6.0	n/a
Other(1)	7.5	10.6	10.2	7.5	n/a

Total foreign direct investment	100.0%	100.0%	100.0%	100.0%	n/a

(1)	Includes agriculture, livestock, fisheries and forestry, construction, and community, social and personal services.

Source: Ministry of Economy

     Most of the foreign direct investment in Argentina has traditionally come from Europe, and in particular Spain. Foreign direct investment from Europe represented approximately 52.8% of total foreign direct investment in 2002, while foreign direct investment from the United States represented approximately 27.7% during this year.

     The following table sets forth information on net foreign direct investment in Argentina by country of origin:

Foreign Direct Investment by Country of Origin
(in millions of U.S. dollars)

	1999	2000	2001	2002	2003
France	$4,993	$5,458	$6,958	$3,302	n/a
Germany	2,047	2,214	1,909	1,160	n/a
Italy	3,191	3,418	3,219	1,195	n/a
Netherlands	2,707	2,478	2,500	1,338	n/a
Spain	14,194	18,530	19,031	9,156	n/a
United Kingdom	1,503	1,629	1,674	850	n/a
Others	1,945	2,298	2,296	1,359	n/a

Total Europe	30,580	36,026	37,587	18,362	n/a

United States	20,435	20,825	20,576	9,627	n/a
Others	1,407	858	1,108	459	n/a

Total North America	21,842	21,956	21,685	10,085	n/a

Central America and Caribbean	747	694	441	277	n/a
Chile	3,081	3,334	3,492	1,593	n/a
Others	899	1,030	1,068	1,407	n/a

Total South America	3,980	4,364	4,560	3,000	n/a

Other regions	4,939	4,729	4,662	3,066	n/a

Total	$62,087	$67,770	$68,935	$34,790	n/a

Source: Ministry of Economy.

Foreign Direct Investment by Country of Origin
(as % of total foreign direct investment)

	1999	2000	2001	2002	2003
France	8.0%	8.1%	10.1%	9.5%	n/a
Germany	3.3	3.3	2.8	3.3	n/a
Italy	5.1	5.0	4.7	3.4	n/a
Netherlands	4.4	3.7	3.6	3.8	n/a
Spain	22.9	27.3	27.6	26.3	n/a
United Kingdom	2.4	2.4	2.4	2.4	n/a
Others	3.1	3.4	3.3	3.9	n/a

Total Europe	49.3	53.2	54.5	52.8	n/a

United States	32.9	30.7	29.8	27.7	n/a
Others	2.3	1.3	1.6	1.3	n/a

Total North America	35.2	32.4	31.5	29.0	n/a

Central American and Caribbean	1.2	1.0	0.6	0.8	n/a
Chile	5.0	4.9	5.1	4.6	n/a
Others	1.4	1.5	1.5	4.0	n/a

Total South America	6.4	6.4	6.6	8.6	n/a

Other regions	8.0	7.0	6.8	8.8	n/a

Total	100.0%	100.0%	100.0%	100.0%	n/a

Source: Ministry of Economy.

     Portfolio Investment

     Portfolio investment, consisting of the purchase of stocks, bonds or other securities, tend to be highly liquid and short-term, making them highly responsive to fluctuations in the market. During the 1990s, Argentina’s active securities markets in bonds and equities attracted significant amounts of foreign portfolio investment, which fed the country’s need for foreign capital and fueled economic growth.

     Following the Russian crisis in late 1998 and the devaluation of the Brazilian real in January 1999, net portfolio investment dropped from a U.S.$8.8 billion surplus to a U.S.$6.8 billion deficit. The capital flight eased slightly in 2000, with portfolio outflows decreasing 62% to a U.S.$2.6 billion deficit.

     The portfolio outflows in 1999 and 2000 resulted primarily from the reluctance of foreign investors to invest in Argentina, due to external factors but also the country’s deteriorating economic and fiscal conditions. It was also the byproduct, however, of the manner in which foreign direct investment transactions were sometimes structured, which resulted in an increase in portfolio outflows. For instance, domestic shareholders (other than the national and provincial governments) that sold their shares of YPF to Repsol S.A. in 1999, received in exchange shares of Repsol. This acquisition of foreign shares by Argentine residents resulted in a portfolio outflow.

     In 2001, as it became increasingly evident that the Convertibility regime and the Government’s debt burden were unsustainable, net portfolio investment plummeted 262.4%, reaching a U.S.$9.4 billion deficit.

     The restrictions on capital flows imposed by the Government in 2002 eased slightly the capital flight, particularly of domestic capital. Accordingly, in 2002 net portfolio outflows decreased 32.4% to a U.S.$6.3 billion deficit. In 2003, however, net portfolio outflows increased, to U.S.$7.7 billion. This increase reflected the lifting of certain restrictions on capital flows in 2003, which allowed Argentine debtors who were in a position to resume debt payments to do so, and gave Argentine residents greater latitude to invest abroad.

MONETARY SYSTEM

The Central Bank

     Founded in 1935, the Central Bank is the principal monetary and financial authority in Argentina. It is responsible for maintaining stability in the value of the domestic currency, establishing and implementing monetary policy and regulating the financial sector. It operates pursuant to its charter and the Ley de Entidades Financieras (the Financial Institutions Law).

     The Central Bank is governed by a ten-member board of directors, which is headed by the governor of the Central Bank. The governor of the Central Bank and the members of the board of directors are appointed by the President and approved by the Senate. They serve for fixed terms of six years, may be re-appointed and may be removed by the President only for cause. Under the terms of its charter, the Central Bank must operate independently from the Government.

Monetary Policy

     Monetary Policy Prior to the Crisis

     Argentina’s monetary policy from 1991 through 2001 was dictated by the Convertibility Law of 1991, which fixed a one-to-one exchange rate between the peso and the U.S. dollar and required the Central Bank to maintain international reserves at least equal to the monetary base (consisting of domestic currency in circulation and peso-denominated deposits of financial entities with the Central Bank). Up to a third of these reserves could be in the form of U.S. dollar-denominated Government securities, although the amount of these securities could not increase by more than 10.0% each year. Under this monetary regime, the peso was fully convertible into the U.S. dollar at a one-to-one exchange rate and the money supply could be increased only if the level of Central Bank’s gross international reserves exceeded the monetary base.

     The Convertibility Law was complemented by the 1992 amendments to the Central Bank charter, which limited the Central Bank’s discretion with respect to the money supply. These amendments established as the Central Bank’s principal goal maintaining the value of the domestic currency, precluded the Central Bank from providing credit to the Government, except indirectly through purchases of Government securities, and allowed the Central Bank to provide credit to the banking sector only on a temporary and secured basis and only for the purpose of covering short-term liquidity needs. By limiting the Government’s ability to expand the money supply, the Convertibility regime dramatically reduced annual inflation, from 1,344% in 1990 to 0.7% in 1998.

     The monetary tools available to the Central Bank during the Convertibility regime included the capacity to regulate banks’ reserves, a limited role as a lender of last resort to cover short-term liquidity needs of financial institutions and a limited ability to engage in the sale and purchase of domestic assets such as peso-denominated Government bonds (these transactions are generally referred to as open-market operations). The restrictions imposed by the Convertibility regime, however, significantly curtailed the Central Bank’s ability to use these tools. The Central Bank could only employ these tools if its international reserves exceeded the monetary base. These limitations surfaced as the Central Bank struggled to address the liquidity crisis triggered by the devaluation of the Mexican Peso in December 1994.

     Several reforms were introduced following the devaluation of the Mexican peso to address the limitations of the Convertibility regime, including the following:

•	The traditional reserve system pursuant to which financial institutions were required to hold foreign- currency deposits at the Central Bank was replaced by a liquidity system under which a portion of banks’ liabilities could also be backed by other assets, such as deposits in foreign low risk institutions and other financial instruments with low risk and high liquidity. This modification of the reserve system effectively reduced the level of cash deposits that banks had to maintain at the Central Bank, thus improving their level of liquidity.

•	The Central Bank charter was amended to allow the Central Bank to incur foreign-currency denominated indebtedness.

•	The Central Bank charter was amended to allow the Central Bank to provide short-term loans to financial institutions (so long as the Convertibility regime requirements were not compromised).

•	The Central Bank entered into contingent securities-repurchase agreements with 13 major international banks, a portion of which were backed by lines of credit from the World Bank and the Inter-American Development Bank. The Central Bank could draw on these repurchase facilities to provide short-term liquidity to the banking sector.

     These reforms increased the Central Bank’s ability to inject liquidity into the banking system at times of crisis, without compromising the peso’s one-to-one peg to the U.S. dollar.

     Monetary Policy During the Initial Stages of the Crisis

     The Russian financial crisis of late 1998 and the devaluation of the Brazilian real in January 1999 weakened investors’ confidence in emerging markets and in Argentina’s ability to maintain the Convertibility regime. This triggered a significant reduction in net capital inflows to Argentina’s private sector. By 2000, the amount of dollars leaving the Argentine economy exceeded the amount of dollars entering the Argentina economy. To maintain the peso’s one-to-one exchange rate as required by the Convertibility regime, the Central Bank was forced to sell dollars for pesos in Argentina’s foreign exchange market. As pesos were taken out of circulation, the monetary base contracted 8.7% during 2000, fueling recessionary conditions in the country.

     As the crisis deepened, the Central Bank struggled to provide liquidity to the economy, while maintaining the value of the peso against the dollar. In 2001, the Central Bank introduced several reforms to the system of minimum reserves that financial institutions were required to maintain at the Central Bank, including the following:

•	In May 2001, the Central Bank introduced greater flexibility by separating the minimum reserve requirements applicable to demand deposits from those applicable to term deposits, giving the Central Bank greater flexibility. The Central Bank set the minimum reserve requirements at 15.5% for demand deposits and from 10.0% to 22.0% for term deposits, depending on the maturity of the deposit. No reserve requirement applied to term deposits with a maturity in excess of 360 days.

•	In May 2001, the Central Bank also began to pay interest on deposits made by banks to meet their minimum reserve requirements, allowing banks to meet their reserve requirements in either local or foreign currency, so long as they maintained their reserves in currencies equivalent to those in which the underlying deposits were denominated, and permitted banks to fulfill their minimum reserve requirements with Government bonds and not only with cash.

•	In July 2001, the Central Bank began a gradual reduction of minimum reserve requirements for term deposits in order to stimulate lending and economic activity. Between July and December 2001, the Central Bank progressively reduced the minimum reserve requirements for term deposits from a range of 10.0% to 22.0% to a range of 3.0% to 15.0%.

•	In October 2001, the Central Bank increased minimum reserve requirements for demand deposits from 15.5% to 18.5%.

•	In order to increase the level of international reserves in the financial system, in November 2001 the Central Bank lowered the limit of reserves financial institutions could maintain outside Argentina, causing the repatriation of a portion of these external reserves.

     The Collapse of the Convertibility Regime

     The efforts to sustain the Convertibility regime failed because, regardless of the technical merit that the different initiatives may have had, the economic policy in itself was unsustainable for Argentina. The crux of the problem was that the Convertibility regime was associated with an over-appreciated real exchange rate, while at the same time, due to its intrinsic characteristics, it lacked the necessary flexibility to react to the external shocks that so frequently affected the Argentine economy. This rigidity was exacerbated by regulatory changes, especially in the financial sphere, which were enacted as part of the commitment to the maintenance of the peso peg to the dollar. Consequently, the Convertibility regime generated structural imbalances in production, employment, fiscal situation, external accounts, and evolution of the public debt.

     By December 2001, the continued capital flight from the Argentine economy had made the Convertibility regime unsustainable. On January 6, 2002, the Argentine Congress enacted the Law of Public Emergency and Reform of the Exchange Rate Regime (which we refer to as the “Public Emergency Law”), which effectively brought an end to the Convertibility regime by eliminating the requirement that the Central Bank’s gross international reserves be at all times equal to at least 100% of the monetary base. The Public Emergency Law abolished the peg between the peso and the U.S. dollar and granted the executive branch the power to regulate the foreign exchange market and to establish foreign exchange rates. The peso currently floats against the U.S. dollar.

     These changes in the foreign exchange regime completely altered the monetary framework of Argentina. Although the Central Bank continues to intervene in the foreign exchange market from time to time by buying or selling pesos in order to minimize drastic fluctuations in the exchange rate, the Central Bank is no longer legally required to maintain the value of the peso against the dollar. Accordingly, increases in the demand for U.S. dollars no longer force the Central Bank to contract the money supply by limiting the amount of pesos in circulation.

     Since the approval of the Public Emergency Law, the Government has introduced several amendments to the Central Bank’s charter. These amendments:

•	allow the Central Bank to print pesos in excess of its international reserves;

•	allow the Central Bank to provide direct temporary advances to the Government, but only up to an overall cap equal to 12% of the monetary base plus 10% of the Government’s total tax collections for the prior twelve months. Additionally, temporary advances intended for purposes other than repayment of debt owed by the Government to multilateral lenders may not exceed 12% of the monetary base. The Government pays no interest on these temporary advances and must repay them within one year. If it fails to do so, it may not receive additional advances from the Central Bank; and

•	loosened the restriction on the Central Bank’s ability to provide credit to private financial institutions facing liquidity and solvency difficulties, primarily by lifting restrictions on the term and maximum amount of these credits.

     Monetary Policy Following the Collapse of the Convertibility Regime

     After the devaluation of the peso, the Central Bank focused its monetary policy on providing adequate liquidity to the economy to foster its recovery, while trying to manage the rate of inflation and stabilize the exchange rate. During 2002, particularly during the first half of the year, the Central Bank’s ability to implement its monetary policy was hindered by:

•	the volatility in the demand for pesos following the devaluation;

•	the collapse of the financial sector at the end of 2001;

•	the onerous restrictions on deposit withdrawals and on the extension of credit imposed by the Government; and

•	the issuance of quasi-currency by the Government and the provinces.

     Beginning in the second half of 2002, the adjustments in Argentina’s balance of payments and the stabilization in the value of the peso allowed the Central Bank to more effectively manage the level of liquidity.

     During 2002 and 2003 the Central Bank’s principal monetary policies were as follows:

•	Increase credit to the public sector. The Central Bank increased its level of credit to the Government by providing it with temporary advances of Ps.3.4 billion in 2002 and Ps.7.4 billion in 2003. The amounts borrowed by the Government in 2002 were repaid in 2003 and those borrowed in 2003 are being paid in 2004 as scheduled.

•	Increase credit to the financial system. The Central Bank increased its level of credit to the financial system through collaterized loans (known as rediscounts) and temporary advances by Ps.12.6 billion in the first half of 2002. During the second half of 2002, the Government eliminated the rediscount mechanism, although it continued to make Central Bank credit available to the financial system in other ways. Central Bank credit to the financial system increased only marginally in 2003 due to a reduction in the demand for these funds. This resulted from the increase in deposits and the reduction in non-financial private sector lending in 2003, both of which left banks with an excess supply of funds to lend. As a result, during 2003, several financial institutions began repaying funds they had borrowed from the Central Bank in 2002. The Central Bank allowed financial institutions to repay credits in the form of rediscounts by canceling Government debts.

•	Introduction of new financial instruments: To increase the efficiency with which it could manage the level of liquidity in the banking sector and to establish benchmark reference interest rates, the Central Bank introduced two different types of financial instruments. In March 2002, it began issuing short-term notes known as LEBACs and in December 2003 it began issuing medium-term notes known as NOBACs. LEBACs are issued principally in pesos, but also in U.S. dollars and pesos adjusted for inflation by CER. NOBACs are issued only in pesos and pesos adjusted for inflation. By buying or selling these instruments through open-market operations, the Central Bank can more efficiently manage the money supply and affect interest rates. As of December 31, 2003, the Central Bank had placed a total of Ps.9.4 billion in LEBACs and Ps.178.4 million in NOBACs in the market.

•	Increase international reserves. Beginning in the second half of 2002, as income from trade increased and the demand for pesos began to recover, the Central Bank was able to begin replenishing its international reserves. As a result, the Central Bank’s international reserves increased from U.S.$9.6 billion as of June 28, 2002 to U.S.$14.1 billion as of December 31, 2003. The Central Bank’s purchase of foreign currencies increased the amount of pesos in circulation.

•	Modifications of minimum reserve requirements. During 2002 and 2003, the Central Bank regularly modified minimum reserve requirements to foster an adequate level of credit in the economy, without compromising the viability of the financial system. As of December 31, 2003, the minimum reserve requirement for demand deposits was 20%, and for term deposits it ranged from 3% to 18%, depending on the maturity of the deposit.

     To improve its decision-making ability, on September 10, 2003 the Central Bank announced that beginning in January 2005 it would adopt inflation targeting as the basis of its monetary policy. Currently, the Central Bank adjusts its monetary policy based on targets for the various monetary aggregates (M1, M2 and M3). These aggregates measure the different levels of liquidity of the financial sector, with M1 measuring the level of pesos in circulation (including the level of peso-denominated demand deposits). Under inflation targeting, instead of setting a target for the monetary aggregates, the Central Bank would establish a target for the rate of inflation, and adjust its monetary policy to meet this target. Inflation forecasting is expected to improve the information that the Central Bank uses to make decisions.

     During 2003, the Central Bank also redeemed a substantial portion of the quasi-currency bonds circulating in the economy. For a discussion of this redemption process see “Public Sector Finances—Fiscal Relations With the Provinces—Federal Assistance to the Provinces.”

     The following table sets forth information on the Central Bank’s balance sheet as of the dates indicated:

Central Bank Balance Sheet
(in millions of pesos, except where otherwise stated)

	As of December 31,
	1999		2000		2001		2002		2003
Assets:
International reserves:
Gold	Ps.	122	Ps.	7	Ps.	3	Ps.	11	Ps.	11
Foreign currency		1,063		643		1,980		2,470		3,611
Placements of foreign currency		17,816		17,694		12,968		32,755		37,910
Public bonds		137		428		3,345		0		0
Other(1)		12		3		(5)		(62)		(100)
Total international reserves(2)	Ps.	19,151	Ps.	18,775	Ps.	18,289	Ps.	35,173	Ps.	41,433
Public bonds(3)		1,636		1,812		2,548		2,895		7,790
Credits to:
The Government (temporary advances)(4)		—		—		—		700		7,369
The financial system		1,354		1,005		4,967		17,602		17,813
International organizations(5)		6,152		6,863		15,770		54,835		51,535
Other assets(6)		11,057		10,676		9,344		7,261		1,363

Total assets		39,351		39,132		50,918		118,466		127,303
Liabilities:
Monetary Base:
Currency in circulation(7)		16,493		15,054		10,960		18,802		30,316
Current accounts in pesos(8)		—		—		933		10,349		16,075

Total monetary base		16,493		15,054		11,892		29,151		46,391
Current accounts in foreign currencies		31		23		5,876		1,014		3,767
Deposits:
Government deposits		—		—		4,000		67		259
Other deposits		961		1,789		396		662		704

Total deposits		961		1,789		4,396		729		963
Obligation to international organizations		5,770		6,265		15,132		52,584		49,436
Central Bank notes:
Notes issued in foreign currency		—		—		—		622		268
Notes issued in pesos		—		—		—		2,712		9,295

Total Central Bank notes(9)		—		—		—		3,334		9,563
Other liabilities		12,259		11,780		10,480		12,968		7,521

Total liabilities		35,514		34,911		47,777		99,780		117,640

Net assets	Ps.	3,837	Ps.	4,220	Ps.	3,142	Ps.	18,686	Ps.	9,662

Memorandum items:
International reserves (in millions of U.S. dollars)		19,151		18,775		18,289		10,459		14,119
International reserves of the central bank (in months of total imports)		9.5		9.4		11.5		14.8		12.9
Exchange rate Ps./US$(10)		1.00		1.00		1.00		3.36		2.93

(1)	Includes the Asociación Latinoamericana de Integración, or ALADI.

(2)	Includes short-term foreign-currency denominated bonds and foreign-currency denominated deposits.

(3)	Includes 1990 Consolidated Treasury Note, IMF Obligation and others.

(4)	For 2002 the total of transitory advances does not coincide with the total that appears in “Public Debt” because of differences in the dates on which such amounts were recorded by the Government and by the Central Bank.

(5)	Includes transfers to International Organizations from the Government accounts and transfers to the Government from issuances by the IMF.

(6)	Includes transition accounts and others.

(7)	Includes cash in vaults at banks and does not include quasi-currencies.

(8)	Includes bank reserves in pesos at Central Bank.

(9)	Includes LEBACs and NOBACs.

(10)	Exchange rate used by the Central Bank to publish its balance sheet.

Source: Central Bank.

Liquidity Aggregates

     Argentina’s monetary base consists of domestic currency in circulation (including cash held in vaults by banks) and peso-denominated deposits of financial entities with the Central Bank. Additionally, the Central Bank employs the following monetary aggregates to measure the level of liquidity in the Argentine economy:

•	M1 measures domestic currency in circulation plus peso-denominated demand deposits;

•	M2 measures M1 plus peso-denominated savings deposits; and

•	M3 measures M2 plus all other peso-denominated deposits and foreign-currency denominated deposits.

     During 1999, despite the pronounced decrease in net capital inflows triggered by the Russian financial crisis of late 1998 and the devaluation of the Brazilian real in January 1999, the monetary base increased by 0.8% to U.S.$16.5 billion, as the amount of dollars entering the Argentine economy continued to offset the amount of dollars leaving the Argentine economy. However, because this increase in the money supply was significantly lower than the rate of increase registered during the prior three years, it had an adverse effect on the level of economic activity.

     In 2000 and 2001, the monetary base decreased significantly, as it became increasingly difficult to offset the increasing conversion by the public of pesos into dollars and the reduction in net capital inflows to the private sector (which turned into capital outflows of U.S.$5.4 billion by 2001) within the constraints of the Convertibility regime.

     As of December 31, 2000, the monetary base had decreased to U.S.$15.1 billion, an 8.7% decline from December 31, 1999. As of December 31, 2001 the monetary base had further decreased to U.S.$11.9 billion, a 21.0% decline from December 31, 2000.

     After the end of the Convertibility regime, the rise in the level of credit provided by the Central Bank to both the public and private sectors resulted in an increase in the monetary base in nominal peso terms. The monetary base thus increased 145.1% to Ps.29.2 billion in 2002. In 2003, the monetary base continued to increase, by 59.1% to Ps.41.4 billion in 2003, this time fueled primarily by the Central Bank’s purchases of international reserves, which put more pesos into circulation and the redemption of federal and provincial quasi-currencies in the market. In total, from December 31, 2001 to December 31, 2003, the monetary base expanded by 290.1%. The issuance of Lebac and Nobac in 2002 and 2003 served as the Central Bank’s monetary-policy tool to reduce liquidity.

     The following tables set forth information on Argentina’s liquidity aggregates as of the dates indicated:

Liquidity Aggregates(1)
(in millions of pesos)

	As of December 31
	1999		2000		2001		2002		2003
Currency in circulation(2)	Ps.	13,721	Ps.	12,556	Ps.	9,073	Ps.	16,416	Ps.	26,631
M1(3)		22,843		22,117		15,834		30,847		48,975
M2(4)		30,936		30,012		20,478		40,140		63,724
M3(5)		92,383		96,374		74,237		84,107		117,063
Monetary base		16,493		15,054		11,892		29,151		46,391

(1)	Figures in this table reflecting amounts of deposits may differ from those presented in the tables “Deposits by Sector and by Type of Financial Institution” and “Deposits by Sector and by Type of Deposit” because the numbers in this table are updated more frequently by the Central Bank.

(2)	Does not include cash in vaults at banks or quasi-currencies.

(3)	M1: Domestic currency in circulation + peso-denominated demand deposits.

(4)	M2: M1 + peso-denominated savings deposits.

(5)	M3: M2 + all other peso-denominated deposits + total foreign currency denominated deposits, principally in U.S. dollars.

Source: Central Bank.

Liquidity Aggregates(1)
(% change from previous year)

	As of December 31
	1999	2000	2001	2002	2003
Currency in circulation(2)	1.7%	(8.5)%	(27.7)%	80.9%	62.2%
M1(3)	(3.9)	(3.2)	(28.4)	94.8	58.8
M2(4)	(4.7)	(3.0)	(31.8)	96.0	58.8
M3(5)	2.3	4.3	(23.0)	13.3	36.2
Monetary base	0.8	(8.7)	(21.0)	145.1	59.1

(1)	Figures in this table reflecting amounts of deposits may differ from those presented in the tables “Deposits by Sector and by Type of Financial Institution” and “Deposits by Sector and by Type of Deposit” because the numbers in this table are updated more frequently by the Central Bank.

(2)	Does not include cash in vaults at banks or quasi-currencies.

(3)	M1: Domestic currency in circulation + peso-denominated demand deposits.

(4)	M2: M1 + peso-denominated savings deposits.

(5)	M3: M2 + all other peso-denominated deposits + total foreign currency denominated deposits, principally in U.S. dollars.

Source: Central Bank.

     In 1999, the increase in the M3 as compared to the decreases in the M1 and the M2 reflected transfers of deposits from short-term peso-denominated deposits to longer-term and dollar-denominated deposits. This shift was due to investors’ increasing lack of confidence in the stability of the peso coupled with their seeking higher interest rate returns. At the same time, currency in circulation increased only modestly. In 2000, currency in circulation declined as the other liquidity aggregates reflected the same trends as in 1999. The economic recession and investors’ transfer of deposits from pesos into dollars was most significant in 2001, as currency in circulation declined 27.7%, which was also attributable to the introduction of federal and provincial quasi-currencies into the market in that year that are not reflected as currency in liquidity aggregates. The 23.0% decline in the M3 in 2001 reflected the overall withdrawal of deposits from the financial system.

     Renewed confidence in the value of the peso in the second half of 2002, coupled with low inflation and an increase in the reserves of the financial system, drove the increase in all of the liquidity aggregates during this period. The larger increase of the M1, M2 and M3 in 2002, as compared to currency in circulation, reflected the return of deposits to the financial system. In 2003, the increase in all of the liquidity aggregates followed the same trends as for 2002, although the larger relative increase of currency in circulation as compared to the other monetary aggregates reflected the redemption of the federal and provincial quasi-currencies from the market.

Foreign Exchange and International Reserves

     Until the collapse of the Convertibility regime in January 2002, the Central Bank regularly intervened in the foreign exchange market, selling and buying dollars as necessary to maintain the peg between the value of the peso and the value of the dollar. Under the Convertibility regime there were no foreign exchange restrictions, all of which had been removed on or prior to December 1989. Due to the ease of conversion between pesos and dollars and the lack of restrictions on capital flows, Argentina’s foreign exchange market was vulnerable to external shocks such as increases in international interest rates (in particular U.S. interest rates), and speculative outflows triggered by foreign financial crises.

     The capital flight triggered by the external crises beginning in late 1998 forced the Central Bank to intervene in the foreign exchange market to maintain the peso’s value against the dollar as follows:

•	In 2000, the Central Bank’s net sales of U.S. dollars totaled U.S.$376 million. As a result, its gross international reserves decreased by 2.0%, to U.S.$18.8 billion (of which U.S.$428 million or 2.3% consisted of U.S. dollar-denominated Government securities).

•	In 2001, the Central Bank’s net sales of U.S. dollars totaled U.S.$486 million. As a result, the Central Bank’s gross international reserves decreased 2.6% to U.S.$18.3 billion (of which U.S.$3.3 billion or 18.3% consisted of foreign-currency denominated Government securities).

     Following passage of the Public Emergency Law in January 2002, the Central Bank was no longer legally required to maintain the a one-to-one exchange rate between the peso and the U.S. dollar. The executive branch was given authority to establish the exchange rate and to regulate the foreign exchange market.

     The Government initially established a temporary dual exchange rate system, with an official exchange rate for certain types of trade-related transactions and a floating exchange rate for all other transactions. This temporary dual exchange rate system was quickly abandoned and the Government allowed the peso exchange rate to float. In 2002, the peso depreciated more than 236% against the dollar, reaching its lowest level of Ps.3.87 per one U.S.$1.00 on June 26, 2002.

     During 2002, the Central Bank continued to sell dollars in the foreign exchange market, but in a less pronounced manner, with the goal of slowing the devaluation of the peso. As a result, the Central Bank’s international reserves further decreased 42.8% to U.S.$10.5 billion as of December 31, 2002. Additionally, during 2002 the Central Bank adopted new regulations for foreign exchange transactions designed to increase the demand for pesos and curb the capital outflows. For a description of these regulations see “Monetary System —Restrictions on Foreign Exchange Transactions.”

     By the fall of 2002, the devaluation of the peso had triggered a sharp reversal in the external sector’s current account, as imports decreased due primarily to the rise in the prices of foreign goods. The resulting decrease in the balance of payments deficit, combined with the new regulations on foreign exchange transactions, eased the downward pressure on the peso and began to stabilize the exchange rate. During 2003, the net amount of dollars entering the Argentine economy through trade finally exceeded the amount of capital leaving the Argentine economy. As a result, the peso began to appreciate in value against the dollar. As of December 31, 2003, the exchange rate had reached Ps. 2.93 per U.S.$1.00 and the Central Bank’s international reserves increased 35.0% to U.S.$14.1 billion.

     The following table sets forth the peso’s exchange rate against the U.S dollar since the end of the Convertibility regime:

Nominal Exchange Rate
(pesos per U.S. dollar)

	Average	At end of period
2001	1.00	1.00
2002(1)	3.07	3.36
2003	2.95	2.93
2004:
January	2.89	2.94
February	2.93	2.92
March	2.90	2.86
April	2.84	2.85
May	2.92	2.96
June	2.96	2.96
July	2.96	2.98
August	3.01	3.00

(1)	From January 1, 2002 until March 3, 2002, the nominal exchange rate used is the “valuation exchange rate” and since March 4, 2002, the exchange rate used is the “reference exchange rate” (both of which are published by the Central Bank).
Source: Central Bank.

     Restrictions on Foreign Exchange Transactions

     To stem the capital flight and stabilize the peso exchange rate, in 2002 the Central Bank imposed restrictions on foreign exchange transactions and capital outflows from Argentina. Set forth below is a summary of these restrictions, some of which remain in place:

•	Export and Import Transactions

–	Beginning in February 2002, exporters were required to exchange in the local exchange market the foreign currency proceeds of their export activities within a certain period after the transaction was consummated. This period varies depending on the type of product or service, with the maximum term extending up to 360 days after the export transaction was consummated. This restriction remains in place.

–	Beginning in June 2002, exporters were required to sell the foreign currency proceeds of their export activities in excess of U.S.$1.0 million to the Central Bank (this threshold was subsequently decreased several times, but in January 2003 was reset at U.S$1.0 million, as the demand for pesos increased). In May 2003, the Central Bank lifted this requirement.

–	Beginning in February 2002, importers were required to make payments for imported goods (not services) 90 to 180 days in advance. In November 2002, the Central Bank lifted this requirement for capital goods and in March 2003 it began to ease this requirement for all imported goods.

•	Capital Transfers

–	Beginning in the first quarter of 2002, with limited exceptions, purchases of foreign currencies for debt service (including principal and interest payments) and remittance of investment profits had to be authorized by the Central Bank. The Government began easing these requirements in March 2003. As of December 31, 2003, foreign currencies could generally be freely purchased in the local market to make payments of principal and interest and for remittance of profits, subject to certain procedural requirements.

–	Beginning in September 2002, residents’ purchases of foreign currencies in excess of U.S.$100,000 per month for certain transactions (including real estate transactions, portfolio investment and purchases of travelers checks) had to be authorized by the Central Bank. This threshold was subsequently increased several times. As of December 31, 2003 it stood at U.S.$500,000. Additionally, as of December 31, 2003, non-Argentine residents in Argentina were limited to monthly purchases of foreign currencies of up to U.S.$5,000.

–	In June 2003, the Government issued a decree requiring recipients of foreign currency transfers from abroad to wait 180 days before retransferring such amounts abroad, with exceptions for certain foreign commercial transactions and foreign direct investment.

Inflation

     Prior to the adoption of the Convertibility regime, Argentina had been plagued by high inflation. By the late 1980s, Argentina was facing its latest bout of hyperinflation, with the CPI increasing by 1,344% in 1990. The restrictions imposed by the Convertibility regime brought this to an end. By 1996, the year-to-year increase in the CPI had dropped below 1%, as was the case for the WPI in 1997.

     The downturn in economic activity starting in the last quarter of 1998, however, brought about price deflation. Wholesale prices were impacted by deflation first, with the WPI decreasing 6.3% in 1998. Price deflation was first observed in the wholesale market due to a worldwide decline in commodity prices, particularly in the agricultural and industrial sectors, in addition to the effects of the recession.

     Wholesale prices increased 1.2% in 1999 and 2.4% in 2000 due in 2000 to strong growth in the Brazilian economy, which increased the demand for Argentine goods, and a recovery of worldwide commodity prices. The return to inflation in the wholesale market in 2000, however, was short-lived, as the WPI registered a 5.3% decline in 2001.

     Consumer prices began to decline in 1999, with the CPI decreasing 1.8% in 1999, 0.7% in 2000 and 1.5% in 2001, due primarily to the drop in consumer demand resulting from the recession.

     Price deflation with respect to the CPI further aggravated Argentina’s economic downturn, as it tended to discourage consumption and put downward pressure on wages. This in turn undermined the ability of creditors to repay debts, increasing the bad-loan portfolio of the banking sector.

     Deflation in both consumer and wholesale prices came to an end in 2002 with the devaluation of the peso, which resulted in a significant increase in the price of foreign goods. The sharp rise in the price of imports created inflationary pressures in the Argentine economy, prompting a significant rise in both consumer and wholesale prices. In 2002, the CPI increased 41% and the WPI increased 118%.

     The rate of inflation stabilized during 2003, due primarily to the appreciation of the peso and prudent fiscal policy. During 2003, the CPI increased 3.7% and the WPI increased 2.0% as compared to the levels registered as of December 31, 2002.

     The following table sets forth inflation rates for the periods indicated:

Inflation(1)
(% change from previous period unless otherwise stated)

	Consumer Price Index	Wholesale Price Index
1999	(1.8)%	1.2%
2000	(0.7)	2.4
2001	(1.5)	(5.3)
2002	41.0	118.0
2003	3.7	2.0
2004:
January	0.4	(0.3)
February	0.1	1.4
March	0.6	0.4
April	0.9	0.8
May	0.7	1.3
June	0.6	0.2
July	0.5	0.9
August(2)	0.3	2.5
First eight months of 2004(2)(3)	4.1%	7.4%

(1)	Annual figures reflect accumulated annual inflation. Monthly figures reflect inflation for that month as compared to the prior month.

(2)	Preliminary figures for Wholesale Price Index.

(3)	Change from December 31, 2003.

Source: Ministry of Economy.

Regulation of the Financial Sector

     The Financial Institutions Law confers significant power on the Central Bank to regulate the financial sector. These powers include authority to fix minimum capital, liquidity and solvency requirements, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses and authorize the establishment of branches of foreign financial institutions in Argentina. The Central Bank also regularly monitors the activities and operations of financial institutions, requiring them to submit periodic financial reports, and is authorized to adopt regulations that further the intent of the Financial Institutions Law.

     The Central Bank regulates the financial sector primarily through the Superintendency of Financial Institutions, which is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions, and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities.

     Financial Sector Reforms Adopted During the Convertibility Regime

     During the liberalization of the economy in the 1990s, the Government implemented significant reforms of the financial sector. These reforms included the following:

•	privatization of most state-owned banks and several provincial banks;

•	the opening of the financial system to foreign investment; and

•	the establishment of minimum capital and liquidity requirements.

     In light of the liquidity crisis following the devaluation of the Mexican peso in 1994, the Government implemented further measures to enhance the stability of the financial system. These measures included the following:

•	the creation of two fiduciary funds, one designed to provide liquidity to and further the privatization of provincial banks, the other to finance the restructuring or merger of troubled banks; and

•	amendments to the Financial Institutions Law to improve the Central Bank’s ability to restructure banks in financial distress by dividing the assets and liabilities of a troubled bank into a financially-sound bank to be sold, and an insolvent bank (which would own all non-performing assets of the original bank) to be liquidated.

     Measures Adopted During the Economic Crisis

     Restrictions on bank withdrawals and rescheduling of deposits. As a result of the reforms instituted by the Government prior to 1998, the monetary and financial system had achieved substantial stability and strength prior to the onset of the economic crisis and remained relatively stable during the first two years of the recession. However, as the crisis deepened and speculation of a potential devaluation mounted, confidence in the banking sector began to erode, triggering a significant run on deposits in 2001. By December 31, 2001, total deposits (peso and dollar) had declined 23.2% from the level at December 31, 2000 levels, thus threatening the liquidity of the system.

     To reduce the threat of a collapse of the banking sector, in December 2001 and February 2002 the Government imposed the following strict limits on bank withdrawals:

•	The “corralito.” The first wave of restrictions on deposits, known as the “corralito,” froze all dollar- and peso-denominated demand deposits. Depositors were permitted to withdraw a maximum of U.S.$250 or Ps.250 per depositor per week (later increased to Ps.300 per week or Ps.1,200 per month, except for accounts where salaries were deposited directly by an employer, which were subject to a Ps.1,500 monthly limit).

•	The “corralon.” The second wave of restrictions on deposits, known as the “corralón,” froze and rescheduled all term deposits in excess of Ps.3,000. The Government extended the maturity of these term deposits and ordered that they be repaid in installments. The repayment schedules varied depending on the amount of the deposit and its original denomination, with dollar-denominated deposits subject to lengthier extensions. Additionally, under the corralón the Government also converted demand deposits over a certain amount into term deposits.

     Along with the corralito and the corralón, the Government set limits on the extension of credit, briefly precluding banks from issuing loans in pesos and requiring that loans in excess of U.S.$1,000 be credited to accounts held at financial institutions.

     The restrictions imposed by the corralito and the corralón shielded banks from further massive withdrawals and reduced capital flight. Nevertheless, these restrictions also led to a severe reduction in all commercial and financial activities in the country, greatly aggravating the economic downturn and sparking increased social unrest and the political crisis that brought down the De la Rúa administration.

     Pesification. Under the Convertibility regime, a large portion of the debt obligations within the Argentine economy were denominated in dollars. The collapse of the Convertibility regime and subsequent devaluation of the peso threatened to bring about the insolvency of many individuals and institutions owing foreign-currency denominated debts in Argentina. To relieve this situation, in February 2002 the Government ordered the pesification of the economy, which consisted primarily of the following measures:

•	The conversion of debts. The Government ordered the conversion into pesos at a rate of Ps.1.00 per U.S.$1.00 of substantially all foreign currency denominated, Argentine-law governed debts owed to financial institutions (except those owed by public sector entities or other financial institutions). This conversion was subject to adjustments for inflation based on the CER or CVS, as applicable.

•	The conversion of deposits. The Government also ordered the conversion of all substantially foreign currency denominated deposits into peso denominated deposits at an exchange rate of Ps.1.40 per U.S.$1.00. This conversion was subject to adjustments for inflation based on the CER.

•	The Government issued to banks a new type of financial instrument, known as a Boden Compensation (Boden 2007 and Boden 2012), to compensate them for losses they incurred as a result of the difference between their pesified assets and their pesified liabilities (known as asymmetric pesification).

•	In addition to the Boden Compensation, in May 2002 the Government issued a new type of bond (Boden 2012), known as the Boden Coverage, to compensate banks for losses they incurred (based on their balance sheets as of December 31, 2001) reflecting any amounts by which their remaining foreign-currency denominated liabilities not subject to pesification exceeded their remaining foreign-currency denominated assets not subject to pesification.

•	In October 2003, the Government authorized the issuance of an additional Boden (Boden 2013) to compensate financial institutions for losses they might have incurred (based on their balance sheets as of December 31, 2001) reflecting any amounts by which their CER-indexed liabilities may have exceeded their CVS-linked assets, to the extent that differences in the applicability of each of the two indexes generated such a difference. As of December 31, 2003, no such Boden had yet been issued.

     The different exchange rates applied to the conversion of foreign-currency denominated deposits and loans, resulting in a substantial decrease of banks’ assets relative to their liabilities, caused banks to suffer heavy losses. This exchange rate disparity, along with increases in the banks’ bad-loan portfolios and the decline in value of their substantial holdings of Government debt, left much of the sector virtually insolvent.

     Litigation resulting from withdrawal restrictions and pesification. The restrictions on bank withdrawals and the pesification of deposits in 2002 resulted in depositors bringing thousands of cases before the Argentine courts. The claims were brought by two different types of claimants. The first series of cases were brought by claimants who had refused to accept any of the compensation offered by the Government and/or financial institutions in relation to the restrictions on bank withdrawals and the pesification. These claimants sought the return of the original value of their deposits from their financial institutions. The second wave of cases was brought by claimants who had accepted the compensation offered by the Government and/or financial institutions, but later sought the difference between this compensation and the amount that they would otherwise have been entitled to receive at market exchange rates.

     In both types of cases, suit was brought against the financial institution, and in many instances against the Government, alleging that several of the restrictions on deposits and the pesification were unconstitutional. Most of these cases were brought in the form of amparos, or expedited court proceedings which permitted the return of part or all of disputed amounts to the claimant before a final decision was rendered. In almost none of the cases in which the claimants have been entitled to receive payment has the Government itself been required to pay. In almost all instances, payment has been made by the financial institution where the corresponding deposit was held. As of June 30, 2004, claimants had received approximately Ps.19.8 billion from their financial institutions as a result of these legal challenges.

     On February 1, 2002, the Argentine Supreme Court ruled that the restrictions on demand deposit withdrawals were unconstitutional in a case involving deposits of an individual depositor with Banco de Galicia y

Buenos Aires. The following day, the Government suspended for 180 days all judicial challenges to the freeze on deposits, a decision also disputed as unconstitutional by claimants.

     The court decisions finding the limits on withdrawals illegal and uncertainty as to what additional restrictions the Government might impose contributed to the uncertain outlook of the banking system in 2002. On March 5, 2003, the Supreme Court ruled that the Government’s conversion of U.S. dollar-denominated deposits into pesos, as well as its 180-day suspension of judicial challenges, was unconstitutional in the case of deposits of the province of San Luis with Banco de la Nación Argentina. The decision provided a 60-day period during which the contending parties were to agree upon the distribution of compensation pursuant to the court’s decision. The San Luis decision has no binding effect in other cases, only over the parties involved in the controversy. There have been no further decisions in line with the San Luis decision.

     On June 13, 2004, the Supreme Court issued a decision in the case of a bank depositor who had accepted compensation for his original U.S. dollar-denominated deposit in the form a peso-denominated instrument applying the official conversion rate of Ps.1.4 plus CER per U.S. dollar. The claimant sought the difference between the value of this compensation and the value that he would have received if the higher market exchange rate had been used for the conversion. The Court denied the claimant’s request. Like the San Luis decision, however, this decision was limited in its application to the parties involved in the controversy and has no binding effect on other litigants. Prior to this decision, many lower courts had ruled in favor of the claimant in similar cases.

     The Government is currently in the process of appealing the pending cases and defending its position that the withdrawal restrictions and pesification of deposits were necessary and reasonable responses to the economic and financial crisis.

     Compensation for pesification and rescheduling of deposits. To compensate depositors for the pesification and rescheduling of their deposits, during the course of 2002 and 2003 the Government in two separate phases gave depositors the option of exchanging their rescheduled deposits for various kinds of financial instruments intended to provide increased liquidity to the financial system. In the first phase, these financial instruments included the following:

•	Boden Depositor. Government bonds (Boden 2005, Boden 2007 and Boden 2012) with various maturities and denominated in either dollars or pesos depending on the denomination of the original rescheduled deposit, which could also be used for certain economic transactions, such as real estate transactions, vehicle purchases and construction transactions and could also be used to repay certain bank loans and certain taxes owed to the Government.

•	Cedros. Negotiable instruments issued by financial institutions that represent a claim on the rescheduled deposit, which could be used to repay certain bank loans. Cedros are not backed by the Government and trade on the Buenos Aires Stock Exchange.

     In the second phase of the exchange, these financial instruments included the following:

•	Boden Depositor. During the second phase, depositors that had received Cedros in the first phase had the option to exchange those Cedros for dollar-denominated Boden Depositor (Boden 2006 and Boden 2013) with different financial terms from those offered in the first phase. The Boden 2006 and Boden 2013 include an option of the holder to sell to the financial institution holding the original deposit the right to future payments of principal or interest on these bonds at a rate of Ps.1.40 plus CER.

•	Fixed-term notes. Peso-denominated notes issued by financial institutions with a nominal value equal to the pesified value of the rescheduled deposit plus CER. The Government issued an option to provide holders with the peso-plus-CER value in respect of payments on the notes.

     Easing of Restrictions During Economic Recovery

     As the demand for pesos recovered in the fall of 2002, easing the pressure of capital flight from the Argentine economy and its banking system, the Government was able to lift all restrictions on withdrawals of demand deposits in November 2002.

     Similarly, in April 2003, depositors were permitted to withdraw their term deposits, subject to the following requirements:

•	Deposits originally denominated in pesos. Depositors could freely access term deposits that were originally denominated in pesos.

•	Deposits originally denominated in foreign currencies. With respect to deposits originally made in foreign currencies and converted into pesos, depositors had the various options, which depended on the amount of the deposit, of receiving a combination of cash, term deposits and Government bonds.

     Some depositors chose not to withdraw their deposits in order to preserve the original value of the account in its original currency in hopes of pursuing a lawsuit against the Government. Restrictions on withdrawals are no longer in effect.

Composition of the Financial Sector

     The number of financial institutions in Argentina began to decrease first after the financial crisis of 1981 and at a more rapid pace in the late 1990s as significant consolidation took place in this sector in response to the liquidity crisis triggered by the devaluation of the Mexican peso in 1994. Due to the wave of privatizations in this sector during the 1990s, only 15 of these institutions were state-owned as of December 31, 2003. Following the opening of this sector to foreign investment in 1995, a growing number of the banks operating in Argentina were foreign-owned. Of the 116 financial institutions that comprised the banking sector on December 31, 1999, 46 were foreign entities.

     From January 1, 1999 through December 31, 2003, the number of financial institutions in Argentina declined due to the rise in non-performing loans caused by the recession, the liquidity crisis triggered by the run on deposits beginning in 2001 and the measures implemented by the Government to regulate the financial sector during and after the collapse of the Convertibility regime. As of December 31, 2003, there were 96 financial institutions operating in Argentina. Foreign participation in the sector also declined somewhat, to 40 foreign entities as of December 31, 2003.

     The following table sets forth the number of financial institutions operating in Argentina as of the dates indicated:

Number of Financial Institutions in Operation in the Financial System, by Type

	As of December 31,
	1999	2000	2001	2002	2003
State-owned banks(1)	16	14	13	16	15
Private banks	76	75	71	62	60
Financial entities other than banks	24	24	22	21	21

Total	116	113	106	99	96

(1)	National, provincial and municipal.

Source: Central Bank.

Number of Financial Institutions in Operation in the Financial System, Domestic and Foreign

	As of December 31,
	1999	2000	2001	2002	2003
National institutions(1)	70	63	57	57	56
Foreign-owned institutions(2)	46	50	49	42	40

Total	116	113	106	99	96

(1)	Includes state-owned banks, private banks and other financial institutions (such as credit unions).

(2)	Includes private foreign banks and other foreign financial entities other than banks.

Source: Central Bank.

Assets and Liabilities of the Financial System

     The following tables set forth the assets and liabilities of the Argentine financial system as of the dates indicated:

Total Assets and Liabilities of the Financial System by Type of Institution
(in millions of pesos)

	As of December 31,
	1999		2000		2001		2002		2003
State-owned banks(1)
Assets	Ps	. 41,925	Ps	. 41,985	Ps	. 39,337	Ps	. 71,147	Ps	. 74,801
Liabilities		38,111		37,695		35,197		61,745		67,539

Net		3,814		4,290		4,140		9,402		7,262
Private banks
Assets		108,542		119,133		82,645		114,617		109,426
Liabilities		96,247		106,975		71,168		98,980		94,860

Net		12,295		12,158		11,477		15,637		14,566
Financial entities other than banks
Assets		2,349		2,362		1,999		1,778		1,677
Liabilities		1,880		1,808		1,332		726		679

Net		468		554		667		1,053		998
Total assets and liabilities
Assets		152,815		163,480		123,981		187,542		185,904
Liabilities		136,238		146,478		107,698		161,451		163,078

Total net	Ps	. 16,577	Ps	.17,002	Ps	. 16,283	Ps	. 26,091	Ps	. 22,826

(1)	National, provincial and municipal.

Source: Central Bank.

Total Assets and Liabilities in the Financial System by Type of Institution
(% change from previous period)

	As of December 31,
	1999	2000	2001	2002	2003
State-owned banks(1)
Assets	(5.9)%	0.1%	(6.3)%	80.9%	5.1%
Liabilities	0.4	(1.1)	(6.6)	75.4	9.4

Net	(42.4)	12.5	(3.5)	127.1	(22.8)
Private banks
Assets	10.6	9.8	(30.6)	38.7	(4.5)
Liabilities	8.8	11.1	(33.5)	39.1	(4.2)

Net	(26.7)	(1.1)	(5.6)	36.2	(6.8)
Financial entities other than banks
Assets	21.7	0.6	(15.4)	(11.0)	(5.7)
Liabilities	20.3	(3.8)	(26.3)	(45.5)	(6.5)

Net	27.5	18.3	20.3	57.9	(5.2)
Total assets and liabilities
Assets	5.6	7.0	(24.2)	51.3	(0.9)
Liabilities	6.5	7.5	(26.5)	49.9	1.0

Total net	(0.7)%	2.6%	(4.2)%	60.2%	(12.5)%

(1)	National, provincial and municipal.

Source: Central Bank.

     Assets

     The total assets of the financial system increased from Ps.$144.7 billion as of December 31, 1998 to Ps.$152.8 billion as of December 31, 1999 and to Ps.$163.5 billion as of December 31, 2000.

     In 2001, total assets of the financial system decreased 24.2% to Ps.124.0 billion, as lending to the private sector decreased dramatically. This reduced lending resulted from the diminishing liquidity of banks due to the run on deposits, reduced demand for credit and the significant rise in interbank lending rates, caused by the capital flight from Argentina and the contraction of the monetary base. It also reflected the higher risks associated with lending, as the recession continued to depress incomes and fears of an impending devaluation heightened. A substantial portion of bonds and loans held by financial institutions in 2001 were denominated in dollars, which created a high risk of nonpayment upon a devaluation of the peso.

     In 2002, total assets of the financial system (measured in U.S. dollars) decreased 55.0% (to U.S.$55.8 billion), due to the combined effect of the pesification of loans and Government bonds ordered by the Government and the devaluation of the peso. Measured in peso terms, however, total assets of the financial system increased to Ps. 187.5 billion.

     In 2003, total assets of the financial system (measured in U.S. dollars) increased by 0.9% to U.S.$63.4 billion. In peso terms, total assets decreased by 0.9%, from Ps.187.5 billion at December 31, 2002 to Ps.185.9 billion at December 31, 2003. This decrease in assets resulted in part from a decrease in credit to the non-financial private sector attributable to the measures that the Government adopted following the pesification and devaluation, including the CER adjustment in August 2002 of a portion of outstanding loans to the non-financial public sector, the permitted use of Government securities for payment through May 2002 of certain unpaid and overdue debt obligations, and the permitted use of Cedros and Boden Depositor to pay certain debts to financial institutions.

     Loan Portfolio and Risk Profile

     Beginning in 1999, total outstanding credit to the non-financial private sector began to decrease as a result of a decline in the demand for loans attributable to the economic recession and the rise in interest rates. As of December 31, 1999, credit to the non-financial private sector had declined 2.2% to Ps.68.0 billion, compared to December 31, 1998. This trend continued in 2000 and accelerated in 2001, as the recession deepened and interest rates reached higher levels. During these years, heightened risk of defaults and the fear of a peso devaluation further dampened lending to the non-financial private sector. As of December 31, 2000, credit to the non-financial private sector had decreased to Ps.64.5 billion, a 5.2% decline from 1999, and as of December 31, 2001, it had further declined to Ps.52.0 billion, a 19.4% decline from 2000.

     In 1999 and 2000, the total level of credit provided by Argentina’s financial system remained relatively constant, as the reduction in credit to the non-financial private sector was offset by the greater credit extended to the public sector. In 1999, total credit increased 0.8% to Ps.77.7 billion, while in 2000 it declined 2.0% to Ps.76.2 billion. In 2001, however, total credit declined 7.8% to Ps.70.2 billion, despite the significant increase of public sector credit during that year.

     In 2002, as the economy came to a standstill, credit to the non-financial private sector further declined 26.0% to Ps.38.5 billion. This decline in total outstanding credit to the non-financial private sector in 2002 was due in part to the repayment of outstanding loans in that year. First, the Government announced in February 2002 that in August 2002 a portion of outstanding loans to the non-financial private sector would be adjusted by the CER. Foreseeing an increase in the outstanding amount of their debt obligations, debtors affected by this announcement began to pay their outstanding obligations with financial institutions at a more rapid pace after the announcement. Second, until May 2002, debtors were permitted to pay unpaid and overdue debt obligations with certain Government securities. Additionally, after banks’ issuance of Cedros in exchange for rescheduled deposits and the Government’s issuance of Boden Depositor as compensation for the rescheduling of deposits, holders of these instruments were permitted to use them to pay certain debt obligations with financial institutions.

     In 2003, outstanding credit to the non-financial private sector continued to decline due to the same factors that contributed to the 2002 decline. The decline in 2003 was offset in part by an increase in domestic demand, which led to increases in loans to individuals and short-term loans to businesses and in part by the stabilization in the value of the peso, which, coupled with the creation of a new CER-adjusted loan instrument, decreased banks’ uncertainty with respect to lending (thereby driving down interest rates).

     In 2002, total credit increased 3.8% to Ps.72.8 billion, despite the decrease in non-financial private sector credit, reflecting the substantial increase in public sector credit. In 2003, total credit decreased 19.3% to Ps.58.8 billion, reflecting reduced credit to both the private and the public sectors.

     In contrast to lending to the non-financial private sector, from 1999 through 2001, lending to Argentina’s public sector increased. This trend generally reflected the Government’s increasing demand for domestic credit to finance its fiscal deficit, as foreign lending sources become increasingly scarce due to fears of a default. Credit to the public sector increased 27.4% in 1999 to Ps.12.1 billion, 25.2% in 2000 to Ps.15.2 billion and 49.6% in 2001 to Ps.22.7 billion. In 2002, following the Government’s default on its debt, credit to the public sector increased 95.4% to Ps.44.3 billion, which was provided primarily by state-owned banks to finance the public sector’s fiscal deficits. In 2003, credit to the public sector decreased 24.6% to Ps.33.4 billion, reflecting the fiscal surplus achieved by the Government in that year.

     The recovery of the economy and the stabilization of the exchange rate in 2003 also had a positive effect on the risk classification of the assets of the financial system, with fewer than 1% of outstanding loans classified as irrecoverable in 2003.

     The following tables set forth loan data by type of institution in the financial sector as of the dates indicated:

Outstanding Loans by Type of Financial Institution
(in millions of pesos)

	As of December 31,
	1999		2000		2001		2002		2003
State-owned banks(1)	Ps	.22,060	Ps	.21,700	Ps	.20,388	Ps	.28,429	Ps	.18,180
Private banks		53,732		52,707		48,293		43,958		40,126
Financial entities other than banks		1,907		1,745		1,495		453		494

Total	Ps	.77,699	Ps	.76,152	Ps	.70,176	Ps	.72,840	Ps	.58,800

(1)	National, provincial and municipal.

Source: Central Bank.

Outstanding Loans by Type of Financial Institution
(as a % of total)

	As of December 31,
	1999	2000	2001	2002	2003
State-owned banks(1)	28.4%	28.5%	29.1%	39.0%	30.9%
Private banks	69.2	69.2	68.8	60.4	68.2
Financial entities other than banks	2.5	2.3	2.1	0.6	0.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	National, provincial and municipal.

Source: Central Bank.

Allocation of Outstanding Loans by Sector
(in millions of pesos)

	As of December 31,
	1999		2000		2001		2002		2003
Non-Financial public sector	Ps	.12,110	Ps	.15,165	Ps	.22,689	Ps	.44,337	Ps	.33,430
Financial sector (public and private)		3,779		3,650		2,617		1,985		1,485
Non-Financial private sector		68,016		64,497		51,994		38,470		33,069
Provisions for doubtful accounts		(6,206)		(7,160)		(7,125)		(11,952)		(9,185)

Total	Ps	.77,699	Ps	.76,152	Ps	.70,176	Ps	.72,840	Ps	.58,800

Source: Central Bank.

Allocation of Outstanding Loans by Sector
(% change from previous year)

	As of December 31,
	1999	2000	2001	2002	2003
Non-Financial public sector	27.4%	25.2%	49.6%	95.4%	(24.6)%
Financial sector (public and private)	5.5	(3.4)	(28.3)	(24.2)	(25.2)
Non-Financial private sector	(2.2)	(5.2)	(19.4)	(26.0)	(14.0)
Provisions for doubtful accounts	12.4	15.4	(0.5)	67.7	(23.2)

Total	0.8%	(2.0)%	(7.8)%	3.8%	(19.3)%

Source: Central Bank.

     The following table sets forth information regarding loans of the financial system by risk category and type of institution:

Risk Classification of Aggregate Assets of the Financial System
by Type of Institution
(as a % of total loans, as of December 31, 2003)

	Public	Private	Non-Bank	Financial	Credit	Financial
	Banks	Banks	Entities	Companies	Unions	System
Risk category:
Current(1)	73.0%	78.8%	81.6%	81.5%	85.0%	77.0%
Potentially Problematic:
Under observation and inadequate payment(2)	5.4	5.2	3.6	3.6	3.2	5.2
Under negotiation or restructuring(3)	2.3	4.6	2.7	2.6	4.7	3.9
Problematic(4)	4.6	6.8	2.6	2.6	3.0	6.0
Insolvent(5)	14.2	4.4	9.4	9.6	3.8	7.6
Irrecoverable(6)	0.5	0.2	0.2	0.2	0.3	0.3

Total	100%	100%	100%	100%	100%	100%

(1)	Loans where financial condition of debtor demonstrates its ability to meet financial obligations. The Superintendency of Financial Institutions requires loan-loss reserves of 1% for current loans (secured and unsecured).

(2)	Loans where financial condition of debtor demonstrates its ability to currently meet financial obligations, although external circumstances exist which, if not corrected, could compromise the debtor’s ability to fulfill its obligations in the future. The Superintendency of Financial Institutions requires loan-loss reserves of 3% (with guarantees) and 5% (without guarantees) for these loans.

(3)	Loans to debtors that have entered into restructuring negotiations within 60 days of declaring their inability to meet certain financial obligations. The Superintendency of Financial Institutions requires loan-loss reserves of 6% (with guarantees) and 12% (without guarantees) for these loans.

(4)	Loans where inability of debtor to meet its financial obligations would result in significant financial losses to the lender. The Superintendency of Financial Institutions requires loan-loss reserves of 12% (with guarantees) and 25% (without guarantees) for these loans.

(5)	Loans where there is a high probability that debtor would become insolvent upon meeting its financial obligations. The Superintendency of Financial Institutions requires loan-loss reserves of 25% (with guarantees) and 50% (without guarantees) for these loans.

(6)	Loans where financial condition of debtor demonstrates low probability that payments in default may be recovered. The Superintendency of Financial Institutions requires loan-loss reserves of 50% (with guarantees) and 100% (without guarantees) for these loans.

Source: Central Bank.

     Deposits

     Total deposits increased 4.2% during 1999 to Ps.$81.6 billion and 6.1% in 2000 to Ps.$86.6 billion, reflecting continued confidence in the stability of the financial system, despite the economic contraction. During 1999 and 2000, deposits of the non-financial private sector in demand and savings accounts decreased, while deposits in term accounts increased, as depositors sought higher returns on their deposits.

     In 2001, however, total deposits in the banking sector decreased 23.2% to Ps.66.4 billion as a result of the run on deposits triggered by speculation about a potential devaluation of the peso. This run on deposits threatened the liquidity of the banking system and forced the Government to adopt restrictions on deposit withdrawals in late 2001 and early 2002. For a description of these restrictions see “—Regulation of the Financial System—Measures Adopted During the Economic Crisis.” Beginning in 2001, deposits of the non-financial private sector in term accounts began to decline, as depositors began to withdraw their deposits from the financial system amidst a climate of decreasing investor confidence in the stability of the financial system. The significant increases in deposits in demand and savings accounts in 2001 reflects a shift from term accounts to accounts from which deposits could be quickly and easily withdrawn.

     During the first half of 2002, despite the restrictions on bank withdrawals, the level of deposits continued to decline, albeit at a reduced rate. However, during the second half of the year, as the peso/dollar exchange rate and the inflation rate stabilized, the level of deposits began to increase. Two additional factors contributed to this trend in the second half of the year:

•	the high level of interest rates paid by banks on deposits, reflecting their efforts to preserve their liquidity; and

•	the low levels of interest rates in the United States and other countries, which discouraged transfers of funds abroad.

     These improved conditions allowed the Government to begin lifting restrictions on bank withdrawals in November 2002. As of December 31, 2002, total deposits in the Argentine banking system had increased by 12.9% to Ps.75.0 billion, from Ps.66.4 billion as of December 31, 2001. In 2002, the preference of the non-financial private sector for more liquid accounts was again reflected by the decline in term deposits, while overall deposits grew at a modest 7.2%. The growth in overall deposits in 2002, attributable to increased confidence in the peso/dollar exchange rate, the inflation rate, and the financial system overall, was offset in part as a result of the use of deposits (in the form of bank-issued Cedros) to cancel certain debt obligations with banks as well as the exchange of deposits for Government-issued Boden Depositor.

     In 2003, the ongoing recovery of the Argentine economy, the appreciation of the peso, the reduction in inflation and the improved liquidity of the financial system resulted in a rise in the total amount of deposits. As of December 31, 2003, total deposits had increased 24.0% to Ps.93.0 billion, compared to Ps.75.0 billion as of December 31, 2002. All types deposits of the non-financial private sector increased in 2003, led by increases of 69% and 78% in term accounts and savings accounts, respectively, reflecting a shift toward longer-term instruments as investor confidence in the financial sector continued to recover.

     The following tables set forth information on total deposits in the financial sector as of the dates indicated:

Deposits by Type of Financial Institution
(in millions of pesos)

	As of December 31,
	1999		2000		2001		2002		2003
State-owned banks(1)	Ps	.26,946	Ps	.28,498	Ps	.21,454	Ps	.32,851	Ps	.44,860
Private banks		54,275		57,679		44,767		41,954		47,943
Financial entities other than banks		352		393		226		196		216

Total	Ps	.81,573	Ps	.86,570	Ps	.66,447	Ps	.75,001	Ps	.93,019

(1)	National, provincial and municipal.

Source: Central Bank.

Deposits by Type of Financial Institution
(as a % of total)

	As of December 31,
	1999	2000	2001	2002	2003
State-owned banks(1)	33.0%	32.9%	32.3%	43.8%	48.2%
Private banks	66.5	66.6	67.4	55.9	51.5
Financial entities other than banks	0.4	0.5	0.3	0.3	0.2

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	National, provincial and municipal.

Source: Central Bank.

Deposits by Sector and by Type of Deposit
(in millions of pesos)

	As of December 31,
	1999		2000		2001		2002		2003
Non-financial public sector	Ps.	7,244	Ps.	7,289	Ps.	4,327	Ps.	8,497	Ps.	16,087
Financial sector (public and private)		290		670		352		289		652
Non-financial private sector		74,039		78,611		61,768		66,215		76,281
Demand Deposits		6,492		6,458		13,267		15,913		20,746
Savings Accounts		12,960		12,944		15,363		6,019		10,722
Term Deposits		51,529		56,011		28,717		19,674		33,208
Others		3,058		3,197		4,422		24,609		11,604

Total Deposits	Ps.	81,573	Ps.	86,570	Ps.	66,447	Ps.	75,001	Ps.	93,019

Source: Central Bank.

Deposits by Sector and by Type of Deposit
(% change from previous year)

	As of December 31,
	1999	2000	2001	2002	2003
Non-financial public sector	(10.5)%	0.6%	(40.6)%	96.4%	89.3%
Financial sector (public and private)	(22.3)	130.8	(47.4)	(17.9)	125.5
Non-financial private sector	6.0	6.2	(21.4)	7.2	15.2
Demand Deposits	(5.7)	(0.5)	105.4	19.9	30.4
Savings Accounts	(1.0)	(0.1)	18.7	(60.8)	78.1
Term Deposits	9.2	8.7	(48.7)	(31.5)	68.8
Others	14.2	4.6	38.3	456.5	(52.8)

Total Deposits	4.2%	6.1%	(23.2)%	12.9%	24.0%

Source: Central Bank.

Interest Rates

     Interest Rates on Bank Loans

     Interest rates increased in 1999 as a result of the decline in net foreign capital flowing into the Argentine economy during this period, and the negative effect this had on the country’s monetary base and the availability of credit. For 1999, prime rates on 30-day peso-denominated and dollar-denominated loans had increased to 11.0% and 9.1%, respectively, from 10.7% and 9.0% for 1998. Rates on peso-denominated and dollar-denominated interbank loans had increased to 7.0% and 6.1%, respectively, for 1999, from 6.8% and 6.6% for 1998.

     Interest rates decreased slightly during the first half of 2000, as the Argentine economy briefly stabilized due to the recovery of the Brazilian economy. In the second half of 2000, however, interest rates began to rise again, as the reduction in net capital inflows continued. For 2000, prime rates on 30-day peso-denominated and dollar-denominated loans averaged 11.1% and 9.7%, respectively, and rates on peso-denominated and dollar-denominated interbank loans were 8.2% and 7.6%, respectively.

     In 2001, as fears of a peso devaluation mounted and confidence in the Government’s ability to service its foreign-currency debt eroded, interest rates soared. For 2001, prime rates on peso-denominated and dollar-denominated 30-day loans had jumped to 26.5% and 17.7%, respectively, and interest rates on peso-denominated and dollar-denominated interbank loans increased to 20.7% and 12.8%, respectively.

     For most of 2002, no representative market interest rates existed due to the freeze on deposits and the stagnation of lending activity, although 2002 figures indicate that interest rates continued to increase in that year. For 2002, prime rates on peso-denominated and dollar-denominated 30-day loans had risen to 53.0% and 20.6%, respectively, and interest rates on peso-denominated interbank loans had risen to 41.4%. Interest rates on dollar-denominated interbank loans declined to 11.0% in 2002. The overall increase in interest rates in 2002, despite the greater level of credit afforded by the Central Bank to the banking system and the expansion of the monetary base, reflected both the heightened risk of defaults due to the uncertain economic outlook and banks’ efforts to retain deposits by offering higher rates. The aversion towards lending and investment at the peak of the economic crisis in the first-half of 2002 severely limited the Central Bank’s ability to affect interest rates through monetary policy.

     In 2003, interest rates declined significantly due to the following factors:

•	the combined effect of the appreciation of the peso and the stabilization of the inflation rate. As expectations increased that the value of the peso would continue to increase, both in terms of other currencies and in terms of domestic purchasing power, the cost of capital decreased;

•	the greater liquidity of the banking sector, resulting primarily from the rise in deposits; and

•	the improved economic outlook in 2003.

For 2003, the prime rate on peso-denominated 30-day loans had dropped to 19.1%, while the interbank rate on peso-denominated loans had dropped to 3.8%.

     The following table sets forth information regarding interest rates on bank loans as of the dates indicated:

Interest Rates on Bank Loans
(nominal annual interest rate)

	As of December 31,
	1999	2000	2001(1)	2002	2003
Domestic currency:
Interbank(2)	7.0%	8.2%	20.7%	41.4%	3.8%
Prime(3)	11.0	11.1	26.5	53.0	19.1
Foreign currency:
Interbank(2)	6.1	7.6	12.8	11.0	1.7
Prime(3)	9.1	9.7	17.7	20.6	n/a

(1)	Figures published by the Argentine Central Bank in 2001 through November 30, 2001, only.

(2)	Average interbank rate.

(3)	Represents 30-day prime rate.

Source: Central Bank.

     Interest Rates on Deposits

     Between 1999 and 2003, interest rates on deposits for the most part tracked changes in interest rates on loans. Between 1999 and 2001 banks were forced to offer higher interest rates to attract depositors, as fears of devaluation and higher interest rates in the United States led investors to pull deposits out of Argentine accounts. The average rate paid on peso-denominated deposits rose from 6.2% in 1999 to 9.4% in 2001, while the average rate on foreign-currency denominated deposits rose from 5.9% to 7.4% during the same period.

     In 2002, interest rates on peso-denominated deposits continued to rise as banks struggled to attract deposits in light of the Government’s restrictions on access to bank accounts. The average rate paid on peso deposits rose to 32.0% in 2002, with the rate on peso-denominated term deposits rising to 39.3%. Rates on foreign-currency denominated deposits declined in 2002 to 4.2%.

     In 2003, interest rates on deposits decreased primarily due to the increase in deposits due to the renewed confidence in the banking sector and stability in the peso’s exchange rate. In 2003, average rates on peso-denominated deposits decreased to 7.9% and average rates on foreign-currency denominated deposits decreased to 0.9%.

     The following table sets forth information regarding interest rates on bank deposits as of the dates indicated:

Interest Rates on Deposits
(nominal annual interest rate)

	As of December 31,
	1999	2000	2001	2002	2003
Domestic currency:
Savings deposits	2.9%	2.8%	3.1%	6.4%	1.3%
Term deposits(1)	8.3	8.5	16.3	39.3	10.5
Average deposit rate(2)	6.2	6.2	9.4	32.0	7.9
Lebac(3)	n/a	n/a	n/a	67.9	8.3
Foreign currency:
Savings deposits	2.5	2.7	3.4	2.0	1.0
Term deposits(1)	6.4	7.0	9.7	4.4	0.9
Average deposit rate(2)	5.9	6.6	7.4	4.2	0.9
Lebac(4)	n/a	n/a	n/a	5.8	n/a

(1)	Weighted average interest rate on all term deposits.

(2)	Weighted average interest rate on term deposits plus savings deposits.

(3)	Average annual rate using 14-day Lebacs issued through November 2002 and, from November 2002 through June 30, 2003 using the average rate on 28- and 30-day Lebacs and after June 30, 2003 using the average rate on 89-day Lebacs.

(4)	Average annual rate on 14-day Lebacs.

Source: Central Bank.

Securities Markets

     Since the early 1990s Argentina has had active bond and equities markets. Trading on the Argentine stock market is dominated by Government bonds, followed by trading of corporate equity securities, followed by corporate bonds. Trading of other instruments such as futures and options represents only a small portion of market activity, although futures trading has increased somewhat since mid-2002 due to the development of the futures trading market.

     Regulation of the Securities Markets

     The markets are regulated by the Comisión Nacional de Valores (the National Securities Commission, or “CNV”), the stock exchanges and Caja de Valores, a clearing house. The CNV regulates all agents that carry out transactions in Argentina’s public securities markets and has the authority to regulate and control the public offering of all securities, other than the primary issue of Government securities. There are 10 stock exchanges in Argentina, six of which are authorized to quote securities: Buenos Aires, Córdoba, Mendoza, Del Litoral (Santa Fe), La Rioja and Rosario. The oldest and largest is the Buenos Aires Stock Exchange, which was founded in 1854. Argentina also has an electronic trading system known as the Mercado Abierto Electronico or “MAE”, on which bonds also trade. In addition, several rating agencies operate in Argentina.

     Since 1989 the Government has introduced substantial reforms in the capital markets to promote foreign investment. The elimination of previously existing restrictions on foreign capital transactions allowed greater access to the Argentine securities markets to foreign investors. The Government subsequently created a framework to permit the introduction of non-bank financial products into the financial system, increasing the number of alternative investment vehicles available to foreign investors. During the 1990s, Argentina’s active bond and equities markets attracted significant amounts of portfolio investment from abroad, fueling the expansion of the country’s capital markets. The Argentine stock market index (known as the Merval index) hit its peak value of 850 points in 1997 and closed at 688 points at year-end 1997.

     In 1998 and 1999, as a result of the financial crises in Russia and Brazil, the shrinking Argentine economy and high U.S. interest rates, investor sentiment towards Argentine soured. This resulted in a significant decline in foreign portfolio investment which drove Argentine capital market index levels down. In 1998, the Merval index dropped to 430, 38% lower than its level as of the end of 1997. The Merval index recovered somewhat in 1999, increasing 30% to 550 points, but still well below its 1997 levels.

     In 2000, the Merval index fell to 417 points, reflecting declines in investor confidence in Argentine securities and paralleling declines in stock market indices worldwide during that year. The Merval index plummeted 29.3% in 2001 to 295 points, as speculation of an imminent Government default on its debt and a devaluation of the peso mounted. In 2002, the Merval Index rose by 78.0% to 525 points and in 2003 it rose 104.2% to 1072, as the economic recovery fueled increased investment and as investors turned back to the bond and equities markets as alternatives to Argentina’s banking system.

     In response to the economic crisis, and in particular the significant capital flight that crippled the Argentine economy, the Government has retreated from some of the free-market policies of the 1990s. During the peak of the crisis, in late 2001 and the beginning of 2002, the Government imposed strict restrictions on foreign-exchange transactions, which contributed in part to the decline in the value of the Merval index during these years as trading declined substantially. While the economic recovery has allowed the Government to lift many of the more onerous restrictions, some still remain. For a description of some of these restrictions see “—Foreign Exchange and International Reserves.”

     The total value, or market capitalization, of Argentina’s securities markets for equities as of December 31, 2003, was Ps.475.4 billion.

     Pension Funds and Mutual Funds

     Individuals, pension funds and mutual funds constitute the largest groups of investors in Argentina’s capital markets. Investment by banks and insurance companies in the equity markets is limited by law. The development of mutual funds and the increase in the assets of Argentine institutional pension funds have created a broader domestic capital market and increased the level of activity on the Buenos Aires Stock Exchange. Since the reform of the social security system in 1994, total assets managed by pension funds grew significantly through 2001, reaching levels of Ps. 20.8 billion in 2001 as compared to Ps.11.5 billion in 1998. In 2002, total assets managed by pension funds rose to Ps.40.1 billion due to the pesification of most pension funds’ assets, resulting in an increase in the peso-denominated value of those assets, and the valuation of certain equity assets at market prices. Pension funds’ holdings of Government debt securities continued to be valued at their principal amounts due at maturity. In 2003, pension funds’ assets increased 17.2% from Ps. 40.1 billion at December 31, 2002 to Ps. 47 billion at December 31, 2003, attributable in part to the increase in contributions from employees from 5% to 7% of their salaries and to a lesser extent to the general increase in contributions attributable to an increase in wages in Argentina.

     The assets of Argentina’s pension funds were impacted significantly by several Government measures taken in 2001 and 2002, including the pesification of previously foreign-currency denominated Government debt securities held by the pension funds, the replacement of certain deposit accounts owned by the pension funds by Boden and the replacement of other assets with Government guaranteed loans. Additionally, during the economic crisis private pension funds invested heavily in Government debt instruments. The Government’s suspension of debt payments encompasses a substantial portion of the Government debt held by the private pension funds.

     While Argentina’s mutual funds currently account for a relatively small portion of total funds invested in Argentina’s capital markets, total mutual fund investments in Argentina decreased to Ps.3.8 billion as of December 31, 2001 from Ps.6.9 billion as of December 31, 1998. This decrease resulted from the withdrawal of investors from mutual fund investments stemming from the lack of confidence in the Argentine economy coupled with a perception of increased risk associated with investing in Argentine securities. In 2002, mutual fund investments fell to U.S.$1.0 billion, as a result of a 93% decline in certificates of deposit denominated in U.S. dollars held by a number of mutual funds and a decline of more than 50% in U.S. dollar-denominated fixed income and equity funds. As of December 31, 2003, mutual fund investments stood at U.S.$1.9 billion.

     Government Bonds

     The Argentine bond market is dominated by Government securities. The Treasury bond market, established by the Government in 1994, is supervised and managed by the Treasury. Prior to the establishment of the Argentine Treasury bond market, the short- to medium-term peso debt market was composed exclusively of certificates of deposits. CRYL, a clearing house managed by the Central Bank, handles Treasury bond issues. The Government publishes an annual timetable for the regular public auction of Treasury bonds. For a description of the types of domestic bonds issued by the Government see “Public Debt—Domestic Debt.”

     Corporate Bonds

     Corporate bonds are issued in bearer or registered form and may be repaid in local or foreign currency, according to the terms and conditions of their issuance. Interest rates on corporate bonds may be fixed or floating and can vary substantially with market conditions and the creditworthiness of the issuer. Prior to the devaluation of the currency in January of 2002, most corporate bonds were denominated in U.S. dollars. Given that most of such issuances were contractually foreign-law governed, they were not subject to pesification and maintain their original foreign-currency denominated face value.

     The economic crisis and the devaluation of the currency have had a significant impact on Argentine companies’ ability to make payments on their debt obligations. Companies with foreign-currency denominated debt obligations have generally been negatively affected because their debts have become more expensive to service in peso terms.

     During 2002 and 2003, approximately 46 Argentine companies with listed securities defaulted on their debt obligations. At December 31, 2002, approximately U.S.$1.7 billion of corporate bonds were in default and at December 31, 2003, approximately U.S.$0.4 billion was in default. During 2003, approximately 12 Argentine companies with listed debt securities were either forced into or voluntarily filed for some form of bankruptcy proceedings and reached successful agreements, as compared to 6 companies in 2002. A number of bankruptcy proceedings are now being channeled through a new legal mechanism (an Acuerdo Preventivo Extrajudicial, known in Argentina as an “APE”) which is an out-of-court agreement requiring the approval from holders of two-thirds of the outstanding principal and accrued interest on existing debt as well as from holders representing a majority in number of the holders of its existing debt, at which point the agreement must be submitted to an Argentine court for approval, which is required for the agreement to be binding on all unsecured creditors.

     It has been difficult, if not impossible, for most Argentine companies to access the international capital markets since the devaluation of the peso.

     Equities

     The Argentine equities market is regulated by the CNV. The stock exchanges set the rules that companies must follow in order to list their equity securities on those exchanges.

     The number of listed companies in Argentina declined to 114 as of December 31, 2002 from 130 as of December 31, 2000, 129 as of December 31, 1999, and 140 as of December 31, 1998. On December 31, 2003, 109 companies were listed. The decline through 2002 was primarily due to foreign acquisitions that led to the delisting of the acquired company, as well as merger activity and the effects of the economic crisis. The market capitalization of the Buenos Aires Stock Exchange increased from 1999 (U.S. $83.9 billion) through 2001 (U.S. $192.5 billion), declined in 2002, to U.S. $103.6 billion and recovered in 2003, to U.S. $185.4 billion. The daily average trading volume on the Buenos Aires Stock Exchange decreased progressively in the period from 1999 through 2002, reflecting the economic crisis, the flight of capital from the country, the shift from longer-term investments to shorter-term demand deposits in cash and the devaluation of the peso during the same period.

     The following table sets forth certain data regarding the market capitalization and average daily trading volume on the Buenos Aires Stock exchange as of the dates indicated:

Market Capitalization and Traded Volume
on the Buenos Aires Stock Exchange and Mercado Abierto Electronico
(in millions of U.S. dollars, unless otherwise stated)

	As of December 31,
	1999	2000	2001	2002	2003

Market Capitalization (in billions of U.S.$)	$83.9	$165.8	$192.5	$103.6	$185.4

Average Daily Traded Volume:
Shares	37.0	24.1	17.4	5.3	12.1
Corporate bonds	0.8	1.7	1.3	0.1	0.1
Public bonds	124.3	110.9	66.5	38.8	46.3

Source:	Buenos Aires Stock Exchange.

PUBLIC SECTOR FINANCES

Scope and Methodology

     Argentina’s public sector comprises national, provincial and municipal entities. The national entities are divided into the non-financial public sector and the financial public sector. The non-financial public sector consists of the National Administration, state-owned enterprises and certain special-purpose fiduciary funds. The National Administration, in turn, is composed of the Central Administration, decentralized agencies and social security institutions (including former provincial pension funds). The financial public sector consists of the Central Bank, the Banco de la Nación Argentina, the Banco de Inversión y Comercio Exterior (Foreign Investment and Trade Bank, or BICE) and thirteen other public financial entities (including provincial and municipal banks).

     The chart below sets forth the organizational structure of Argentina’s national public sector:

     The Central Administration comprises the institutions of the executive, legislative and judicial branches of the Government, including the public ministries. Decentralized agencies consist of governmental institutions, such as the Administración Federal de Ingresos Públicos or “AFIP” – the agency that administers the Government’s tax collections and customs – with a budget, revenues and expenditures separate from the Central Administration. The national social security institutions consist of the National Social Security Administration, the Armed Forces Pension Fund and the Federal Police Pension Fund. To date, ten provinces and two municipalities, including the City of Buenos Aires, have transferred their social security obligations to the National Administration. See “— Social Security.” These former provincial obligations are currently managed by the National Social Security Administration.

     The national public accounts reflect the consolidated results of the non-financial public sector. Transfers from the Central Bank to the National Treasury, however, are included in the Government’s fiscal revenues. Argentina’s provincial and local authorities are independent from the federal government and maintain separate fiscal accounts. Accordingly, the fiscal results of the provinces and local governments are not reflected in the national public accounts. The Central Administration, however, is legally required to transfer a portion of its revenues to the provinces and from time to time has also provided to the provinces other forms of financial assistance. See “—Fiscal Relations With the Provinces.”

     Except where otherwise stated in the discussion below, the national public accounts are presented using a cash-basis method, which computes revenues and expenditures in the period in which cash flows take place, regardless of the period in which they were accrued. In the discussion of the National Public Accounts below, we refer to the national non-financial public sector as the Government. Additionally, we refer to the fiscal balance of the non-financial public sector, excluding interest payments and proceeds from privatizations, as the primary balance. Fiscal revenues (unless otherwise stated) exclude proceeds from privatizations. The overall balance of the non-financial public sector includes interest payments and any proceeds from privatizations unless otherwise stated.

National Public Accounts

     Overview

     The Government registered overall fiscal deficits (including interest payments and proceeds from privatizations) every year from 1994 through 2002. These deficits played a significant role in Argentina’s economic crisis, forcing the Government to incur increasing amounts of debt and severely restricting its ability to apply fiscal measures to stimulate economic activity. The Government’s mounting debt was also a contributing factor to the imbalances in Argentina’s external sector. Its effect in this regard was twofold: On the one hand, the considerable amounts allocated by the Government to service its external debt contributed significantly to the country’s current account deficit. On the other hand, growing doubts about the sustainability of the Government’s debt burden contributed to the decline in the net capital inflows that eliminated Argentina’s capital account surplus in 2001. This capital account surplus had become vital for sustaining gross investment in the Argentine economy and for financing the country’s trade and fiscal deficits.

     The Government achieved primary fiscal surpluses throughout the 1990s (except in 1996) and from 2000 through 2003. From 1993 through 2001, these primary surpluses averaged Ps.1.9 billion (representing, on average, 0.7% of annual GDP), and ranged from a low of Ps.0.9 billion (0.3% of GDP) in 1999 to a high of Ps.5.1 billion (2.2% of GDP) in 1993. In 2002 and 2003, the Government registered primary surpluses of Ps.2.3 billion (0.7% of GDP) and Ps.8.7 billion (2.3% of GDP), respectively.

     From 1994 through 2001, however, the Government registered overall fiscal deficits, which averaged Ps.3.6 billion (representing, on average, 1.3% of annual GDP), and ranged from a deficit of Ps.84.3 million (0.03% of GDP) in 1994 to a deficit of Ps.8.7 billion (3.2% of GDP) in 2001. In 2002, the Government registered an overall fiscal deficit of Ps.4.6 billion (1.5% of GDP). In 2003, however, the Government registered an overall fiscal surplus of Ps.1.8 billion (0.5% of GDP). The Government overall fiscal results in 2002 and 2003 benefited from the Government’s suspension of payments on a substantial portion of its debt beginning in December 2001.

     The most significant long-term factor in the Government’s deteriorating finances has been a steady and pronounced rise in net interest payments on the Government’s debt, which increased 249% from U.S.$2.9 billion (1.2% of GDP) in 1993 to U.S.$10.2 billion (3.8% of GDP) in 2001. This increase resulted primarily from the following factors:

•	a 107.5% increase in the Government’s total debt, from U.S.$69.6 billion (29.4% of GDP) in 1993 to U.S.$144.5 billion (53.8% of GDP) in 2001, incurred primarily to finance the recurring overall fiscal deficits of the non-financial public sector, although this increase also reflected the conversion into debt of the Government’s obligations to pensioners and suppliers;

•	a step-up in interest rates on existing debt incurred in prior debt restructurings; and

•	an increase in the Government’s costs of borrowing, as foreign and local investors grew skeptical of the Government’s ability to sustain the Convertibility regime and balance its budget.

     See “Public Sector Debt” for a discussion of the Government’s debt burden from 1999 through 2003.

     Another factor that adversely affected the Government’s finances was the privatization of the social security system in 1994. In total, from 1995 through 2003, the Government’s social security outlays exceeded its revenues from social security contributions by Ps.52.4 billion. During this period, the annual deficit in the public social security system increased on average each year by 8.8% and ranged from a low of Ps.1.9 billion (0.7% of GDP) in 1995 to a high of Ps.7.8 billion (2.1% of GDP) in 2003. See “—Social Security.”

     The Government’s finances were also adversely affected during the late 1990s by changes to its revenue-sharing arrangement with the provinces. While historically a certain percentage of the Government’s revenues had been transferred to the provinces, in 1992 the Government agreed to guarantee minimum monthly transfers to the provinces. These minimum amounts were subsequently increased and in December 1999 converted to fixed monthly payments. These fixed payments became a significant financial burden as revenues declined with the latest recession. The strain these fixed transfers imposed on the Government’s finances eventually forced the Government to reduce certain revenue transfers to the provinces in the second half of 2001. In 2002, after the end of the Convertibility regime, the Government reached an agreement with the provinces to eliminate fixed transfers and revert to a percentage-based system. See “—Fiscal Relations With the Provinces—Revenue Transfers.”

     Although the liberalization of the economy during the 1990s was marked by the privatization of substantially all state-owned enterprises, proceeds from privatizations did not significantly improve the Government’s overall fiscal results (except in 1995 and 1999, which together accounted for 65.6% of all privatization proceeds from 1993 through 2003). On average, each year from 1993 to 2001, proceeds from privatizations accounted for only 1.2% of the Government’s annual revenues.

     Fiscal Policy: 1999-2003

     From 1999 through 2001, the Government’s finances were plagued by the rising costs of servicing its debt and the widening gap between its social security revenues and social security outlays. Increasingly after 1999, faltering fiscal revenues resulting from the downturn in economic activity and fixed monthly transfers to the provinces further strained the Government’s finances. From 1999 through 2001, the Government sought to address its recurring fiscal shortfalls through a combination of austerity measures and tax increases. These fiscal tightening measures, however, tended to reduce economic activity, aggravating the recession. To counterbalance this effect, in 2001 the Government increasingly sought to provide targeted fiscal stimuli to the economy, with little effect.

     In December 2001, the Government announced that it would suspend interest and principal payments on a significant portion of its public debt. Following the end of the Convertibility regime in January 2002, the Government partly retreated from some of the austerity measures of prior years. It also sought to bolster its finances through a variety of export taxes, anticipating an increase in exports as a result of the devaluation of the peso.

     Two laws spearheaded the austerity measures pursued by the Government in the years leading up to the termination of the Convertibility regime. These were the Fiscal Convertibility Law approved by Congress in August 1999 and the Zero-Deficit Law approved by Congress in July 2001.

     The Fiscal Convertibility Law required the Government to balance its overall budget by 2003 (this deadline was later extended to 2005), and set a ceiling on the overall fiscal deficit of the non-financial public sector of 1.9% of GDP in 1999, with further deficit reductions required for the years 2000, 2001 and 2002. It also established a limit on increases in public primary expenditures (with certain limited exceptions) at a rate no greater than the GDP growth rate. For any year with negative GDP growth, primary expenditures could not exceed those for the prior year. To achieve these fiscal targets, the Government sought to cut its primary expenditures. In 1999, the overall deficit for the non-financial public sector remained within the limit specified by the Fiscal Convertibility Law. While the deficit target was not achieved in 2000, total expenditures for that year decreased by 2.2%, reflecting a 6.0% reduction in Government wages, a 15.7% reduction in Government purchases of goods and services, an 8.6% reduction in capital spending and a 4.1% reduction in other transfers (including transfers to the private sector, and transfers to autonomous public entities such as public universities).

     Further reductions in primary expenditures, however, proved politically difficult to achieve, as evidenced by the resignation of Ricardo Lopez-Murphy as Minister of Economy in March 2001, due to the lack of support for his proposed package of spending cuts. However, as further cuts became inevitable, the Government obtained passage of the Zero-Deficit Law in July 2001. This law provided that the Government’s estimated expenditures (including interest payments on its public debt) could not exceed its projected budgetary revenues, and required the Government to reduce its expenditures (including wages, pensions, payments to suppliers and contractors, as well as transfers to other Government entities) by equal percentages in order to achieve an annual overall fiscal balance. During the second half of 2001, after passage of the Zero Deficit Law, the Government’s primary expenditures were reduced by 14.8% as compared to the same period for the prior year.

     The Government accompanied its austerity measures with a series of tax increases starting in 1998, the most important of which were the following:

•	In December 1998, Congress approved a tax reform law designed to promote employment, increase tax revenues and eliminate incentives to finance growth through the issuance of debt instead of equity. Key components of this tax reform package included the following:

–	an extension of the VAT tax to a number of previously exempted activities, such as advertising and cable television subscriptions;

–	an increase in corporate and personal income tax rates; and

–	the partial elimination of the deductibility from income taxes of interest payments.

•	In December 1999, Congress approved a second package of tax increases. The tax package raised personal income and personal property tax rates, introduced new excise taxes on soft drinks, alcoholic beverages, cigarettes, airport use and private medical services, eliminated VAT exceptions for private medical services and raised the VAT rate for cable television subscriptions.

•	In 2001, as the Government’s fiscal results worsened, Congress adopted the following additional tax measures:

–	In March 2001, as part of a series of reforms under the newly enacted Competitiveness Law, Congress introduced a tax on financial transactions such as credits and debits to checking accounts. Congress conferred upon the executive branch authority to set the applicable tax rate, which would be levied not on the value added by a transaction but on the full amount of the transaction, up to a limit of 0.6%. Originally set at 0.25%, in May 2001 the Government raised the tax rate to 0.4% following disappointing tax collection results for the first quarter of 2001. Congress subsequently increased the tax to the maximum permitted rate of 0.6%. To ease the additional burden imposed by this increase, the Government allowed taxpayers, subject to certain restrictions, to deduct from VAT and income taxes they owe up to 37.5% of the additional payments resulting from this increase. Additionally, to avoid aggravating Argentina’s trade deficit, the Government exempted from this tax transactions associated with exports, including foreign currency transfers into Argentina and crediting of letters of credit as a form of payment.

–	In April and May 2001, the Government implemented several amendments to the VAT tax regime. These included an increase in the VAT rate on entertainment-related goods and services, from 10.5% to 21%, the elimination of certain VAT exemptions, including an exemption on the sale of newspapers and magazines, and the introduction of a new VAT tax of 10.5% on passenger transportation services.

     The Government’s fiscal tightening measures could not control the spiraling costs of the Government’s debt. As a result, the Government’s overall deficit continued to increase, from U.S.$4.8 billion in 1999 to U.S.$8.7 billion in 2001. Moreover, by reducing the public’s disposable income, the fiscal tightening measures tended to aggravate the economic downturn.

     To counterbalance this effect, while the Government in 2001 still sought to increase tax revenues through a variety of initiatives (including the new tax on financial transactions mentioned above), it increasingly attempted to provide a fiscal stimulus to the economy through targeted tax relief and by eliminating or reducing taxes that discouraged investment and commercial activity. Most of these measures were adopted in March 2001, and formed part of what the Government labeled the “Competitiveness Plan.” As part of these measures, the Government allowed employers to treat social security contributions as credits to be applied against VAT obligations and reduced the VAT tax rate on the sale and import of capital goods to 10.5%.

     These tax measures were accompanied by a series of trade measures intended to foster export activity and domestic production without compromising the Government’s revenues. For a description of these measures, see “Foreign Trade and Balance of Payments—Trade Regulation.”

     The fiscal tightening measures the Government had pursued since 1998 and the fiscal stimulus measures it increasingly pursued in 2001 proved ineffective, as both the Government’s finances and the economy deteriorated significantly during the three years leading up to the termination of the Convertibility regime. In the second half of 2001, the Government’s deteriorating finances became unsustainable. In September 2001, the Government reduced revenue-sharing transfers to the provinces. In December 2001, it announced that it would defer principal and interest payments on a significant portion of Argentina’s public indebtedness. In January 2002, the Convertibility regime was brought to an end.

     The deferral of debt payments significantly altered the Government’s fiscal results, narrowing the overall deficit by 48.7% in 2002 as compared to 2001. To further improve its finances, in 2002 the Government introduced a variety of export taxes. For a description of these taxes, see “Foreign Trade and balance of Payments—Trade Regulation.”

     On the expenditure side, the Government increased pensions and salaries to public employees by 13%, restoring them to 2001 levels. This increase was retroactive, entitling pensioners and public employees to receive the amount by which their pensions and salaries had been reduced. The Government issued bonds (Boden 2008, known as Boden Restitution) as compensation for these unpaid wages and a portion of these pensions. Most unpaid pensions, however, were paid in cash in pesos. Additionally, the Government introduced a number of social support programs designed to ameliorate poverty. The most prominent of these was the Head of Household Program sponsored by the World Bank, under which unemployed heads of households received monthly Government allowances for working in certain community-service programs and public-works projects.

     In February 2002, the Government also entered into a new revenue-sharing agreement with the provinces that eliminated fixed transfers and reverted to a percentage-based system. See “—Fiscal Relations With the Provinces—Revenue Transfers.”

     In 2003, the Government eliminated most of the tax relief measures adopted under the Competitiveness Plan of 2001, and implemented tax reform measures designed to deter widespread tax evasion. At the same time, the Government sought to maintain fiscal discipline by applying inflation adjustments only to Government expenditures that constituted essential necessities (such as wage adjustments for the lowest-paid public sector employees scheduled to take effect in 2004, and increases in minimum public pension payments). Additionally, the Government implemented targeted increases of capital expenditures and increased transfers to the energy sector in order to limit the impact of Argentina’s developing energy crisis.

     Evolution of Fiscal Results: 1999-2003

     The following tables set forth the national public accounts for the periods indicated:

National Public Accounts
(in millions of pesos)

	1999		2000		2001		2002		2003
Fiscal revenue:
Current revenue:
National administration taxes(1)	Ps.	38,626	Ps.	40,672	Ps.	37,165	Ps.	40,034	Ps.	60,738
Social security tax(1)		10,892		10,684		9,640		9,710		11,689
Net operating result from state-owned enterprises		26		79		21		124		(33)
Other non-tax revenue (2)		5,086		3,774		3,435		5,113		4,677
Capital revenue (3)		200		257		128		93		81

Total fiscal revenues		54,829		55,466		50,388		55,075		77,152

Primary Expenditures:(4)
Current expenditures:
National administration wages		7,124		6,700		6,353		6,777		8,745
Goods and services		2,281		1,924		1,889		2,186		2,825
Social security		17,436		17,431		16,617		16,535		19,464
Transfers to provinces		15,641		15,823		13,917		14,768		20,576
Other transfers (5)		8,290		7,949		7,551		10,360		13,434
Other expenditures		4		15		23		10		239
Capital expenditures		3,177		2,903		2,644		2,182		3,191

Total primary expenditures		53,952		52,746		48,993		52,819		68,475

Primary fiscal balance		876		2,720		1,395		2,256		8,677

Interest payments(6)		(8,224)		(9,656)		(10,175)		(6,810)		(6,883)
Privatization proceeds		2,579		145		60		5		11

Overall balance of non-financial public sector		(4,768)		(6,792)		(8,719)		(4,549)		1,805

(1)	Figures presented in this table differ from those presented in the tables titled “Composition of Tax Revenues” because they were calculated using different methodologies and because they are published after the figures in the “Composition of Tax Revenues” table and thus reflect updated information.

(2)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank, current transfers and other transfers.

(3)	Excludes revenues from privatization.

(4)	The Government pays for certain of its expenditures by issuing bonds known as Bocones. These additional expenditures are not reflected in the Government’s primary expenditures. The amount of such Bocones issued in 1999 through 2003 was Ps. 1.44 billion, Ps. 1.29 billion, Ps. 1.45 billion, Ps. 369 million and Ps. 2.08 billion, respectively.

(5)	Includes transfers to the private sector (including subsidies), to the public sector (e.g. transfers to universities) and to the Heads-of-Household Program.

(6)	For 2002 and 2003, includes only interest payments on debt not subject to the suspension of debt payments.

Source: Ministry of Economy.

National Public Accounts
(as a percentage of GDP)

	1999	2000	2001	2002	2003
Fiscal revenue:
Current revenue:
National administration taxes(1)	13.6%	14.3%	13.8%	12.8%	16.1%
Social security tax(1)	3.8	3.8	3.6	3.1	3.1
Net operating result from state-owned enterprises	0.0	0.0	0.0	0.0	0.0
Other non-tax revenue (2)	1.8	1.3	1.3	1.6	1.2
Capital revenue (3)	0.1	0.1	0.0	0.0	0.0

Total fiscal revenues	19.3%	19.5%	18.8%	17.6%	20.5%

Primary Expenditures:(4)
Current expenditures:
National administration wages	2.5%	2.4%	2.4%	2.2%	2.3%
Goods and services	0.8	0.7	0.7	0.7	0.8
Social security	6.1	6.1	6.2	5.3	5.2
Transfers to provinces	5.5	5.6	5.2	4.7	5.5
Other transfers (5)	2.9	2.8	2.8	3.3	3.6
Other expenditures	0.0	0.0	0.0	0.0	0.1
Capital expenditures	1.1	1.0	1.0	0.7	0.8

Total primary expenditures	19.0%	18.6%	18.2%	16.9%	18.2%

Primary fiscal balance	0.3	1.0	0.5	0.7	2.3

Interest payments(6)	2.9	3.4	3.8	2.2	1.8
Privatization proceeds	0.9	0.1	0.0	0.0	0.0

Overall balance of non-financial public sector	(1.7)%	(2.4)%	(3.2)%	(1.5)%	0.5%

(1)	Figures presented in this table differ from those presented in the tables titled “Composition of Tax Revenues” because they were calculated using different methodologies and because they are published after the figures in the “Composition of Tax Revenues” table and thus reflect updated information.

(2)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank, current transfers and other transfers.

(3)	Excludes revenues from privatization.

(4)	The Government pays for certain of its expenditures by issuing bonds known as Bocones. These additional expenditures are not reflected in the Government’s primary expenditures.

(5)	Includes transfers to the private sector (including subsidies), to the public sector (e.g. transfers to universities) and to the Heads-of-Household Program.

(6)	For 2002 and 2003, includes only interest payments on debt not subject to the suspension of debt payments.

Source: Ministry of Economy.

     The figures in the discussion of fiscal results below are those presented in the immediately preceding tables, with the exception of figures for revenues from social security taxes, VAT taxes, income taxes, taxes on goods and services, and fuel taxes, all of which refer to figures presented in the table titled “Composition of Tax Revenues” presented in “—Tax Regime.”

     Fiscal Result of 1999 as Compared to Fiscal Result of 1998

     Primary fiscal balance. As the economy went into recession in 1999, the Government’s primary surplus decreased by a total of Ps.1.6 billion or 64.8%, to Ps.876 million from Ps.2.5 billion in 1998. This decrease was primarily due to a 2.8% decline in total revenues.

     Fiscal revenues. In 1999, fiscal revenues (excluding proceeds from privatizations) declined by 2.8%, to Ps.54.8 billion from Ps.56.4 billion in 1998. This decline was attributable to two main factors:

•	a 10.0% decline in VAT collections to Ps.18.8 billion, from Ps.20.9 billion in 1998, caused by the reduction in economic activity; and

•	an 8.2% decline in social security tax collections to Ps.10.1 billion, from Ps.11.0 billion in 1998, caused by the continued effects of the privatization of the social security system, by a reduction in the employer payroll tax rate and the reduction in economic activity.

     Despite the economic downturn in 1999, tax revenues increased during that year as a result of the increase in various tax rates adopted in 1998. As a result of these tax increases,

•	revenues from income taxes increased 4.9% to Ps.10.1 billion, from Ps.9.6 billion in 1998;

•	revenues from taxes on goods and services (other than VAT) increased 20.7% to Ps.3.2 billion, from Ps.2.7 billion in 1998; and

•	revenues from taxes on capital increased 13.7% to Ps.1.1 billion, from Ps.930 million in 1998.

     Non-tax revenues also increased in 1999 by 41.8%, to Ps.5.1 billion, from Ps.3.6 billion in 1998, reflecting the premium (i.e., the difference between the sales price and the market price) the Government received for the sale of its remaining shares of YPF (the amount of this premium was not included in the proceeds from privatization for 1999, which reflected the market price of the shares sold by the Government).

     Primary expenditures. In 1999, primary expenditures increased by less than 0.1%, to Ps.54.0 billion from Ps.53.9 billion in 1998. This increase reflected the following results:

•	a 7.6% increase in other transfers to Ps.8.3 billion, from Ps.7.7 billion in 1998, resulting primarily from an increase in transfers to the private sector; and

•	a 5.4% increase in Government wages to Ps.7.1 billion, from Ps.6.8 billion in 1998.

     These increases were offset by reductions in capital spending and transfers to the provinces. The most significant reduction was registered in capital spending, which decreased 15.7% to Ps.3.2 billion, from Ps.3.8 billion in 1998. Transfers to the provinces decreased 1.2% to Ps.15.6 billion, from Ps. 15.8 billion in 1998. Social security outlays remained relatively constant in 1999 as compared to their 1998 levels, decreasing by only 0.3% to Ps.17.4 billion, from Ps.17.5 billion in 1998. The Fiscal Convertibility Law adopted in August 1999 tended to reduce expenditures, but its effects would not be felt until 2000.

     Overall fiscal balance. The Government’s sale of its remaining stake in YPF in 1999 significantly altered its overall fiscal results for that year. Excluding the proceeds of this sale and other privatizations, in 1999 the overall deficit of the non-financial public sector increased 76.2% to Ps.7.3 billion, from Ps.4.2 billion in 1998, reflecting not only the decrease in the Government’s primary balance, but also a 23.5% increase in interest expense on the Government’s debt to Ps.8.2 billion, from Ps.6.7 billion in 1998. Taking into account proceeds from the sale of the Government’s remaining stake in YPF and other privatizations (which represented 4.5% of Government’s total revenues in 1999), the overall fiscal deficit of the non-financial public sector increased 17.1% to Ps.4.8 billion, from Ps.4.1 billion in 1998.

     Fiscal Result of 2000 as Compared to Fiscal Result of 1999

     Primary fiscal balance. In 2000, as the economic downturn became temporarily less pronounced due to the recovery of the Brazilian economy, the Government’s primary surplus increased by a total of Ps.1.8 billion or 210.4%, to Ps.2.7 billion. This increase resulted primarily from the Government’s fiscal tightening measures, which resulted in a 2.2% reduction in primary expenditures and a 1.2% increase in fiscal revenues (excluding privatizations).

     Fiscal revenues. In 2000, fiscal revenues (excluding proceeds from privatizations) increased by 1.2%, to Ps.55.5 billion from Ps.54.8 billion in 1999, primarily as a result of a series of tax measures introduced in late 1999. This increase in revenues reflected the following results:

•	Revenues from VAT taxes and from other taxes on goods and services increased in 2000 due to the increase in select tax rates, the elimination of certain VAT exceptions and the introduction of new excise taxes on a variety of products. Revenues from VAT taxes increased 1.3% to Ps.19.0 billion, from Ps. 18.8 billion in 1999, while revenues from other taxes on goods and services increased 12.0% to Ps.3.6 billion, from Ps.3.2 billion in 1999.

•	Revenues from income taxes increased 12.1% to Ps.11.3 billion, from Ps.10.1 billion in 1999 (with revenues from personal income taxes alone increasing 28.9% to Ps.3.9 billion, from Ps.3.1 billion in 1999) as a result of an increase in income tax rates.

•	Revenues from taxes on capital also increased, by 18.7%, to Ps.1.3 billion from Ps.1.1 billion in 1999, due to an increase in personal property taxes.

     These increases in tax revenues were partly offset by the following reductions in revenue:

•	Revenues from import and export taxes decreased 11.9% to Ps.2.1 billion, from Ps.2.4 billion in 1999, due to the reduction in imports resulting from the recession.

•	Revenues from fuel taxes decreased 3.1% to Ps.3.5 billion, from Ps. 3.6 billion in 1999.

•	Revenues from social security taxes decreased 2.4% to Ps.9.8 billion, from Ps.10.1 billion in 1999, as the privatization of the social security system continued to erode this revenue stream.

•	Non-tax revenues (including sale of goods and services, other operational revenues and transfers from the Central Bank) decreased 25.8% to Ps.3.8 billion from Ps.5.1 billion in 1999.

     Primary expenditures. In 2000, primary expenditures declined by 2.2%, to Ps.52.7 billion from Ps.54.0 billion in 1999, reflecting across-the-board reductions resulting from the Government’s austerity measures following passage of the Fiscal Convertibility Law. This reduction in primary expenditures reflected the following results:

•	National administration wages decreased 6.0% to Ps.6.7 billion, from Ps.7.1 billion in 1999.

•	Government expenditures on goods and services decreased 15.7% to Ps.1.9 billion, from Ps.2.3 billion in 1999.

•	Other transfers (including transfers to the private sector and transfers to public entities such as universities) decreased 4.1% to Ps.7.9 billion, from Ps.8.3 billion in 1999.

•	Capital expenditures decreased 8.6% to Ps.2.9 billion, from Ps.3.2 billion in 1999.

     Social security outlays remained relatively constant in 2000, while transfers to the provinces and other expenditures increased. Transfers to the provinces increased 1.2% to Ps.15.8 billion, from Ps.15.6 billion in 1999, due to an increase in the amount of fixed monthly transfers to the provinces agreed by the Government.

     Overall fiscal balance. The comparison of the Government’s overall fiscal results in 1999 and 2000 can be distorted due to the relatively modest privatizations of 2000 (accounting for only 0.3% of Government revenues), compared with the exceptional proceeds from the sale of the Government’s stake in YPF during the prior year. Taking into account proceeds from privatizations, the overall deficit of the non-financial public sector increased by a total of Ps.2.0 billion or 42.4%, to Ps.6.8 billion from Ps.4.8 billion in 1999. Excluding proceeds from privatizations however, the overall deficit of the non-financial public sector decreased by 5.6%, to Ps. 6.9 billion from Ps.7.3 billion in 1999. This decrease in the overall deficit resulted from the Government’s fiscal tightening measures, which were partly offset by a 17.4% increase in interest expenses on the Government’s debt, to Ps.9.7 billion from Ps.8.2 billion in 1999.

     Fiscal Result of 2001 as Compared to Fiscal Result of 2000

     Primary fiscal balance. In 2001, the Government’s primary surplus declined by a total of Ps.1.3 billion or 48.7%, to Ps.1.4 billion from Ps.2.7 billion in 2000, primarily as a result of a 9.2% decline in fiscal revenues (excluding privatizations), which was partly offset by a 7.1% reduction in primary expenditures.

     Fiscal revenues. In 2001, fiscal revenues (excluding proceeds from privatizations) decreased by 9.2%. This decline was attributable primarily to the deepening economic recession, the introduction of tax-relief measures and the continued decline in social security revenues. The decline in fiscal revenues reflected the following results:

•	VAT collections, the most directly affected by the severe economic contraction, decreased 19.2% to Ps.15.4 billion, from Ps.19.0 billion in 2000.

•	Revenues from other taxes on goods and services decreased 18.1% to Ps.3.0 billion, from Ps.3.6 billion in 2000.

•	Revenues from income taxes decreased 5.2% to Ps.10.7 billion, from Ps.11.3 billion in 2000, as the enduring recession finally halted the rise in revenues from income taxes, which had increased every year since 1991.

•	Revenues from import and export taxes decreased 17.5% to Ps.1.7 billion, from Ps.2.1 billion in 2000, reflecting the continued decline in imports.

•	Revenues from fuel taxes decreased 1.7% to Ps.3.4 billion, from Ps.3.5 billion in 2000.

•	Revenues from social security taxes decreased 11.6% to Ps.8.7 billion, from Ps.9.8 billion in 2000, due in part to continued erosion of this revenue stream from the privatization of the social security system, but also from a temporary reduction in employee social security contributions, from 11% to 5%.

•	Other non-tax revenue (including sale of goods and services, other operational revenues and transfers from the Central Bank) decreased 9.0% to Ps.3.4 billion from Ps.3.8 billion in 2000.

     Only taxes on capital registered an increase in revenue in 2001, of 206.9%, to Ps.3.8 billion from Ps.1.3 billion in 2000, due to the introduction of the tax on financial transactions.

     Primary expenditures. In 2001, primary expenditures declined by 7.1%, to Ps.49.0 billion from Ps.52.7 billion in 2000, partly as a result of across-the-board reductions in primary expenditures due to the Government’s efforts to comply with the Zero-Deficit Law, and partly as a result of the Government’s unilateral decision to reduce transfers to the provinces in September 2001. The Government’s austerity measures under the Zero-Deficit Law resulted in the following reductions in expenditures:

•	National administration wages declined 5.2% to Ps.6.4 billion, from Ps.6.7 billion in 2000 due to the 13% reduction in public sector wages.

•	Government purchases of goods and services declined 1.8% to Ps.1.89 billion , from Ps.1.92 billion in 2000.

•	Social security outlays declined 4.7% to Ps.16.6 billion, from Ps.17.4 billion in 2000, due to the 13% reduction in pension payments.

•	Other transfers (including transfers to the private sector and transfers to public entities such as universities) decreased 5% to Ps.7.6 billion, from Ps.7.9 billion in 2000.

•	Capital expenditures declined 8.9% to Ps. 2.6 billion, from Ps.2.9 billion in 2000.

     Transfers to the provinces declined 12.0% in 2001, to Ps.13.9 billion from Ps.15.8 billion in 2000. Only other expenditures increased 50.6% in 2001, to Ps.23.2 million from Ps.15.4 million in 2000.

     Overall fiscal balance. In 2001, the overall fiscal deficit of the non-financial fiscal sector increased by a total of Ps.1.9 billion or 28.4%, to Ps.8.7 billion from Ps.6.8 billion in 2000. This increase was more pronounced than the decrease in the primary surplus due to the continued surge in interest payments on the Government’s debt, which increased 5.4% in 2001, to Ps.10.2 billion from Ps.9.7 billion in 2000. The Government’s interest expense in 2001 accounted for 17.2% of the Government’s total expenditures for the year. Proceeds from privatizations in 2001 were negligible.

     Fiscal Result of 2002 as Compared to Fiscal Result of 2001

     Primary fiscal balance. In 2002, the Government’s primary surplus increased by a total of Ps.860 million or 61.7%, to Ps.2.3 billion from Ps.1.4 billion in 2001. This increase resulted from a 9.3% increase in fiscal revenues, which was partly offset by a 7.8% increase in primary expenditures.

     Fiscal revenues. In 2002, fiscal revenues (excluding proceeds from privatizations) increased 9.3%, to Ps.55.1 billion from Ps.50.4 billion in 2001. This increase was attributable in large part to the financial transactions tax, an increase in domestic prices, and the reinstatement of various export taxes. The increase in revenues reflected the following results:

•	Revenues from import and export taxes increased 272.6%, to Ps.6.4 billion from Ps.1.7 billion in 2001 due to the reinstatement of export taxes.

•	Despite the restrictions on deposit withdrawals and the pronounced economic decline during this year, revenue from taxes on capital increased 43.7% to Ps.5.5 billion, from Ps.3.8 billion in 2001, due to the continued effects of the tax on financial transactions introduced in March 2001.

•	Revenue from taxes on fuels increased 31.1% to Ps.4.5 billion, from Ps.3.4 billion in 2001. This increase resulted both from a modification in the tax rates applicable to gas-oil, and a global increase in the price of oil.

•	Non-tax revenues (including sale of goods and services, other operational revenues and transfers from the Central Bank) increased 48.9% to Ps.5.1 billion, from Ps.3.4 billion in 2001.

•	Revenue from social security contributions increased by 1.8%, to Ps.8.8 billion from Ps.8.7 billion in 2001.

     Fiscal revenues from all other sources decreased in 2002 due to the economic contraction during this year, particularly during the first-half of the year.

•	Revenue from income taxes registered the most significant decline in 2002, decreasing 11.2% to Ps.9.5 billion from Ps.10.7 billion in 2001.

•	VAT collections halted their sharp decline from the prior year, decreasing by only 0.7% to Ps.15.2 billion from Ps.15.4 billion in 2001. This more moderate decline in VAT revenues, despite the recession, resulted from the inflation that followed the devaluation of the peso in 2002.

•	Revenue from other taxes on goods and services registered a 13.4% decline to Ps.2.6 billion, from Ps.3.0 billion in 2001. Like VAT revenues, revenues from other taxes on goods and services benefited from the rise in inflation following the devaluation of the peso. As a result, the reduction in this revenue stream was less pronounced than in 2001, despite the reduction in economic activity during 2002.

     In 2002, tax reimbursements or drawbacks – which had remained relatively stable during the prior three years – increased by a total of Ps.690 million or 129.8%, to Ps.1.2 billion from Ps.532 million in 2001, as a result of the devaluation of the peso. This devaluation increased in peso terms the value of exports, which formed the basis for the amounts reimbursed. For a description of these reimbursements see “Foreign Trade and Balance of Payments—Trade Regulation.”

     Primary expenditures. In 2002, primary expenditures increased by 7.8%, to Ps.52.8 billion from Ps.49.0 billion in 2001. This increase resulted in large part from a 37.2% increase in other transfers, to Ps.10.4 billion from Ps.7.6 billion in 2001, reflecting an increase in private sector subsidies and other transfers to the private sector as part of the social support programs introduced by the Duhalde administration. The increase in primary expenditures also reflected the following results:

•	Transfers to the provinces increased 6.1% to Ps.14.8 billion, from Ps.13.9 billion in 2001, as a result of the new revenue-sharing agreement reached between the Government and the provinces in February 2002, which normalized revenue transfers to the provinces. This increase in transfers to the provinces in 2002 reflected the reduced transfers during the prior year as a result of the Government’s unilateral reduction in payments.

•	National administration wages increased 6.7% to Ps.6.8 billion, from Ps.6.4 billion in 2001, largely as a result of the Duhalde administration’s implementation of a retroactive 13% increase in Government wages to restore them to 2001 levels.

•	Government purchases of goods and services increased 15.7% to Ps.2.2 billion, from Ps.1.9 billion in 2001.

     Despite the retroactive reversal of the 2001 reductions in Government wages and public pension payments, social security outlays decreased 0.5% in 2002, to Ps.16.5 billion from Ps.16.6 billion in 2001. Only capital expenditures registered a considerable decline in 2002, of 17.5%, to Ps.2.2 billion from Ps.2.6 billion in 2001.

     Overall fiscal balance. In 2002, the Government’s overall results improved, largely as a result of suspension of payments on a substantial portion of the Government’s debt, but also due to the increase in the Government’s primary surplus. The overall deficit of the non-financial public sector decreased by a total of Ps.4.2 billion or 48.1%, to Ps.4.5 billion from Ps.8.7 billion in 2001. As a result of the suspension of debt payments, the Government’s interest expense declined by a total of Ps.3.4 billion (U.S.$8.0 billion) or 33.1%, to Ps.6.8 billion (U.S.$2.2 billion) from Ps.10.2 billion in 2001. This decline was not greater since the Government continued to make payments on certain of its debt obligations. Moreover, the interest expense (measured in peso terms) on the Government’s performing foreign-currency denominated debt increased due to the devaluation of the peso. For a description of the scope of the suspension of debt payments see “Public Sector Debt—Debt Records.” There were no significant revenues from privatizations in 2002.

     Fiscal Result of 2003 as Compared to Fiscal Result of 2002

     Primary fiscal balance. The Government’s finances continued to improve during 2003, with the primary surplus increasing by a total of Ps.6.4 billion or 284.7%, to Ps. 8.7 billion from Ps.2.3 billion in 2002. This increase resulted from a 40.1% increase in fiscal revenues, which was partly offset by a 29.6% increase in primary expenditures.

     Fiscal revenues. In 2003, fiscal revenues (excluding proceeds from privatizations) increased 40.1%, to Ps.77.2 billion from Ps.55.1 billion in 2002. This increase resulted from an across-the-board increase in tax revenue due to the economic recovery and the Government’s efforts to reduce tax evasion. The increase in fiscal revenue was attributable, in particular, to the following results:

•	Revenues from income taxes increased 70.0% to Ps.16.2 billion, from Ps. 9.5 billion in 2002.

•	Revenues from VAT taxes increased 37.4% to Ps.20.9 billion, from Ps.15.2 billion in 2002.

•	Revenue from taxes on foreign trade increased 78.1% to Ps.11.4 billion, from Ps.6.4 billion in 2002.

•	Revenues from taxes on capital increased 38.9% to Ps.7.7 billion, from Ps.5.5 billion in 2002.

•	Revenues from social security taxes increased 20.2% to Ps.10.6 billion, from Ps.8.8 billion in 2002.

     Non-tax revenues (including results from state-owned enterprises, capital revenues and other non-tax revenues), on the other hand, decreased in the aggregate by 11.3% to Ps.4.7 billion, representing 6.1% of total fiscal revenues in 2003.

     Primary expenditures. In 2003, primary expenditures increased by 29.6%, to Ps.68.5 billion from Ps.52.8 billion in 2002. This increase resulted from an across-the-board increase in Government expenditures. The increase in primary expenditures was primarily attributable to the following results:

•	Transfers to the provinces increased 39.3% to Ps.20.6 billion, from Ps.14.8 billion in 2002, due to the overall increase in fiscal revenues.

•	Other transfers (including export and private sector subsidies, and transfers to autonomous public entities such as universities) increased 29.7% to Ps.13.4 billion, from Ps.10.4 billion in 2002, due in part to a one-time year-end payment to beneficiaries of the Heads-of-Household Program and in part to increased transfers to the energy sector intended to reduce the impact of Argentina’s developing energy crisis on economic growth.

•	Social security outlays increased 17.7% to Ps.19.5 billion, from Ps.16.5 billion in 2002, due in large part to an increase in the minimum public pension benefit as well as a retroactive increase in military wages that increased the pensions of some retired personnel.

•	National administration wages increased 29.0% to Ps.8.7 billion, from Ps.6.8 billion in 2002 due in part to an increase in military wages.

•	Capital expenditures increased 46.2% to Ps.3.2 billion, from Ps.2.2 billion in 2002 due to direct Government investment intended to promote economic activity.

     Overall fiscal balance. In 2003, the Government achieved its first overall fiscal surplus since 1994. This surplus totaled Ps.1.8 billion, compared to a Ps.4.5 billion deficit in 2002. The Government’s overall results improved almost entirely as a result of the increase in the Government’s primary balance. Interest expense on the Government’s debt increased only marginally by 1.1% to Ps.6.9 billion, although the total mount of interest payments was still 32.4% lower than at the peak of the fiscal crisis in 2001, due to the Government’s continued suspension of debt payments on a substantial portion of its debt. There were no significant revenues from privatizations in 2003.

Composition of Public Expenditures

     The national public sector expenditures include general administrative expenses, debt service payments, investments in public infrastructure and services, expenditures related to defense and security, administrative expenses of the justice system and spending on social programs.

     The following table sets forth the National Administration’s public expenditures for the periods indicated, calculated using an accrual method, which computes revenues and expenditures in the periods in which they are accrued, regardless of the period in which cash flows take place.

Composition of National Public Expenditures(1)
(in millions of pesos)

	1999		2000		2001		2002		2003
General administration	Ps.	4,477	Ps.	3,344	Ps.	2,656	Ps.	2,430	Ps.	3,340
Defense and security		3,497		3,379		3,168		3,701		4,572
Justice		802		810		793		812		856
Social programs		28,946		29,366		28,651		30,742		38,570
Social security		19,283		19,496		19,859		19,896		22,491
Culture, education, science and technology		3,535		3,744		3,491		2,994		4,089
Health		3,057		3,022		2,495		2,965		3,876
Housing		829		1,024		744		580		910
Social welfare		1,899		1,834		1,749		1,926		3,221
Labor		342		246		313		2,380		3,984
Public expenditures on economic infrastructure		2,294		2,188		1,889		1,714		5,281
Public debt service(2)		8,572		10,141		11,776		6,407		7,187

Total	Ps.	48,589	Ps.	49,228	Ps.	48,935	Ps.	45,806	Ps.	59,806

(1)	Calculated using an accrual method.

(2)	Based on performing debt.

Source: Ministry of Economy.

Composition of National Public Expenditures(1)
(as a percentage of total Government expenditures)

	1999	2000	2001	2002	2003
General administration	9.2%	6.8%	5.4%	5.3%	5.6%
Defense and security	7.2	6.9	6.5	8.1	7.6
Justice	1.7	1.6	1.6	1.8	1.4
Social programs	59.6	59.7	58.6	67.1	64.5
Social security	39.7	39.6	40.6	43.4	37.6
Culture, education, science and technology	7.3	7.6	7.1	6.5	6.8
Health	6.3	6.1	5.1	6.5	6.5
Housing	1.7	2.1	1.5	1.3	1.5
Social welfare	3.9	3.7	3.6	4.2	5.4
Labor	0.7	0.5	0.6	5.2	6.7
Public expenditures on economic infrastructure	4.7	4.4	3.9	3.7	8.8
Public debt service(2)	17.6	20.6	24.1	14.0	12.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Calculated using an accrual method.

(2)	Based on performing debt.

Source: Ministry of Economy.

     Expenditures on Social Programs

     The Government devotes most of its revenues to social programs. Between 1999 and 2003, social programs accounted on average for 61.9% of Government expenditures. These social programs include the social security system, cultural, education, science and technology programs, the health-care system, low-income housing programs, social welfare programs and labor subsidies. From 1999 through 2003, social security payments alone accounted on average for 40.0% of the Government’s annual expenditures.

     Total spending on social programs as a percentage of total expenditures decreased from 59.6% in 1999 to 58.6% in 2001, due in part to the implementation of fiscal austerity measures, and in part to the diversion of Government resources to meet its growing debt service obligations. In 2002, social expenditures increased to 67.1% of total expenditures, partly as a result of new social programs introduced by the Government to ameliorate poverty. In 2003, despite a Ps.7.8 billion increase in social program spending in absolute terms (reflecting the continuation of the Government’s anti-poverty initiative, including the Heads of Households program), social program expenditures as a percentage of total expenditures decreased to 64.5%, reflecting the significant increase in public expenditures on economic infrastructure.

     Debt Service

     The servicing of the Government’s public debt has represented the second largest portion of the Government’s total expenditures, accounting on average, from 1999 through 2003, for 17.7% of the Government’s annual expenditures.

     The Government’s debt service payments, as a percentage of total expenditures, increased from 17.6% in 1999 to 24.1% in 2001, reflecting the significant increase in the Government’s debt and in its costs of borrowing during this period. In 2002 and 2003, interest payments decreased to 11.4% and 9.1%, respectively, of total expenditures, as a result of the Government’s suspension of payments on a substantial portion of its public debt.

     General Administrative Expenses

     From 1999 through 2003, general administrative expenses accounted on average for 6.5% of total expenditures. During this period, general administrative expenses peaked at 9.2% of total expenditures in 1999 and have since declined to 5.6% of total expenditures in 2003, reflecting in part the Government’s efforts to control its level of spending.

     Defense and Security.

     Spending on defense and security declined steadily from 7.2% of total expenditures in 1999 to 6.5% of total expenditures in 2001. In 2002, however, spending on defense and security increased to 8.1% of total expenditures, reflecting the Government’s efforts to maintain order in the face of rising crime and social unrest as a result of the economic crisis. In 2003, spending on defense and security decreased to 7.6% of total expenditures due to the reduced level of social tensions and attendant security risks that accompanied Argentina’s continued economic recovery.

     Public Infrastructure and Services

     From 1999 through 2002, spending on public infrastructure and services decreased as a percentage of total expenditures, from 4.7% of total expenditures in 1999 to 3.7% of total expenditures in 2002, as a result of necessary cutbacks due to the shortfall in revenue caused by the recession. In 2003, however, spending on public infrastructure and services as a percentage of total expenditures increased to 8.8% — more than doubling from the previous year — reflecting the increase in capital expenditures intended to foster economic growth.

Tax Regime

     In Argentina, the legal authority to impose taxes is shared by Congress, the provincial legislatures and, within certain limits, the municipalities. The precise distribution of the taxing authority, however, is not clearly defined by law. The Supreme Court of Argentina, in interpreting the Argentine Constitution, has concluded that only the Government may levy taxes on external trade. The Supreme Court has also defined the federal taxing authority as generally limited to certain indirect taxes and temporary direct taxes that the Government may levy only under exceptional circumstances. However, as a result of fundamental changes in the Argentine economy initially triggered by the global economic crisis of the 1930s, since 1935 the provinces have delegated to the Government most of their taxing authority. See “—Fiscal Relations With the Provinces.”

     Federal taxes must be authorized by an act of Congress, although the executive branch is empowered to issue regulations and decrees necessary to implement congressional legislation. Argentina does not have a federal revenue code; instead, separate laws, which are amended frequently, govern different categories of taxes. The Ministry of Economy is responsible for the collection of fiscal revenues. The Ministry of Economy carries out this task mainly through the Dirección General Impositiva (the General Directorate of Taxes), a division of the Administración Federal de Ingresos Públicos or “AFIP”, the agency that administers the Government’s tax collection and customs.

     Composition of Tax Revenues

     The Government levies the following taxes:

•	value-added taxes on goods and services (known as “VAT” taxes),

•	income taxes,

•	taxes on capital (including the financial transactions tax),

•	social security taxes,

•	taxes on foreign trade,

•	fuel taxes, and

•	other taxes (such as consumption taxes).

     Traditionally, the Government has derived most of its revenue from VAT taxes, from income taxes and from social security contributions. Together, from 1999 through 2003, these three taxes generated on average 72.7% of the Government’s annual revenues. Since 2001, taxes on capital have become a more significant source of revenue for the Government – accounting for 10.4% of total tax revenue in 2003 – due to the introduction of a new tax on financial transactions. Similarly, since 2002 taxes on foreign trade have gained significance – accounting for 15.4% of total tax revenue in 2003 – as a result of a variety of export taxes introduced by the Duhalde administration following the devaluation of the peso.

     Revenues from VAT taxes were the most significantly affected by the recession, representing 28.4% of total tax revenue in 2003, as compared to 38.3% in 1999. Income taxes have replaced social security contributions as the second most important source of Government revenue since 1999. This shift resulted from the continued decline of social security contributions following the privatization of the social security system in 1994, and from a steady rise in income taxes — even during the first years of the recession — resulting in part from rate increases and from improvements in tax enforcement. This steady rise in revenues from income taxes, however, came to end in 2001, due to the continued downturn in economic activity, which reduced corporate profits and wages. Revenues from income taxes, however, were up sharply in 2003 due to the economic recovery.

     The following table sets forth the composition of the Government’s tax revenues for the periods indicated:

Composition of Tax Revenues
(in millions of pesos)

	1999		2000		2001		2002		2003(1)
VAT tax	Ps.	18,771	Ps.	19,009	Ps.	15,351	Ps.	15,242	Ps.	20,948
Other taxes on goods and services		3,218		3,605		2,954		2,559		3,055
Social security taxes(2)		10,057		9,817		8,683		8,841		10,626
Income taxes		10,081		11,303		10,719		9,514		16,170
Corporate earnings tax		6,183		6,575		6,243		4,885		10,111
Personal earnings tax		3,053		3,937		3,702		3,543		4,812
Others		845		792		774		1,085		1,247
Import and export taxes		2,364		2,082		1,717		6,398		11,394
Taxes on capital(3)		1,057		1,254		3,848		5,527		7,678
Fuel taxes		3,588		3,478		3,420		4,484		4,973
Others		408		395		340		279		292

Gross total(2)(4)		49,544		50,943		47,032		52,844		75,136
Drawbacks		(574)		(583)		(532)		(1,222)		(1,367)

Net total(2)	Ps.	48,970	Ps.	50,361	Ps.	46,501	Ps.	51,622	Ps.	73,769

(1)	Preliminary figures.

(2)	Figures presented in this table differ from those presented in the tables titled “National Public Accounts” because they were calculated using different methodologies and because they are published before the figures in the “National Public Accounts” table and thus reflect less up-to-date information.

(3)	Includes the tax on financial transactions, which generated revenues of Ps.2.9 billion in 2001, Ps.4.9 billion in 2002 and Ps.5.9 billion in 2003.

(4)	Includes drawbacks.

Source: Ministry of Economy.

Composition of Tax Revenues
(as a percentage of total Government fiscal revenues)

	1999	2000	2001	2002	2003(1)
VAT tax	38.3%	37.7%	33.0%	29.5%	28.4%
Other taxes on goods and services	6.6	7.2	6.4	5.0	4.1
Social security taxes(2)	20.5	19.5	18.7	17.1	14.4
Income taxes	20.6	22.4	23.1	18.4	21.9
Corporate earnings tax	12.6	13.1	13.4	9.5	13.7
Personal earnings tax	6.2	7.8	8.0	6.9	6.5
Others	1.7	1.6	1.7	2.1	1.7
Import and export taxes	4.8	4.1	3.7	12.4	15.4
Taxes on capital(3)	2.2	2.5	8.3	10.7	10.4
Fuel taxes	7.3	6.9	7.4	8.7	6.7
Others	0.8	0.8	0.7	0.5	0.4

Gross total(2)(4)	101.2	101.2	101.1	102.4	101.9
Drawbacks	(1.2)	(1.2)	(1.1)	(2.4)	(1.9)

Net total(2)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary figures.

(2)	Figures presented in this table differ from those presented in the tables titled “National Public Accounts” because they were calculated using different methodologies and because they are published before the figures in the “National Public Accounts” table and thus reflect less up-to-date information.

(3)	Includes the tax on financial transactions, which accounted for 6.3%, 9.4% and 8.0% of the Government’s fiscal revenues in 2001, 2002 and 2003, respectively.

(4)	Includes drawbacks.

Source: Ministry of Economy.

     We set forth below a brief a description of the principal taxes levied by the Government, except for social security taxes. For a description of social security taxes see “—Social Security.”

     VAT Tax

     The VAT tax is a value-added tax levied on the sales of goods and services within Argentina, and the rendering of services abroad when the effective use of those services takes place in Argentina and the user is registered as an VAT taxable person.

     As of the date of this prospectus, the standard VAT tax rate is 21%. An increased rate of 27% applies to the provision of gas, electricity, water, sewage, and telecommunications services for non-residential purposes. A reduced rate of 10.5% applies in certain cases, including, among others, housing projects, the sale of livestock and other agricultural products, the sale of capital goods and certain financial revenues and expenses.

     Other Taxes on Goods and Services

     The Government also levies a variety of taxes on the consumption of certain goods and services. The following table sets forth a sample of the tax rates applicable to certain products:

Composition of Taxes on Goods and Services

Product	Rate
Tobacco products	20-60%
Alcoholic beverages	8-20
Non-Alcoholic beverages (including extracts, concentrates and mineral water)	4-8
Luxury items	20
Recreational sporting equipment (including private planes and yachts)	4-8
Electronic products	17

Source:	Ministry of Economy.

     Income Tax

     Argentine legal residents and corporations domiciled in Argentina are subject to income tax on their worldwide income. Nonresidents are subject to tax only on income from Argentine sources.

     The income of national, provincial or local authorities, as well as non-profit organizations (including cooperatives, religious institutions and foundations) is not subject to income tax. The Government also provides tax exemptions or incentives for projects carried out in certain locations, such as Tierra del Fuego, and for certain economic activities, such as public transportation and garbage collection.

     There are three categories of income tax in Argentina:

•	Impuesto a las ganancias (earnings tax). For resident individuals, the rate of this tax varies according to income level from 9% to 35% (the latter applying to annual earnings exceeding Ps.120,000). For nonresident individuals and for all business entities, the rate is 35%. Alternatively, individuals whose annual income (or whose employers’ annual income) is less than a statutorily provided limit may opt to pay a monotributo (single-presumptive tax), which is a fixed amount calculated on the basis of employment categories.

•	Gravamen de emergencia sobre premios de determinados juegos de sorteos y concursos deportivos (emergency tax on wagers and gaming proceeds). The rate of this tax is 31% and it is levied on winnings from wagers and gaming of Ps.1,200 or greater.

•	Impuesto a la Ganancia Mínima Presunta (Presumptive Minimum Income Tax). Subject to certain exceptions, a 1% tax is levied on the value of certain assets held by individuals, businesses and other entities at the end of each fiscal year. Amounts paid on the earnings tax are deductible from this tax.

Of these three categories, the earnings tax is the most significant source of Government revenue, accounting for more than 90% of income tax revenues from 1999 through 2003.

     Taxes on Foreign Trade

     Taxes on foreign trade consist of export and import taxes. Import taxes are levied on goods and services imported into Argentina for consumption. They are assessed either ad valorem (i.e., on the actual value of the good or service) or based on CIF official prices (i.e., the cost of the good or service, plus insurance and freight to the destination), whichever is higher. Rates for import taxes range from 0% to 22.5% for most good and services, except for taxes applied to the “vehicle and transport” sector, where the maximum rate is 35.0%. Certain products, such as textiles, footwear and toys, are exempted from import taxes. An additional tax applies to imports from non-Mercosur countries.

     Export taxes were introduced in 2002. The standard export tax rate for most products ranges from 5% to 20%, with an additional rate of 3% to 5% for certain products based on the FOB value of the product. Export taxes have become an important source of revenue for the Government since 2003, particularly in light of the high international prices for commodities and the devaluation in the value of the peso, which have increased the peso value of Argentina’s exports. In 2003, export taxes on agricultural products (including processed agricultural products) and export taxes on fuel products accounted for 74.3% and 14.2%, respectively, of total export-tax revenues. A decline in commodity prices could lead to a consequent decline in export tax revenues for the Government. For a description of taxes on foreign trade currently in effect see “Foreign Trade and Balance of Payment—Trade Regulation.”

     Taxes on Capital

     Taxes on capital include taxes on the value of personal assets owned by individuals, taxes on the net worth of credit unions, a tax on the sales of real estate and the tax on financial transactions.

     The tax on financial transactions was introduced in 2001 and has become an important source of revenue for the Government. The tax is levied on the full amount of most financial transactions, with certain limited exemptions. The standard tax rate is 0.6% for credits and debits from checking accounts and 0.12% for transfers of funds.

     Taxes on Fuels

     The Government levies taxes on the sale of various fuels, including liquid fuels such as gasolines and diesel, and compressed natural gas. The tax on the sale of liquid fuels is generally levied on importers, refineries and distributors and ranges from 19% to 70% of the net sales price depending on the type of fuel. The tax on compressed natural gas is levied on distributors at a rate of 16% of the sales price paid by the end consumer. Other taxes on fuels include an additional 18.5% tax on the sale of gas-oil.

     Tax Enforcement

     Argentina historically has had a low rate of tax collections. Between 1999 and 2003, the Government’s annual tax revenues (including social security contributions) as a percentage of GDP averaged 17.7%. The Government has taken steps to improve its level of tax collections. On November 1, 2001, the Government announced a restructuring of AFIP intended to give the agency greater autonomy, including providing it with an independent budget and accounts separate from the Ministry of Economy. This initiative was intended to shield AFIP from political pressures and introduce modern managerial techniques that would improve tax collections.

     The Kirchner administration has placed emphasis on improving the Government’s tax collections. To this end it has developed the Plan Antievasión (Anti-evasion Program), which is divided into two phases. Phase I was approved by Congress in October and December 2003 and seeks to improve tax collections through the following measures:

•	Facilitating prosecutions and increasing sanctions. Phase I of the Anti-evasion Program increased sanctions and facilitated prosecutions for tax evasion. For instance, Phase I increased the sanctions for providing false information on sales prices.

•	Enhancing the AFIP’s monitoring powers. Phase I increased the AFIP’s enforcement powers by enhancing its monitoring functions. To this effect, it introduced several measures, including the following:

–	a “risk registry” to track the tax-compliance profile of taxpayers,

–	procedures for the use of certain financial instruments that facilitate tax evasion,

–	mandatory inquiries via the Internet to verify the veracity of invoices, and
–	an increase in the AFIP’s auditing functions,

     Phase II of the Anti-evasion Program has not yet been approved by Congress. It is expected to focus on increasing the AFIP’s monitoring functions over foreign trade transactions and social security contributions.

The Budget

     The Jefatura del Gabinete de Ministros (the Chief of the Cabinet of Ministers) is responsible for preparing the Government’s budget, which must project the Government’s fiscal results for the next three succeeding years. Although the budget is tri-annual, Congress only approves the budget for the following year. Once a budget is approved, the Government can supply the allocated amounts to the various agencies and to the provinces on a quarterly basis. The Auditoría General de la Nación (the National General Audit Agency) is responsible for supervising budgetary compliance by the Government and its agencies. The Public Sector Financial Administration Law prohibits the Government from borrowing to meet primary deficits, except in the case of national emergencies.

     On November 26, 2003, Congress approved the proposed budget for 2004. The following tables set forth budgetary assumptions and principal targets for 2003 and 2004. The figures for 2003 were prepared prior to the submission of the 2003 budget to Congress in 2002. Accordingly, they differ from the actual results for 2003:

Principal Budgetary Assumptions for 2003 and 2004

	2003(1)	2004
Projected real GDP growth	5.5%	4.0%
Projected inflation	6.0%	10.5%
Projected average exchange rate	2.94	2.84

(1)	2003 figures were estimated prior to the end of that year and differ from actual 2003 data.

Source:	Ministry of Economy.

Principal Fiscal Targets of the Government for 2003 and 2004
(in millions of pesos)

	2003(2)		2004
Total current revenues	Ps.	54,016	Ps.	61,343
Tax revenues(1)		50,673		57,175
Primary expenditures		47,481		53,050
Primary surplus (deficit)		6,755		8,963
As a percentage of GDP		1.84%		2.15%
Interest expenditures		7,412		6,659
As a percentage of GDP		2.02%		1.60%
Overall fiscal balance	Ps.	(656)	Ps.	2,304

(1)	Includes revenues from Social Security System.

(2)	2003 figures were estimated prior to the end of that year and differ from actual 2003 data. For a discussion of the Government’s actual fiscal results for 2003 see “— National Public Accounts — Evolution of Fiscal Results: 1999-2003 — Fiscal Result of 2003 as Compared to Fiscal Result of 2002.”

Source: Ministry of Economy.

     The 2004 budget estimates total tax revenues (including social security contributions) for 2004 of Ps.57.2 billion, which assumed a 12.8% increase in tax revenues (including revenues from social security taxes) relative to 2003 estimates. The projected increase resulted primarily from projected increases in economic activity and domestic prices. The 2004 budget estimates total primary expenditures for 2004 of Ps.53.1 billion, a projected 11.7% increase from the Government’s estimated primary expenditures for 2003. This increase in primary expenditures is expected to result primarily from an increase in capital expenditures due to investments in infrastructure projects. The 2004 budget contemplates a decrease in the Government’s interest expense on its debt of 10.2% to Ps. 6.7 billion.

     On April 20, 2004, the Government revised the budget targets it had initially established for 2004 based on projections of higher-than-expected fiscal revenues. Accordingly, it raised the 2004 target for total tax revenues by 13.7% to Ps.65.0 billion and it raised the 2004 target for primary expenditures by 9.3% to Ps.58.0 billion. These increases in primary expenditure targets consist of an increase of Ps.0.7 billion for social programs, an increase of Ps.1.1 billion for pensions and retirement benefits and an increase of Ps.2.1 billion for the electricity sector.

     We can offer no assurance that the fiscal targets and economic assumptions set forth above will be achieved, as they depend on a variety of factors, including overall economic conditions.

     The Government will submit the 2005 budget for Congress’ approval on September 15, 2004.

Fiscal Relations With the Provinces

     Each of Argentina’s twenty-three provinces and the City of Buenos Aires is a separate legal and fiscal entity, independent from one another and the Government. Argentina’s federal system allocates significant responsibility for public services and other public expenditures to the provinces, but relies primarily on a centralized system of tax collections. The provinces rely on revenue transfers from the Government, primarily through the co-participation regime. Under the co-participation revenue-sharing system, the provinces delegate to the federal government their constitutional authority to collect a variety of taxes, and the Government, in turn, agrees to transfer a portion of the revenues generated from such taxes to the provinces.

     Federal revenue transfers to the provinces grew by 54.6% from 1991 through 2001. Provincial expenditures increased by 131% during the same period. As a result, in the late 1990s the provinces increasingly had to incur debt to finance their fiscal deficits.

     From 1999 through June 30, 2003, the aggregate annual expenditures of the provinces (including the City of Buenos Aires) averaged Ps.35.9 billion, or 11.8% of GDP, while the provinces (including the City of Buenos Aires), on average, collected annual tax revenues of approximately Ps.18.0 billion, or 5.9% of GDP (not including co-participation amounts).

     The following table sets forth a summary of the aggregate fiscal results at the provincial level for the years indicated:

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires
(in millions of pesos)

									As of		As of
									June 30,		June 30,
	1999		2000		2001		2002(1)		2002(1)		2003(1)
Revenues:
Current revenues:
Administration taxes:
Provincial taxes	Ps	.11,050	Ps	.10,870	Ps	.9,775	Ps	.10,596	Ps	.4,477	Ps	.6,833
National taxes:
Co-participation		10,559		10,815		9,529		8,736		4,196		5,873
Other national taxes		5,888		5,594		6,033		6,481		3,038		3,371

Total national taxes		16,446		16,409		15,562		15,217		7,234		9,244

Total administration taxes		27,496		27,279		25,337		25,813		11,711		16,077
Other non-tax revenue		1,883		2,484		2,250		3,235		1,238		1,800
Sale of goods and services of the public administration		335		377		311		296		140		190
Property taxes		240		241		275		291		136		174
Current transfers		1,136		1,463		1,143		2,087		920		1,047

Total current revenues		31,090		31,845		29,316		31,723		14,146		19,287
Capital revenue		1,183		703		720		662		253		332

Total revenues		32,274		32,547		30,036		32,385		14,399		19,619

Expenditures:
Current expenditures:
Consumption expenditures:
Provincial administration wages		18,048		18,574		18,757		18,118		8,937		9,341
Consumer goods		964		990		973		1,139		398		699
Services		3,127		2,723		2,944		2,595		1,055		1,506

Total consumption expenditures		22,140		22,287		22,675		21,852		10,390		11,546
Interest payments(2)		1,431		1,872		2,422		1,478		427		527
Current transfers		8,172		8,136		8,026		8,278		3,534		4,897

Total current expenditures		31,743		32,295		33,123		31,608		14,351		16,970

Capital expenditures:
Direct investment		3,331		2,579		2,263		1,740		592		1,032
Capital transfers		497		267		238		270		87		245
Financial investment		828		720		785		398		133		208

Total capital expenditures		4,656		3,565		3,286		2,408		812		1,485

Total expenditures		36,399		35,860		36,408		34,015		15,163		18,455

Fiscal balance	Ps	.(4,125)	Ps	.(3,313)	Ps	.(6,372)	Ps	.(1,631)	Ps	. (764)	Ps	.1,164

(1)	Preliminary figures.

(2)	2002 figure calculated using an accrual method.

Source: Ministry of Economy.

Summary of Revenues and Expenses of the Provinces and the City of Buenos Aires
(% change from previous year)

					As of June 30,
	1999	2000	2001	2002(1)	2003(1)
Revenues:
Current revenues:
Administration taxes:
Provincial taxes	(5.2)%	(1.6)%	(10.1)%	8.4%	52.6%
National taxes
Co-participation	(2.8)	2.4	(11.9)	(8.3)	40.0
Other national taxes	0.1	(5.0)	7.9	7.4	11.0
Total national taxes	(1.8)	(0.2)	(5.2)	(2.2)	27.8
Total administration taxes	(3.2)	(0.8)	(7.1)	1.9	37.3
Other non-tax revenue	(0.7)	31.9	(9.4)	43.8	45.3
Sale of goods and services of the public administration	5.7	12.4	(17.6)	(4.6)	35.6
Property taxes	(6.7)	0.4	14.2	5.6	27.2
Current transfers	(2.0)	28.8	(21.9)	82.7	13.8
Total current revenues	(2.9)%	2.4%	(7.9)%	8.2%	36.3%
Capital revenue	9.7	(40.6)	2.5	(8.1)	31.4
Total revenues	(2.5)%	0.8%	(7.7)%	7.8%	36.3%
Expenditures:
Current expenditures:
Consumption expenditures:
Provincial administration wages	7.2	2.9	1.0	(3.4)	4.5
Consumer goods	0.4	2.7	(1.7)	17.0	75.8
Services	10.3	(12.9)	8.1	(11.9)	42.7
Total consumption expenditures	7.3	0.7	1.7	(3.6)	11.1
Interest payments(2)	20.3	30.8	29.4	(39.0)	23.5
Current transfers	2.1	(0.4)	(1.3)	3.1	38.5
Total current expenditures	6.4%	1.7%	2.6%	(4.6)%	18.3%
Capital expenditures:
Direct investment	1.6	(22.6)	(12.2)	(23.1)	74.3
Capital transfers	(1.2)	(46.3)	(10.9)	13.6	181.1
Financial investment	(43.0)	(13.1)	9.1	(49.3)	56.0
Total capital expenditures	(11.0)%	(23.4)%	(7.8)%	(26.7)%	82.8%
Total expenditures	3.8%	(1.5)%	1.5%	(6.6)%	21.7%
Fiscal balance	111.5%	(19.7)%	92.4%	(74.4)%	(252.3)%

(1)	Preliminary figures.

(2)	2002 figure calculated using an accrual method.

Source: Ministry of Economy.

     Revenue Transfers

     The Co-Participation Law of 1988 governs the current co-participation regime. Originally intended as a temporary measure, the 1988 Co-Participation Law has been automatically renewed every year since it was due to expire at the end of 1989. Although the 1994 amendments to the Constitution called for the adoption of a new co-participation law by 1996, none has been adopted to date. Since the mid-1980s, the executive branches of the Government and the provinces have maintained consensual agreements concerning revenue transfers, which Congress has routinely ratified, thus giving them the force of law. The Federal Tax Commission (Comisión Federal de Impuestos), a federal agency created pursuant to the Co-participation Law, monitors compliance with the Co-participation regime.

     The Co-participation Law of 1988 designates revenue from all Government taxes (except those taxes that are expressly exempted) as co-participation funds, a portion of which must be transferred to the provinces. Taxes exempted from the co-participation regime include taxes on foreign trade (which constitutionally can only be assessed by the Government), taxes earmarked for a specific expenditure (either at the time the Co-Participation Law was enacted or with the consent of the provinces), and any taxes for which there is a separate distribution regime (separate from the co-participation regime). The 1988 Co-participation Law:

•	required that the Government transfer at least 34% of its total tax revenues (including tax proceeds excluded from the co-participation regime) to the provinces;

•	allocated co-participation transfers among the various provinces based on fixed percentages; and

•	created the Fondo de Aportes del Tesoro Nacional a las Provincias (the Fund for Contributions from the National Treasury to the Provinces, which we will refer to as the “ATN Fund”) for discretionary transfers to the provinces for emergencies and fiscal imbalances. This Fund is financed through 1% of the co-participation revenues and 2% of income tax revenues. Annual discretionary transfers to the provinces in the period from 1999 through 2003 ranged between Ps.58.3 million (0.1% of the Government’s total revenues) in 2002 and Ps.407.9 million (7.4% of the Government’s total revenues) in 1999.

     The transfer of responsibility for certain public services from the Government to the provinces (particularly in the areas of health and education), as well as the deficit of the National Social Security Administration caused imbalances in the fiscal relations between the Government and the provinces. These fiscal imbalances prompted several amendments to the revenue-sharing regime, including the 1992 Pacto Fiscal (Fiscal Pact), which (together with subsequent related agreements):

•	authorized the Government to withhold from the provinces 15% of aggregate co-participation transfers in order to fund its national social security obligations; and

•	required that the Government guarantee to the provinces aggregate monthly co-participation transfers of no less than Ps.725 million.

     In December 1999, the Government and provinces (along with the City of Buenos Aires) reached an agreement in which the Government agreed to make fixed monthly revenue transfers to the provinces in the following aggregate amounts:

•	Ps.1.35 billion in 2000; and

•	in 2001, the higher of Ps.1.364 billion and the average monthly co-participation payments during the prior three years.

     In December 2000, the Government, the provinces and the City of Buenos Aires modified and ratified the 1999 agreement, providing for fixed monthly transfers in the following amounts:

•	Ps.1.36 billion in 2001 and 2002;

•	in 2003, the higher of Ps.1.40 billion and the average monthly co-participation payments during the prior three years;

•	in 2004, the higher of Ps.1.44 billion and the average monthly co-participation payments during the prior three years; and

•	in 2005, the higher of Ps.1.48 billion and the average monthly co-participation payments during the prior three years.

     The ratified agreement also established for each province and the City of Buenos Aires medium-term fiscal deficit targets in order to achieve a fiscal balance by year 2005.

     In 2001, faced with declining tax revenues, the Government unilaterally reduced the amounts of monthly co-participation transfers to the provinces. In response, provinces led by Peronist governors initiated lawsuits in the Supreme Court claiming breach by the Government of its obligations under the co-participation agreements.

     In November 2001, the Government reached an agreement with several provinces concerning overdue and future co-participation payments. Pursuant to this agreement:

•	the provinces accepted a reduction in co-participation payments commensurate with the Government’s reductions of other primary expenditures (an overall 13% reduction in payments);

•	the Government was allowed to discharge up to 40% of its co-participation obligations with new bonds, known as Lecops, issued by the Fondo Fiduciario para el Desarrollo Provincial (Fiduciary Fund for Provincial Development, which we refer to as the Provincial Development Fund) (this fund was created in 1995 to assist provinces facing financial difficulties); the remaining 60% had to paid in pesos.

-	The Provincial Development Fund began issuing to the provinces and the City of Buenos Aires Lecops or Letras de Cancelación de Obligaciones Provinciales in August 2001. The provinces could use these bonds to pay wages, pensions or other obligations. Additionally, the Government and other national public entities could use Lecops to make payments of any nature to the provinces or the City of Buenos Aires (including co-participation payments). These bonds, in turn, could be used to cancel tax obligations owed to the Government (with certain exceptions, such as taxes on financial transactions, taxes on gaming proceeds and social security taxes) as well as to certain local governments. Because of these features, Lecops circulated in the Argentine economy as a quasi-currency.

-	A province that received Lecops, or the Government if the bonds had been issued to discharge Government obligations, would undertake to pay to the Provincial Development Fund the nominal amount of the bond at its maturity, when the Fund would in turn have to pay to the holder of the bond its nominal amount. The Provincial Development Fund was authorized to issue Lecops up to an aggregate amount of Ps.3.3 billion, and each province (or the City of Buenos Aires) could receive Lecops up to an amount equal to the greater of its payroll obligations and the amount of past-due co-participation transfers from the Government accrued between July 1 and December 31, 2001.

•	the Government undertook to assist the provinces in refinancing their debt; and

•	with respect to past-due co-participation amounts accrued from July 1 through December 31, 2001, the provinces received credits against any amounts they owed to the Provincial Development Fund.

     In February 2002, following the political and social turmoil that had led to President De la Rúa’s resignation in December 2001, the Duhalde administration agreed with the provinces to eliminate the fixed-revenue transfers to the provinces, effectively reverting to the percentage-based system under the 1988 Co-Participation Law, which allocates the co-participation funds as follows:

•	55.36% to the provinces;

•	41.64% to the Government and the City of Buenos Aires;

•	2% to be divided among certain provinces to compensate them for losses they suffered as a result of fiscal imbalances caused by prior co-participation arrangements; and

•	1% to the ATN Fund.

     In exchange, the Government agreed to:

•	share with the provinces 30% of the revenues generated through the tax on financial transactions introduced in 2001 (which was originally excluded from the revenue-sharing regime); and

•	restructure the debts of the provinces that so elected by issuing new Government bonds.

     In addition to the Co-participation regime, several other revenue-distribution arrangements exist between the Government and the provinces. These special distribution arrangements include the following:

•	Income Taxes. Revenues from the tax on earnings are allocated as follows:

–	20% to the national social security system;

–	14% to the provinces, of which up to 10% may be directed to the province of Buenos Aires;

–	2% to the ATN Fund; and

–	64% to be distributed as provided in the 1988 Co-participation Law.

•	VAT Taxes. VAT revenues are allocated as follows: 10.307% to the national social security system, 0.693% to provincial social security funds and the remaining 89% to be distributed as provided in the 1988 Co-participation Law.

•	Taxes on Personal Goods. Revenues from taxes on personal goods are allocated as follows: 6.3% to provincial social security funds and the remainder to be distributed as provided in the 1988 Co-participation Law.

•	Taxes on Fuels. Revenue from most taxes on fuels are allocated to the national social security system, except for revenues from taxes on naphtha and natural gas, which are divided among the national social security system, the Government, the provinces and the Fondo Nacional de la Vivienda or FONAVI (the National Housing Fund).

•	Single-Presumptive Tax. Revenues from the single-presumptive tax are allocated as follows: 70% to the national social security system and the remainder to be distributed as provided in the 1988 Co-participation Law.

     Other Arrangements With the Provinces

     During the late 1990s and since 2000, the Government launched several programs and entered into different arrangements with the provinces to regularize their fiscal situation. Some of these programs provide financial assistance to the provinces in one form or another subject to fiscal tightening measures. Others are tied to the revenue-sharing arrangements between the Government and the provinces. We highlight below some of these programs:

     Provincial Development Fund. In 1995, Argentina created the Provincial Development Fund to assist provinces facing financial difficulties. In exchange for its commitment to implement fiscal discipline measures, a province would receive financial aid from the Government in the form of credits, guarantees or debt relief.

     Redemption of quasi-currency bonds. In 2001 and the first half of 2002, the provinces issued considerable amounts of quasi-currency bonds in the form of provincial treasury bonds (such as the bonds known as Patacones issued by the Province of Buenos Aires) in order to finance their fiscal deficits. Holders could use these bonds for payment of provincial taxes as well as to pay for telephone, water and other such services and, in certain cases, to pay national taxes. In March 2003, the Government approved a program for the redemption of quasi-currency bonds, both provincial and federal (the Lecops). Under this program:

•	the Central Bank redeemed a substantial portion of the provincial and federal quasi-currency bonds circulating in the economy and in exchange received from the Government bonds known as Boden Quasi-Currency;

•	each province agreed to issue a substitute provincial bond due in September 2006 in exchange for quasi-currency bonds not redeemed and to reimburse the Government for all amounts the Government paid under the Boden Quasi-Currency bonds. This reinvestment obligation is secured by a pledge of up to 15% of the co-participation revenue to which that province is entitled.

In 2003, the Government redeemed a substantial portion of quasi-currency bonds through the issuance of new CER-adjusted, peso-denominated bonds (Boden 2011 and Boden 2013). With very limited exceptions, provincial or federal quasi-currency bonds no longer circulate in the Argentine economy.

     Programa de Financiamiento Ordenado (Ordered Financing Program). In 2002, the Government created this program as part of a broader initiative to provide financial assistance to the provinces. Pursuant to this program, in 2002 and 2003 the Government signed bilateral fiscal agreements with a number of provinces (including the City of Buenos Aires), under which:

•	the Government provides loans from the Provincial Development Fund to signatory provinces conditioned upon the province’s adoption of spending controls and other administrative reforms. The proceeds from these loans may be used by the provinces only for the following purposes:

–	reduction of fiscal deficits;

–	payments of principal on outstanding debt; and

–	payment of unpaid salaries to provincial public employees and past-due payments owed to providers of essential goods and services;

•	signatory provinces agree to comply with all financial conditions to which the Government is subject under its financing arrangements with multilateral lending institutions; and

•	signatory provinces commit to:

–	establishing limits on floating-rate debt;

–	establishing monthly or quarterly fiscal targets;

–	presenting to the Government annual budgetary projections through 2005, including a description of fiscal measures necessary to maintain a balanced budget and to meet the province’s debt service obligations;

–	not incurring any new public indebtedness or issuing any new quasi-currency debt instruments; and

–	guaranteeing loan repayments by assigning to the Government their rights to receive co-participation funds under the February 2002 agreement.

     Bogars. In 2003, in accordance with the agreement reached between the Government and the provinces in February 2002, the Government restructured the debts of a number of provinces through a new bond, known as Bogar, which replaced the outstanding debt of provinces participating in this restructuring. These bonds were issued by the Provincial Development Fund in an aggregate principal amount of Ps.28.2 billion, and their payment is secured through a Government guarantee. The Government’s guarantee is, in turn, secured through a pledge of its share of revenues from the tax on financial transactions and co-participation taxes.

     Provinces with debt that was restructured through the issuance of Bogars have an obligation to reimburse the Provincial Development Fund and, indirectly, the Government, for any amounts paid under the bonds (either directly by the Provincial Development Fund or indirectly by the Government through its guarantee). The provinces’ obligations to reimburse the Provincial Development Fund and/or the Government are secured by a pledge of up to 15% of co-participation revenues to which the provinces are entitled.

     Fiscal Responsibility Law. On June 14, 2004, the executive branch of the Government submitted for Congress’ approval a proposal for the Fiscal Responsibility Law. This law seeks to implement important reforms to the fiscal framework for Argentina’s national, provincial and municipal public sectors. Some of its key features include the following:

•	the Government and the provinces would have to prepare annual fiscal programs for each upcoming year setting forth certain fiscal policies, targets and projections, and would have to regularly publish their fiscal results on their respective websites;

•	the growth rate of the primary expenditures of the national and provincial governments could not exceed the projected nominal GDP growth rate;

•	the Government and the provinces would have to maintain balanced budgets;

•	the Government and the provinces would have to create special anti-cyclical funds to reduce volatility in the fiscal cycle;

•	the provinces could not incur debt service obligations in excess of 15% of net co-participation transfers to the municipal governments; any province breaching this limit would be precluded, with certain exceptions, from incurring additional debt;

•	the Government would commit to reducing its outstanding debt as a percentage of GDP following its debt restructuring;

•	the provinces would have to seek approval from the Government’s Ministry of Economy for incurring debt or issuing guarantees; and

•	the Ministry of Economy would base its approval on the parameters set forth in the proposed law.

The Fiscal Responsibility Law, however, would not implement any amendments to the revenue-sharing regime between the Government and the provinces (including the City of Buenos Aires). This proposed Fiscal Responsibility Law has not yet been approved by Congress and we can offer no assurance that it will be approved by Congress.

Social Security

     Social Security Framework

     Argentina currently has a hybrid public/private national pension system, which was introduced in July 1994. Under this system, the Government is responsible for every worker’s basic pension. Employees may also elect to receive an additional pension that, depending on the date of an employee’s entry into the workforce, may be publicly or privately administered. The public pension system is a pay-as-you-go regime, where current social security expenditures are funded from current social security revenues and other current revenues.

     Three separate institutions administer Argentina’s national public pension system:

•	The Administración Nacional de Seguridad Social (the National Social Security Administration), which oversees the pension funds of the general public;

•	The Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares (the Armed Forces Pension Fund), which administers a special pension fund for the armed forces; and

•	The Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal (the Federal Police Pension Fund), which administers a special pension fund for federal law enforcement personnel.

     Between 1994 and 1996, the Government assumed responsibility for operating the provincial pension systems of ten provinces and two municipalities, including the City of Buenos Aires. The Government merged these provincial pension funds into the National Social Security Administration.

     The current public social security system provides the following main benefits:

•	Basic Pension (Prestación básica universal). The Government provides a basic pension to all individuals who have paid social security contributions for a majority of their working lives and have reached retirement age, regardless of the amount of the contributions made. The amount of this benefit is fixed by law and bears no relation to the amount of the contributions.

•	Supplemental Pension (Prestación complementaria). The Government also provides a supplemental pension to recipients of the basic pension in proportion to any social security contributions made by or on behalf of such recipient prior to July 1994. The amount of this supplemental pension is determined based on an individual’s social security contributions and the length of time for which contributions were made.

•	Optional Additional Pension (Prestación adicional por permanencia). Individuals who entered the workforce prior to July 1, 1994, can elect to receive an optional additional pension from the Government for contributions made after July 1, 1994. Alternatively, these individuals can elect to receive an additional pension from a private pension fund. The calculation of this benefit is based on an individual’s social security contribution from July 1, 1994 onward, and the length of time for which such contributions were made.

     Individuals who entered the workforce after July 1, 1994, may elect to receive a pension in addition to the Basic Pension Benefit only through a private pension fund.

     Argentina’s social security system also includes the following two unemployment programs:

•	Unemployment insurance that provides one-time or monthly benefits to terminated employees and their dependents who meet certain requirements.

•	The Heads-of-Household program sponsored by the World Bank, under which unemployed heads of household receive benefit payments in exchange for community-service work.

     The national social security system is currently funded primarily through the following taxes:

•	payroll taxes based on employee wages (usually 11% for employees and between 17% and 21% for employers, depending on the employer’s line of business). In November 2001, to stimulate consumer demand, the Government announced a temporary reduction (applicable only under certain circumstances) of employees’ mandatory pension contributions. This reduction is scheduled to be phased out by October 1, 2004;

•	mandatory employee contributions to the Instituto Nacional de Servicios Sociales para Jubilados y Pensionados (National Institute of Pensioner and Retiree Social Services) (equal to 3% of the employee’s wages);

•	the employee health system tax based on employee wages (3% for employees and 6% for employers); and

•	income taxes applicable to self-employed individuals (amounts are determined on an individual basis according to presumptive income ranges assigned to various lines of work).

     As a result of significant deficits within the public social security system, the Government has had to turn increasingly to other sources of revenue to fund its social security expenditures. Other fiscal revenues currently allocated to cover costs of the social security system include the following:

•	15% of gross co-participation revenues;

•	Ps.120 million from annual earnings-tax revenues plus 20% of additional Earnings Tax revenues;

•	10.307% of VAT-tax revenues;

•	100% of revenues from taxes on tobacco, diesel fuel, kerosene and compressed natural gas, and 21% of revenues from taxes on naphtha and natural gas;

•	70% of revenues from the single-presumptive tax; and

•	30% of gross revenues from privatizations.

     Evolution of Social Security Revenues and Expenditures

     Although the social security reforms of 1994 are expected over time to improve the efficiency of Argentina’s social security system, since they were implemented they have had a significant adverse effect on the finances of Argentina’s non-financial public sector. Since 1995, Argentina’s public social security system has registered a widening deficit, reflecting primarily the transition costs of shifting towards a private regime. From 1995 through 2003, the social security system’s deficit increased 410.5%, from Ps.1.9 billion in 1995 to Ps.7.8 billion in 2003. This deficit averaged Ps.5.8 billion each year from 1995 through 2003.

     Social Security Revenues. The significant rise in the social security deficit is attributable primarily to the pronounced decline in social security revenues, as new workers entering the labor market after July 1, 1994 directed their social security contributions to private pension funds. Thus, social security revenues decreased from Ps.13.7 billion in 1995 to Ps.11.7 billion in 2003.

     From 1999 through 2001, social security revenues continued the downward trend dating back to the 1994 reforms. In 1999 and again in 2001, this decline was exacerbated by the economic recession and by reductions in payroll-tax rates intended to stimulate the economy. Social security revenues registered a modest recovery of 1.8% in 2002, due to the economic recovery that Argentina began to experience in the second half of the year. In 2003, social security revenues increased by 20.2% to Ps.10.6 billion, as compared to Ps.8.8 billion in 2002, due both to the economic recovery and to increased compliance with contribution requirements resulting partly from reforms intended to deter tax evasion.

     Social Security Expenditures. Since 1995, social security expenditures tended to rise or remain constant, as participants in the public system who had entered the labor market prior to July 1, 1994, continued to retire. Social security expenditures increased from Ps.15.6 billion in 1995 to Ps.19.5 billion in 2003.

     In 1999 and 2000, social security expenditures remained relatively constant. In 2001, however, the Government began to implement several measures designed to limit social security expenditures. In April 2001, the Government issued several decrees, which:

•	eliminated supplemental social security payments made to some workers;

•	established a minimum salary requirement of Ps.100 for certain beneficiaries of Argentina’s unemployment insurance laws; and

•	provided for the retroactive payment in 12 installments, rather than in a lump sum, of retirement benefits that accrue while a worker’s paperwork is being processed.

     In May 2001, the Government also adopted weeklong postponements in the payment of certain benefits, which reduced the advances that the National Treasury had to make to the Social Security Administration. The Zero-Deficit Law, enacted in July 2001, also reduced the Government’s social security expenditures, as it required across the board reductions in Government expenditures to ensure overall fiscal balances. In part as a result of these measures, social security expenditures declined by 4.7% in 2001. In 2002, pension payments increased 13% due to the reversal of the reductions implemented under the Zero-Deficit Law. Despite this increase, overall social security expenditures declined 0.5% in 2002 due to changes in the accounting treatment of certain family benefits (in 2002 the Government began accounting for these benefits as current transfers and not social security expenditures).

     In 2003, social security expenditures increased by 17.7%, to Ps.19.5 billion, as a result of the wage increase for members of the armed forces and an increase of the minimum basic pension.

PUBLIC SECTOR DEBT

Overview

     Argentina’s public debt consists of foreign-currency denominated and peso-denominated debt owed directly by the Government and indirect debt consisting of guarantees by the Government granted on obligations of other national public institutions, the provinces (including the City of Buenos Aires) and private sector entities. It does not include direct debt of the provinces or other entities that is not guaranteed by the Government.

     As of December 31, 2003:

•	Argentina’s total public debt, net of financial assets related to debt operations (such as U.S. Treasury bonds held as collateral for Brady Bonds and certain reimbursement obligations from the provinces and financial institutions), was U.S.$157.9 billion (123.2% of GDP), and its gross public debt was U.S.$178.8 billion (139.5% of GDP);

•	92.4% or U.S.$165.2 billion of Argentina’s gross public debt was owed directly by the Government, while 7.6% or U.S.$13.6 billion was backed by Government guarantees;

•	Argentina’s peso-denominated debt totaled Ps.125.5 billion (U.S.$43.0 billion), representing 24.1% of Argentina’s gross public debt;

•	Argentina’s foreign-currency denominated debt totaled U.S.$135.8 billion, representing 75.9% of Argentina’s gross public debt;

•	approximately 43.4% (or U.S.$77.6 billion) of Argentina’s total gross public debt was held by Argentine residents and 56.6% (or U.S.$101.2 billion) was held by creditors resident outside of Argentina;

•	68.5% or U.S.$122.5 billion of Argentina’s gross public debt consisted of bonds (including provincial bonds guaranteed by the Government), 7.9% or U.S.$14.1 billion of national guaranteed loans (for a description of these loans see “ — Debt management — Secured or Guaranteed Debt”), 21.6% or U.S.$38.6 billion of loans from multilateral and bilateral lenders, 1.4% or U.S.$2.5 billion of temporary advances from the Central Bank and 0.6% or U.S.$1.1 billion of loans from commercial banks and other creditors;

•	U.S.$4.7 billion or 4.5% of Argentina’s public bonds and U.S.$2.0 billion or 1.9% of Argentina’s defaulted public bonds were held by entities affiliated with the Government, including the Central Bank, Banco de la Nación Argentina and Banco de Inversión y Comercio Exterior; and

•	all of Argentina’s outstanding direct and indirect debt obligations ranked equally in right of payment.

     The total debt figures above include past-due principal and interest payments.

     Since December 24, 2001, the Government has suspended payments on a substantial portion of Argentina’s public debt. As of March 31, 2004, Argentina was in default on approximately U.S.$101.9 billion or 56.6% of its total debt, including U.S.$21.4 billion in past-due principal payments and U.S.$11.0 billion in past-due interest payments. Past-due interest amounts are not capitalized, although the Government considers them additional debt.

Debt Record

     On December 24, 2001, the Government (under the temporary administration of President Rodriguez Saá) declared a suspension of payments on a substantial portion of Argentina’s public debt. President Duhalde endorsed the suspension of debt payments when he took office several days later. The Public Emergency and Reform Law, enacted on January 6, 2002, authorized the Government to take the measures necessary to create conditions for an economic recovery and to restructure Argentina’s public debt.

     On February 6, 2002, the Government issued Decree No. 256, which officially suspended payments on Argentina’s public debt and authorized the Ministry of Economy to undertake a restructuring of these obligations. Subsequently, the Government issued Resolution No. 73 (April 2002), Resolution No. 350 (September 2002),

Resolution No. 449 (October 2002) and Resolution No. 158 (March 2003), pursuant to which it refined the scope of the suspension of debt payments. In accordance with these decrees, the Government has continued to meet its debt obligations to the following creditors:

•	multilateral official lenders;

•	creditors that agreed to the pesification of their national guaranteed loans;

•	holders of new bonds (such as Boden) issued since the Government announced the suspension of debt payments; and

•	certain other categories of public debt.

     Since the suspension of principal and interest payments on Argentina’s public debt, the Government has analyzed alternatives for a restructuring of these obligations and exchanged information and opinions with Argentina’s creditors. On June 1, 2004, the Government announced its proposal for the restructuring of Argentina’s defaulted bond debt. Argentina expects that the restructuring will include a global exchange offer with tranches in the United States, Argentina and various parts of Europe and Asia. The objective of the restructuring is to achieve a sustainable debt burden for Argentina.

     In this restructuring, the Government expects to issue three new debt securities together with a detachable GDP-linked security entitling holders to certain benefits. The three new debt securities are as follows:

•	Par Bonds,

•	Discount Bonds, and

•	Quasi-par Bonds.

     The Government expects that the financial terms of the exchange would depend on two different exchange scenarios:

•	Scenario 1. If bondholder participation is equal to or less than 70% of the total principal amount of defaulted indebtedness of U.S.$81.2 billion, then the aggregate amount of new debt securities to be issued will be approximately U.S.$38.5 billion. In this case, the maximum principal amount of the Par Bonds to be issued will be approximately U.S.$10.0 billion and the maximum principal amount of Discount Bonds will be approximately U.S.$20.17 billion.

•	Scenario 2. If bondholder participation exceeds 70% of the total principal amount of defaulted indebtedness of U.S.$81.2 billion, then the aggregate amount of new debt securities to be issued will be approximately U.S.$43.2 billion. In this case, the maximum principal amount of the Par Bonds to be issued will be increased from the equivalent of U.S.$10.0 billion to approximately U.S.$15.0 billion and the maximum principal amount of Discount Bonds will be reduced from the equivalent of U.S.$20.17 billion to approximately U.S.$19.87 billion.

•	In either scenario, the maximum principal amount of the Quasi-par Bonds will be approximately U.S.$8.33 billion.

     The Government does not expect to issue new debt securities in respect of past-due interest. For purposes of the restructuring, the Government expects to take account of the amount of past-due interest solely for purposes of defining the maximum principal amount of Par Bonds, Discount Bonds and Quasi-par Bonds to be issued under each of Scenario 1 and Scenario 2.

     The Government expects that the new debt securities will include the following basic legal terms:

•	They will be direct, unconditional, unsecured and unsubordinated obligations of the Government, which will pledge its full faith and credit to make all payments of principal and interest on the debt securities when due and to perform all the covenants in the debt securities.

•	With certain exceptions, for so long as the new debt securities remain outstanding, the Government will not create any security interest in its assets or revenues to secure its public external indebtedness unless the new debt securities are given equal security or the benefit of a security guarantee, indemnity or other arrangement approved by the bondholders.

•	Except as otherwise required by law, the Government will make all payments on the new debt securities free and clear of, and without deduction or withholding for or on account of, any present or future taxes, duties, assessments or other governmental charges imposed by the Government.

•	Payment default provisions included in the new debt securities will be substantially the same as those in existing global bonds, with the following exceptions:

–	Any event or condition that results in the acceleration of the maturity of existing defaulted debt securities that are not exchanged pursuant to the proposed debt restructuring will not constitute an event of default under the new debt securities.

–	The new debt securities will include provisions requiring the vote of 25% of holders of a bond series to accelerate the new debt securities in the event of a payment default.

–	New debt securities governed by Argentine law will not contain cross-acceleration provisions.

•	The new debt securities will contain provisions regarding future modifications to their terms that differ from those applicable to substantially all of Argentina’s outstanding public external indebtedness. Under these provisions, which are commonly referred to as “collective action clauses,” modifications affecting certain reserved matters listed in the indenture relating to the new debt securities, including modifications to payment and other important terms, may be made to a single series of the new debt securities issued under the indenture with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to multiple series of the new debt securities issued under the indenture with the consent of the holders of 85% of the aggregate principal amount outstanding of all affected series and 66 2/3% of the aggregate principal amount outstanding of each affected series.

     For summary outlines of the terms of the Par and Discount Bonds to be issued pursuant to the debt restructuring under each of Scenario 1 and Scenario 2, see Annexes A1, A2, B1 and B2 to this Registration Statement. Annexes C1 and C2 contain descriptions of the Quasi-par Bonds. Annex D contains a description of the GDP-linked unit to be issued together with each new debt security under either scenario.

     Prior Debt Restructurings

     Commercial Banks. In 1985 and 1987, Argentina negotiated the restructuring of U.S.$34.7 billion of debt owed to commercial bank creditors. In addition to the banks extending new loans in the aggregate amount of approximately U.S.$3 billion, two small bond issues emerged from this restructuring: “new money bonds” and “alternative participation instruments” or “APIs,” of which an aggregate total of approximately U.S.$2.8 million was outstanding as of December 31, 2003. Interest payments to bank creditors were suspended in April 1988 and resumed on a partial basis until the refinancing of medium- and long-term commercial bank debt under the Brady Plan (as described below).

     The Brady Plan. In April 1992, Argentina announced a new refinancing agreement under the Brady Plan relating to medium- and long-term debt owed to commercial banks. The Brady Plan applied to an estimated U.S.$28.5 billion of debt, including an estimated U.S.$9.2 billion past-due interest payments. The Brady Plan effected a reduction of approximately U.S.$3.0 billion in the face amount of Argentina’s foreign debt, as well as a reduction of 35% in the net present value of interest payments.

     Over 96% of the commercial bank debt was refinanced pursuant to the Brady Plan. The Brady Plan provided for the issuance of par bonds, discount bonds and floating rate bonds and a cash payout of U.S.$700 million in exchange for previously outstanding commercial bank debt of U.S.$28.5 billion, which included U.S.$9.2 billion of interest in arrears. The par bonds:

•	were issued in an aggregate principal amount of U.S.$12.5 billion and DM284 million,

•	have a 30-year maturity, and

•	pay interest at fixed rates rising from 4% to 6% in the seventh year, in the case of the U.S. dollar denominated par bonds, and at a constant fixed rate of 5.87% for par bonds denominated in Deutsche Marks.

     The discount bonds:

•	were issued in an aggregate principal amount of U.S.$4.1 billion and DM282 million,

•	have a 30-year maturity, and

•	pay interest at the rate of LIBOR for the relevant currency plus 0.813%.

     The floating rate bonds (FRB):

•	were issued in an aggregate principal amount of U.S.$8.5 billion,

•	have a 12-year maturity (amortizing), and

•	pay interest at the rate of LIBOR for the relevant currency plus 0.813%.

     As of December 31, 2003, U.S.$2.4 billion in aggregate principal amount of par bonds, U.S.$1.0 billion in aggregate principal amount of discount bonds and U.S.$711 million in aggregate principal amount of floating rate bonds remained outstanding.

     Principal payments and a portion of interest payments on the par and discount Brady bonds are secured by collateral. For a description of these security arrangements see “—Debt Management—Secured or Guaranteed Debt.”

     Paris Club. Argentina restructured debt due to members of the Paris Club, a group of sovereign creditors, in five separate agreements in 1985, 1987, 1989, 1991 and 1992. Under most of these agreements, new maturities averaged 10 years, with average grace periods of approximately 5-1/2 years. The amounts rescheduled under these agreements totaled U.S.$9.0 billion. For further discussion of debt owed to Paris Club lenders, see “—Debt Owed to Official Institutions.”

Debt Management

     During the 1990s, the Government increasingly accessed the international capital markets to meet its financing needs. These issuances consisted primarily of global bonds and euro bonds. In the late 1990s, however, it became increasingly difficult for the Government to access the international markets. Accordingly, the Government was required to rely more heavily on:

•	domestic debt issuance of short-term treasury bonds known as Letes and medium- to long-term treasury bonds such as Bontes and Bonos-Pagaré. A large portion of these bonds were denominated in U.S. dollars, since fears of a potential devaluation of the peso hindered the Government’s ability to place peso-denominated debt in the years leading up to the termination of the Convertibility regime; and

•	loans from multilateral and bilateral lenders.

     After the suspension of debt payments in late 2001, the Government lost all access to the capital markets, foreign and domestic. As a result, the Government was forced to meet its financing needs through temporary advances from the Central Bank and loans from multilateral and bilateral lenders.

     Additionally, the Government began to issue a new type of bond known as Boden, primarily for the purpose of providing compensation to individuals and financial institutions affected by various measures adopted by the Government during the economic crisis. We set forth below a brief description of the various types of Boden:

•	Boden Depositor. The Government issued these bonds in 2002 and 2003 to compensate depositors for losses they incurred as a result of the pesification and the rescheduling of bank deposits. The issuance of these bonds generated financial assets for the Government, since it released banks from their obligations towards depositors receiving these bonds. In return, the banks incurred an obligation to reimburse the Government for the nominal principal amount of these bonds at a specified discount. The banks could discharge this obligation by either depositing funds in the Central Bank or canceling debt owed to them by the Government. Boden Depositor bonds could be used to make certain payments and expenditures, including tax payments, car and real estate purchases. As of December 31, 2003, there were a total of U.S.$6.1 billion of these bonds outstanding, of which U.S.$5.9 billion were denominated in U.S. dollars and U.S.$153.8 million were denominated in pesos.

•	Boden Compensation and Boden Coverage. The Government issued these bonds in 2002 and 2003 to banks to compensate them for losses they incurred as a result of the asymmetric pesification of substantially all of the foreign-currency denominated loans and liabilities.

–	Boden Compensation. These bonds were issued to compensate banks for the difference in value between their pesified assets and their pesified liabilities. As of December 31, 2003, there were a total of U.S.$5.9 billion of these bonds outstanding, of which U.S.$4.8 billion were denominated in U.S. dollars and U.S.$1.1 billion were denominated in pesos.

–	Boden Coverage. Since the pesification process did not encompass all the foreign-currency assets and liabilities of banks, the banks also suffered losses in terms of the difference between their remaining foreign-currency denominated assets and their remaining foreign-currency denominated liabilities. Boden Coverage bonds were issued to compensate banks for this difference in value (measured based on the banks’ assets and liabilities as of December 31, 2001). To receive these bonds, however, banks had to agree to reimburse the Government for the principal amount of the bond at a specified discount. This reimbursement obligation represented a countervailing financial asset of the Government. Banks could discharge this reimbursement obligation in the same manner they could discharge reimbursement obligations relating to the Boden Depositor. As of December 31, 2003, there were a total of U.S.$2.4 billion of these bonds outstanding, all of which were denominated in U.S. dollars.

•	Boden Restitution. The Government issued these bonds in 2003 to compensate pensioners and public-sector employees for the 13% reductions in benefits and salaries that took place in 2001. As of December 31, 2003, there were a total of U.S.$872.8 million of these bonds outstanding, all of which were denominated in pesos.

•	Boden Quasi-Currency. The Government issued these bonds in 2003 to the Central Bank as part of the process of redeeming substantially all of its own quasi-currency bonds (the Lecops) and substantially all of the quasi-currency bonds issued by the provinces (such as the bonds known as Patacones issued by the Province of Buenos Aires). The provinces agreed to reimburse the Government the nominal principal amount of Boden Quasi-Currency bonds it issued to redeem provincial quasi-currencies, thus generating a countervailing financial asset for the Government. As of December 31, 2003, there were a total of U.S.$2.4 billion of these bonds outstanding, all of which were denominated in pesos.

     The peso-denominated Boden issued by the Government in 2002 and 2003 were all subject to adjustments for inflation based on CER.

     After the suspension of debt payments in December 2001, the Government also continued issuing Bocones. These bonds, which the Government has issued since 1991, are used primarily to restructure obligations that the Government owes to pensioners and various private creditors. In August 1997, the Government also authorized the issuance of a series of Bocones as reparation to the families of those who were imprisoned by, or who disappeared under the rule of, the military dictatorship during the period from 1976 through 1983. From 1999 through 2003, the Government issued approximately U.S.$2.3 billion (Ps.6.6 billion) in Bocones.

     Debt Exchanges

     In 2001, as Argentina’s public debt burden grew increasingly unsustainable, the Government engaged in a series of debt exchanges designed to reduce the Government’s short- and medium-term debt service obligations. These debt exchanges permitted bondholders to exchange, on a voluntary basis, their outstanding bonds for new securities, the terms of which were set during the exchange offer period pursuant to a modified Dutch auction. This structure permitted the Government to determine pricing terms based on its review of the offers made by the bondholders. We set forth below a brief summary of the Government’s principal voluntary debt exchanges during 2001:

     February 2001 Debt Exchange. In February 2001, the Government conducted a voluntary global exchange offer in which it acquired an aggregate principal amount of approximately U.S.$4.4 billion in outstanding bonds (primarily denominated in U.S. dollars) with an average maturity of 2.5 years and an average interest rate of 11.03%, in exchange for approximately U.S.$4.2 billion in bonds with an average maturity of 7.4 years and an average interest rate of 12.06%. The new instruments issued in this exchange were a U.S. dollar-denominated Global Bond scheduled to mature in 2012 and a U.S. dollar-denominated Bonte scheduled to mature in 2006.

     Mega-Exchange. In June 2001, the Government conducted a voluntary global exchange offer, known as the “mega-exchange,” in which it acquired forty-six different types of outstanding bonds with an aggregate principal amount of approximately U.S.$29.5 billion, primarily denominated in U.S. dollars, in exchange for five new bonds with an aggregate principal amount of U.S.$30.4 billion. The IMF estimates that the mega-exchange resulted in a U.S.$12 billion increase in Argentina’s total debt measured on a net-present-value basis. The following new bonds were issued:

•	U.S.$2.1 billion of a Bono-Pagaré due in 2006;

•	U.S.$11.5 billion of a Global Bond due in 2008;

•	U.S.$931 million of a peso-denominated Global Bond due in 2008, convertible into U.S. Dollars at a U.S.$1 to Ps.1 exchange rate;

•	U.S.$7.5 billion of a U.S. dollar-denominated Global Bond due in 2018; and

•	U.S.$8.5 billion of a U.S. dollar-denominated Global Bond due 2031.

     Immediately after the exchange, the new bonds issued accounted for 32.0% of the Government’s foreign-currency denominated debt.

     November 2001 Debt Exchange. In November 2001, the Government conducted a voluntary exchange offer in which it acquired an aggregate principal amount of approximately U.S.$42.3 billion in outstanding bonds, with an average maturity of 12.01 years, in exchange for U.S.$42.0 billion in tax-secured loans (known as national guaranteed loans) with an average maturity of 14.02 years. Although both domestic and foreign bondholders were eligible to participate in this exchange offer, the principal participants were domestic creditors (consisting primarily of banks and pension funds).

     National guaranteed loans were issued in U.S. dollars and in pesos. U.S.$28.0 billion of these loans had a fixed interest rate and U.S.$13.9 billion had a floating interest rate. Beginning in 2004, U.S.$90 million of these loans will begin to amortize. Under their original terms, national guaranteed loans had the following key features:

•	During the period of time coterminous with the term of the original bonds, the interest rate on these loans was equal to 70% of the original interest, up to a maximum of 7% for fixed-rate loans and LIBOR plus 3% for floating-rate loans. After the term of the original bonds, the interest rate on these loans would be set at these maximum rates (i.e., 7% and LIBOR plus 3%).

•	National guaranteed loans are secured through a pledge of Government revenues from the tax on financial transactions and co-participation taxes (i.e., the taxes that the Government is required to share with the provinces pursuant to the Co-participation Law of 1988).

•	Holders of national guaranteed loans retained the right to recover their original bonds upon any default (we refer to this process as the reverse swap of national guaranteed loans).

The interest rate and the reverse swap feature of these loans were modified during the pesification process.

     Pesification Process

     On February 3, 2002, following the end of the Convertibility regime, the Government announced (through Decrees Nº 214, 410 and 471) the conversion into pesos of all foreign-currency denominated debt issued under Argentine law, with the new peso-denominated debt subject to adjustments for inflation based on CER. As part of this pesification process, the government took the following measures:

•	It pesified U.S.$57.5 billion in foreign-currency denominated Argentine-law governed Government debt at a rate of U.S.$1 to Ps.1.4. This debt consisted of Bontes, Bocones, Bonos-Pagaré, national guaranteed loans, bilateral loans and other obligations (such as commercial bank debt, Letes and other treasury bonds). As of March 31, 2002, this pesified debt had declined in value to U.S.$28.4 billion as a result of the devaluation of the peso.

•	It reduced the interest rates on the Government’s pesified debt to an annual rate of 2.0%, with the exception of pesified national guaranteed loans, which were assigned fixed interest rates between 3% and 5.5%.

     The pesification of U.S. dollar-denominated national guaranteed loans triggered the right of holders of these loans to revert back to the original bonds for which the loans had been exchanged. Pursuant to Decrees No. 644 (April 2002) and No. 79 (January 2003), to continue to receive debt payments, holders of these pesified national guaranteed loans were required to accept pesification and waive their right to revert back to the original bonds. Pursuant to Decree No. 530 (August 2003), any holders of national guaranteed loans who failed to waive this right were required to revert back to their original bonds. In 2003, holders of national guaranteed loans in an aggregate principal amount of U.S.$13.5 billion reverted to their original bonds in an aggregate principal of U.S.$17.8 billion, resulting in a U.S.$4.3 billion increase in Argentina’s public debt. Additionally, since the Government was not current on the original bonds, these reverse swaps resulted in a U.S.$1.5 billion increase in past-due principal and interest payments. The Government expects to restructure these original bonds as part of its broader debt restructuring.

     Indirect Debt

     The Government guarantees — in part or in full — principal and interest payments on certain debt obligations of the provinces and other national and private entities. A portion of these Government guarantees is secured by financial assets or tax receivables of the Government.

     As of December 31, 2003, the Government guaranteed third-party obligations with an aggregate principal amount of U.S.$13.6 billion, consisting of the following obligations:

•	U.S.$12.3 billion in debt owed by national entities separate from the Government (such as Banco de la Nación Argentina), a substantial portion of which was owed by non-financial public institutions; 98.3% of these debt obligations were secured by assets of the direct obligor of these debts;

•	U.S.$998.1 million in provincial debt, all of which was secured by assets of the direct obligor of these debts; and

•	U.S.$298.7 million in debt of private sector entities; none of these debts were secured by assets of the direct obligor of these debts.

     Bogar. These bonds were issued in 2003 by the Provincial Development Fund – in an aggregate principal amount of Ps.28.2 billion – to restructure the debts of a number of provinces. Their repayment is secured through a Government guarantee and thus constitute indirect debt of the Government. For a description of the arrangement between the Government and the provinces with respect to this bonds see “Public Sector Finances — Fiscal Relations With the Provinces — Other Arrangements With the Provinces.”

     Secured or Guaranteed Debt

     Certain of the Government’s debt obligations are secured by pledges of specific assets, including tax receivables and other forms of collateral. We set forth below a description of these security arrangements:

•	National Guaranteed Loans. These loans are secured by a pledge of the Government’s share of the revenue derived from the tax on financial transactions and co-participation taxes (i.e., the taxes the Government is required to share with the provinces under the Co-Participation Law of 1988). The Central Bank directly collects the tax on financial transactions and transfers those revenues to the Government on a monthly basis, but withholds the amount necessary to discharge the Government’s obligations under the national guaranteed loans. If the revenues from the tax on financial transactions is not sufficient to discharge these obligations, the Central Bank obtains the shortfall from co-participation taxes by directing banks (which collect all taxes in Argentina) to transfer to it the amount of the shortfall. The Central Bank directly pays the Government’s obligations under the national guaranteed loans from these funds.

•	Bogar. The Government’s obligation to make payments under its guarantee of amounts due under these bonds is secured through a pledge of the Government’s share of the revenue derived from the tax on financial transactions and co-participation taxes.

•	Brady Bonds. The full principal amount of par and discount bonds issued under the Brady Plan is secured, in the case of U.S.-dollar-denominated bonds, by zero-coupon U.S. Treasury bonds, and in the case of euro-denominated bonds (which were originally denominated in deutsche marks), by zero-coupon bonds issued by Kreditanstalt für Wiederaufbau or KfW (Germany’s development bank). The collateral securing 100% of the principal amount of these bonds cannot be drawn upon until the maturity date of these bonds in 2023. A portion of the interest payable on Brady bonds is collateralized as follows:

–	For discount bonds denominated in U.S. dollars or euros, interest collateral was set aside in an amount equal to 12 months of interest calculated at a presumed rate of 8% of the principal amount of the outstanding bonds.

–	For U.S. dollar-denominated par bonds, interest collateral was set aside in an amount equal to 12 months of interest calculated at a presumed rate of 6% of the principal amount of the outstanding bonds.

–	For euro-denominated par bonds, interest collateral was set aside in an amount equal to 12 months of interest calculated at a presumed rate of 5.87% of the principal amount of the outstanding bonds.

Since July 2002, the fiscal agent of the par and discount Brady bonds has made interest payments on these bonds as they became due, by liquidating and drawing upon the collateral set aside to secure these payments. As of December 31, 2003, the remaining collateral for interest payments on the discount bonds was valued at approximately U.S.$33.7 million and no collateral remained for interest payments on the par bonds. Additional payments in January and March 2004 further reduced the remaining collateral for interest payments on the U.S. dollar denominated discount bonds by approximately U.S.$11.2 million and completely depleted the collateral for the Euro-denominated discount bonds.

•	Spanish Bonds. In 1993, as part of the Brady restructuring, the Government issued to Spanish banks un-collateralized bonds maturing in 2008 (instead of 30-year Brady bonds). These bonds are guaranteed by the Spanish government, which performed under its guarantee following the Government’s suspension of debt payments. The Spanish government currently has a claim against the Government for U.S.$3.1 million arising from payments it made under its guarantee.

     Tax-Setoff Mechanism

     In the past, the Government has given holders of certain of its bonds the option, upon a payment default, to receive a tax credit in lieu of payment. This tax credit could be used to discharge tax obligations the bondholder owes to the Government.

     Several different types of Government bonds have had this tax-setoff feature (either by law or by the terms of the bonds), the specific mechanics of which vary. This tax-setoff mechanism has been a feature of the Bocones since they were first issued in 1991. Additionally, in 2001, the Government issued a series of notes under its medium-term note programme that incorporated a tax-setoff mechanism into the terms of the bonds. Moreover, in August 2001, the Government applied this tax-setoff mechanism to all sovereign bonds coming due prior to December 31, 2005. The Government’s annual budget would establish a limit on the amount of tax credits on sovereign bonds that the Government could issue in any given year. In April 2004, this tax-setoff arrangement was suspended for all treasury bonds (with certain exceptions, including Bocones and certain Boden) until the Government restructures its defaulted debt.

     Financial Assets

     The difference between Argentina’s gross public debt and its net public debt consists of various financial assets held by the Government. Some of these assets result from the Government’s debt operations, either because they generate a countervailing financial asset – as in the case of certain Boden – or because they are secured with collateral – as in the case of the Brady bonds. Other financial assets held by the Government consist of outstanding Government bonds that the National Treasury repurchases but does not cancel and amounts held by the National Treasury in bank accounts. As of December 31, 2003, these financial assets totaled U.S.$20.9 billion.

Evolution of Public Debt: 1999 - 2003

     From 1999 through 2001, Argentina’s gross public debt increased 18.5%, from U.S.$121.9 billion (43.0% of GDP) to U.S.$144.5 billion (53.8% of GDP). This increase resulted primarily from the following factors:

•	the Government’s ongoing need to finance its recurring fiscal deficits;

•	the issuance of debt to restructure past-due obligations owed to pensioners, suppliers and other private creditors; and

•	a series of debt exchanges that reduced the Government’s short- and medium-term debt service obligations, but also increased the principal amount of debt outstanding.

     During 2002, Argentina’s gross public debt decreased 4.9% to U.S.$137.3 billion (129.7% of GDP), due primarily to the pesification of its foreign-currency Argentine-law governed debt, combined with the subsequent devaluation of the peso. This decrease was largely offset by:

•	the issuance of approximately U.S.$2.9 billion in new peso-denominated debt and U.S.$12.6 billion in new foreign-currency denominated debt, in each case governed by Argentine law;

•	the accumulation of U.S.$4.3 billion in additional past-due interest payments; and

•	the increase in peso-denominated debt resulting from inflation adjustments.

In 2002 the Government also accumulated a total of U.S.$7.7 billion in past-due principal payments.

     During 2003, Argentina’s gross public debt increased 30.2% to U.S.$178.8 billion (139.5% of GDP). This increase resulted primarily from the following factors:

•	the issuance of approximately U.S.$4.1 million in new peso-denominated debt and U.S.$693.3 million in new foreign-currency denominated debt, in each case governed by Argentine law;

•	the reverse swap of certain national guaranteed loans for the corresponding original bonds;

•	the accumulation of U.S.$5.7 billion in past-due interest payments; and

•	the issuance of U.S.$9.7 billion in Bogar (provincial bonds issued through the Provincial Development Fund), which generated an indirect liability for the Government.

In 2003, the Government accumulated an additional U.S.$10.3 billion in past-due principal payments.

     In 2002 and particularly in 2003, the Government increasingly incurred obligations that resulted in countervailing financial assets. The balance of these countervailing assets, as of the dates indicated below, was as follows:

•	As of December 31, 2002, the Government had countervailing financial assets valued at U.S.$2.9 billion with respect to its outstanding Boden Depositor and Boden Coverage;

•	As of December 31, 2003, the Government had:

–	countervailing financial assets valued at U.S.$3.8 billion with respect to its outstanding Boden Depositor and Boden Coverage and U.S.$1.4 billion with respect to its outstanding Boden Quasi-Currency, and

–	countervailing financial assets valued at U.S.$9.7 billion with respect to the outstanding Bogar.

While the issuance of Boden Depositor, Boden Coverage, Boden Quasi-Currency and Bogar increased Argentina’s gross public debt, it did not similarly increase Argentina’s net public debt due to the creation of these countervailing assets. For a description of these transactions see “ — Debt Management.”

     The following table sets forth information on Argentina’s public debt as of the dates indicated:

Total Gross Public Debt(1)

(in millions of U.S. dollars)

	As of December 31,
	1999	2000	2001	2002	2003
Peso-denominated debt (2)(5)	$8,137	$5,677	$4,668	$29,599	$36,712
Principal arrears	0	0	0	3,455	6,017
Interest arrears	0	0	0	125	297

Total peso-denominated debt	$8,137	$5,677	$4,668	$33,178	$43,026

As a % of total gross public debt	6.7%	4.4%	3.2%	24.2%	24.1%
Foreign-currency denominated debt (3)(5)	113,740	122,341	139,785	95,720	114,093
Principal arrears	0	0	0	4,260	12,024
Interest arrears	0	0	0	4,161	9,678

Total foreign-currency denominated debt	113,740	122,341	139,785	104,141	135,795

As a % of total gross public debt	93.3%	95.6%	96.8%	75.8%	75.9%
Total gross public debt (including arrears)	121,877	128,018	144,453	137,320	178,821

Collateral and other financial assets (4)	(10,937)	(8,861)	(9,759)	(7,263)	(20,893)

Total net public debt (including arrears)	$110,940	$119,157	$134,694	$130,056	$157,927

Memorandum items:
Total gross public debt (including arrears) as a % of GDP	43.0%	45.0%	53.8%	129.7%	139.5%

Total gross public debt (including arrears) as a % of annual Government revenues	222.3%	230.8%	286.7%	764.3%	683.6%

Exchange rate(6)	1.00	1.00	1.00	3.40	2.92
CER(6)	n/a	n/a	n/a	1.41	1.46

(1)	Calculated using average quarterly exchange rate for GDP and Government revenues. The stock of the debt was calculated using the exchange rate at the end of each period.

(2)	Includes public debt denominated in local currency (public bonds, commercial-bank debt, obligations to bilateral lenders and others). For 2002 and subsequent dates, includes debt instruments initially issued in dollars but converted into pesos. For a list of these instruments, see “ — Debt Management.”

(3)	Includes public debt denominated in foreign currencies (multilateral and bilateral debt, public bonds, commercial-bank debt and others).

(4)	Includes collateral and other financial assets corresponding to total public debt.

(5)	Not including past-due principal and interest payments.

(6)	Exchange rate and CER used to calculate public debt totals for end of each period.

Source: Ministry of Economy.

     The following table sets forth information on Argentina’s performing and non-performing public debt as of the dates indicated:

Total Gross Public Debt
(in millions of U.S. dollars)

	As of December 31,
	1999	2000	2001	2002	2003
Peso-denominated Debt:(1)(2)
Performing	$8,137	$5,677	$4,668	$26,147	$32,387
Non-performing(3)(4)	0	0	0	3,452	4,325

Total peso-denominated debt(1)	$8,137	$5,677	$4,668	$29,599	$36,712
Foreign-currency Denominated Debt:(1)(3)(4)
Performing	$113,740	$122,341	$139,785	$43,001	$45,208
Non-performing(3)	0	0	0	52,719	68,885

Total foreign-currency denominated debt(1)	$113,740	$122,341	$139,785	$95,720	$114,093
Total gross public debt:(1)
Performing	$121,877	$128,018	$144,453	$69,148	$77,595
Non-performing(3)	0	0	0	56,171	73,210

Total gross public debt(1)	$121,877	$128,018	$144,453	$125,319	$150,805

Arrears:
Principal	$0	$0	$0	$7,715	$18,041
Interest	0	0	0	4,286	9,974

Total arrears	0	0	0	12,001	28,015

Total gross public debt (including arrears)	$121,877	$128,018	$144,453	$137,320	$178,821

Memorandum items:
Performing peso-denominated debt (as a % of total peso-denominated debt)	100.0%	100.0%	100.0%	88.3%	88.2%
Performing foreign-currency denominated debt (as a % of total foreign-currency denominated debt)	100.0%	100.0%	100.0%	44.9%	39.6%
Performing debt as a % of total gross public debt)	100.0%	100.0%	100.0%	55.2%	51.5%

(1)	Excludes past-due principal and interest payments.

(2)	Includes public debt denominated in local currency (public bonds, bilateral debt, commercial-bank debt and others). For 2002 and subsequent dates, includes debt instruments initially issued in dollars but converted into pesos. For a list of these instruments, see “–Debt Management”.

(3)	For a description of what Argentina’s “non-performing” debt encompasses, see “Certain Defined Terms and Conventions—Certain Defined Terms.”

(4)	Includes public debt denominated in foreign currencies (multilateral and bilateral debt, public bonds, commercial-bank debt and others).

Source: Ministry of Economy.

     The following tables set forth information on Argentina’s public debt by type of interest rates:

Total Gross Public Debt by Type of Interest Rate(1)

(in millions of U.S. Dollars)

	As of December 31,
	1999	2000	2001	2002	2003
Fixed rate(2)	$69,164	$80,422	$87,019	$85,156	$122,516
Variable rate	52,713	47,596	57,434	52,164	56,305
Libor	28,221	24,894	33,237	27,766	26,514
IMF	4,472	5,053	13,952	14,253	15,463
Term deposit interest rate(3)	7,187	7,576	2,408	1,662	1,810
Others(4)	12,833	10,073	7,837	8,483	12,518

Total Gross Public Debt	$121,877	$128,018	$144,453	$137,320	$178,821

(1)	Includes past-due principal and interest payments.

(2)	Includes bonds, the principal amount of which is adjusted for inflation in Argentina as measured by CER. The amount of such inflation-linked debt as of December 31, 2003, (including past-due principal and interest payments) was U.S.$38.0 billion.

(3)	Daily average for peso and dollar term deposits as reported by the Central Bank.

(4)	Includes the IADB interest rate, Badlar and others.

Source: Ministry of Economy.

Total Gross Public Debt by Type of Interest Rate(1)

(as a percentage of total public debt)

	As of December 31,
	1999	2000	2001	2002	2003
Fixed rate(2)	56.7%	62.8%	60.2%	62.0%	78.5%
Variable rate	43.3	37.2	39.8	38.0	31.5
Libor	23.2	19.4	23.0	20.2	14.8
IMF	3.7	3.9	9.7	10.4	8.6
Term deposit interest rate(3)	5.9	5.9	1.7	1.2	1.0
Others(4)	10.5	7.9	5.4	6.2	7.0

Total Gross Public Debt	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes past-due principal and interest payments.

(2)	Includes bonds, the principal amount of which is adjusted for inflation in Argentina as measured by CER. Such inflation-linked debt (including past-due principal and interest payments) accounted for 21.3% of Argentina’s total public debt as of December 31, 2003.

(3)	Daily average for peso and dollar term deposits as reported by the Central Bank.

(4)	Includes the IADB interest rate, Badlar and others.

Source: Ministry of Economy.

     Maturity Profile

     From 1999 through 2001, Argentina’s short-term debt as a percentage of total gross public debt increased from 3.4% to 4.7%. This relative increase of short-term debt over medium- and long-term debt reflected the Government’s deteriorating finances, which forced it to rely increasingly on short-term financing.

     In 2002, Argentina’s short-term debt decreased to less than 1% of gross public debt and its medium- and long-term debt decreased to 90.5% of gross public debt, as the Government reclassified past-due principal and interest payments on its debt as being in arrears. Short-term debt increased again in 2003, to 1.4% of gross public debt, primarily as a result of an increase in the amount of short-term financing from the Central Bank. Medium- and long-term debt decreased to 82.9% of gross public debt in 2003 due to the increase and reclassification of past-due amounts.

     The following tables set forth Argentina’s total public debt by term as of the dates indicated:

Total Gross Public Debt by Term

(in millions of U.S. dollars)

	As of December 31,
	1999	2000	2001	2002	2003
Short-term(1)	$4,174	$5,108	$6,746	$1,079	$2,526
Medium-term and long-term(2)	117,703	122,910	137,707	124,240	148,279
Arrears:
Principal	0	0	0	7,715	18,041
Interest	0	0	0	4,286	9,974

Total Arrears	0	0	0	12,001	28,015

Total gross public debt	$121,877	$128,018	$144,453	$137,320	$178,821

(1)	Debt with original maturity of one year or less.

(2)	Debt with original maturity of more than one year.

Source: Ministry of Economy.

Total Gross Public Debt by Term

(as a percentage of total public debt)

	As of December 31,
	1999	2000	2001	2002	2003
Short-term(1)	3.4%	4.0%	4.7%	0.9%	1.4%
Medium-term and long-term(2)	96.6	96.0	95.3	90.5	82.9
Arrears:
Principal	0	0	0	5.6	10.1
Interest	0	0	0	3.1	5.6
Total Arrears	0	0	0	8.7	15.7
Total Gross Public Debt	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Debt with original maturity of one year or less.

(2)	Debt with original maturity of more than one year.

Source: Ministry of Economy.

     Distribution of Total Public Debt by Type of Creditor

     In 1999 and 2000, the Government owed more than 70% of its debt to bondholders, primarily holders of foreign-currency denominated bonds, and more than 20% to international official lenders, primarily multilateral institutions. It owed the remainder of its debt obligations to suppliers and private banks.

     This composition changed in 2001, when the aggregate principal amount of bonds outstanding decreased by U.S.$38.0 billion to 38.1% of total gross public debt, due primarily to:

•	debt-exchange transactions (principally the November 2001 debt exchange); and

•	Argentina’s diminishing access to the international capital markets.

Additionally, during 2001 debt owed to multilateral lenders increased by U.S.$10.6 billion to 22.4% of total gross public debt, as a result of disbursements under two-separate aid packages organized by the IMF.

     In 2002, the following factors again altered the composition of Argentina’s public debt:

•	the issuances of new bonds (principally Boden) and the accumulation of past-due interest payments, which increased bond debt by U.S.$20.6 billion to 55.1% of total gross public debt; and

•	the pesification process, which decreased the amount of debt held in the form of national guaranteed loans by U.S.$19.5 billion to 16.6% of total gross public debt.

     In 2003, the composition of Argentina’s public debt changed again, with bond debt increasing by U.S.$37.2 billion to 63.1% of Argentina’s total debt, while debt in the form of national guaranteed loans decreased by U.S.$8.7 billion to 7.9% of the total public debt. This change resulted in part from new bond issuances and the accumulation of past-due interest payments. An additional factor during 2003 was the reverse swap of national guaranteed loans for the corresponding original bond.

     The following tables set forth Argentina’s total public debt by type of creditor as of the dates indicated:

Total Gross Public Debt by Creditor

(in millions of U.S. dollars)

	As of December 31,
	1999	2000	2001	2002	2003
Medium-Term and Long-Term Debt:
Multilateral debt:
IMF	$4,472	$5,053	$13,952	$14,253	$15,463
World Bank	8,596	9,054	9,673	7,697	7,683
Inter-American Development Bank	7,208	7,622	8,704	8,379	8,946
FONPLATA	29	29	27	24	22
Int. Fund for Agricultural Development	7	6	6	5	3
Principal arrears	0	0	0	758	0
Interest arrears	0	0	0	0	0

Total multilateral debt	20,311	21,764	32,362	31,116	32,117
Bilateral debt:
Paris Club	3,235	2,375	1,879	1,796	1,811
Other bilateral debt	2,682	2,186	2,598	2,459	2,761
Principal arrears	0	0	0	478	1,498
Interest arrears	0	0	0	166	397

Total bilateral debt	5,918	4,561	4,477	4,899	6,467

Total official debt	26,228	26,325	36,839	36,015	38,584
Private Creditors:
Suppliers	641	1,045	1,537	258	267
Private banks	5,029	2,461	2,015	1,233	522
Principal arrears	0	0	0	247	251
Interest arrears	0	0	0	61	88

Total debt to private creditors	5,670	3,506	3,553	1,799	1,128
Bonds:
Peso-denominated bonds	6,390	4,410	1,505	4,928	9,676
Foreign-currency denominated bonds	79,414	88,668	53,552	60,411	77,346
Principal arrears	0	0	0	6,231	16,292
Interest arrears	0	0	0	4,060	9,490

Total bonds	85,804	93,079	55,057	75,629	112,804
National guaranteed loans	0	0	42,258	22,797	14,100
Bogars	0	0	0	0	9,679

Total medium-term and long-term debt	117,703	122,910	137,707	136,241	176,295
Short-Term Debt:
Treasury bonds	4,174	5,108	6,746	0	0

Temporary advances from the Central Bank:	0	0	0	1,079	2,526
Total short-term	4,174	5,108	6,746	1,079	2,526

Total gross public debt	$121,877	$128,018	$144,453	$137,320	$178,821

Source: Ministry of Economy.

Total Gross Public Debt by Creditor

(as a % of the total public debt)

	As of December 31,
	1999	2000	2001	2002	2003
Medium-Term and Long-Term Debt:
Multilateral debt:
IMF	3.7%	3.9%	9.7%	10.4%	8.6%
World Bank	7.1	7.1	6.7	5.6	4.3
Inter-American Development Bank	5.9	6.0	6.0	6.1	5.0
FONPLATA	—	—	—	—	—
Int. Fund for Agricultural Development	—	—	—	—	—
Principal arrears	—	—	—	0.6	—
Interest arrears	—	—	—	—	—

Total multilateral debt	16.7	17.0	22.4	22.7	18.0
Bilateral debt:
Paris Club	2.7	1.9	1.3	1.3	1.0
Other bilateral debt	2.2	1.7	1.8	1.8	1.5
Principal arrears	—	—	—	0.3	0.8
Interest arrears	—	—	—	0.1	0.2

Total bilateral debt	4.9	3.6	3.1	3.6	3.6

Total official debt	21.5	20.6	25.5	26.2	21.6
Private Creditors:
Suppliers	0.5	0.8	1.1	0.2	0.1
Private banks	4.1	1.9	1.4	0.9	0.3
Principal arrears	—	—	—	0.2	0.1
Interest arrears	—	—	—	—	—

Total debt to private creditors	4.7	2.7	2.5	1.3	0.6
Bonds:
Peso-denominated bonds	5.2	3.4	1.0	3.6	5.4
Foreign-currency denominated bonds	65.2	69.3	37.1	44.0	43.3
Principal arrears	—	—	—	4.5	9.1
Interest arrears	—	—	—	3.0	5.3

Total bonds	70.4	72.7	38.1	55.1	63.1
National guaranteed loans	—	—	29.3	16.6	7.9
Bogars	—	—	—	—	5.4

Total medium-term and long-term debt	96.6	96.0	95.3	99.2	98.6
Short-Term Debt:
Treasury bonds	3.4	4.0	4.7	—	—
Temporary advances from the Central Bank:	—	—	—	0.8	1.4

Total short-term	3.4	4.0	4.7	0.8	1.4

Total gross public debt	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Ministry of Economy.

     The following tables set forth information relating to Argentina’s performing and non-performing public debt by creditor.

Total Gross Performing and Non-Performing Public Debt by Creditor
(in millions of U.S. Dollars)

	As of December 31,
	1999	2000	2001	2002	2003
Performing Debt:
Multilateral debt:
IMF	$4,472	$5,053	$13,952	$14,253	$15,463
World Bank	8,596	9,054	9,673	7,697	7,683
Inter-American Development Bank	7,208	7,622	8,704	8,379	8,946
FONPLATA	29	29	27	24	22
International Fund for the Development of Agriculture	7	6	6	5	3

Total multilateral debt	20,311	21,764	32,362	30,359	32,118
Bilateral debt:
Paris Club	3,235	2,375	1,879	0	0
Other bilateral debt	2,682	2,186	2,598	0	0

Total bilateral debt	5,918	4,561	4,477	0	0
Private Creditors:
Suppliers	641	1,045	1,537	0	0
Private banks (commercial banks)	5,029	2,461	2,015	0	0

Total debt to private creditors	5,670	3,506	3,553	0	0
Bonds:
Peso denominated bonds	6,390	4,410	1,505	2,271	6,082
Foreign-Currency denominated bonds	79,414	88,668	53,552	12,642	13,090

Total bonds	85,804	93,079	55,057	14,914	19,173
National guaranteed loans	0	0	42,258	22,797	14,100
Bogars	0	0	0	0	9,679
Short-term debt:
Treasury Bonds	4,174	5,108	6,746	0	0
Temporary advances from the Central Bank	0	0	0	1,079	2,526
Total short term debt	4,174	5,108	6,746	1,079	2,526

Total performing gross public debt	121,877	128,018	144,453	69,148	77,595

Non-Performing Debt(1)(2)
Bilateral debt:
Paris Club	0	0	0	1,796	1,811
Other bilateral debt	0	0	0	2,459	2,761

Total bilateral debt	0	0	0	4,256	4,571
Private Creditors:
Suppliers	0	0	0	258	267
Private banks (commercial banks)	0	0	0	1,233	522

Total debt to private creditors	0	0	0	1,491	790
Bonds:
Peso denominated bonds	0	0	0	2,656	3,594
Foreign-Currency denominated bonds	0	0	0	47,768	64,255

Total bonds	0	0	0	50,425	67,849

Total non-performing gross public debt	0	0	0	56,171	73,210

Gross public debt	$121,877	$128,018	$144,453	$125,319	$150,805

(1)	Excludes past-due principal and interest payments.

(2)	For a description of what Argentina’s “non-performing” debt encompasses, see “Certain Defined Terms and Conventions—Certain Defined Terms.”

Source: Ministry of Economy.

Total Gross Performing and Non-Performing Public Debt by Creditor
(as a % of total public debt)

	As of December 31,
	1999	2000	2001	2002	2003
Performing Debt
Multilateral debt:
IMF	3.7%	3.9%	9.7%	11.4%	10.3%
World Bank	7.1	7.1	6.7	6.1	5.1
Inter-American Development Bank	5.9	6.0	6.0	6.7	5.9
FONPLATA	0.0	0.0	0.0	0.0	0.0
International Fund for the Development of Agriculture	0.0	0.0	0.0	0.0	0.0

Total multilateral debt	16.7	17.0	22.4	24.2	21.3
Bilateral debt:
Paris Club	2.7	1.9	1.3	0.0	0.0
Other bilateral debt	2.2	1.7	1.8	0.0	0.0

Total bilateral debt	4.9	3.6	3.1	0.0	0.0
Private Creditors:
Suppliers	0.5	0.8	1.1	0.0	0.0
Private banks (commercial banks)	4.1	1.9	1.4	0.0	0.0

Total debt to private creditors	4.7	2.7	2.5	0.0	0.0
Bonds:
Peso denominated bonds	5.2	3.4	1.0	1.8	4.0
Foreign-Currency denominated bonds	65.2	69.3	37.1	10.1	8.7

Total bonds	70.4	72.7	38.1	11.9	12.7
National guaranteed loans	0.0	0.0	29.3	18.2	9.3
Bogars	0.0	0.0	0.0	0.0	6.4
Short-term debt:
Treasury Bonds	3.4	4.0	4.7	0.0	0.0
Temporary advances from the Central Bank	0.0	0.0	0.0	0.9	1.7
Total short term debt	3.4	4.0	4.7	0.9	1.7

Total performing gross public debt	100.0	100.0	100.0	55.2	51.5
Non-Performing Debt(1)(2)
Bilateral debt:
Paris Club	0	0	0	1.4	1.2
Other bilateral debt	0	0	0	2.0	1.8

Total bilateral debt	0	0	0	3.4	3.0
Private Creditors:
Suppliers	0	0	0	0.2	0.2
Private banks (commercial banks)	0	0	0	1.0	0.3

Total debt to private creditors	0	0	0	1.2	0.5
Bonds:
Peso denominated bonds	0.0	0.0	0.0	2.1	2.4
Foreign-Currency denominated bonds	0.0	0.0	0.0	38.0	42.6

Total bonds	0.0	0.0	0.0	40.2	45.0

Total non-performing gross public debt	0.0	0.0	0.0	44.8	48.5

Gross public debt	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Excludes past-due principal and interest payments.

(2)	For a description of what Argentina’s “non-performing” debt encompasses, see “Certain Defined Terms and Conventions—Certain Defined Terms.”

Source:	Ministry of Economy.

Foreign-Currency Denominated Debt

     Under the Convertibility regime, most of Argentina’s public debt was denominated in foreign currencies (primarily in U.S. Dollars). From 1999 through 2001, Argentina’s foreign-currency denominated debt increased 22.9%, from U.S.$113.7 billion (93.3% of total gross public debt) to U.S.$139.8 billion (96.8% of total gross public debt).

     In 2002, Argentina’s foreign-currency denominated debt decreased 25.5% to U.S.$104.1 billion, primarily as a result of the pesification of its foreign-currency Argentine-law governed debt. This decrease was partly offset by:

•	the issuance of approximately U.S.12.6 billion in new U.S. dollar-denominated debt, all in the form of Boden; and

•	the accumulation of U.S.$4.2 billion in additional past-due interest payments.

     In 2003, Argentina’s foreign-currency denominated debt increased 30.4% to U.S.$135.8 billion, reflecting primarily:

•	the issuance of approximately U.S.$693.3 million in new U.S. dollar-denominated debt, all in the form of Boden;

•	the accumulation of U.S.$5.5 billion in past-due interest payments; and

•	the reverse swap of national guaranteed loans for the corresponding original bonds.

     As of December 31, 2003, Argentina had accumulated a total of U.S.$21.7 billion in past-due payments on its foreign-currency denominated debt, consisting of U.S.$12.0 billion in past-due principal payments and U.S.$9.7 billion in past-due interest payments.

     As of December 31, 2003, Argentina’s foreign-currency denominated public debt (excluding past-due amounts) consisted of:

•	multilateral loans with an aggregate principal amount of U.S.$32.1 billion;

•	bilateral loans with an aggregate principal amount of U.S.$4.0 billion;

•	bonds in an aggregate principal amount of U.S.$77.3 billion, consisting of:

–	Global bonds with an aggregate principal amount of U.S.$32.5 billion;

–	Eurobonds with an aggregate principal amount of U.S.$26.4 billion;

–	Boden with an aggregate principal amount of U.S.$13.1 billion;

–	par, discount and floating-rate bonds issued under the Brady Plan with an aggregate principal amount of U.S.$4.1 billion;

–	Samurai bonds with an aggregate principal amount of U.S.$1.1 billion;

–	other bonds (such as treasury notes and promissory notes) with an aggregate principal amount of U.S.$72.7 million; and

•	commercial bank loans and other debt with an aggregate principal amount of U.S.$486.9 million.

     The following table sets forth information regarding Argentina’s total foreign-currency denominated debt, as of the dates indicated:

Gross Foreign-Currency Denominated Public Debt
(in millions of U.S. dollars)

	As of December 31,
	1999	2000	2001	2002(1)	2003(2)
Foreign-currency denominated debt(3)	$113,740	$122,341	$139,785	$104,141	$135,795
As a % of GDP(4)	40.1%	43.0%	52.0%	98.4%	105.9%
As a % of Government revenues(4)	207.4	220.6	227.4	579.6	519.1
As a % of exports	488.0	464.5	526.6	405.1	462.3
As a % of international reserves	593.9	651.6	764.3	995.7	961.8

(1)	2002 dollar reserves are converted at the exchange rate published by Banco de la Nación Argentina for December 31, 2002.

(2)	2003 dollar reserves are calculated at the exchange rate published by Banco de la Nación Argentina for December 31, 2003.

(3)	Includes principal and interest arrears.

(4)	Figures calculated using an average quarterly exchange rate.

Source: Ministry of Economy.

     For a breakdown of foreign-currency denominated public debt by loan and bond issue, see “Tables and Supplemental Information.”

     As of December 31, 2003, excluding past-due principal and interest payments, 43.5% of Argentina’s gross public debt was denominated in U.S. dollars, 16.7% in Euros, 2.3% in Japanese Yen and 13.1% in other foreign currencies.

     The following table sets forth information regarding Argentina’s total foreign-currency denominated debt by type of currency, as of the dates indicated:

Gross Foreign-Currency Denominated Public Debt, by Currency(1)
(in millions of U.S. dollars)

	As of December 31,
	1999	2000	2001	2002	2003
U.S. Dollars	$80,692	$87,061	$103,998	$61,247	$83,324
Euros(2)	23,743	26,027	26,325	32,692	41,282
Japanese Yen	7,200	7,233	6,759	7,256	8,056
Other(3)	2,105	2,020	2,703	2,946	3,223

Foreign-currency denominated debt	$113,740	$122,341	$139,785	$104,141	$135,795

(1)	Figures include principal and interest arrears.

(2)	Due to the introduction of the Euro in 1999, debts owed in a variety of European currencies were converted into Euros.

(3)	Figures include Pound Sterling, Swiss Franc, Danish Crown, Swedish Crowns, Canadian Dollar, Australian Dollar, BID (currency units used by the IADB), SDR (currency units used by the IMF) and Kuwaiti Dinar.

Source: Ministry of Economy.

     Foreign-Currency Denominated Debt Service

     From 1999 through 2001, the Government’s average cost for borrowing in the international capital markets increased by 50.6%, with average spreads over U.S. Treasury Notes increasing from 555 basis points as of December 31, 1999, to 968 basis points as of December 31, 2001. As a result of this increase in Argentina’s cost of borrowing and the increase in Argentina’s foreign-currency denominated debt, interest payments on this debt increased 23.7% from 1999 through 2001, from U.S.$8.2 billion (2.8% of GDP) to U.S.$10.2 billion (3.2% of GDP). Following the suspension of debt payments, Argentina’s interest expense on its foreign-currency denominated debt decreased—on a cash basis — to U.S.$2.2 billion (1.9% of GDP) in 2002 and U.S.$2.3 billion (1.3% of GDP) in 2003. The following tables set forth information regarding Argentina’s projected debt service obligations on its performing foreign-currency denominated debt for the periods indicated:

Projected Performing Foreign-Currency Denominated Public Debt Service by Creditor(1)(2)(3)
(in millions of U.S. Dollars)

	2004			2005			2006			2007
	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total
Multilateral debt:
International Monetary Fund	6,510.0	354.7	6,864.7	4,137.0	176.6	4,313.6	2,995.5	92.2	3,087.7	1,820.9	24.5	1,845.4
World Bank	769.9	254.7	1,024.5	864.0	219.0	1,083.0	976.8	178.2	1,154.9	986.2	134.5	1,120.7
IADB and IFAD	505.6	444.7	950.2	538.9	424.0	962.9	1,386.9	385.2	1,772.1	1,448.4	311.3	1,759.7
FONPLATA	4.7	1.1	5.9	4.7	0.9	5.6	5.0	0.6	5.6	5.0	0.3	5.3
Other multilateral debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total multilateral debt	7,790.2	1,055.1	8,845.3	5,544.6	820.5	6,365.1	5,364.2	656.1	6,020.3	4,260.5	470.5	4,731.0

Bonds:
Total Bonds	288.5	146.1	434.6	1,805.9	147.9	1,953.8	1,565.8	128.0	1,693.8	1,551.0	109.5	1,660.5

Total performing foreign-currency denominated debt service	8,078.6	1,201.2	9,279.9	7,350.4	968.4	8,318.8	6,930.0	784.1	7,714.1	5,811.5	580.1	6,391.5

(1)	Calculated based on the stock of debt, exchange and interest rates as of December 31, 2003. Includes floating rate debt at the interest rate in effect on December 31, 2003.

(2)	The Government expects to restructure bilateral debt in conjunction with debt owed to Paris Club lenders.

(3)	Excludes certain debt obligations on which the Government has continued to make payments despite being formally subject to the suspension of debt payment. See “Certain Defined Terms and Conventions — Certain Defined Terms — Non-performing debt.”

Source: Ministry of Economy.

Projected Performing Foreign-Currency Denominated Public Debt Service by Creditor (1)(2)(3)
(in millions of U.S. Dollars)

	2008			2009			2010			2011
	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total
Multilateral debt:
International Monetary Fund	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
World Bank	860.7	95.1	955.8	706.2	65.2	771.3	570.3	42.8	613.1	417.0	30.5	447.4
IADB and IFAD	959.1	238.3	1,197.5	636.7	196.5	833.2	586.4	164.6	751.0	525.7	136.5	662.2
FONPLATA	1.0	0.1	1.0	1.0	0.0	1.0	0.8	0.0	0.8	0.0	0.0	0.0
Other multilateral debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total multilateral debt	1,820.8	333.5	2,154.3	1,343.8	261.7	1,605.5	1,157.5	207.4	1,364.9	942.6	167.0	1,109.6

Bonds:
Total Bonds	1,550.9	91.4	1,642.3	1,550.8	72.8	1,623.6	1,550.7	54.4	1,605.1	1,550.7	36.0	1,586.7

Total performing foreign-currency denominated debt service	3,371.7	424.9	3,796.6	2,894.7	334.4	3,229.1	2,708.2	261.8	2,970.0	2,493.3	203.0	2,696.3

(1)	Calculated based on the stock of debt, exchange and interest rates as of December 31, 2003. Includes floating rate debt at the interest rate in effect on December 31, 2003.

(2)	The Government expects to restructure bilateral debt in conjunction with debt owed to Paris Club lenders.

(3)	Excludes certain debt obligations on which the Government has continued to make payments despite being formally subject to the suspension of debt payment. See “Certain Defined Terms and Conventions — Certain Defined Terms — Non-performing debt.”

Source: Ministry of Economy.

Projected Performing Foreign-Currency Denominated Public Debt Service by Creditor (1)(2)(3)
(in millions of U.S. Dollars)

	2012			2013			2014
	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total
Multilateral debt:
International Monetary Fund	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
World Bank	375.7	24.0	399.7	280.1	18.3	298.4	227.7	14.0	241.6
IADB and IFAD	438.0	111.9	549.9	368.0	91.3	459.4	334.1	73.3	407.4
FONPLATA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other multilateral debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total multilateral debt	813.7	135.9	949.6	648.2	109.7	757.8	561.7	87.3	649.0

Bonds:
Total Bonds	1,550.6	17.6	1,568.3	125.4	0.7	151.6	0.0	0.0	0.0

Total performing foreign-currency denominated debt service	2,364.3	153.5	2,517.8	773.6	110.4	909.4	561.7	87.3	649.0

(1)	Calculated based on the stock of debt, exchange rate and interest rate as of December 31, 2003, includes floating rate debt at the interest rate in effect on December 31, 2003.

(2)	The Government expects to restructure bilateral debt in conjunction with debt owed to Paris Club lenders.

(3)	Excludes certain debt obligations on which the Government has continued to make payments despite being formally subject to the suspension of debt payment. See “Certain Defined Terms and Conventions — Certain Defined Terms — Non-performing debt.”

Source: Ministry of Economy.

Peso-Denominated Debt

     From 1999 through 2001, Argentina’s peso-denominated public debt decreased from U.S.$.8.1 billion (6.7% of gross public debt) to U.S.$4.7 billion (3.2% of gross public debt). This decline reflected the growing fears of a potential devaluation during this period, which hindered the Government’s ability to place peso-denominated debt instruments at rates similar to dollar-denominated debt.

     In 2002, Argentina’s peso-denominated debt increased by Ps.108.1 billion (U.S.$28.5 billion) to Ps.112.8 billion (U.S.$33.2 billion or 24.2% of gross public debt). This increase reflected primarily:

•	the pesification of Argentina’s foreign-currency Argentine-law governed debt;

•	adjustments for inflation;

•	the issuance of approximately Ps.9.9 billion (U.S.$2.9 billion) in new peso-denominated debt, primarily Boden and short-term advances from the Central Bank; and

•	the accumulation of Ps.425 million (U.S.$125 million) in past-due interest payments.

     In 2003, Argentina’s peso-denominated debt increased 29.7% to Ps.125.5 billion (U.S.$43.0 billion or 24.1% of gross public debt), reflecting primarily:

•	the issuance of approximately Ps.40.2 billion (U.S.$13.8 billion) in new peso-denominated debt, primarily Boden, Bogar and short-term advances from the Central Bank;

•	adjustments for inflation; and

•	the accumulation of Ps.501 million (U.S.$172 million) in past-due interest payments in addition to the U.S.$125 million accumulated in 2002.

     As of December 31, 2003, Ps.95.8 billion (U.S.$32.8 billion) of Argentina’s peso-denominated debt was subject to adjustments for inflation. As of that date, Argentina had accumulated a total of Ps.18.4 billion (U.S.$6.3 billion) in past-due payments on its peso-denominated debt, including Ps.17.6 billion (U.S.$6.0 billion) in past-due principal payments and Ps.866 million (U.S.$297 million) in past-due interest payments.

     As of December 31, 2003 Argentina’s peso-denominated public debt (excluding past-due amounts) consisted of:

•	bonds with an aggregate principal amount of Ps.56.5 billion (U.S.$19.4 billion), consisting of:

–	Bogar with an aggregate principal amount of Ps.28.2 billion (U.S.$9.7 billion);

–	Boden with an aggregate principal amount of Ps.13.4 billion (U.S.$4.6 billion);

–	Bocones with an aggregate principal amount of Ps.5.9 billion (U.S.$2.0 billion);

–	Bontes with an aggregate principal amount of Ps.3.1 billion (U.S.$1.1 billion);

–	Bonos-Pagaré with an aggregate principal amount of Ps.3.2 billion (U.S.$1.1 billion);

–	Eurobond with an aggregate principal amount of Ps.16.9 million (U.S.$5.8 million); and

–	other bonds with an aggregate principal amount of Ps.2.6 billion (U.S.$900 million).

•	national guaranteed loans with an aggregate principal amount of Ps.41.1 billion (U.S.$14.1 billion);

•	temporary advances from the Central Bank with an aggregate principal amount of Ps.7.4 billion (U.S.$2.5 billion); and

•	commercial bank loans and other debt obligations with an aggregate principal amount of Ps.2.1 billion (U.S.$731.6 million).

     In June 2001, the Government issued a global bond denominated in pesos. The terms and conditions of this global bond allowed bondholders to convert their bonds into U.S. Dollars at the official convertibility exchange rate of Ps.1.0 to U.S.$1.0. As of December 31, 2003, this bond had been reclassified as though it had been converted into U.S. dollars at the official convertibility exchange rate and included as a part Argentina’s foreign-currency denominated public debt.

     Peso-Denominated Debt Service

     Interest payments on Argentina’s peso-denominated debt decreased from 1999 through 2001, from Ps.223.6 million (2.7% of total interest payments) to Ps.72.8 million (0.7% of total interest payments), due primarily to the reduction in peso-denominated instruments issued by the Government. Despite the suspension of debt payments, interest expense on Argentina’s peso-denominated debt increased to Ps.981.4 million (U.S.$320.2 million or 14.4% of total interest payments) in 2002 and to Ps.1.9 billion (U.S.$639.4 million or 27.4% of total interest payments) in 2003. This increase reflected primarily interest payments on performing peso-denominated debt, including Boden and national guaranteed loans.

     The following tables set forth information regarding Argentina’s projected debt service on its performing peso-denominated public debt for the periods indicated:

Projected Performing Peso-Denominated Public Debt Service by Creditor (1)(2)(3)
(in millions of pesos)

	2004			2005			2006			2007
	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total
Bonds	3,174.2	260.8	3,435.1	2,588.2	211.1	2,799.3	2,973.3	197.8	3,171.1	2,463.7	141.6	2,605.3
National guaranteed loans	42.6	1,440.1	1,482.7	3,159.8	1,416.1	4,575.9	3,581.0	1,413.9	4,994.9	2,957.9	1,409.6	4,367.6
Bogars	0.0	566.3	566.3	1,129.5	556.2	1,685.7	1,355.4	529.7	1,885.1	1,355.4	502.6	1,858.0
Temporary Advances from the Central Bank	7,368.8	0.0	7,368.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total performing peso-denominated debt service	10,585.6	2,267.2	12,852.8	6,877.5	2,183.5	9,061.0	7,909.7	2,141.4	10,051.1	6,777.0	2,053.8	8,830.9

(1)	Calculated based on the stock of debt, exchange and interest rates as of December 31, 2003. Includes floating rate debt at the interest rate in effect on December 31, 2003.

(2)	The Government expects to restructure bilateral debt in conjunction with debt owed to Paris Club lenders.

(3)	Excludes certain debt obligations on which the Government has continued to make payments despite being formally subject to the suspension of debt payment. See “Certain Defined Terms and Conventions — Certain Defined Terms — Non-performing debt.”

Source: Ministry of Economy.

Projected Performing Peso-Denominated Public Debt Service by Creditor (1)(2)(3)
(in millions of pesos)

	2008			2009			2010			2011
	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total
Bonds	1,921.7	97.9	2,019.7	1,412.5	61.9	1,474.4	1,160.7	35.8	1,196.6	502.2	17.0	519.3
National guaranteed loans	2,514.9	1,300.2	3,815.2	10,200.5	1,085.3	11,285.8	4,716.9	784.3	5,501.2	4,918.5	596.4	5,514.9
Bogars	1,355.4	476.8	1,832.2	1,355.4	448.4	1,803.8	1,920.1	417.0	2,337.2	2,033.1	376.7	2,409.7
Temporary Advances from the Central Bank	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total performing peso-denominated debt service	5,792.1	1,874.9	7,667.0	12,968.3	1,595.6	14,563.9	7,797.8	1,237.2	9,034.9	7,453.8	990.0	8,443.9

(1)	Calculated based on the stock of debt, exchange and interest rates as of December 31, 2003. Includes floating rate debt at the interest rate in effect on December 31, 2003.

(2)	The Government expects to restructure bilateral debt in conjunction with debt owed to Paris Club lenders.

(3)	Excludes certain debt obligations on which the Government has continued to make payments despite being formally subject to the suspension of debt payment. See “Certain Defined Terms and Conventions — Certain Defined Terms — Non-performing debt.”

Source: Ministry of Economy.

Projected Performing Peso-Denominated Public Debt Service by Creditor(1)(2)(3)
(in millions of pesos)

	2012			2013			2014
	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total
Bonds	198.1	12.0	210.1	136.9	8.5	145.4	104.4	6.5	110.9
National guaranteed loans	1,489.2	395.3	1,884.4	250.4	369.2	619.6	1.4	365.5	367.0
Bogars	2,033.1	337.0	2,370.0	2,033.1	295.3	2,328.4	3,106.1	246.6	3,352.7
Temporary Advances from the Central Bank	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total performing peso-denominated debt service	3,720.4	744.2	4,464.6	2,420.3	673.1	3,093.4	3,212.0	618.6	3,830.6

(1)	Calculated based on the stock of debt, exchange and interest rates as of December 31, 2003. Includes floating rate debt at the interest rate in effect on December 31, 2003.

(2)	The Government expects to restructure bilateral debt in conjunction with debt owed to Paris Club lenders.

(3)	Excludes certain debt obligations on which the Government has continued to make payments despite being formally subject to the suspension of debt payment. See “Certain Defined Terms and Conventions — Certain Defined Terms — Non-performing debt.”

Source: Ministry of Economy.

Debt Owed to Official Institutions

     Historically, the International Monetary Fund, or IMF, the Inter-American Development Bank, or IADB, and the World Bank have provided Argentina with financial support subject to the Government’s compliance with stabilization and reform policies. During the 1990s, the IMF established quantitative and qualitative performance criteria as conditions to its continued lending including:

•	Quantitative performance criteria, designed to assess the fiscal and monetary management and debt administration of the national and provincial governments, including fiscal targets, limits on the expansion of domestic credit and the accumulation of new debt, and targets for maintaining or increasing the Government’s net international reserves.

•	Qualitative performance criteria, designed to assess structural reforms of the financial system and the public sector.

     These criteria generally evolve through a dialogue between the Government and the IMF and have a significant impact on Government policies.

     Generally, the World Bank and the IADB have made funding conditional on compliance with IMF criteria as well as other conditions. The financial support of the World Bank and the IADB include sector-specific and structural loans intended to finance social programs, public works and structural adjustments at the national and provincial levels.

     From 1999 through 2003, the total amount of debt owed by the Government to multilateral creditors increased 58.1%, from U.S.$20.3 billion in 1999 to U.S.$32.1 billion in 2003. In 2002, the Government made net payments to multilateral lenders (including the IMF, the IADB, the World Bank and other institutions) in an aggregate amount of U.S.$4.1 billion (including payments of principal, interest and commissions). In 2003, the net amount of these payments decreased by 41.2% to U.S.$2.4 billion. As of the date of this prospectus, the Government is current on all of its multilateral debt obligations.

     The Government borrows multilateral debt on behalf of the provinces. As of December 31, 2003, these obligations totaled U.S.$3.4 billion. These obligations generate a countervailing financial asset for the Government consisting of each province’s obligation to repay amounts borrowed by the Government on its behalf.

The following table sets forth capital flows from multilateral lenders as of the dates indicated:

Capital Flows from Multilateral Lenders
(in millions of U.S. dollars)

	1999	2000	2001	2002	2003
World Bank:
Disbursements	$1,610	$1,014	$1,328	$180	$1,963
Principal Payments	(462)	(560)	(709)	(1,331)	(2,977)
Principal Payments, net of Disbursements	1,148	455	619	(1,151)	(1,014)
Interest Payments	(527)	(703)	(712)	(529)	(363)
Payment of Commissions	(15)	(14)	(8)	(5)	(5)

Net (outflows) inflows	606	(262)	(102)	(1,685)	(1,382)

International Monetary Fund:
Disbursements	0	2,067	10,564	0	5,605
Principal Payments	(827)	(1,284)	(1,183)	(740)	(5,706)
Principal Payments, net of Disbursements	(827)	784	9,381	(740)	(101)
Interest Payments	(202)	(201)	(464)	(682)	(651)
Payments of Commissions	0	0	(27)	0	0

Net (outflows) inflows	(1,029)	583	8,889	(1,422)	(752)

Inter-American Development Bank:
Disbursements	1,219	940	1,491	417	2,666
Principal Payments	(356)	(349)	(307)	(937)	(2,368)
Principal Payments, net of Disbursements	863	591	1,184	(520)	298
Interest Payments	(432)	(497)	(428)	(486)	(571)
Payments of Commissions	(22)	(28)	(23)	(9)	(11)

Net (outflows) inflows	409	66	733	(1,015)	(283)

IFAD:(1)
Disbursements	2	2	1	0	1
Principal Payments	(1)	(2)	(2)	(1)	(3)
Principal Payments, net of Disbursements	0	0	0	(1)	(3)
Interest Payments	(1)	0	0	0	(1)
Payments of Commissions	0	0	0	0	0

Net (outflows) inflows	0	(1)	(1)	(1)	(3)

FONPLATA:(2)
Disbursements	10	3	1	1	4
Principal Payments	(3)	(3)	(3)	(4)	(6)
Principal Payments, net of Disbursements	7	0	(2)	(3)	(3)
Interest Payments	(2)	(2)	(2)	0	1
Payments of Commissions	0	0	(6)	0	0

Net (outflows) inflows	(5)	(2)	(10)	(3)	(4)

Total Disbursements	$2,840	$4,027	$13,385	$598	$10,238
Total Principal Payments	(1,648)	(2,198)	(2,204)	(3,013)	(11,061)
Principal Payments, net of Disbursements	(1,191)	1,829	11,181	(2,415)	(822)
Total Interest Payments	(1,164)	(1,403)	(1,607)	(1,697)	(1,587)
Total Commissions	(37)	(42)	(64)	(13)	(16)

Total Net (outflows) inflows	$(10)	$384	$9,510	$(4,125)	$(2,425)

(1)	International Fund for Agricultural Development.

(2)	Financial Fund for the development of the Plata Valley.

Source: Ministry of Economy.

     International Monetary Fund

     The IMF is the Government’s single largest creditor. As of December 31, 2003, the Government owed a total of U.S.$15.5 billion to the IMF, representing 8.6% of the Government’s total gross public debt. As of December 31, 2003, Argentina had exceeded its borrowing quota with the IMF (representing Argentina’s participation in this institution) by more than 500%.

     As of December 31, 2003, Argentina had the following amounts outstanding under its three credit facilities with the IMF:

•	U.S.$14.8 billion under its stand-by credit facility;

•	U.S.$695 million under its extended fund facility; and

•	U.S.$0 under its supplemental reserve facility.

As of that date it had additional funds available for borrowing only under the stand-by facility, in the amount of U.S.$10.6 billion.

     The IMF organized two separate financial aid packages for Argentina during the years leading up to the collapse of the Convertibility regime, one in December 2000 and the other in August 2001. As part of these packages, the IMF increased the amount available to Argentina under its credit facilities and secured for Argentina other sources (including loan commitments from the World Bank, the IADB and the Spanish government) of funding.

     In December 2001, the IMF suspended scheduled disbursements under Argentina’s credit facilities due to the Government’s inability to meet agreed-upon fiscal targets. During 2002, the IMF granted Argentina one-year extensions on the following amounts due under its supplemental reserve facility:

•	U.S.$1.0 billion in each of January and July;

•	U.S.$1.47 billion in each of May and November; and

•	U.S.$2.9 billion in September,

for a total of U.S.$5.3 billion. The Government repaid amounts due in 2002 under the stand-by and extended fund facilities on schedule.

     Since the collapse of the Convertibility regime, the Government has reached the following two agreements with the IMF:

•	an eight-month stand-by agreement reached in January 2003, which allowed the Government to avoid defaulting on its obligations to multilateral lenders. Under this agreement, the IMF agreed to extend to the Government a stand-by credit facility of approximately U.S.$2.9 billion to refinance principal and interest payments that would become due to the IMF during the eight-months covered by the agreement. Additionally, it allowed the Government to repay all other amounts that would become due during that eight-month period on the extended payment schedule contemplated by the IMF’s standard lending terms. Accordingly, the due date for these payments was extended by one year. The agreement was conditioned on the Government achieving several monetary and fiscal targets; and

•	a thirty-six month stand-by agreement reached on September 11, 2003. This agreement:

–	is conditioned on the World Bank and the IADB maintaining their current levels of exposure to Argentina and the Government;

–	requires the IMF to disburse approximately U.S.$13.3 billion (based on the exchange rate between the U.S. dollar and the IMF’s lending units, known as SDRs, as of December 31, 2003) to the Government for purposes of covering principal payments coming due to the IMF;

–	allows the Government to pay on an extended schedule amounts that, under the IMF’s standard lending terms, it would otherwise be required to pay during the first year of the agreement; this extended schedule defers the due date on these payments by one year;

–	requires the Government to make interest payments on its multilateral debt from its own resources; and

–	is conditioned on the Government meeting certain quantitative and qualitative performance criteria, including the following, which have already been met:

•	to redeem substantially all of the provincial and federal quasi-currency bonds by the end of 2003,

•	to implement reforms to reduce tax evasion, and

•	to lift restrictions on withdrawals from bank deposits and compensation of the banking sector for losses resulting from the pesification; and

–	is also conditioned on the Government meeting certain other quantitative and qualitative performance criteria which it has yet to meet, including the following:

•	to achieve in 2004 a consolidated primary surplus for the Government and the provinces of no less than 3.0% of the GDP and for the Government on a stand-alone basis of no less than 2.4% of the GDP,

•	to make substantial progress in the restructuring of the Government’s debt obligations,

•	to renegotiate public utility rates,

•	to implement reforms of the revenue-sharing arrangement with the provinces by the end of 2004,

•	to implement administrative reforms to Argentina’s customs authority, and

•	to implement reforms to improve social security and excise tax collections.

     Although the IMF has conditioned the latest round of funding on the Government making substantial progress in the restructuring of its debt obligations, the IMF plays no official role in the restructuring process. The IMF has a policy of lending to creditors in arrears only if such creditors engage, to the extent possible, in good faith negotiations to restructure non-performing obligations. No objective measures exist for evaluating whether such negotiations are feasible or whether they are being conducted in good faith. The Government believes that it has met the criteria of good faith through its dialogue with its creditors since it defaulted on its debt. Nevertheless, we can offer no assurance that the IMF will apply a similar standard of good faith, or that the IMF will not rely on additional or other factors in measuring the Government’s progress in restructuring its obligations.

     During 2003, the Government paid to the IMF the amounts on which it had received one-year extensions in 2002, as well as all amounts outstanding under the IMF’s extended fund facility. During 2003, the IMF granted Argentina an extension on payments that were due under its stand-by credit facility during that year. These payments totaled approximately U.S.$1.9 billion. Additionally, the IMF granted Argentina an extension on a U.S.$2.9 billion payment under its supplemental reserve facility that was due in March 2003.

     In 2002 and 2003, the Government made principal payments to the IMF, net of disbursements, of U.S.$740 million and U.S.$101 million, respectively.

     In August 2004, the IMF announced a delay of its quarterly review of Argentina’s compliance with the conditions of the September 2003 stand-by agreement, effectively delaying the disbursement of U.S.$728 million to Argentina under the agreement, in order to further assess the Government’s compliance with required structural reforms and its progress in the renegotiation of utility rates and in the debt restructuring process. The Government subsequently announced that it would postpone further negotiations with the IMF through December 31, 2004 (and, consequently, forego additional IMF disbursements totaling U.S.$1.8 billion prior to that date), in order to concentrate on the restructuring of its defaulted debt. The Government also announced that it would continue to pay all amounts due to the IMF during this period. The amounts due from Argentina to the IMF between August 1, 2004, and December 31, 2004, total approximately U.S.$2.5 billion, consisting of approximately U.S.$2.4 billion in principal payments and approximately U.S.$135 million in interest payments.

     World Bank

     As of December 31, 2003, the Government owed a total of U.S.$7.7 billion to the World Bank and was current on all amounts it owed to this institution. From 1999 through 2003, the World Bank disbursed approximately U.S.$6.1 billion in loans to the Government, partly for activities designed to foster the economic recovery, both at the national and provincial levels, and partly for various social development programs.

     During 2002, the Government began to pay its obligations to the World Bank thirty-days after they were due. These late payments did not constitute a default since they were still made within the applicable grace period. On October 15, 2002, however, the Government defaulted on a U.S.$250 million payment on debt obligations partially guaranteed by the World Bank. The World Bank made the corresponding payment under its guarantee and refinanced Argentina’s resulting reimbursement obligation through a new loan scheduled to mature in 2007. Additionally, on November 15, 2002, and December 1, 2002, the Government partially defaulted on two payments to the World Bank in the amount of U.S.$725.8 million and U.S.$31.9 million, respectively. Each of these payments had already been extended by thirty days from its original due date.

     In accordance with the agreement it reached with the IMF in January 2003, on January 23, 2003, Argentina made a payment of U.S.$804.0 million to the World Bank, which fully compensated it for amounts past due since November 15, 2002. Following this payment, the World Bank resumed disbursements to the Government under its existing loans, and authorized the following two new loans to Argentina:

•	a U.S.$500 million loan, the proceeds of which must be used to redeem quasi-currency bonds issued by the provinces during the crisis; and

•	a U.S.$600 million loan, the proceeds of which must be used to support the Heads-of-Household Program, a program the Government launched in April 2002.

     In 2002 and 2003, the Government made principal payments to the World Bank, net of disbursements, of U.S.$1.1 billion and U.S.$1.0 billion, respectively.

     IADB

     As of December 31, 2003, the Government owed a total of U.S.$8.9 billion to the IADB and was current on this amount. From 1999 through 2003, the IADB disbursed approximately U.S.$6.7 billion in loans to Argentina.

     In 2001, the IADB temporarily suspended disbursements to the Government on a U.S.$500 million loan package for failure to adopt certain fiscal and structural reforms on which the loan was conditioned. On January 15, 2003, the Government failed to make a U.S.$700 million payment then due to the IADB. However, a few days later, on January 23, 2003, after reaching an agreement with the IMF, the Government made the payment to the IADB in full (and within the applicable grace-period, thus avoiding a default). This payment normalized relations between the Government and the IADB and led to the IADB’s approval of a U.S.$1.5 billion emergency loan in February 2003, U.S.$750 million of which was disbursed in February and the remainder of which was disbursed in July. The Government is using the proceeds of this loan to finance a social program to alleviate the effects of the economic crisis on the poor.

     In May 2003, the Government also reached an agreement with the IADB for disbursement of amounts that the IADB had withheld in 2001. Pursuant to this agreement, the IADB disbursed to the Government U.S.$125 million in May 2003. In addition, in July 2003, the IADB approved two additional loans to various Argentine provinces in an aggregate principal amount of U.S.$86 million. These loans are guaranteed by the Government.

     In 2002, the Government made principal payments to the IADB, net of disbursements, of U.S.$520 million. In 2003, the IADB disbursed to the Government U.S.$298 million, net of principal payments made by the Government.

     IFAD and FONPLATA

     As of December 31, 2003, the Government owed a total of U.S.$3.3 million to the International Fund for Agricultural Development, or IFAD, and a total of U.S.$22.2 million to the Fondo Financiero Para el Desarrollo de la Cuenca del Plata (the Financial Fund for the Development of the Plata Valley) or FONPLATA. As of that date, the Government was current on all amounts it owed to these institutions. The Government has used funds borrowed from these institutions to finance social development programs.

     Paris Club and Other Bilateral Lenders

     As of December 31, 2003, the Government owed a total of U.S.$1.8 billion to members of the Paris Club (a group of sovereign creditors) and an additional U.S.$2.8 billion to other bilateral lenders. Argentina defaulted on all amounts owed to the Paris Club and other bilateral lenders in December 2001. As of the date of this prospectus, these amounts had not been repaid.

Legal Proceedings

     Litigation Outside of Argentina

     The Government’s decision to defer payments on its foreign-currency denominated debt has prompted a number of lawsuits in various countries by plaintiffs seeking to collect on bonds issued by the Government. Plaintiffs in each of these actions have asserted that the Government has failed to make timely payments of interest and/or principal on their bonds, and seek to obtain judgments for the face value of and/or accrued interest on those bonds. The following summary is accurate as of August 10, 2004:

     Litigation in the United States. In the United States, approximately 34 lawsuits have been filed since March 2002 seeking repayment of the Government’s indebtedness. Not including claims brought as class actions on behalf of entire series of bonds, these lawsuits seek repayment of approximately U.S.$1 billion in debt issued by the Government. Not including ancillary attachment proceedings described below, these suits either are or were pending in the United States District Court for the Southern District of New York (which we refer to as the “District Court”) before Judge Thomas P. Griesa. As of August 10, 2004, judgments had been entered in seven cases, in a total amount of approximately U.S.$739 million (composed principally of a single judgment for approximately U.S.$725 million, which the Government has appealed). The Government has also appealed the rulings entered by the District Court in two other actions, and those appeals are currently pending before the United States Court of Appeals for the Second Circuit. The judgment creditors in five cases are currently taking discovery from the Government concerning the existence of assets subject to execution. The Government has represented to the District Court that it has no assets in the United States used for a commercial activity in the United States, such as would provide a legal basis for an attachment or execution sought in the United States by the Government’s creditors. There are also approximately 13 suits in the District Court in which no judgment has been entered and which do not purport to be class actions. The total amount claimed by plaintiffs in these actions is approximately U.S.$300 million, including a single claim for approximately U.S.$172 million.

     The Government is also involved in class action litigation in the District Court. In May 2003, Judge Griesa denied class certification motions in two separate lawsuits, each brought on behalf of holders of numerous series of bonds issued by the Government. Following the denial of class certification, in one of these actions the plaintiff amended its complaint to seek to represent holders of two series of bonds. The original principal amount under these two series of bonds was approximately U.S.$3.9 billion. In an opinion dated December 30, 2003, Judge Griesa granted the motion to certify this narrower, redefined class. The Government is currently litigating the definition of the class certified. Since the December 30, 2003, class certification decision, 13 additional class actions have been filed. Twelve of these were brought on behalf of all holders of a particular series of bonds; the remaining action is on behalf of holders of 80 series of bonds. Plaintiffs in 10 of these cases have made motions for class certification. Following discovery concerning class certification issues, a briefing schedule for those motions will be set.

     In January 2004, one plaintiff obtained an ex parte prejudgment attachment of nineteen properties owned by the Government in the District of Columbia, as well as of five additional properties in Maryland. The plaintiff subsequently agreed to release the writs attaching all but three of these properties. These remaining three properties remain subject to attachment, pending a decision by the United States District Court for the District of Columbia.

     Litigation in Italy. There are a total of six bondholder proceedings against the Government currently pending in the Italian courts. The total amount claimed in these proceedings is approximately €64 million plus interest. As of August 10, 2004, no final decision had been rendered in any of these lawsuits. On July 22, 2002, a judge of the Ordinary Tribunal of Rome authorized a freeze of assets of the Government in a maximum amount of €1.35 million. This order is not a judgment on the merits and does not itself freeze assets, and as of August 10, 2004, the plaintiffs in that case had not succeeded in subjecting any particular assets to the order. Requests for freeze orders or payment orders in other Italian-based cases either have been denied on the ground that the Italian courts lack jurisdiction to adjudicate bondholder claims against the Government or are still pending resolution.

     Litigation in Germany. Approximately 100 legal proceedings have been commenced in Germany against the Government by bondholders for payment on Government bonds. These claims, totaling approximately €21.1 million plus interest, are composed of approximately €6.6 million claimed in lawsuits, plus approximately €14.5 million in “payment order” claims. A payment order is a German procedural mechanism allowing a creditor to serve on a debtor a demand for payment, and seek to have collection authorized by the court; however, if the debtor disputes the payment order, the creditor must bring a lawsuit to continue pursuing the claim. The Government has disputed each payment order of which it has received notice.

     With the exception of several pre-judgment arrest orders described below, no final enforceable judgments have been issued, and all German cases have been suspended pending the decision of the German Constitutional Court concerning the existence and scope of state necessity under public international law, which the Government has pleaded as a circumstance excusing its failure to make payments on bonds. It is not possible to predict when the German Constitutional Court will render a decision or whether this decision will be favorable to the Government.

     Prior to the suspension of litigation pending the German Constitutional Court’s decision, lower German courts issued several judgments on the merits, as well as post-judgment attachments (Urteilsvollstreckung) of Government assets, including bank accounts of the Government’s Embassy and real estate that is used for diplomatic purposes. While the suspension is in place, these judgments are not enforceable, and the creditor cannot liquidate attached property. Some of the proceedings initiated by the Government to vacate these post-judgment attachments have also been suspended pending a decision on the appeals. For example, one lower court suspended a proceeding to vacate the attachment of a bank account and submitted the question of the scope of diplomatic immunity to the Constitutional Court, where other proceedings to vacate attachments are pending.

     Three arrest orders have been issued notwithstanding the pendency of the Constitutional Court’s decision. An arrest order (Arrestbefehl und Pfändungsbeschluss) authorizes the prejudgment attachment of a debtor’s assets while the case is being tried on the merits. One arrest order is in an amount of €38,000 plus interest. This arrest order has been annulled because the brief was not served on an authorized representative of the Government. The second arrest order is for €176,000. This order is currently enforceable; enforceability of this order could be suspended if the Government posted collateral, but the Government has not done so. Further proceedings on the merits in this case have been suspended pending a decision by the German Constitutional Court. The third arrest order is for €154,000. Upon appeal this arrest order has been rendered unenforceable pending the outcome of the Constitutional Court’s decision.

     Impact on Argentina’s ability to service its debt. It is impossible to predict the impact, if any, that the proceedings described above may have on Argentina’s ability to service its public debt (including new debt to be issued in exchange for existing debt). By and large, creditors of Argentina have thus far demonstrated a willingness to wait and see how the process of the voluntary restructuring of Argentina’s debt unfolds rather than commencing litigation. It is, however, impossible to predict how many creditors will ultimately participate in the debt restructuring the Government is currently contemplating and how many creditors will try to enforce claims through legal proceedings.

     In addition, the creditors that have obtained judgments against Argentina in the United States are limited in the United States by the Foreign Sovereign Immunities Act to executing upon only those assets of Argentina that are located in the United States and are used for a commercial activity in the United States. Similarly, in Italy, any such execution would be limited to assets not used by the Government for “public purposes.” As a result, as of August 10, 2004, no judgment creditor had succeeded in executing upon any assets of Argentina located in either of these jurisdictions.

     With respect to the German litigation, if the German Constitutional Court holds that a state of necessity does not excuse a deferral of debt service, the currently suspended proceedings will be reinstated and judgments in favor of plaintiffs will likely be rendered. This might also cause other bondholders to file lawsuits against the Government. Judgments rendered in these lawsuits against the Government could be enforced in Germany and the European Union and, usually upon recognition by a foreign court, in other countries. It is, however, not possible to predict the specific effects of such enforcement proceedings with respect to Argentina’s ability to service its public debt.

     In recent years, based primarily on an ex parte decision issued by a Belgian court at the behest of a hold-out creditor in Elliott Associates L.P. v. Banco de la Nación (Court of Appeals of Brussels, 8th Chamber, Sept. 26, 2000), various investors have used litigation against sovereign debtors to target payments made by sovereigns to, among others, bondholders that have agreed to a debt restructuring by accepting new securities in an exchange offer. While the Government believes that there is no valid basis for preventing payments on restructured debt from being made, there can be no assurance that a creditor pursuing similar or different arguments or strategies in the future will not be able to interfere with payments made pursuant to the completion of an exchange or subsequently under any new securities issued as part of such an offer.

     Litigation in Argentina

     Since the enforcement of the pesification regime, thousands of lawsuits have been filed against financial institutions and the Government challenging the pesification of U.S. dollar-denominated bank deposits and the pesification of the Government’s obligations originally denominated in U.S. dollars.

     The claims regarding the pesification of bank deposits have been filed primarily as acciones de amparo, which are brief proceedings against any action or omission of a public authority that currently or imminently prejudices, restricts, alters or threatens in an arbitrary or illegal manner the rights and guaranties under the Argentine Constitution.

     When the Government converted all foreign-currency denominated deposits into peso-denominated deposits, depositors commenced to file and continue to file acciones de amparos to obtain the restitution of such deposits in dollars or to obtain such amounts in peso equivalent at the market exchange rate. As a result of the issuance of Boden Depositor bonds to the depositors in order to compensate them for the rescheduling of their deposits at a rate of Ps. 1.40 plus CER per dollar deposited, depositors also began to file acciones de amparos in order to obtain the difference between the amount received in bonds and the money that was originally deposited in dollars or the peso equivalent at the market exchange rate.

     Many Argentine courts, including courts of appeal, have issued decisions favorable to depositors. In the case of deposits of the province of San Luis with Banco de la Nación Argentina, Argentina’s Supreme Court held the pesification of bank deposits unconstitutional, ordering the contending parties to reach an agreement on the distribution of compensation pursuant to the Court’s decision. In a separate case, however, the Supreme Court issued a decision favorable to the Government, holding that a bank depositor who had accepted compensation for his original U.S. dollar-denominated deposit in the form a peso-denominated instrument applying the official conversion rate of Ps.1.4 plus CER per U.S. dollar was barred from obtaining the difference between the value of this compensation and the value that he would have received if the higher market exchange rate had been used for the conversion. These judgments are applicable only to the specific case before the court and have no binding effect on other litigants.

     The Government has disputed each of the claims discussed above.

     Additionally, two financial entities have commenced judicial proceedings against the Government seeking:

•	compensation for the damages resulting from payments made by such entities in order to satisfy depositors’ judicial claims, since these amounts exceeded the principal amount of the Bodens issued by the Government to compensate these institutions for the asymmetric pesification of their assets and liabilities; and

•	compensation for the damages resulting from the amendment of Decree 214/02, which establishes that the assets of financial entities shall be adjusted for inflation based on the CVS instead of the CER.

     Foreign financial entities are entitled to bring arbitration proceedings before ICSID tribunals under bilateral investment treaties relating to these claims.

     While the Government was named as a defendant in many of the cases brought by depositors challenging the pesification and restrictions on bank withdrawals, in most of these cases the party ultimately responsible for making payments to successful claimants have been the financial institutions in which these depositors held their deposits. Accordingly, the Government does not believe these cases can materially and adversely affect its ability to service Argentina’s public debt. The Government, however, can offer no assurances to this effect, as the outcomes of these cases depend on the particularities of each case and judicial determinations beyond the Government’s control. Moreover, as discussed above, financial institutions that are required to make payments to depositors in connection these claims have brought, and could in the future bring, claims against the Government seeking restitution for the amounts they were required to pay in connection with these claims.

     ICSID Arbitration

     In response to the various emergency measures that the Government implemented in 2001 and 2002 to address Argentina’s economic crisis, investors in a number of recently privatized entities had brought, as of June 25, 2004, approximately 29 claims before the International Center for the Settlement of Investment Disputes (ICSID). The claimants allege that the emergency measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Most of these claimants contend that Government’s actions had the effect of expropriating their investments without adequate compensation, and challenge the following measures:

•	the suspension and eventual elimination of various tariff-indexing mechanisms provided for in certain public services contracts;

•	the pesification of public services tariffs; and

•	the restrictions on foreign-exchange transactions that prevented them from making certain transfers abroad.

A number of claimants are challenging the Government’s termination of certain contracts.

     The first hearing on the merits for these claims was scheduled for August 2004. Argentina is currently renegotiating its contracts with private public service providers. A successful completion of these negotiations could lead some ICSID claimants to abandon their claims, although the Government can offer no assurance to this effect.

     In addition to claims already brought before ICSID, there are approximately 30 similar claims that are currently the subject of settlement negotiations pursuant to relevant provisions of various bilateral investment treaties to which Argentina is a party. Claims that cannot be settled may well result in additional ICSID claims.

DESCRIPTION OF THE SECURITIES

     This prospectus provides you with a general description of the securities Argentina may offer. Each time Argentina sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement.

Description of Debt Securities

     Argentina will issue the debt securities under an indenture between Argentina and one or more trustees. Argentina will file the indenture and the form of the debt securities with the SEC.

     The following description summarizes the material provisions of the debt securities and the indenture. You should read the indenture, the form of debt security and the applicable prospectus supplement before making your investment decision.

     Argentina will include some or all of the following terms in the prospectus supplement relating to any series of debt securities:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•	the interest rate or rates (which may be fixed or variable), the date from which interest will accrue, the interest payment dates and the record dates for the interest payments;

•	the place or places where the principal of and interest on such debt securities are payable;

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Argentina to redeem the debt securities at its option;

•	any provisions that entitle you to repayment for the debt securities at your option;

•	the currency in which the debt securities are denominated and the currency in which Argentina will make payments;

•	the authorized denominations;

•	any index Argentina will use to determine the amount of principal, any premium and interest payments;

•	any covenants or agreements of Argentina and any events that give you the right to accelerate the maturity of your debt securities;

•	whether that series of debt securities will be listed and, if listed, the stock exchanges on which it will be listed;

•	any terms allowing you to exchange or convert your debt securities; and

•	any other terms of the debt securities that do not conflict with the provisions of the indenture.

     Argentina may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Argentina may also issue debt securities that have variable rates of interest but are exchangeable for fixed rate debt securities. Argentina will describe the United States federal income tax consequences and other relevant considerations in the prospectus supplement for any such offering.

     The debt securities are direct obligations of Argentina and do not have the benefit of any separate undertaking of other government entities (including Banco Central de la República Argentina).

     Status

     The debt securities will be direct, unconditional, unsecured and unsubordinated obligations of Argentina and will rank pari passu and without preference among themselves. Argentina has pledged its full faith and credit to make all payments of principal and interest on the debt securities when due and to perform all the covenants in the debt securities. Argentina’s payment obligations under the debt securities will rank at least equally with all its other present and future unsecured and unsubordinated External Indebtedness (as defined under “Negative Pledge” below).

     Payment of Principal and Interest

     Unless otherwise provided in the applicable prospectus supplement, Argentina will make payments on the debt securities in U.S. dollars to the trustee for the benefit of the registered holders of the debt securities.

     Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be subject to any sinking fund.

     Any money that Argentina pays to the trustee for the payment of any debt security that remains unclaimed for two years will be returned to Argentina and held by Argentina in trust for the relevant holder of the debt securities. Afterwards, the holder of that debt security may look only to Argentina for payment. However, Argentina’s obligation to make payments on these debt securities as they become due will not be affected until the expiration of the applicable prescription period.

     Additional Amounts

     Argentina will make all principal and interest payments on the debt securities without deducting or withholding on account of any present or future taxes, duties, assessments or other governmental charges withheld or assessed by Argentina, unless the deduction or withholding is required by law. If Argentina is required to make any deduction or withholding, it will pay the holders the additional amounts required to ensure that they receive the same amount as they would have received without this withholding or deduction.

     Argentina will not, however, pay any additional amounts with respect to any debt security in connection with any tax, duty, assessment or other governmental charge that is imposed due to any of the following:

•	the holder is liable for taxes in respect of the debt security because he has some connection with Argentina other than merely holding the debt security or the receipt of principal, premium or interest with respect to that debt security; or

•	the debt security is presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder of the debt security would have been entitled to additional amounts on presenting the debt security for payment on the last day of that 30-day period.

     “Relevant Date” in respect of any debt security means the date on which payment in respect of the debt security first becomes due or (if the trustee has not received the full amount of the money payable by such due date)

the date on which notice is given to the holders in the manner described in “Notices” below that such moneys have been received and are available for payment.

     Form and Denominations

     Unless otherwise provided in the applicable prospectus supplement, Argentina will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.

     Redemption, Repayment and Repurchase

     Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Argentina or repayable at the option of the registered holders. Nevertheless, Argentina may at any time purchase the debt securities and hold or resell them or surrender them to the trustee for cancellation.

     Global Securities

     Argentina may issue the debt securities of a series in whole or in part in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of the debt securities. Argentina will deposit any global security with a clearing system. The global security will be registered in the name of the clearing system or its nominee or a common depositary, which Argentina will identify in the applicable prospectus supplement. Unless a global security is exchanged in whole or in part for a definitive security, it may not be transferred, except as a whole among the clearing system, its nominees or common depositaries and their successors. The clearing systems include The Depository Trust Company, or DTC, in the United States and the Euroclear System, or Euroclear and Clearstream Banking, société anonyme or Clearstream, Luxembourg.

     Unless otherwise provided in the prospectus supplement for an offering, Argentina anticipates that the following provisions will apply to the clearing system arrangements.

     Institutions that have accounts with the clearing system, such as securities brokers and dealers, are called participants. Only participants and persons that hold interests through participants can own beneficial interests in a global security. The clearing system keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons, such as their customers. The maintenance of such records will be the sole responsibility of the participants.

     If you are a participant, the clearing system will send you a written confirmation of your purchase of beneficial interests in the global security, as well as periodic statements detailing your holdings. If you are not a participant, you should receive such information from the participant through which you purchased your interests in the global security. The entity through which you hold your beneficial interests, or the clearing system if you are a participant, will make book-entry transfers for you. The deposit of the global security with, and the registration of the debt securities in the name of, the clearing system, its nominees or common depositaries will not effect any change in beneficial ownership.

     As long as the clearing system for a global security, its nominee or the common depositary, is the registered owner of the global security, it will be considered the sole owner and holder of the debt securities represented by that global security under the indenture. As a result, except as provided below or in the applicable prospectus supplement:

•	you will not be entitled to have any of the debt securities represented by a global security registered in your name;

•	you will not receive or be entitled to receive physical delivery of any debt securities in definitive (certificated) form.

     The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to own, pledge or transfer beneficial interests in the debt securities. The clearing systems can act only on behalf of their direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global security or securities to persons that do not participate in the clearing system through which you hold your securities, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

     Argentina will make principal and interest payments to the trustee and the trustee will make payments to the clearing system, its nominee or common depositary. The clearing system will then credit its participants’ accounts on the payment date in proportion to the interests they hold in the global security as shown on the clearing system’s records on the record date. In turn, after the participants’ accounts are credited, the participants are expected to credit their customers’ accounts in the same manner. Payments by participants to owners of beneficial interests in the debt securities will be governed by standing customer instructions and the customary practices of the participants. Payments by participants to owners of beneficial interests in the debt securities will be the sole responsibility of the participants.

     If you beneficially own an interest in a global security, you must rely on the procedures of the institutions through which you hold your interest to exercise any of the rights granted to a holder of the debt securities under the debt securities or the indenture. Under existing industry practice, if you want to take any action that a holder of the global security is entitled to take, then the clearing system would authorize the participant through which you hold your beneficial interest to take that action, and the participant would then either authorize you to take the action or would act for you on your instructions.

     Applicable laws, regulations and agreements among the clearing systems, participants and beneficial owners will govern the conveyance of notices and other communications.

     Clearing Systems

     The following description reflects Argentina’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg. Argentina has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, but Argentina takes no responsibility for the accuracy of this information.

     The Depository Trust Company. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the United States Securities Exchange Act of 1934, as amended.

     DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants (banks and financial institutions that have accounts with DTC), eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New

York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     DTC can only act on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, a holder’s ability to pledge a beneficial interest in the global security to persons that do not participate in the DTC system and to take other actions may be limited because the holder will not possess a physical certificate that represents the holder’s interest.

     Clearstream, Luxembourg

     Clearstream, Luxembourg (formerly Cedelbank) is incorporated under the laws of the Grand Duchy of Luxembourg as a credit institution (établissement de crédit) and is subject to the prudential supervision of the Luxembourg financial sector regulator, the “Commission de surveillance du secteur financier.”

     Clearstream, Luxembourg holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.

     Clearstream, Luxembourg interfaces with domestic markets in several countries. Clearstream, Luxembourg participants are financial institutions around the world, including securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream, Luxembourg is also available to others that clear through or maintain a custodial relationship with a Clearstream, Luxembourg participant either directly or indirectly. Clearstream, Luxembourg has established an electronic link with Euroclear (as defined below) to facilitate the settlement of trades between Clearstream, Luxembourg and Euroclear.

     Euroclear

     Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash.

     Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”) under contract with Euro-Clear Clearance Systems, S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     Because the Euroclear Operator is a Belgian banking corporation, Euroclear is regulated and examined by the Belgian Banking, Finance and Insurance Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, which are referred to as the “Euroclear Terms and Conditions.” The Euroclear Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Euroclear Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

     Secondary Market Trading.

     (1) Trading Between DTC Purchasers and Sellers

     DTC participants will transfer interests in the securities among themselves in the ordinary way according to DTC rules governing global security issues.

     (2) Trading Between Euroclear and/or Clearstream, Luxembourg Participants

     Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds.

     (3) Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

     When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the securities and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the securities will be credited to the depositary’s account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the securities, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

     Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the securities are credited to their accounts one day later.

     As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant’s account. However, interest on the securities would accrue from the value date. Therefore, in these cases the interest income on securities that the participant earns during that one-day period may reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) each participant.

     Since the settlement will occur during New York business hours, a DTC participant selling an interest in the security can use its usual procedures for transferring global securities to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

     (4) Trading Between a Euroclear or Clearstream, Luxembourg Seller and a DTC Purchaser

     Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the securities to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

     If the Euroclear or Clearstream, Luxembourg participant selling the securities has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

     Transfer and Exchange

     You may transfer or exchange the debt securities at the New York office of the trustee. You will not have to pay a service charge to register a transfer or exchange of debt securities. However, Argentina or the trustee may charge you for any stamp, tax or other governmental charge that either of them must pay in connection with the exchange or transfer.

     Argentina and the trustee may treat the person in whose name any debt security is registered as the owner of that debt security for the purposes of receiving any payment of principal, any premium or interest and for all other purposes.

     Physical Securities

     Argentina will issue debt securities in physical form in exchange for a global bond or debt securities only if:

•	the clearing system for a series of debt securities is unwilling or unable to continue acting as depositary and Argentina does not appoint a successor depositary within 90 days;

•	Argentina decides not to have the debt securities of a series represented by a global security or securities;

•	if there shall have occurred and be continuing an event of default with respect to such debt securities and the beneficial owner of such debt securities elects to exchange its interest in the corresponding global security for definitive securities; or

•	if the trustee determines, upon the advice of counsel, that it is necessary to obtain possession of such debt securities in definitive form in connection with any proceedings to enforce the rights of holders of such debt securities.

     In this case, Argentina and the trustee will issue physical debt securities:

•	registered in the name of each holder; and

•	without interest coupons.

     Replacement of Physical Securities

     If any physical debt security becomes mutilated, destroyed, stolen or lost, you can replace it by delivering the debt security or evidence of its loss, theft or destruction to the trustee. If neither Argentina nor the trustee have notice that a bona fide purchaser has acquired the debt security you are exchanging, Argentina will execute, and the trustee will authenticate and deliver to you, a substitute debt security with the same terms as the debt security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of this debt security.

     Argentina and the trustee may require you to sign an indemnity in which you agree to pay Argentina and the trustee for any losses they may suffer relating to the debt security that was destroyed, stolen or lost. In case any mutilated, destroyed, stolen or lost debt security has become or is about to become due and payable, Argentina may pay such debt security instead of replacing it.

     Negative Pledge

     Argentina has agreed that, except for the exceptions set forth below, as long as any of the debt securities remain outstanding, it will not create or permit to subsist any security interest (e.g., a lien, pledge, mortgage, deed of trust, charge or other encumbrance or preferential arrangement that has the practical effect of constituting a security interest) in its revenues or assets to secure its Public External Indebtedness, unless the debt securities are given equal security or have the benefit of a security, guarantee, indemnity or other arrangement approved by the holders.

     Nevertheless, Argentina may permit to subsist:

(1)	any security interest upon property to secure Public External Indebtedness if that Public External Indebtedness was incurred to finance the acquisition of that property; any renewal or extension of that security interest so long as it is limited to the original property covered by the security interest and it secures any renewal or extension of the original secured financing;

(2)	any security existing on that property at the time of its acquisition to secure Public External Indebtedness and any renewal or extension of that security interest that is limited to the original property covered by the security interest and that secures any renewal or extension of the original secured financing;

(3)	any security interest created in connection with the transactions contemplated by Argentina’s 1992 Financing Plan dated June 23, 1992, sent to the international banking community with the communication dated June 23, 1992, from the Minister of Economy of Argentina (the “1992 Financing Plan”) and its implementing documentation, including any security interest to secure obligations under the collateralized bonds issued under the 1992 Financing Plan (the “Par and Discount Bonds”) and any security interest securing indebtedness outstanding on the date of this Prospectus to the extent required to be equally and ratably secured with the Par and Discount Bonds;

(4)	any security interest in existence on the date of the indenture;

(5)	any security interest securing Public External Indebtedness issued upon surrender or cancellation of any of the Par and Discount Bonds or the principal amount of any indebtedness outstanding as of June 23, 1992, in each case, to the extent that security interest is created to secure the Public External Indebtedness on a basis comparable to the Par and Discount Bonds;

(6)	any security interest on any of the Par and Discount Bonds; and

(7)	any security interest securing Public External Indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project, provided that (a) the holders of that Public External Indebtedness expressly agree to limit their recourse to the assets and revenues of that project as the principal source of repayment of the Public External Indebtedness and (b) the property over which that security interest is granted consists solely of those assets and revenues.

     For the purposes of this section:

•	“External Indebtedness” means debt obligations for borrowed money or evidenced by bonds, debentures, notes or similar instruments denominated or payable, or which at the option of the holder may be payable, in a currency other than the lawful currency of Argentina, provided that no Domestic Foreign Currency Indebtedness shall constitute External Indebtedness.

•	“Performing Public External Indebtedness” means any Public External Indebtedness issued on or after [•], 2004.

•	“Public External Indebtedness” means any External Indebtedness of, or guaranteed by, Argentina which (1) is publicly offered or privately placed in securities markets, (2) is in the form of, or represented by, bonds, notes or other securities or any guarantees thereof and (3) is, or was intended at the time of issue to be, quoted, listed or traded on any stock exchange, automated trading system or over-the-counter securities market (including securities eligible for sale pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (or any successor law or regulation of similar effect)).

•	“Domestic Foreign Currency Indebtedness” means (1) the following indebtedness: (a) Bonos del Tesoro issued under Decree No. 1527/91 and Decree No. 1730/91, (b) Bonos de Consolidación issued under Law No. 23,982 and Decree No. 2140/91, (c) Bonos de Consolidación de Deudas Previsionales issued under Law No. 23, 982 and Decree No. 2140/91, (d) Bonos de la Tesorería a 10 Años de Plazo issued under Decree No. 211/92 and Decree No. 526/92, (e) Ferrobonos issued under Decree No. 52/92 and Decree No. 526/92, (f) Bonos de Consolidación de Regalías Hidrocarburíferas a 16 Años de Plazo issued under Decree No. 2284/92 and Decree No. 54/93; (g) Letras de Tesorería en Dólares Estadounidenses issued under Argentina’s annual budget laws, including those Letras de Tesorería issued under Law No. 24,156 and Decree No. 340/96; and (h) Bonos de Consolidación issued under Law No. 24,411 and Decree No. 726/97; (2) any indebtedness issued in exchange, or as replacement, for the indebtedness referred to in (1) above; and (3) any other indebtedness payable by its terms, or which at the option of the holder may be payable, in a currency other than the lawful currency of Argentina which is (a) offered exclusively within Argentina or (b) issued in payment, exchange, substitution, discharge or replacement of indebtedness payable in the lawful currency of Argentina; provided that in no event shall the following indebtedness be deemed to constitute “Domestic Foreign Currency Indebtedness”: (x) Bonos Externos de la República Argentina issued under Law No. 19,686 enacted on June 15, 1972, (y) Bonos del Tesoro a Mediano Plazo en Dólares Estadounidenses issued under Law No. 24,156 and Decree No. 340/96 and (z) any indebtedness issued by Argentina in exchange, or as replacement, for any indebtedness referred to in (x) or (y) above.

     Default and Acceleration of Maturity

     Each of the following are events of default under any series of debt securities:

(a)	Non Payment. Argentina fails for 30 days after the applicable payment date to make any payment of principal or interest on that series of debt securities;

(b)	Breach of Other Obligations. Argentina fails to perform or comply with any other obligation under the debt securities or under the indenture and Argentina does not or cannot cure that failure within 90 days after it receives written notice from the trustee regarding that default;

(c)	Cross Default. Any event or condition occurs that results in the acceleration of the maturity (other than by optional or mandatory prepayment or redemption) of any of Argentina’s Performing Public External Indebtedness having an aggregate principal amount of $30,000,000 or more, or Argentina fails to make any payment of principal, premium, prepayment charge or interest when due on any of its Performing Public External Indebtedness having an aggregate principal amount of $30,000,000 or more and that failure continues past the applicable grace period, if any;

(d)	Moratorium. Argentina declares a moratorium on the payment of principal of or interest on its Performing Public External Indebtedness; or

(e)	Validity. Argentina contests the validity of that series of debt securities.

     Provisions related to acceleration will be provided by amendment or in an applicable prospectus supplement.

     Meetings

     Provisions related to meetings will be provided by amendment or in an applicable prospectus supplement.

     Modifications

     Provisions related to modifications will be provided by amendment or in an applicable prospectus supplement.

     Prescription

     The debt securities will become void unless claimed within ten years from the due date for payment. Interest payments on the debt securities will become void unless claimed within five years from the due date for payment.

     Notices

     Unless otherwise set forth in the applicable prospectus supplement, notices to the holders of debt securities will be mailed to the addresses of such holders or published in such publications as are set forth in the applicable prospectus supplement. Any such notice shall be deemed to have been given on the date of mailing or, if published, on the first date on which publication is made.

Description of Warrants

     If Argentina issues warrants, it will file the applicable warrant agreement and the form of warrant with the SEC. The following description briefly summarizes the principal terms of the warrants and any warrant agreement. You should read the applicable warrant agreement, the form of warrant and the applicable prospectus supplement before making your investment decision.

     Argentina may issue warrants separately or with any securities. Argentina will issue any warrants under a warrant agreement between Argentina and a bank or trust company, as warrant agent. The prospectus supplement relating to a particular series of warrants offered will include specific terms relating to the warrants. These terms will include some or all of the following:

•	the initial offering price;

•	the currency required to purchase the warrants;

•	the terms of the securities that you will receive on exercise of the warrants;

•	the principal amount of securities that you will receive on exercise of one warrant;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise of the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions Argentina may cancel the warrants;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form in which the warrants will be issued, whether the warrants will be exchangeable for another form, and if registered, where you may transfer and register them;

•	any special U.S. federal income tax considerations; and

•	any other terms of the warrants.

     The warrants will be direct, unconditional and unsecured obligations of Argentina and will not constitute indebtedness of Argentina.

Description of Units

     If Argentina issues units, it will file the applicable unit agreement and the form of unit with the SEC. The following description briefly summarizes the principal terms of the units and any unit agreement. You should read the applicable unit agreement, the form of unit, the applicable prospectus supplement and, if applicable, the collateral arrangements and depositary arrangements relating to the units, before making your investment decision.

     Argentina may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each security comprising that unit. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

     The prospectus supplement relating to a particular issue of units will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully-registered or global form.

Governing Law

     Unless otherwise specified in a prospectus supplement, the securities, the indenture, the warrant agreement and the unit agreement will provide that they are to be governed by, and interpreted in accordance with, the laws of the State of New York, except with respect to their authorization and execution by and on behalf of Argentina, which shall be governed by the laws of Argentina.

Jurisdiction, Consent to Service, Enforceability and Immunities from Attachment

     Provisions related to jurisdiction, consent to service, enforceability and immunities from attachment will be provided by amendment or in an applicable prospectus supplement.

TAXATION

Argentine Taxation

[Argentine Taxation to be filed prior to effectiveness]

United States Federal Taxation

     If you are a United States person as defined below, the interest you receive on the debt securities generally will be subject to United States federal taxation and will be considered ordinary interest income.

     Under current United States federal income tax law, if you are not a United States person, payments of interest (including original issue discount) that you receive on the debt securities generally will be exempt from United States federal income taxes, including withholding taxes. However, to receive this exemption you may be required to satisfy certain certification requirements (described below) of the United States Internal Revenue Service to establish that you are not a United States person.

     Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest payments you receive if:

•	you are an insurance company carrying on a United States insurance business, within the meaning of the United States Internal Revenue Code of 1986, or

•	you have an office or other fixed place of business in the United States that receives the interest and you (i) earn the interest in the course of operating a banking, financing or similar business in the United States or (ii) are a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

     If you are not a United States person, any gain you realize on a sale or exchange of the debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

     The trustee must file information returns with the United States Internal Revenue Service in connection with debt security payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the fiscal agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

     A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

     You are a United States person for U.S. federal income tax purposes if you are:

•	a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

•	a corporation, partnership or other entity organized under the laws of the United States or any political subdivision,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source or

•	a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions.

PLAN OF DISTRIBUTION

     Argentina may offer the debt securities, warrants or units in any of the following ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

     Each prospectus supplement will set forth:

•	the terms of the offering;

•	the name or names of any underwriters or agents;

•	the purchase price of the securities of that series or the outstanding securities to be delivered in exchange for such securities;

•	the net proceeds to Argentina from the sale of the securities;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ compensation;

•	any initial public offering price of the securities;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

                If underwriters are used in the sale of any securities, the underwriters will purchase the securities for their own account and may resell them from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price; or

•	at varying prices to be determined at the time of sale.

              Argentina may offer the securities to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

               Argentina may also sell the securities directly to the public or through agents designated by Argentina from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of securities and will disclose any commissions Argentina may pay to these agents. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment.

               Argentina may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Argentina at the public offering price set forth in the applicable prospectus supplement under delayed delivery contracts providing for payment and delivery on a future date specified in that prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation and the terms and conditions of these contracts.

               Argentina may offer the securities of any series to present holders of other securities of Argentina as consideration for the purchase or exchange by Argentina of these other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

               Argentina may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Argentina in the ordinary course of business.

               Unless otherwise specified in the applicable prospectus supplement, Argentina will not register under the Securities Act the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, Argentina cannot offer, sell or deliver those securities within the United States or to U.S. persons. When Argentina offers or sells securities outside the United States, each underwriter, dealer or agent involved in the sale of the securities will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

     Each of these underwriters, dealers or agents will agree:

•	that it has not offered or sold, and will not offer or sell, any of these unregistered securities within the United States except in accordance with Rule 903 of Regulation S under the Securities Act; and

•	that neither such underwriter, dealer or agent nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to these securities.

OFFICIAL STATEMENTS

     Information in this prospectus that is identified as being derived from a publication of, or supplied by, Argentina or one of its agencies or instrumentalities relies on the authority of such publication as an official public document of Argentina. All other information in this prospectus, any prospectus supplement and in the registration statement of which this prospectus is a part, other than that which is included under the caption “Plan of Distribution,” is included as a public official statement made on the authority of Guillermo E. Nielson, Secretary of Finance of Argentina.

VALIDITY OF THE SECURITIES

     The Attorney General of the Treasury of Argentina and the Legal Undersecretary or the Secretary of Coordination of the Ministry of Economy of Argentina and Cleary, Gottlieb, Steen & Hamilton, United States counsel to Argentina, will pass upon the validity of the debt securities on behalf of Argentina.

     United States or Argentine counsel to the underwriters named in the applicable prospectus supplement will pass upon the validity of the debt securities on behalf of the underwriters, if any.

     As to all matters of Argentine law, Cleary, Gottlieb, Steen & Hamilton will rely upon the opinion of the Attorney General of the Treasury of Argentina and the Legal Undersecretary or the Secretary of Coordination of the Ministry of Economy of Argentina and United States counsel to the underwriters will rely upon the opinion of Argentine counsel to the underwriters.

AUTHORIZED REPRESENTATIVE

     The Authorized Representative of Argentina in the United States is Federico C. Molina, Financial Representative of Argentina, whose address is Office of the Financial Representative of Argentina, 1800 K Street, N.W., Suite 924, Washington, D.C. 20006.

FURTHER INFORMATION

     Argentina has authorized the issue and terms of the debt securities pursuant to:

•	[ ].

WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement that Argentina filed with the U.S. Securities and Exchange Commission. This prospectus does not contain all of the information provided in the registration statement. For further information, you should refer to the registration statement.

     You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

Room 1024, Judiciary Plaza

450 Fifth Street, N.W.
Washington, D.C. 20549

     All filings that Argentina makes electronically are available to the public over the Internet at the SEC’s website (http://www.sec.gov). You may call the SEC for further information at 1-800-SEC-0330.

     As long as any of the securities of a series remain outstanding and are listed on the Luxembourg Stock Exchange, you may also obtain, free of charge, copies of this prospectus and any prospectus supplement at the office of the paying agent for the securities in Luxembourg.

ANNEX INDEX

Annex	Description
A1	Summary outline of the terms of new Par Bonds in the event that 70% or less of the aggregate principal amount of existing debt securities is exchanged for new debt securities

A2	Summary outline of the terms of new Par Bonds in the event that more than 70% of the aggregate principal amount of existing debt securities is exchanged for new debt securities

B1	Summary outline of the terms of new Discount Bonds in the event that 70% or less of the aggregate principal amount of existing debt securities is exchanged for new debt securities

B2	Summary outline of the terms of new Discount Bonds in the event that more than 70% the aggregate principal amount of existing debt securities is exchanged for new debt securities

C1	Summary outline of the terms of new Quasi-par Bonds in the event that 70% or less of the aggregate principal amount of existing debt securities is exchanged for new debt securities

C2	Summary outline of the terms of new Quasi-par Bonds in the event that more than 70% of the aggregate principal amount of existing debt securities is exchanged for new debt securities

D	Summary outline of the terms of the GDP-linked unit to be issued together with each new debt security

Annex A1
Par Scenario 1

REPUBLIC OF ARGENTINA

Final Proposed Terms and Conditions of New
Par Bonds if Bondholder Participation is 70% or Less

•	Issuer:	Republic of Argentina

•	Aggregate amount to be issued:	Under Scenario 1, Par Bonds will be issued in a maximum aggregate principal amount of approximately U.S.$10.0 billion.

•	GDP-linked unit:	A detachable GDP-linked unit will be issued with the new debt security, entitling holders to annual payments contingent upon Argentina’s achievement of levels of gross domestic product in excess of pre-determined levels. See Annex D.

•	Currency:	Existing debt securities denominated in U.S. dollars, euros or yen may be exchanged for new debt securities denominated in original debt security currency, U.S. dollars or pesos. Existing debt securities denominated in currencies other than U.S. dollars, euros, yen or pesos may be exchanged for new debt securities denominated in U.S. dollars, euros or pesos. Existing peso-denominated debt securities will be exchangeable only for new peso-denominated debt securities.

•	Indexation of peso-denominated debt securities:	Coeficiente de Estabilización de Referencia
(Reference Stabilization Coefficient, or CER)

•	Maturity:	35 years from date of issue

•	Amortization schedule:	Equal semi-annual payments from year 25

•	Average term:	30.25 years

•	Interest rate:	For bonds denominated in U.S. dollars (interest rates will be financially comparable for bonds denominated in currencies other than U.S. dollars):

Step-up
Years:	1 to 5	1.35%
	6 to 15	2.50%
	16 to 25	3.75%
	26 to 35	5.25%

•	Interest period:	Semi-annual

•	Exchange listings:	Luxembourg and certain other jurisdictions

•	Governing law:	New York (peso and U.S. dollar), U.K. (euro), Japan (yen) or Argentina (peso and U.S. dollar)

A-1

Annex A2
Par Scenario 2

REPUBLIC OF ARGENTINA

Final Proposed Terms and Conditions of New
Par Bonds if Bondholder Participation Exceeds 70%

•	Issuer:	Republic of Argentina

•	Aggregate amount to be issued:	Under Scenario 2, Par Bonds will be issued in a maximum aggregate principal amount of approximately U.S.$15.0 billion.

•	GDP-linked unit:	A detachable GDP-linked unit will be issued with the new debt security, entitling holders to annual payments contingent upon Argentina’s achievement of levels of gross domestic product in excess of pre-determined levels. See Annex D.

•	Currency:	Existing debt securities denominated in U.S. dollars, euros or yen may be exchanged for new debt securities denominated in original debt security currency, U.S. dollars or pesos. Existing debt securities denominated in currencies other than U.S. dollars, euros, yen or pesos may be exchanged for new debt securities denominated in U.S. dollars, euros or pesos. Existing peso-denominated debt securities will be exchangeable only for new peso-denominated debt securities.

•	Indexation of peso-denominated debt securities:	Coeficiente de Estabilización de Referencia
(Reference Stabilization Coefficient, or CER)

•	Maturity:	35 years from date of issue

•	Amortization schedule:	Equal semi-annual payments from year 25

•	Average term:	30.25 years

•	Interest rate:	For bonds denominated in U.S. dollars (interest rates will be financially comparable for bonds denominated in currencies other than U.S. dollars):

Step-up
Years:	1 to 5	2.08%
	6 to 15	2.50%
	16 to 25	3.75%
	26 to 35	5.25%

•	Interest period:	Semi-annual

•	Exchange listings:	Luxembourg and certain other jurisdictions

•	Governing law:	New York (peso and U.S. dollar), U.K. (euro), Japan (yen) or Argentina (peso and U.S. dollar)

A-2

Annex B1
Discount Scenario 1

REPUBLIC OF ARGENTINA

Final Proposed Terms and Conditions of New
Discount Bonds if Bondholder Participation is 70% or Less

•	Issuer:	Republic of Argentina

•	Aggregate amount to be issued:	Under Scenario 1, Discount Bonds will be issued in a maximum aggregate principal amount of approximately U.S.$20.17 billion.

•	Discount to nominal amount:	Equal to approximately 66% of the outstanding principal amount of the tendered debt securities

•	GDP-linked unit:	A detachable GDP-linked unit will be issued with the new debt security, entitling holders to annual payments contingent upon Argentina’s achievement of levels of gross domestic product in excess of pre-determined levels. See Annex D.

•	Currency:	Existing debt securities denominated in U.S. dollars, euros or yen may be exchanged for new debt securities denominated in original debt security currency, U.S. dollars or pesos. Existing debt securities denominated in currencies other than U.S. dollars, euros, yen or pesos may be exchanged for new debt securities denominated in U.S. dollars, euros or pesos. Existing peso-denominated debt securities will be exchangeable only for new peso-denominated debt securities.

•	Indexation of peso-denominated debt securities:	Coeficiente de Estabilización de Referencia
(Reference Stabilization Coefficient, or CER)

•	Maturity:	30 years from date of issue

•	Amortization schedule:	Equal semi-annual payments from year 20

•	Average term:	25.25 years

•	Interest rate:	For bonds denominated in U.S. dollars (interest rates will be financially comparable for bonds denominated in currencies other than U.S. dollars):

Step-up		Cash	Capitalized
Years:	1 to 5	3.97%	4.35%
	6 to 10	5.77%	2.54%
	11 to 30	8.32%	0.00%

•	Interest period:	Semi-annual

•	Exchange listings:	Luxembourg and certain other jurisdictions

•	Governing law:	New York (peso and U.S. dollar), U.K. (euro), Japan (yen) or Argentina (peso and U.S. dollar)

B-1

Annex B2
Discount Scenario 2

REPUBLIC OF ARGENTINA

Final Proposed Terms and Conditions of New
Discount Bonds if Bondholder Participation Exceeds 70%

•	Issuer:	Republic of Argentina

•	Aggregate amount to be issued:	Under Scenario 2, Discount Bonds will be issued in a maximum aggregate principal amount of approximately U.S.$19.87 billion.

•	Discount to nominal amount:	Equal to approximately 63% of the outstanding principal amount of the tendered debt securities

•	GDP-linked unit:	A detachable GDP-linked unit will be issued with the new debt security, entitling holders to annual payments contingent upon Argentina’s achievement of levels of gross domestic product in excess of pre-determined levels. See Annex D.

•	Currency:	Existing debt securities denominated in U.S. dollars, euros or yen may be exchanged for new debt securities denominated in original debt security currency, U.S. dollars or pesos. Existing debt securities denominated in currencies other than U.S. dollars, euros, yen or pesos may be exchanged for new debt securities denominated in U.S. dollars, euros or pesos. Existing peso-denominated debt securities will be exchangeable only for new peso-denominated debt securities.

•	Indexation of peso-denominated debt securities:	Coeficiente de Estabilización de Referencia
(Reference Stabilization Coefficient, or CER)

•	Maturity:	30 years from date of issue

•	Amortization schedule:	Equal semi-annual payments from year 20

•	Average term:	25.25 years

•	Interest rate:	For bonds denominated in U.S. dollars (interest rates will be financially comparable for bonds denominated in currencies other than U.S. dollars):

Step-up		Cash	Capitalized
Years:	1 to 5	4.15%	4.36%
	6 to 10	4.88%	3.63%
	11 to 30	8.51%	0.00%

•	Interest period:	Semi-annual

•	Exchange listings:	Luxembourg and certain other jurisdictions

•	Governing law:	New York (peso and U.S. dollar), U.K. (euro), Japan (yen) or Argentina (peso and U.S. dollar)

B-2

Annex C1
Quasi-par Scenario 1

REPUBLIC OF ARGENTINA

Final Proposed Terms and Conditions of New
Quasi-par Bonds if Bondholder Participation is 70% or Less

•	Issuer:	Republic of Argentina

•	Aggregate amount to be issued:	Peso equivalent of approximately U.S.$8.33 billion

•	Convertibility ratio:	Approximately 30.6% as of December 31, 2003 (equal to the difference between the appreciation of the U.S.$1 and Ps.1.4/U.S.$1 x CER since 2001 (2.0395/2.938)).
Comparables for other currencies will be derived using this ratio of convertibility.

•	Indexation:	Coeficiente de Estabilización de Referencia
(Reference Stabilization Coefficient, or CER)

•	GDP-linked unit:	A detachable GDP-linked unit will be issued with the new debt security, entitling holders to annual payments contingent upon Argentina’s achievement of levels of gross domestic product in excess of pre-determined levels. See Annex D.

•	Currency:	Peso

•	Maturity:	42 years

•	Amortization schedule:	Equal semi-annual payments from year 32

•	Average term:	37.25 years

•	Interest rate:	Peso interest rate comparable to U.S. dollar interest rate of 5.57% coupon (capitalized through year 10; cash payment thereafter)

•	Interest period:	Semi-annual

•	Exchange listings:	Buenos Aires

•	Governing law:	Argentina

C-1

Annex C2
Quasi-par Scenario 2

REPUBLIC OF ARGENTINA

Final Proposed Terms and Conditions of New
Quasi-par Bonds if Bondholder Participation Exceeds 70%

•	Issuer:	Republic of Argentina

•	Aggregate amount to be issued:	Peso equivalent of approximately U.S.$8.33 billion

•	Convertibility ratio:	Approximately 29.5% as of June 30, 2004 (equal to the difference between the appreciation of the U.S.$1 and Ps.1.4/U.S.$1 x CER since 2001 (2.0976/2.975)).
Comparables for other currencies will be derived using this ratio of convertibility.

•	Indexation:	Coeficiente de Estabilización de Referencia
(Reference Stabilization Coefficient, or CER)

•	GDP-linked unit:	A detachable GDP-linked unit will be issued with the new debt security, entitling holders to annual payments contingent upon Argentina’s achievement of levels of gross domestic product in excess of pre-determined levels. See Annex D.

•	Currency:	Peso

•	Maturity:	42 years

•	Amortization schedule:	Equal semi-annual payments from year 32

•	Average term:	37.25 years

•	Interest rate:	Peso interest rate comparable to U.S. dollar interest rate of 5.96% coupon (capitalized through year 10; cash payment thereafter)

•	Interest period:	Semi-annual

•	Exchange listings:	Buenos Aires

•	Governing law:	Argentina

C-2

Annex D

REPUBLIC OF ARGENTINA

Final Proposed Terms and Conditions of New
GDP-linked Units

•	Issuer:	Republic of Argentina

•	Reference Amount:	GDP-linked units will be issued in respect of the principal amount of bonds tendered for exchange or amendment.

•	Calculation currency:	Peso

•	Payment currency:	U.S. dollar, euro, yen or pesos

•	Maturity:	30 years

•	Calculation date:	Annually on November 1, commencing in 2006

•	Payment date:	Annually on December 15, commencing in 2006

•	Reference date:	December 31 of the year preceding the calculation date, commencing in 2005

•	Payment amount:	5% of excess gross domestic product (GDP) divided by the average free market exchange rate of pesos per U.S. dollar, euro or yen, during the 15 days preceding the payment date

•	Payment trigger:	Actual GDP (expressed in constant pesos) as of the reference date exceeds the base case GDP, and the annual growth rate exceeds 3%

•	Excess GDP:	The difference between actual GDP and base case GDP (expressed in current pesos) as of the reference date

•	Base case GDP:	Projected real GDP from December 31, 2004, at an annual growth rate of 3%

•	Governing law:	New York (peso and U.S. dollar), U.K. (euro), Japan (yen) or Argentina (peso and U.S. dollar)

D-1

The Republic of Argentina

Debt Securities

Warrants
Units

PROSPECTUS

PART II

(That required by Items (11), (13) and (14) of Schedule B of the Securities Act)

Item 11. Estimated Expenses

     Argentina estimates the expenses in respect of the issuance and distribution of the securities being registered as:

Registration Fee	$	[	]
Printing and Engraving Costs	$	[	]
Trustee Fees and Expenses	$	[	]
Legal Fees and Expenses	$	[	]
Miscellaneous	$	[	]

Total	$	[	]

Item 13. Copy of the Agreements with Underwriters.

     Argentina will provide any underwriting agreement executed in connection with the sale of a particular issue of debt securities (with or without warrants) in a post-effective amendment to this Registration Statement.

Item 14. Agreement to Furnish Opinions.

     Argentina hereby agrees to furnish copies of the opinions of the legal advisor of the Republic, and of Cleary, Gottlieb, Steen & Hamilton (or other counsel to the Republic named in the applicable prospectus supplement) with respect to the legality of each issuance of the debt securities, warrants and/or units under this Registration Statement, and to furnish copies of the documents authorizing each issue of debt securities, warrants and/or units under this Registration Statement, and any other governmental approvals of the Registrant in connection with this issue, in post-effective amendments to this Registration Statement, in each case, together with translations of the same into the English language.

UNDERTAKINGS

Argentina hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or its most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(b)	That, for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Argentina pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

CONTENTS

This Registration Statement comprises:

(1)	The facing sheet

(2)	An explanatory note

(3)	Part I consisting of the prospectus

(4)	Part II consisting of pages II-1 to II-6

(5)	The following exhibits

A.	Form of Underwriting Agreement*

B.	Form of Distribution Agreement*

C.	Form of Dealer Manager Agreement*

D.	Form of Indenture (including the form of Debt Securities)*

E.	Form of Warrant Agreement*

F.	Form of Warrant*

G.	Form of Unit*

H.	Opinion of Counsel to the Ministry of Economy and Production of the Republic, in respect of the legality of the Debt Securities**

I.	Opinion of Cleary, Gottlieb, Steen & Hamilton, special New York Counsel to the Republic, in respect of the legality of the Debt Securities**

J.	Consent of Counsel to the Ministry of Economy and Production of the Republic (included in Exhibit H)**

K.	Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit I)**

*	To be filed by amendment to this Registration Statement.

**	Filed as an exhibit to Registration Statement No. 333-13536 and incorporated by reference herein.

SIGNATURE OF THE REGISTRANT

     Pursuant to the requirements of the Securities Act, as amended, the Registrant, The Republic of Argentina, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina, on the 9th day of September, 2004.

By:	/s/ Guillermo E. Nielsen
Guillermo E. Nielsen *
Secretary of Finance

* Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement or amendment to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of the Securities Act, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this Registration Statement in the City of Washington, D.C., on the 9th day of September, 2004.

By:	/s/ Federico C. Molina
Federico C. Molina
Financial Representative of the Republic of Argentina in
the United States of America

EXHIBIT INDEX

Exhibits		Sequential page number
A.	Form of Underwriting Agreement*

B.	Form of Distribution Agreement*

C.	Form of Dealer Manager Agreement*

D.	Form of Indenture*

E.	Form of Warrant Agreement*

F.	Form of Warrant*

G.	Form of Unit*

H.	Opinion of Counsel to the Ministry of Economy and Production of the Republic, in respect of the legality of the Debt Securities**

I.	Opinion of Cleary, Gottlieb, Steen & Hamilton, special New York Counsel to the Republic, in respect of the legality of the Debt Securities**

J.	Consent of Counsel to the Ministry of Economy and Production of the Republic (included in Exhibit H)**

K.	Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit I)**

*	To be filed by amendment to this Registration Statement.

**	Filed as an exhibit to Registration Statement No. 333-13536 and incorporated by reference herein.